SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

Portugal Telecom, SGPS, S.A.

Consolidated

Annual Report

2014

2

01

Macroeconomic Environment

1. International economic context

In 2014, the World Economy is expected to grow similarly to 2013, below the levels prior to the economic and financial crisis, and to those verified in the initial phase of recovery. This weaker than expected growth is largely associated with the behavior of advanced economies, with moderate domestic demand in a context of high unemployment. The geopolitical tension in Ukraine and the Middle East, a particularly harsh winter in the US, and the effects of a tax hike in Japan also contributed to a lower recovery of domestic demand in these economies. Many of the emerging economies continued significant activity growth rates, although they were also affected by declining demand in advanced economies, by a context of uncertainty and low levels of investment.

The euro area should maintain moderate growth, in a context where recovery of the labor market is weaker than in other advanced economies, where some countries maintain a process of fiscal consolidation and/or private sector deleveraging, and where the adoption of structural reforms, seen as crucial to promote competitiveness of economies, stimulate employment and thus stimulate economic growth, is not yet complete. This aspect is particularly important in that a large number of countries are adjusting the balance in several sectors of the economy. This is a long process with implications on aggregate demand. Inflation remains low worldwide. In the euro area, the inflation rate is currently close to zero percent (0.3 percent according to figures published by the European Central Bank, for September 2014), and medium to long-term inflation expectations have been decreasing.

Inflation rate (%)

Consolidated Annual Report | 2014

3

Growth of GDP (%)

Unemployment rate (%)

Source: OECD

Source: OECD

4

2. Portugal

The Portuguese economy performed well during the year 2014, for the first time in three years. GDP in 2014 grew at a moderate rate of 1.1%, and was constant in the second and third quarters of last year. Although recent data suggests some loss of momentum in the fourth quarter, economic recovery appeared to be on track. There was also slight improvement in public accounts during the year 2014. The government deficit in 2014 was 4.6% of GDP, down from 4.9% in 2013. Exports and imports increased 3.8% and 4.6%, respectively. However, unemployment remains high, at 14.2%, while inflation was at 0.2%. On January 21 2015, the Minister of Finance announced that the Government had decided to make early repayment on the bailout involving IMF loans. The Government, which in May 2014 put an end to the European Bailout Program, in the amount of approximately 78 thousand million euros, wants to follow Ireland and repay its loan in advance in order to benefit from the low negotiated interest rates.

3. Brazil

In 2014, Brazil grew 0.3%, well below what was seen in the last 4 years when, on average, Brazil grew at a rate of 3.4% per year. However, the level of unemployment remains low, at around 5.5%, thus continuing to show favorable conditions in the labor market. The exchange rate has shown some volatility during the year compared to the euro, and reached its highest level in September, at 2.9 reais per euro. However, by December 31, the amounts were in line with those recorded in the same period in 2013, ending 2014 at 3.24 reais per euro.

Growth of GDP (%)

Source: World Economic Outlook, IMF

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Unemployment rate (%)

Source: World Economic Outlook, IMF

Inflationary pressures continued throughout 2014, with Brazil having reached annual inflation of 6.3%. The level of indebtedness has been declining, having reached 65% of the GDP in 2014.

Inflation rate (%)

Source: World Economic Outlook, IMF

6

EUR/BRL Exchange rate (%)

Source: World Economic Outlook, IMF

7

02

Analysis of consolidated results

Consolidated results

After signing the new agreement with Oi, S.A. (“Oi”) and the execution of the Exchange in March 30, 2015, PT SGPS holds a 27.5% direct and indirect stake in Oi. Additionally, Portugal Telecom SGPS (“PT SGPS”) holds the Rio Forte Instruments (see chapter 4) and the Call Option over 47,434,872 common shares and 94,869,744 preferred shares of Oi.

On May 5, 2014, PT SGPS subscribed for 1,045,803,934 common shares and 1,720,252,731 preferred shares issued by Oi through the contribution of the PT Assets defined as its 100% interest in PT Portugal, SGPS, S.A., which as of that date included all operational businesses of Portugal Telecom Group except for the subsidiaries Bratel BV, Bratel Brasil, S.A. (“Bratel Brasil”), PTB2, S.A. (“PTB2”) and Marnaz, S.A. (“Marnaz”) and the investments in Oi, Contax Participações S.A. (“Contax”) and its controlling shareholders. As a result of the contribution to the Oi share capital increase:

•                  PT SGPS increased its effective interest in Oi from 23.2%, previously held through Bratel Brasil, to an economic interest of 39.7%, held through a total direct interest of 35.8% (32.8% in PT SGPS and 3.0% in Bratel Brasil) and an indirect interest of 3.9% held through the controlling shareholders of Oi;

•                  As a result of all transactions that were required to be implemented in the context of the contribution of PT Assets in the capital increase of Oi (as described in detail in chapter 4), and the low book value of those assets in the consolidated accounts of PT SGPS, PT SGPS recorded a gain of approximately 699 million euros (included in the results of discontinued operations), in the context of the capital increase of Oi, which primarily reflects (1) the difference between the fair value of the shares that PT SGPS received for the subscription of the capital increase of Oi (1,854 million euros) and the carrying value of the PT Assets (negative 2,676 million euros) contributed in kind in the capital increase, which was partially offset by (2) the dilution effect on the previous investment in Oi held through Bratel Brasil and the effect of the remeasurement of the previous investment in Oi to the fair value implicit in the capital increase.

•                  The results from all businesses that were contributed in Oi’s capital increase were presented as discontinued operations and, accordingly, the consolidated statements of income and cash flows for the year 2013 have been restated.

Included in the PT Assets contributed by PT SGPS in the Capital Increase of Oi were short-term investments in commercial paper of Rio Forte, held by its former subsidiaries PT Portugal SGPS, SA (“PT Portugal”) and Portugal Telecom International BV (“PT Finance”) amounting to 897 million euros (see chapter 4). On July 15 and 17, 2014, these instruments matured without the issuer having settled its obligations.

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Following the above events, on July 28 PT SGPS and Oi announced they had reached an agreement on the final terms following the new Memorandum of Understanding announced on July 16, 2014. As part of this agreement, it was stated that PT SGPS would exchange (“Exchange”) with Oi the Rio Forte Instruments amounting to 897 million euros, in exchange for 474,348,720 common shares and 948,697,440 preferred shares of Oi (“Oi Shares Subject to the Exchange”) - adjusting for the effect of grouping the shares of Oi (reverse stock split) on December 22, 2014, this corresponds to 47,434,872 common shares and 94,869,744 preferred shares - and PT SGPS would be granted an American type, non-transferable option (“Call Option”) to repurchase the Oi Shares Subject to the Exchange (with an exercise price for the common shares of 2.0104 reais and 1.8529 reais for the preferred shares) - adjusting for the effect of grouping the shares of Oi, the price corresponds to 20.104 Reais per common share and 18,529 Reais per preferred share, which would be adjusted by the Brazilian interest rate CDI plus 1.5% per year. The exchange was concluded on March 30, 2015.

The direct and indirect stake in Oi of 39,7% as of December 2014 will be reflected in PT SGPS accounts as follows: the stake that will not be object of the Exchange (22.8%) is classified as per IFRS 11 as a joint venture, and registered in accordance with the equity method.  This interest is equivalent to 27.5% after the Exchange on March 30, 2015, since the shares delivered are considered treasury shares of Oi. The remaining stake (16.9%) is classified as a non-current asset held for sale.

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Consolidated Income Statement

Euro million

	2014	2013 Restated
Wages and salaries	(5.8)	11.9
Supplies and external services	26.2	3.2
Provisions and adjustments	(0.2)	(0.8)
Indirect taxes	6.4	2.9
EBITDA	(26.6)	(17.3)
Depreciation	0.1	0.2
EBIT	(26.7)	(18)
Other gains, net	(0.9)	(124.9)
Income (loss) before financial results and taxes	(25.7)	107.4
Net interest income	(11.7)	(18.5)
Net losses on financial assets and other investments	363.0	1.3
Losses in joint ventures	378.6	6.8
Net other financial losses	39.5	11.8
Income (loss) before taxes	(795.2)	106.1
Income taxes	(35.3)	(4.4)
Net income (loss) from continuing operations	(759.9)	110.5
Net income from discontinued operations	470.7	278
Net income	(289.2)	388.0
Non-controlling interests	13.6	57.0
Net income attributable to controlling interests	(302.8)	331.0

The consolidated operating costs amounted to Euro 27 million in 2014 and 17 million euros in 2013, reflecting higher costs with legal and financial consulting services related to the business combination between PT SGPS and Oi, and higher indirect taxes relating to these expenses. These effects were partially offset by the partial reversal of accruals for variable remuneration that had been recognized in prior years.

Other net gains of Euro 125 million in 2013 mainly include a gain of Euro 134 million resulting from the settlement of contractual obligations related to the acquisition of the investment in Oi in 2011 for Euro 16 million, less than the initially recognized liability.

Net interest income amounted to Euro 12 million in 2014 and Euro 19 million in 2013, which are mainly related to cash deposits held by PT SGPS and by Bratel Brasil, since the debt of PT SGPS following Oi’s capital increase, was transferred to Oi as part of the PT Assets.

Net losses on financial assets and other investments, amounting to Euro 363 million for the fiscal year 2014, reflect the reduction between September 8 and December 31, 2014 of the value of the stake in Oi classified as non-current asset held for sale, and related to the Exchange Agreement entered into with Oi on September 8, 2014 (Rio

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Forte Instruments and Call Option on shares of Oi, as described in detail in chapter 4 below). This investment is recorded at fair value based on the price of Oi’s shares as of December 31, 2014.

The losses in joint ventures amounted to Euro 379 million in 2014 and Euro 7 million in 2013, and correspond to PT SGPS’s stake in losses of joint ventures, recorded according to the equity method. The change in this item reflects the share of PT SGPS in Oi’s results, which include: (1) a loss of Euro 1.3 billion recognized by Oi in December 2014, to adjust the book value of the domestic operations of PT Portugal, which have been classified as discontinued operations by Oi, to their recoverable amount under the agreement with Altice S.A. (“Altice”) for the sale of these businesses, (2) the reduction of Oi’s routine EBITDA in 2014, and (3) the increase in financial expenses of Oi in 2014.

Other net financial costs amounted to Euro 40 million in 2014, which essentially reflected the impact of the Euro 27 million provision related to the financial impact of the Exchange Agreement entered into with Oi. Additionally, this item also includes bank charges and other financial services incurred, following the business combination between PT SGPS and Oi, especially taxes paid on the transfer of funds to Brazil.

Income tax amounted to a gain of Euro 35 million in 2014, primarily reflecting (1) the reversal of provisions for tax contingencies amounting to Euro 27 million, and (2) the tax effect on operating costs and other financial expenses net of financial income. The change from the same period last year mainly reflects higher operating costs.

Net income from discontinued operations in 2014 mainly includes a gain recorded in the capital increase of Oi, totaling Euro 699 million, partially offset by the write-off of deferred tax assets relating to reportable tax losses, amounting to Euro 208 million, recorded on the same day due to the discontinuation of businesses in Portugal that supported the recognition of these deferred taxes. Excluding these effects, discontinued operations recorded a loss of Euro 20 million in 2014, compared with a profit of Euro 278 million in 2013, which mainly reflects the gain recorded in the disposal of the investment in CTM in the 2Q13 (Euro 310 million), partially offset by certain provisions and adjustments for the same period in order to adjust the carrying value of certain assets to their corresponding recoverable amounts.

The result attributable to non-controlling interests amounted to Euro 14 million in 2014 and Euro 57 million in 2013, primarily reflecting lower results in the Africa businesses in 2014 until May 5, when they were contributed to the capital increase of Oi.

The net loss amounted to Euro 303 million in 2014 compared to a net profit of Euro 331 million in 2013, primarily reflecting: (1) higher losses in joint ventures recorded under the equity method (Euro 379 million in 2014 and Euro 7 million in 2013); (2) net losses on financial assets (Euro 363 million in 2014 and 1 million in 2013), mainly reflecting the devaluation of Oi’s shares associated with the Exchange Agreement that occurred between September 8 and December 31, 2014; (3) the provision (Euro 27 million) related to the financial impact as of December 31, 2014 of the Exchange Agreement entered into with Oi; (4) the gain of Euro 310 million recorded in the disposal of CTM in the 2Q13, and (5) other net gains recorded in 2013 (Euro 125 million). These effects were partially offset by the gain recorded in the context of the capital increase of Oi net of the write off of tax losses (Euro 491 million), the gains recorded in income tax in 2014 and by a greater share of non-controlling interests on 2013 income.

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Consolidated Financial Statement

Euro million

	31 Dec 2014	31 Dec 2013
ASSETS
Cash and cash equivalents	109.5	1,659.0
Short-term investments	—	914.1
Accounts receivable	0.1	1,170.7
Non-current assets held for sale	388.4	4.7
Investments in joint ventures	714.2	2,408.2
Investments in associated companies	—	511.3
Goodwill	—	380.6
Intangible assets	—	717.7
Tangible assets	0.2	3,438.5
Deferred taxes	—	564.9
Other current assets	6.2	250.7
Total assets	1,218.5	12,020.4
LIABILITIES
Gross debt	0.1	7,371.1
Accounts payable	9.0	587.7
Accrued expenses	23.4	534.7
Taxes payable	5.4	80.1
Post retirement benefits	—	960.9
Deferred taxes	—	243.8
Provisions	27.2	91.1
Other liabilities	0.9	284.2
Total liabilities	66.0	10,153.6
Equity excluding non-controlling interests	1,152.5	1,641.3
Non-controlling interests	—	225.5
Total equity	1,152.5	1,866.8
Total liabilities and shareholders’ equity	1,218.5	12,020.4

The reduction in total assets and total liabilities reflects the assets and liabilities of the businesses that were contributed in the capital increase of Oi on May 5, 2014, explaining the decrease in most items of the Consolidated Financial Statement.

Non-current assets held for sale as at December 31, 2014 correspond to the fair value of the shares of Oi delivered subsequently in March 2015 by PT SGPS to PT Finance under the Exchange Agreement. The fair value of these shares was determined based on the price of shares of Oi on December 31, 2014.

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Investments in joint ventures on December 31, 2014 correspond mainly to the effective stake of 22.8% of PT SGPS in Oi, net of the stake (16.9%) associated with the Exchange Agreement which was classified as non-current asset held for sale. These investments in joint ventures are measured using the equity method. This interest is equivalent to 27.5% after the Exchange on March 30, 2015, since the shares delivered are considered treasury shares of Oi.

Provisions as at December 31 2014, include an amount of Euro 27 million related to the financial impact of the Exchange Agreement entered into with Oi.

The equity, excluding non-controlling interests, amounted to Euro 1.153 billion as of December 31, 2014, compared to Euro 1.641 billion as of December 31, 2013, a decrease of Euro 489 million, reflecting mainly: (1) the loss generated in the period (Euro 303 million), (2) dividends attributable by PT SGPS to its shareholders on April 30, 2014 and paid on May 30, 2014 (Euro 86 million), and (3) the effective participation of PT SGPS in the net losses recorded by Oi directly in its shareholders equity (Euro 471 million). These effects were partially offset by (1) the positive currency conversion adjustments of Euro 160 million, primarily related to the appreciation of the Real against the Euro, (2) the positive effect on reserves arising from the transfer of negative currency translation adjustments to net income (Euro 40 million), as the net income above is negatively affected by this value, (3) the reversal of own shares in reference to the 10% share held by Oi in PT SGPS (Euro 159 million), and (4) actuarial gains related to post retirement benefits determined until May 5, 2014 (Euro 22 million).

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03

PT SGPS in the capital markets

Shareholder remuneration

In 2014, PT SGPS distributed 88 million euros to shareholders for the fiscal year 2013, corresponding to a dividend of 0.10 cents of euro per share, paid to shareholders on May 30, 2014.

Annual dividends per share - Dividends paid

On December 31, 2014 and on the publication date of this report, the total number of shares outstanding, excluding 20,640,000 treasury shares, amounted to 875,872,500 shares. The total shares in issue was 896,512,500.

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Shareholder structure

As of December 31, 2014, the holdings of qualified shareholders represented more than 51% of the share capital of PT SGPS, as follows:

Qualified holdings

Date of report	Institutions	No. of shares	% of capital	% of voting rights
12-Nov-14	Novo Banco (a)	112,702,533	12.60%	12.60%
10-Jul-12	RS Holding (a)	90,111,159	10.05%	10.05%
31-Mai-12	Telemar Norte Leste S.A.	89,651,205	10.00%	10.00%
6-Fev-12	Norges Bank	44,442,888	4.96%	4.96%
5-Dez-14	UBS Group AG (b)	31,888,104	3.56%	3.56%
2-Jan-14	Grupo Visabeira	23,642,885	2.64%	2.64%
3-Fev-10	Controlinveste International Finance, S.A (c)	20,419,325	2.28%	2.28%
6-Mai-14	Instituto de Gestão de Fundos de Capitalização da Segurança Social (d)	20,260,743	2.26%	2.28%
18-Nov-14	Morgan Stanley (e)	19,400,557	2.16%	2.16%

(a) PT SGPS Bylaws include a limitation on the counting of votes, whereby any votes in excess of 10% of the total voting rights corresponding to the share capital cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, shall not be counted (article 13,10). As such, the voting rights that may be effectively exercised by Novo Banco, on the one hand, and RS Holding, on the other hand, should be considered as limited to 10%. (b) On 17 April 2015, PT SGPS informed that UBS Group AG became the holder of less than 2% of PT SGPS share capital and corresponding voting rights. (c) On 24 February 2015, PT SGPS informed that Olivedesportos — Publicidade, Televisão e Media, S.A. became the holder of less than 2% of PT SGPS share capital and corresponding voting rights. (d) On 17 March 2015, PT SGPS informed that Instituto de Gestão de Fundos de Capitalização da Segurança Social, IP became the holder of less than 2% of PT SGPS share capital and corresponding voting rights. (e) On 3 February 2015, PT SGPS disclosed that Morgan Stanley owned a qualified holding in PT SGPS equivalent to 30,566,011 shares, representing 3.41% of its share capital social and voting rights.

PT SGPS has a diversified shareholder structure, with around two-thirds of its share capital held by foreign shareholders, essentially divided between Europe and North America (US and Canada), representing 27.3% and 14.2% respectively of the shareholder base. The Portuguese market represents around 39.3% of the shareholder basis.

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04

Main events

Businesses Combination of PT SGPS and Oi

Following the memorandum of understanding, disclosed in a timely manner to the market on October 2, 2013 (“Memorandum of Understanding”), PT SGPS, Oi and the major shareholders of both companies announced their intention to proceed with a business combination of PT SGPS and Oi (the “Business Combination”) merging them into a single listed entity under Brazilian law, it having been decided that such company would be TmarPart.

The Business Combination, as initially envisioned, involved three main phases:

•                  A first phase, involving a capital increase of Oi (the “Capital Increase of Oi”), settled on May 5, 2014, with the issuance of common shares and preferred shares in an offering for an aggregate amount of 8,250 million reais in cash, including the exercise of a greenshoe, and common shares and preferred shares in favor of PT SGPS, in exchange for the contribution, by PT SGPS to Oi of (i) all of the operating assets of PT SGPS, except the shares held directly or indirectly - through Bratel Brasil and PTB2  — in Oi, Contax and Bratel BV, and (ii) substantially all of PT SGPS’s liabilities on the date of the contribution, valued in net terms (assets less liabilities) in accordance with their respective appraisal reports at 5,709.9 million reais. Simultaneously with the Capital Increase of Oi, PT SGPS, through its subsidiaries in Brazil, subscribed to debentures convertible into shares of companies belonging to the control groups of AG Telecom Participações S.A. (“AG Telecom”) and of LF Tel S.A. (“LF Tel”), and these entities subscribed to debentures convertible into shares of TmarPart, which have been fully converted. As a result of such conversion, PT SGPS came to hold an additional shareholding stake in companies belonging to the control groups of AG Telecom and of LF Tel, and indirectly in TmarPart and Oi;

•                  A second phase, involved the merger of shares, under Brazilian law (the “Merger of Oi”), under which, subject to approval of holders of common shares of Oi and of CorpCo, all shares of Oi not belonging to CorpCo would be exchanged for common shares of CorpCo, with Oi becoming a wholly owned subsidiary of CorpCo and, at the same time, the latter would be listed on the Novo Mercado segment of BM&FBOVESPA S.A. — (Bolsa de Valores, Mercadorias e Futuros “BM&FBOVESPA”). Simultaneously with the Merger of Oi, a simplification of the corporate structure of CorpCo was planned, by means of the corporate reorganization of several direct and indirect shareholder holding companies of CorpCo, by which, among other things, PT SGPS would come to directly hold shares of Oi corresponding to its indirect stake in CorpCo (“Corporate Reorganization”); and

•                  A third phase, involving the subsequent merger under Portuguese and Brazilian law, of PT SGPS with and into CorpCo (the “PT SGPS Merger”), and under the terms of which the shareholders of PT SGPS would receive a total number of CorpCo shares equal to the number of shares of such company held by PT SGPS immediately prior to the PT SGPS Merger. The shares of CorpCo, the surviving entity of the above referenced transactions, would be listed on the Novo Mercado segment of BM&FBOVESPA, on the regulated market NYSE Euronext Lisbon (“Euronext Lisbon”) and the New York Stock Exchange (“NYSE”).

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The transaction was thus agreed to, leaving execution thereof to the management of both companies (which included common members amongst themselves, by designation, by virtue of the reciprocal stake company had in the share capital of the other), subject to the approval at a general shareholders meeting. In the specific case of PT SGPS, the first and third stages were subject to approval at a general shareholders meeting.

Phase 1 - Capital Increase of Oi

As part of the process leading to the Business Combination, the Capital Increase of Oi was carried out, and as planned, part of the newly issued shares of Oi were subscribed by PT SGPS and paid by means of a contribution in kind corresponding to all of the shares held by PT SGPS in PT Portugal, a company that then owned all of the operating assets of the business of the companies of the PT SGPS group (with the exception of shares directly or indirectly held in Oi, Contax and Bratel BV) and the respective liabilities at the date of its contribution (“PT Assets”). The PT Assets were contributed at a value based on a proposal by the Oi Board of Directors at a general shareholders’ meeting of Oi, supported by an appraisal report conducted by an independent research company - Banco Santander (Brazil) S.A., hired for such purpose by Oi - in accordance with applicable Brazilian law, said report was approved at a general shareholders meeting of Oi, held on March 27, 2014.

As mentioned above, PT SGPS’s participation in the Capital Increase of Oi, given to the importance of the matter, was submitted to approval by a meeting of PT SGPS’s general shareholders.

On March 27, 2014, the shareholders of Oi approved the appraisal report referred to above and the contribution of PT Assets to Oi, valued at 5,709.9 million reais - corresponding to the equivalent of 1,750 million euros, applying the real to euro exchange rate on February 20, 2014 (i.e., 3.2628 reais per euro), as provided for in previous agreements - an amount which the shareholders of PT SGPS, at a meeting also held on March 27, 2014, approved for contribution such PT Assets under the Capital Increase of Oi.

On May 5, 2014, said capital increase was settled, with PT SGPS subscribing for 1,045,803,934 common shares and 1,720,252,731 preferred shares representing the share capital of Oi received in return for the contribution of the entire share ownership of PT Portugal, holder of the PT Assets. In this manner, PT SGPS came to hold on such date, as its only significant asset, a direct and indirect stake of 39.7% in the share capital of Oi, including a stake of 39.0% of the voting share capital (excluding the indirect stake held by TmarPart, AG Telecom and LF Tel in Oi).

Among the PT Assets, contributed under the Capital Increase of Oi, was a creditor position on the company Rio Forte — a company in the Espírito Santo Group (“GES”) —which corresponded to short-term investments subscribed or acquired by two entities that were at the time, of the wholly owned subsidiaries of PT SGPS - namely PT Portugal and PT Finance - with a par value of 897 million euros, identified as “Rio Forte Instruments”.

Shareholder agreements

TmarPart shareholder agreements ( “TmarPart Shareholders Agreements”) are in effect, having been entered into or amended on January 25, 2011, February 19, 2014 and September 8, 2014, the quorums laid down in the agreements having been adjusted to take into account the percentage of stakes held by AG Telecom, LF Tel, by BNDES Participações S.A. - BNDESPAR (“BNDESPAR”), the Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”), the Fundação Atlântico de Seguridade Social (“FATL”), Fundação Petrobras de Seguridade Social — PETROS (“PETROS”), the Fundação dos Economiários Federais — FUNCEF (“FUNCEF”) and Bratel Brasil, to ensure that the

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voting rights of these shareholders will be identical to those held on February 19, 2014, and provided that such shareholders have not reduced their respective stakes through the sale of shares to third parties who are not original signatories of the Global Shareholders Agreement (as defined below) or their related parties.

The TmarPart Shareholders Agreements comprise (a) a general shareholders’ agreement, signed by all of the shareholders of TmarPart - AG Telecom, LF Tel, FATL, Bratel Brasil, BNDESPAR, PREVI, PETROS and FUNCEF - as parties, and by TmarPart and PT SGPS, as intervening parties (“Global Shareholders Agreement”) and (b) a shareholders agreement entered into only by AG Telecom, LF Tel and FATL as parties and by TmarPart as an intervening party (“Control Group Shareholders Agreement”).

The TmarPart Shareholders Agreements provide for the following relevant rights and obligations:

(1) Global Shareholders Agreement:

(i)                                     The initial period of the Global Shareholders Agreement expires on April 25, 2048, or on the date on which the last concession or authorization to lapse, held by TmarPart or any of its subsidiaries, expires, whichever is later, subject to the agreement of the parties of the Global Shareholders Agreement. The duration of the Global Shareholders Agreement may be extended for successive ten year periods with the consent of all of the respective parties.

(ii)                                  The following rules apply to the election of members of the board of directors and officers, and to the vote of the respective shares of TmarPart and each of the subsidiaries of TmarPart that have net operating income equal to or greater than 100 million reais, which will be referred to as “controlled subsidiaries”:

a.              The Board of Directors of TmarPart shall be composed of eleven members and an equal number of alternates;

b.              AG Telecom, LF Tel and FATL shall together hold the right to appoint the majority of members of the Board of Directors of TmarPart and of each of the controlled subsidiaries;

c.               Each increment of 7% of the share capital with voting rights of TmarPart held by a party to the Global Shareholders Agreement, will assign to such party, the right to appoint a member of the board of directors of TmarPart and of each of the controlled subsidiaries and the respective alternate;

d.              While it holds at least 7% of the share capital with voting rights of TmarPart, PT SGPS will have the right to appoint a member of the board of directors of TmarPart and two members of the Board of Directors of Oi and their respective alternates, from among executive administrators and executive officers of PT SGPS;

e.               Each increment of 7% of the share capital with voting rights of TmarPart held together by BNDESPAR, PREVI, PETROS and by FUNCEF, shall give these entities the right to collectively appoint (a) a member of the Board of Directors of TmarPart and each of the controlled subsidiaries and the respective alternate; and (b) one member and respective alternate of the Board of Directors of Oi;

f.                The executive board of TmarPart will be composed of four directors;

g.               AG Telecom, LF Tel and FATL will, together, be entitled to appoint the CEO of TmarPart and another executive board member of TmarPart;

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h.              While they together hold at least 12% of the share capital with voting rights of TmarPart, PREVI, PETROS and FUNCEF, they shall together hold the right to appoint a board member of TmarPart;

i.                  While PT SGPS holds at least 12% of the share capital with voting rights of TmarPart, it will have the right to elect a board member of TmarPart;

j.                 AG Telecom, LF Tel, BNDESPAR, Bratel Brasil, FATL, PREVI, PETROS and FUNCEF will jointly elect, pursuant to the rules of the Global Shareholders Agreement, the CEO of each of the controlled subsidiaries;

k.              BNDESPAR, PREVI, PETROS and FUNCEF hold the right to together appoint a member of the Audit Committee of TmarPart, when functioning, and of each of the controlled subsidiaries; and

l.                  AG Telecom, LF Tel, BNDESPAR, Bratel Brasil, FATL, PREVI, FUNCEF and PETROS will hold prior meetings before shareholder meetings and the Board of Directors of TmarPart and the controlled subsidiaries, and will exercise their voting rights at TmarPart and the controlled subsidiaries and instruct their representatives on these Boards of Directors to vote, in accordance with the decisions made at previous meetings. Said parties may not exercise their votes, including the shares held directly in Oi and other relevant subsidiaries, to prevent the approval of matters previously approved at a prior meeting held under this Shareholders Agreement.

(iii)                               Under the Global Shareholders Agreement, each of the parties agreed:

a.              Not to enter into other shareholders agreements relating to shares of TmarPart, other than (i) the Global Shareholders Agreement, (ii) the Control Group Shareholders Agreement, (iii) the shareholders agreements entered into by Bratel Brasil, Andrade Gutierrez S.A. (“AGSA”) and Jereissati Telecom S.A. (“Jereissati Telecom”), and (iv) the shareholders agreement entered into by BNDESPAR, PREVI, FUNCEF and PETROS;

b.              Not to change the Global Shareholders Agreement, the Control Group Shareholders Agreement, the shareholders agreements entered into by Bratel Brasil, AGSA and Jereissati Telecom, nor the shareholders agreement entered into by BNDESPAR, PREVI, and FUNCEF PETROS, without the consent of all parties to the Global Shareholders Agreement;

c.               Not form any burden on the shares they hold in TmarPart, except for pledge or collateral, in accordance with the Global Shareholders Agreement;

d.              Assign certain rights of first refusal and monitoring in the event of sale (tag along) to other parties to the Global Shareholders Agreement in relation to any transfer of shares that they hold in TmarPart and to any transfer of the controlling shares of TmarPart;

e.               That other parties of the Global Shareholders Agreement have the right to sell, and PT SGPS (through Bratel Brasil) have a duty to buy, all of the shares held in TmarPart by the other parties, if Bratel Brasil acquires control of TmarPart;

f.                Offer shares that it holds to other parties to the Global Shareholders Agreement, if the shareholder suffers a change of control; and

g.               That the other shareholders have the right to acquire all shares of TmarPart held by Bratel Brasil in the event of a change of control of PT SGPS.

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(2) Control Group Shareholders Agreement

(i)                                     The initial period of the Control Group Shareholders Agreement expires on April 25, 2048 and may be extended for successive ten year periods with the consent of all of the respective parties.

(ii)                                  Under the Control Group Shareholders Agreement, each of the parties agreed:

a.              To have prior meetings before the prior meetings to take place under the Global Shareholders Agreement, and exercise the voting rights attached to their common shares in TmarPart in accordance with the decisions taken at such previous meetings;

b.              That any common shares of TmarPart sold by a party to the Control Group Shareholders Agreement to any other party of the same agreement shall remain subject to this agreement; and

c.               If a party to the Control Group Shareholders Agreement sells all or part of their shares in TmarPart to any other party or a third party, the buyer (s) and the seller, as appropriate, shall be considered a block for purposes of exercising voting rights under the Control Group Shareholders Agreement (even if the buyer (s) is (are) already party (ies) to this Agreement) and such block will have prior meetings before the prior meetings of the parties to the Control Group Shareholders Agreement.

Rio Forte debt instruments

As mentioned above, included in the PT Assets contributed by PT SGPS in the capital increase of Oi were short-term investments in commercial paper of Rio Forte, held by PT SGPS’s former subsidiaries, PT Portugal and PT Finance, in the amount of 897 million euros, which have been reinvested in Banco Espirito Santo, as follows:

a)                                     On April 15, 2014, PT Finance subscribed 647 million euros in notes (“Notes”), which matured on July 15, 2014. The terms and conditions of this operation define the notes as unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness. The defined yield was 3.75% per annum (Current Base/360). The designated jurisdiction for any dispute is Luxembourg.

b)                                     On April 15, 2014, PT SGPS subscribed for 200 million euros in notes (“Notes”), which matured on July 15, 2014. On May 5, 2014, the Notes were transferred to PT Portugal as part of the process of transferring all assets and liabilities directly held by PT SGPS to PT Portugal, for the purpose of the latter’s contribution in the Capital Increase of Oi. These issuances were made through a private placement under the prospectus prepared by the issuer and dated December 21, 2012, entitled “Eur 1,000,000,000 Euro Medium Term Note Programme,” which was approved by the Luxembourg Commission de Surveillance du Secteur Financier. The terms and conditions of this operation defined the notes as “Senior” unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness. The defined yield was 3% per annum (Current Base/360). The designated jurisdiction appointed for any dispute is Luxembourg and.

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c)                                      On April 17, 2014, PT Finance subscribed for 50 million euros in notes (“Notes”), which matured on July 17, 2014. This issuance was made through a private placement under the prospectus prepared by the issuer and dated September 21, 2012, entitled “Eur 1,000,000,000 Euro Medium Term Note Programme,” which was approved by the Luxembourg Commission de Surveillance du Secteur Financier The terms and conditions of this transaction defined the notes as “Senior” unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness. The defined yield was 3.75% per annum (Current Base/360). The designated jurisdiction for any dispute is Luxembourg.

These debt instruments were contributed by PT SGPS in the Capital Increase of Oi, and reached their maturity on July 15 and 17, 2014, without having been settled by the issuer.

This GES holding company requested that a system of controlled management be adopted in accordance with Luxembourg law, even though it is recognized that it did not have the financial capacity to meet its financial commitments, it understood that the best protection for its creditors would be the adoption of this legal regime, a request that was denied by a Luxembourg court. Following this rejection, Rio Forte went into liquidation and was declared bankrupt a the Luxemburg Court on December 8th 2014. According to the last public announcement of the liquidation curators, the deadline for claiming their debts within this lawsuit ends on June 1st 2015.

Agreement on the terms to proceed with the Business Combination

Following the above events, on July 28, PT SGPS and Oi announced that they had reached an agreement on the definitive terms of the main agreements to be signed following a new Memorandum of Understanding announced on July 16, 2014 (see the sub-chapter “Subsequent Events”). The main terms of these contracts established that:

•                  PT SGPS was going to exchange (“Exchange”) Rio Forte Instruments amounting to 897 million euros with Oi, in exchange for 474,348,720 common shares plus 948,697,440 preferred shares of Oi (“Oi Shares Subject to the Exchange”) - adjusting for the effect of the reverse split of Oi shares on December 22, 2014, corresponding to 47,434,872 common shares and 94,869,744 preferred shares;

•                  PT SGPS would be assigned an American-type non-transferable call option (“Call Option”) to reacquire the Oi Shares Subject to the Exchange (with the strike price of 2.0104 reais for common shares and 1.8529 reais for preferred shares) — which, adjusting to the effect of the reverse split of Oi shares, corresponds to 20.104 reais for common shares and 18.529 reais for preferred shares, after the reverse split, which would be adjusted by the Brazilian CDI rate plus 1.5% per year;

•                  The Call Option on the Oi Shares Object of the Option would enter into force on the date of the Exchange and mature in six years, the possibility of PT SGPS exercising this option expiring by 10% at the end of the first year and 18% at the end of each following year;

•                  Any amount received as a result of the monetization of the Call Option by issuing derivatives would have to be used to exercise the Call Option;

•                  PT SGPS could only acquire shares of Oi or CorpCo by exercising the Call Option;

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•                  The Call Option would be canceled if (i) the bylaws of PT SGPS were voluntarily changed to remove the voting limitation of 10%, (ii) if PT SGPS acted as a competitor of Oi, or (iii) PT SGPS violated certain obligations arising from the final documentation, and

•                  The contracts would be concluded as soon as all corporate approvals were obtained and the Exchange, which should be completed by March 31st 2015, would be subject to approval by the Comissão de Valores Mobiliários no Brasil (“CVM”).

The terms of the agreements also included an alternative agreement to the previously announced merger of PT SGPS by CorpCo, in order to achieve the following objectives:

•                  Allow the merger of Oi into CorpCo and the migration to the Novo Mercado be implemented as soon as possible, with the listing of CorpCo on BM&F Bovespa, Euronext Lisbon and NYSE;

•                  Subject to approval by the Board of Directors and at a general shareholders meeting convened specifically for this purpose, the implementation of an alternative structure to the PT SGPS Merger which would allow for the goal to be reached in the fastest and most efficient possible way, unifying the shareholder pools of both companies, and attributing the shareholders of PT SGPS all of the CorpCo shares held by PT SGPS, after executing the Exchange and before exercising the Call Option, corresponding to a stake of 25.6% in CorpCo, adjusted by treasury shares, and

•                  PT SGPS would continue to be listed, its sole significant assets being those relating to the share of the Rio Forte Instruments and the Call Option.

The terms of the agreements, as described above, were approved on September 8, 2014 at the general shareholders meeting of PT SGPS, and the definitive agreements were signed on the same day. Implementation of the Exchange would subsequently be approved by the CVM.

Public offering for the purchase of shares representing the share capital of PT SGPS

On November 9, 2014, a preliminary announcement of a public tender offer was published, for all common and Class A shares, representing the total share capital and voting rights of PT SGPS (including shares corresponding to the capital of PT SGPS underlying the ADRs traded on the NYSE), by the company Terra Peregrin - Participações, SGPS, S.A. (“Terra Peregrin”), an entity whose voting rights were entirely attributable to Isabel dos Santos and/or one or more companies (headquartered in Portugal or abroad) under common control or in a group relationship with the offering party and/or Isabel dos Santos.

The offering presented was general and voluntary, and the consideration offered, to be paid in cash, corresponding to 1.35 euros per share, representing a premium of about 11% over the closing price of the shares of PT SGPS on November 7, 2014 (1.217 euros). The effectiveness of the offering was conditional on the acquisition of at least 50.01% of the voting rights of the share capital of PT SGPS.

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Under a notice dated November 10, Oi considered the offering conditions “unacceptable”, the adoption of which would entail amending the terms of the Business Combination, nevertheless renegotiated between PT SGPS and Oi, indicating no changes would be made to the corporate documents, definitive agreements and other instruments signed to satisfy any of the conditions for issuing the offering.

After Oi adopted its position, on November 17, 2014, Terra Peregrin issued a statement by which it expressed “its initial willingness” to waive a number of conditions previously included in the issue of the offering of shares representing the share capital of PT SGPS.

On the same date, the CMVM issued an announcement on the change of the conditions by the offeror and stated that (i) the offeror had announced its willingness to waive or amend certain conditions included in the preliminary announcement for the launch of the offer, and that any definitive decision should be formalised through an alteration of the conditions established in said preliminary announcement and be included in the request for registration to be presented to the CMVM until 1 December 2014; and (ii) since the consideration mentioned in the preliminary announcement does not comply with the weighted average price in the six-month period prior to the preliminary announcement, the CMVM would evaluate, at the time of the registration of the offer, the justification and equity of the consideration proposed, to be duly explained by the offeror in its request for the registration of the offer, and then decide whether the offer should be deemed as derogating the duty to launch the subsequent takeover bid as a result of the acquisition of more than 50% of the voting rights of PT SGPS.

The Board of Directors of PT SGPS, at its meeting to examine the report on the opportunity and conditions of the Terra Perregriin tender offer, announced that it was opposed to the terms of this tender offer.

The CMVM informed the market, on December 17, 2014, that the offering of Terra Peregrin should meet the price obtained by applying the weighted average price, having assessed such factors as i) the high liquidity of the PT SGPS security, and ii) the listing not being affected, as a criterion of evaluation, by events that have distorted the mechanisms underlying its formation. Under these provisions, the CMVM has considered that the Terra Peregrin tender offer was not derogating the duty to launch the subsequent takeover bid, should more than 50% of the PT SGPS voting rights be acquired as a part of the Tender Offering. For that reason, one of the conditions for the effectiveness of the Tender Offering was not fulfilled.

On December 23, 2014, Terra Peregrin announced to the market the withdrawal of its tender offer for the shares representing the share capital of PT SGPS, given the decision to not grant the application for derogation by CMVM.

Arbitration proceedings against Africatel GmbH

In November 2014, Africatel GmbH and PT SGPS were informed that Samba, which holds the remaining 25% of Africatel Holdings B.V.  (“BV”), had initiated arbitration proceedings against Africatel GmbH and PT SGPS in the International Court of Arbitration of the International Chamber of Commerce regarding its alleged put right to sell stake in Africatel BV, among other allegations. Samba alleges that its right to such put option, as per the agreement between Africatel BV shareholders, was triggered by the operation between PT SGPS and Oi, which includes Oi’s capital increase. These other alleged rights and claims include claims relating to purported rights of first offer, first refusal and tag-along that Samba believes were also triggered by the foregoing transactions. If the arbitration tribunal were to agree with Samba’s claims, among other things, an independent valuation of Africatel could be

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required, and any liability with respect to a purchase of Samba’s interest in Africatel and/or damages could be significant. Both Africatel GmbH and PT SGPS intend to vigorously defend this arbitration proceeding.

Under the Subscription Agreement entered into by PT SGPS and Oi, in relation to the capital increase of the latter, Oi agreed to succeed to PT SGPS, any rights or obligations contracted by the latter, provided that the agreements provided that the agreements giving rise to that right or obligation were listed in the documentation of the global offering that was part of the Capital Increase of Oi, as is the case with the Samba arbitration. It was disclosed in the prospectus relating to the Oi Capital Increase that, among other things, Samba had stated that the business combination between Portugal Telecom and Oi had triggered, under the Africatel shareholders’ agreement, a put option concerning the stake of Samba in Africatel Holdings BV. However, it is not possible to guarantee that Oi will succeed to any and all liabilities and/or losses pertaining to the Arbitration proceeding against Samba.

Reverse stock split — Oi shares

On November 18, 2014, at a special shareholders meeting of Oi, the reverse split of all common and preferred shares issued by Oi was approved at a ratio of 10:1, so that each tranche of ten shares of each class was grouped into one share of the same class, with the consequent amendment of Article 5 of Oi’s Bylaws.

As a result of the reverse split, 2,861,553,190 common shares and 5,723,166,910 preferred shares now represent 286,155,319 common shares and 572,316,691 preferred shares, respectively. Thus, at the special shareholders meeting held on November 18, 2014, Oi’s shareholders also approved the amendment of the first paragraph of Article 5 of Oi’s Bylaws to reflect the changes to the share capital and number of shares issued by Oi, approved by the Board of Directors, so that the share capital was represented by 858,472,010 shares, of which 286,155,319 are common shares and 572,316,691 preferred shares, registered and without par value.

External auditor

In a letter date of December 18th 2014, Deloitte & Associados, SROC, S.A. (“Deloitte”) have presented their letter of resignation as external auditors for the company, for the year of 2014, given Oi’s decision, on October 2014, to name a different auditor for PT Portugal and its relevant Portuguese subsidiares. As a result, Delloitte was directily auditing an small part of the assets and income of consolidated PT SGPS, and therefore concluded that they no longer had the technical conditions to continue to take responsibility for certifying the 2014 consolidated accounts of PT SGPS.

In March 2015, the Audit Committee approved a contract with BDO & Associados, SROC, Lda. (“BDO”) to perform the integrated audit of PT SGPS for 2014.

Sale of the share capital of PT Portugal by Oi

On November 2, 2014, Oi received a firm offer to acquire the assets of PT Portugal from Altice, related to its operating activities. The amount of the offer was 7.025 billion euros, excluding cash and debt, including and earn-out of 500 million euros dependent on the generation of future revenue, and a 2nd earn-out of 400 million euros dependent on the future generation of operating free cash flow. This offer excludes the investments of PT Portugal in Africatel GmbH and Timor Telecom, S.A., the debt of PT Portugal, and the Rio Forte Instruments.

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Oi received a 2nd offer to acquire the assets of PT Portugal on November 11, 2014, presented as a joint offer by Apax Partners LLP (“Apax”) and Bain Capital Funds (“Bain”). This proposed acquisition amounted to 7.075 billion euros, excluding cash and debt, contemplating earn-outs identical to the Altice offer. Apax and Bain did not offer to acquire the business of PT Portugal in Africa, the debt of this entity or the Rio Forte Instruments.

On December 1, as a result of the evaluation of the offers submitted, Oi signed an exclusive agreement with Altice, S.A., effective for a period of 90 days, to allow Oi and Altice to negotiate and agree to the final terms of the sale of PT Portugal, and for Oi to obtain corporate authorizations necessary to sell the entity.

On December 8, the Board of Directors of Oi resolved in favor of the general terms and conditions of the sale of all of the shares of PT Portugal in favor of Altice, which essentially involves the operations carried out by PT Portugal in Portugal and Hungary. The approved transaction involves the sale of shares of PT Portugal, at an enterprise value corresponding to 74.4 million euros, with cash adjustments and debt, including the provision of an earn-out of 500 million euros related to future generation of revenue of PT Portugal. Completion of the transaction will be preceded by an act of corporate reorganization, in order to delimit the business to be sold, and businesses that will be segregated of PT Portugal, described above. Subsequently, the decision to sell the shares of PT Portugal, was approved at the general sharehodlers’ meeting of PT SGPS on January 22, 2015, which was a condition precedent for the effectiveness of the PT Portugal share purchase agreement.

On April 22, 2015, the preceding conditions were met, pertaining to (i) the approval, by the European Commission, and (ii) no opposition by Autoridade de Supervisão de Seguros e Fundos de Pensões (former Instituto de Seguros de Portugal) to the indirect qualified holding by Altice Portugal S.A. representing of 82.05% of the share capital of Previsao — Sociedade Gestora de Fundos de Pensoes, S.A.. According to the press release by the European Commission of April 20, 2015, to which the above mentioned notification from Altice Portugal S.A. refers, the approval by the Commission is subject to the sale of current businesses of the French group in Portugal, namely Cabovisão and ONI.

Previously to the effectiveness of the sale and as condition precedent to the sale, the contract stipulates that certain acts of restructuring in the company should be performed, which are currently under way, with the purpose of outlining the businesses which are to be sold and segregating PT Portugal’s investments which are not to be sold by Oi, including the investments in Africatel GmbH, Timor Telecom S.A., as well as a part or the whole of PT Portugal’s debt.

Shareholder remuneration

At the general shareholders’ meeting of PT SGPS, held on April 30, 2014, the Company’s shareholders approved the use of the net income of 341,808,031 euros for the 2013 fiscal year, as follows:

•                  Payment to the shareholders of the overall amount of 89,651,250 suros, corresponding to 0.10 euros per share in respect of the total number of issued shares. The amount of 0.1 euros per share referred to above was paid to shareholders on May 30, 2014; and

•                  Transfer of the remaining amount of the net profit to the retained earnings account of the fiscal year.

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Governing bodies

The following changes were made to the governing bodies of PT SGPS, throughout the year 2014:

•                  Termination of duties because of resignation of members of the Board of Directors:

•                  Otávio Marques de Azevedo, on June 30, 2014

•                  Fernando Magalhães Portella, on June 30, 2014

•                  Amílcar Carlos Ferreira de Morais Pires, on July 30, 2014

•                  Joaquim Anibal Brito Freixial de Goes, on August 4, 2014

•                  Carlos António Alves Duarte, on November 28, 2014

•                  Manuel Francisco Rosa da Silva, on November 28, 2014

•                  Pedro Humberto Monteiro Durão Leitão, on November 28, 2014

•                  Termination of duties because of resignation of the Chairman of the Board of Directors and Executive Committee:

•                  Henrique Manuel Fusco Granadeiro, on August 7, 2014

•                  Appointment by co-optation of the following members of the Board of Directors:

•                  Francisco Ravara Cary, on September 18, 2014

•                  Rolando António Durão Ferreira, on September 18, 2014

•                  Marco Norci Schroeder, on October 16, 2014

•                  Eurico de Jesus Teles Neto, on October 16, 2014

•                  Jorge Telmo Maria Freire Cardoso, on November 5, 2014

•                  Appointment of the Chairman of the Board of Directors:

•                  João Manuel de Mello Franco, on September 18, 2014

•                  Appointment of the Chairman of the Audit Committee:

•                  José Guilherme Xavier de Basto, on November 13, 2014

•                  Appointment of members of the Audit Committee:

•                  Alfredo José Silva de Oliveira Baptista, on November 13, 2014

Subsequent events

•                  The Board of Directors of Oi reported the cancellation of the Shareholders Remuneration Policy for the 2013-2016 fiscal years, on January 29, 2015, a policy that was reported on August 13, 2013. In view of the decision made, Oi is only subject to the provisions of Law 6,404/76, and the Company’s Bylaws. The canceled policy provided for dividends for the 2013-2016 fiscal years, an estimated amount of 500 million reais, an amount representing the minimum dividend that met the following objectives: i) payment of dividends corresponding to the greater of 25% of net income for the fiscal year, adjusted, 3% of Net Assets or 6% of the Share Capital; and ii) to ensure equitable payments among the classes of common and preferred shares.

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•                  On March 9, 2015 the Board of Directors of PT SGPS approved the delisting of American Depositary Shares (“ADS”) of the company, from the New York Stock Exchange (“NYSE”). After the delisting of ADS from the NYSE, the trading of PT SGPS shares will continue on Euronext Lisbon. The decision made occured following i) the NYSE notification dated February 6, 2015, regarding the negotiation of ADS of PT SGPS, not complying with the criteria of the NYSE Listed Company Manual, i.e. the average closing price for these instruments was below USD 1.00 for a consecutive trading period of 30 days, and ii) the possibility of reducing the burden of PT SGPS, by eliminating the costs associated with maintaining the trading of ADSs on the NYSE. The last trading day for PT’s ADS’s on NYSE was March 27th 2015. PT SGPS intends to maintain its American Depositary Receipt program, allowing investors to hold their ADSs and trade them in the United States, in OTC (over-the-counter) transactions (over-the-counter). This decision has no impact with regard to PT SGPS information reporting requirements, as established by the US Securities Exchange Act of 1934, including the obligation to submit annual reports on Form 20-F and reports on Form 6-K.

•                  On March 24 2015, PT SGPS signed an agreement with Oi, PT Portugal, PT Finance and TmarPart - Private Agreement for the Assignment of Rights and Obligations and other Fees (“Assignment Agreement”), by means of which PT Portugal transfers the Rio Forte Instruments they held to PT Finance, and cedes all pertaining rights and obligations to PT Finance, in the terms of the Exchange (“Assignment”). The Assignment Agreement also stipulated that the delivery of the Oi’s shares in the Exchange could be implemented by means of the transfer, by PT SGPS, of Oi’s shares object of the Exchange, or ADSs (American Depositary Shares), representative of Oi’s shares subject to the Exchange, at PT SGPS’s criteria. Oi’s ADR Program is regulated by (1) the Depositary Agreement (Ordinary Shares), signed on February 17th 2012, as amended, between Oi, the Bank of New York Mellon,  acting as depositary (“Depositary”), and all periodical holders of ADSs (American Depositary Shares) (“ADSs ON”), issued in the terms of the abovementioned Agreement; and (2) by the Depositary Agreement (Preferential Shares) signed on February 27th 2012, as amended, between Oi, the Depositary, and all periodical holders of ADSs (American Depositary Shares) (“ADSs PN”), issued in the terms of the abovementioned Agreement.

•                  On March 30, 2015, the Exchange was concluded, by means of which PT SGPS (1) deposited Oi’s shares object of the Exchange with the Depositary; and (2) instructed the Depositary to register the transfer of 47.434.872 ADSs ON and 94.896.744 ADSs PN (as a whole, the “ADSs Subject of the Exchange”) to PT Finance, representing Oi’s shares object of the Exchange.

Therefore, on March 30th 20115, PT SGPS transferred the ADSs Subject of the Exchange to PT Finance, and PT Finance transferred to PT SGPS the Rio Forte Instruments in the total main amount of 897 million Euros.

Still on March 30th 2015, the Stock Option was in force and effective.

•                  Negotiations between PT SGPS and the remaining major shareholders of Oi were concluded on March 31, 2015. Such negotiations were aimed at arriving at a new agreement between the parties concerning the Oi corporate structure and governance model, given the impossibility of migrating TmarPart to the Novo Mercado segment of BM&FBovespa as of March 31, 2015. The drafting of a new agreement took on greater importance in order to anticipate the main benefits to Oi, disclosed to shareholders at the time of the Capital Increase of Oi, settled on May 5, 2014, without implicating the the proper were not being made to achieve listing on the Novo Mercado.

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The parties have agreed to a new corporate structure and governance model for Oi (the “New Structure”), as well as the benefits and objectives disclosed following the Memorandum of Understanding, thus allowing Oi to create a new governance model that will cover the main characteristics of the ‘Novo Mercado’.

All these significant alterations to Oi’s corporate structure will be submitted for approval at a general shareholders’ meeting of Oi and will be implemented as quickly as possible, after approval from ANATEL.  Considering the consummation, on March 30th 2015, of the exchange between PT SGPS and PT Finance of ordinary and preferential shares of Oi’s capital, for Rio Forte Instruments (“the Exchange”), the Share Purchase Option Agreement and Other Measures, signed on September 8th 2014 (“Call Option Agreement”), came into effect. An amendment (“Amendment”) to the Call Option Agreement was enetered into, as was disclosed at the time, which will grant PT SGPS liquidity with respect to its Call Option through sales on the market, independent of having to obtain previous consent from Oi, with Oi having a right of first refusal, if PT SGPS decides to transfer the Call Option to third parties. The Amendment is subject to approval by a general shareholders meeting of Oi by August 31, 2015, and, if applicable, approval by the CVM, and Oi has committed to calling a general shareholders’ meeting in order to vote on the Amendment and the primary shareholders of Oi have committed to vote in favor of approving the Amendment.

Corporate Bodies

The following alterations have been made to the composition of the Corporate Bodies of PT SGPS in the 2015 fiscal year to date:

•                  Termination of duties due to resignation of the members of the Board of Directors:

•                  Francisco Teixeira Pereira Soares, on February 27, 2015

•                  Paulo José Lopes Varela, on March 16, 2015

•                  Luís Pacheco de Mello, on March 18, 2015

•                  Maria Helena Vaz de Carvalho Nazaré, on March 31, 2015

•                  Designation, by appointment, of the members of the Board of Directors:

•                  João Manuel Pisco de Castro, on March 17, 2015

•                  Designation of a new representative for investor relations and interfacing with the Portuguese Securities and Exchange Commission:

•                  Luis Manuel da Costa de Sousa de Macedo, on January 26, 2015

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05

Main risks and uncertainties

PT SGPS defined the implementation of mechanisms for assessing and managing risks that may affect operations as its priority commitment. These mechanisms are based on an integrated and cross-wide risk management model that, among other features, seeks to ensure the implementation of best corporate governance practices, and transparency in communications with the market and shareholders.

Risk Management is promoted by the Board of Directors in order to identify, assess and manage uncertainties, threats and opportunities that may affect its operations. The entire process is monitored and supervised by the Audit Committee, an independent supervisory board consisting mainly of independent board members. Within the scope of this board, with regards to the inspection of the efficacy of the risk management system, the following attributions stand out:

•                  To supervise the adoption of principles and policies for identifying and managing the main financial and operational risks, or other relevant risks linked to PT SGPS’ activities, as well as measures destined to monitor, manage and disclose such risks;

•                  To assess internal procedures pertaining to the detection of risks and the safeguard of corporate assets, on an annual basis;

•                  To supervise the analysis, revision and implementation of measures and plans intended to monitor, improve and/or correct the internal management system and the measures and plans proposed under the corporate risk management systems.

Amongst the various risks that may adversely affect PT SGPS’ activities, the following stand out:

Relevant Risks

Economic Risks	Oi’s Performance

The international financial crisis may extend the recession at Portuguese, Brazilian and world economy level and delay economic recovery.

As regards the business of PT SGPS, the main risk to which the Company is subject derives from Oi’s operational and financial performance, notably Oi’s ability to generate profits and cash flow and pay dividends. Oi has a substantial amount of debt, which may possibly cause restrictions to its operational and financial flexibility.

Such risk impacts on PT SGPS’ ability to obtain cash inflows derived from dividend payment and on Oi’s share fluctuation as a potential trigger for recording any imparity in measuring PT SGPS’ holding in Oi.

Given the joint control PT SGPS exercises over Oi, the Board of Directors of PT SGPS monitors closely and regularly Oi’s business and is engaged in supporting Oi’s implementation of its turnaround plan and the exploration of consolidation opportunities in the Brazilian market.

For a detailed information on levels of exposure to this risk, see Notes to Financial Statements of the Annual Report.

Financial Risks	Exchange rates	Foreign currency exchange rate risks relate mainly to PT SGPS’ investments in foreign operations, particularly in Oi (Brazil). Any

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exchange rate fluctuations of the Real against the Euro affect the translation of the results attributable to PT SGPS, and therefore impact PT SGPS’ results and asset position.

The Company does not have a hedging policy regarding the value of these investments. However the Board of Directors can analyse the execution of cash flow hedging of the dividends and other capital income between the time of allocation and actual receipt.

For a detailed information on levels of exposure to this risk, see Notes to Financial Statements of the Annual Report.

Interest rates

Interest rate risks basically impact the Group’s financial expenses and income on the floating interest rate debt and cash applications. PT SGPS is exposed to this risk primarily in the Euro zone and in Brazil. It is important to point out that, at the end of 2014, PT SGPS has no debt.

Oi’s debt is consolidated under the equity method in PT SGPS Financial Statements.

Market interest rates also affect discount rates used for purposes of testing imparities as to the Company’s various assets. For a detailed information on levels of exposure to this risk, see Notes to Financial Statements of the Annual Report.

The exchange and interest rate financial instruments subscribed by Oi are consolidated under the equity method in PT SGPS’ financial statements.  For a detailed information on levels of exposure to this risk and financial instruments, see Notes to Financial Statements of the Annual Report.

Credit

Credit risks relate mainly to the risk that a third party fails on its contractual obligations, resulting in a financial loss for the Company. PT SGPS is mainly subject to credit risks in its treasury activities.

Risks related to treasury activities result mainly from the cash deposits on investments made by PT SGPS. In order to dilute these risks, in July 2014 the Board of Directors defined a policy for treasury applications based on the following principles:

a.         Applications in the form of bank deposits, to the exclusion of all other forms;

b.         Third party financial institutions must be rated;

c.          Definition of a limit per third party, which limit cannot exceed 34% of total amount of deposits.

This criterion, although reducing PT SGPS’ exposure to greater risk assets, makes it impossible for PT SGPS to achieve more attractive remunerations for its treasury surplus.

Liquidity

These risks may occur if funding sources, such as available funds credit lines and cash flows or cash inflows, such as dividend obtained, fail to meet cash outflows, such as paying salaries, suppliers or taxes.

In order to mitigate this risk, PT SGPS seeks to keep a liquidity position permitting it to settle all its contractual obligations.

For a detailed information on levels of exposure to this risk, see Notes to Financial Statements of the Annual Report.

Default by Rio Forte as to the reimbursement of the instruments that

The Rio Forte Instruments were not reimbursed on maturity date, and so Rio Forte is in default and in a liquidation process. PT SGPS will debate the steps to take in order to maximise the reimbursement of the Rio Forte Instruments. Among the

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PT SGPS holds following the execution of the Exchange

possible scenarios, there is the possibility to trigger all legal proceedings against Rio Forte, the relevant related parties and others. It is possible however that PT SGPS may not be able to obtain payment of any amounts pending by virtue of such instruments.

The Rio Forte Instruments currently held by PT SGPS following the execution of the Exchange on 30 March 2015 are not secured by assets. Therefore, even if there were any amounts available for the reimbursement of Rio Forte’s creditors, PT SGPS’ right to reimbursement would be shared pro rata with all other unsecured creditors of Rio Forte, and only after reimbursement of all debts to secured creditors.

For a detailed information on levels of exposure to this risk, see Notes to Financial Statements of the Annual Report.

Exercise of the call option on Oi’s shares

The value of the Call Option on Oi’s shares will depend primarily on the market price for Oi’s ordinary and preferred shares, which price will depend, in its turn, on Oi’s performance, including its operations, financial position and business outlook.

Given the joint control PT SGPS exercises over Oi, the Board of Directors of PT SGPS monitors closely and regularly Oi’s business and is further engaged in periodically following up the Call Option for purposes of financial statement recording, as well as the price of Oi’s shares.

For a detailed information on levels of exposure to this risk, see Notes to Financial Statements of the Annual Report.

Legal Risks	Agreements with Oi / Business Combination

The implementation of the Business Combination is still subject to uncertainty and may not generate the benefits that PT SGPS and Oi intend to achieve, including the possible inability for Oi to migrate to the Novo Mercado segment in the future.

Given the joint control PT SGPS exercises over Oi, the Board of Directors of PT SGPS monitors closely and regularly Oi’s business and is further engaged in periodically following up CVM’s decisions and notices. Additionally, certain PT SGPS directors are empowered to follow up all the process related to Oi according to strategic decisions taken by the Board of Directors.

For a detailed information on levels of exposure to this risk, see Notes to Financial Statements of the Annual Report.

Court proceedings

Risk of occurrence of court proceedings with a significant impact on PT SGPS and its financial capacity.

The Board of Directors subcontracts the risk analysis as to court proceedings to external lawyers and consultants, so as to know, for each claim, their assessment as to PT SGPS’ liability (probable, possible and remote occurrence), the status of the proceedings, the amounts involved, provisioned and paid, and what steps should be taken to defend PT SGPS’ interests.

Disputes or investigations triggered under the Rio Forte Instruments or the Business Combination

Although the agreements entered into with Oi include an express waiver, under Brazilian law, of any claim that TmarPart, Oi and Oi’s Subsidiaries might file in any jurisdiction against PT SGPS in connection with the Rio Forte Instruments and the contribution of these instruments within the scope of the Oi Capital Increase settled on 5 May 2014, such waiver does not affect the rights of any third parties, including the shareholders of PT SGPS and the shareholders of Oi and TmarPart, who may file court proceedings against PT SGPS in connection with the Rio Forte Instruments or the Business Combination, nor does it

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prevent investigations from governmental or regulatory entities.

Additionally, the agreements entered into with Oi do not limit the right of recourse, under the laws of Brazil, of TmarPart, Oi and Oi’s Subsidiaries against PT SGPS in the event of third party claims. Therefore, PT SGPS may incur in liability under disputes and other future proceedings and incur in legal costs in such disputes or other proceedings. Any liability incurred may adversely affect PT SGPS’ financial position and the capacity to fully implement the Business Combination.

On 13 January 2015, Portugal Telecom received a subpoena (“Subpoena”) from SEC in relation to a private inquiry demanding that Portugal Telecom delivered documents and other information on several topics, including the Rio Forte Instruments and treasury applications in entities pertaining to the Espírito Santo Group, the Business Combination between Portugal Telecom and Oi, communications made by Portugal Telecom, internal controls and the investigation conducted by PwC in relation to the procedures adopted and the actions undertaken by Portugal Telecom in respect of the Rio Forte Instruments and other investments in entities pertaining to GES. Portugal Telecom is cooperating with SEC in respect of the investigation and the Subpoena.

SEC’s comments on Form 20-F for 2013

Form 20-F for 2013 is still subject to revision by SEC, which has requested additional information for its analysis. SEC’s comments include topics related to the Rio Forte Instruments, the communication of information on related party transactions, communications on the concentration of credit risks, the accounting treatment of the investment in Unitel as of 31 December 2013 and other aspects. SEC’s comments may lead to the amendment of Portugal Telecom’s consolidated accounts for 2013 and previous years and other disclosures in Form 20-F. PT SGPS cannot predict when SEC’s revision and comments will end.

PT SGPS’ Audit Committee and General Secretariat have made efforts to respond to SEC’s requests as fully and swiftly as possible. Additionally, a new timeline has been established with the new PT SGPS External Auditor for compliance with the reporting periods established both by CMVM and by SEC.

As to the 2013 Form 20-F, the Board of Directors appointed a law firm for purposes of legal advice and follow up of the progress of the procedure.

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06

Strategic profile and outlook

After signing the new agreement with Oi and the execution of the Exchange on March 30, 2015, PT SGPS holds a 27.5% direct and indirect stake in Oi. Additionally, PT SGPS holds the Rio Forte Instruments (see chapter 4) and the Call Option over 47,434,872 common shares and 94,869,744 preferred shares of Oi.

PT SGPS and Oi’s reference shareholders have agreed on a new corporate governance model for Oi (“New Structure”), which, in addition to the benefits and objectives that have already been disclosed, is characterized by the following:

•                 All changes in the company structure and governance model will be carried out within Oi, eliminating the need for CorpCo.

•                 Approval of new Oi Bylaws, as well as a voting agreement of the reference shareholders, which will last until the implementation of the New Structure (“Voting Agreement”), which will allow for:

•                  The implementation of a voluntary Oi preferred to ordinary shares conversion program, at a rate of 0.9211 ordinary shares per preferred shares, conditional to a minimum subscription of 2/3 of the preferred shares, in order to grant all shareholders the possibility of exercising their voting rights, and maximizing the possibility of a single class of shares;

•                  The implementation of the Principle of 1 share, 1 vote. However, and in order to preserve the balance between shareholders and the desired dispersion of control at the time of the capital increase, a voting limitation of 15% will be introduced in Oi’s Bylaws, applicable to all shareholders. This limitation will cease to exist, contingent on certain events taking place, namely, in the case of a capital increase, company restructuring, or a public offering for the purchase of shares, which, in any case, results in a dilution of the current shareholders’ pool (or purchase of stake, as the case may be), of more than 50%.

•                  increase liquidity, eliminating lock-up agreements of all shareholders;

•                  The election of a new Board of Directors for Oi, with significant participation of independent members, in which the parity previously announced in CorpCo between PT SGPS and Brazilian shareholders will be maintained;

•                  The extinction of TmarPart through incorporation in Oi, which will determine the end of TmarPart’s and other controlling holdings shareholders’ agreements, ensuring the dispersion of control in Oi; and

•                  The crystallization of financial synergies achieved by incorporating Oi’s controlling companies.

The New Structure should be implemented as soon as possible, and before October 31, 2015. As a result, Oi will be able to anticipate a new governance model which will include the main characteristics of the ‘Novo Mercado’.

It is the understanding of PT SGPS that the agreed measures acknowledge and crystallize PT SGPS as a relevant shareholder in the new Oi, and allow for the necessary conditions for the consummation and anticipation of the

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benefits disclosed on Oi’s Capital Increase, while maintaining the intention to secure Oi’s migration to the ‘Novo Mercado’.

Oi has implemented a significant cost reduction and investment optimization program, based on a higher focus on its investments and opportunities for growth and return. The Brazilian market still has significant opportunities for growth in broadband, Pay TV and mobile data services. PT SGPS intends to contribute, in the appropriate forums, to aid Oi in the execution of its turnaround plan and in seeking consolidation opportunities in the Brazilian market, so that Oi can increase its liquidity position, manage its debt and generate returns for its shareholders.

PT SGPS will consider which measures to take in order to maximize the settlement of the Rio Forte Instruments. Among the possible scenarios, there is the possibility to trigger legal proceedings against Rio Forte, the relevant related parties and others.

PT SGPS will monitor the value of its Call Option on Oi shares and analyze the alternatives that enable the maximization of value either by monetizing the aforementioned instruments, or through its exercise, in order to increase its stake in Oi.

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07

Business performance

The information within this chapter 7 originates from the following documents published by Oi (i) the Annual Report of Oi SA 2014, as filed on form DFP for the year ended December 31, 2014, filed with the CVM on March 25, 2015, and (ii) Oi Relevant Fact, published on March 31, 2015, regarding the approval by the shareholders of TmarPart of measures to anticipate the objectives of the operation disclosed on February 20, 2014.

1. Strategic Priorities

Oi identified four key strategic priorities:

•                  Continue the operational turnaround, improving the control of COPEX (OPEX+CAPEX) and the commitment to reducing the cash burn rate;

•                  Improve the profile of its balance sheet;

•                  Improve corporate governance to the highest level in Brazil;

•                  Participate in the consolidation process, seeking to maximize the generation of shareholder value.

Continue the turnaround, improving the control of COPEX (OPEX+CAPEX) and the commitment to reducing the cash burn rate

Although the results for the third quarter in 2014 have been below market expectations, the management of Oi pointed out this quarter as the turning point for Oi’s operational turnaround. Several operational improvement initiatives were planned and some of them even implemented in 2014. Oi reduced its executive staff to make the structure more efficient and the decision-making more agile. Among the changes, the commercial and market areas were unified under a single director, as well as the directors of the Corporate and Business segments, which have also been integrated.

Oi also decided to release the preliminary results for October and November of its operations in Brazil, reaffirming the position that the third quarter of 2014 would be the turning point of their business. In fact, the final results for the fourth quarter of 2014 show a growth of 7.4% in the routine EBITDA of the Brazilian operations compared to the third quarter, confirming the start of Oi’s turnaround process. It should be noted that the net revenue in Brazil also showed a sequential evolution, with a growth of 4.8% in the fourth quarter of 2014 compared to the previous quarter.

In addition, in line with the commitment to the operational improvement and focus on the profitability of the business, Oi disclosed the routine EBITDA forecast of the Brazilian operations, which should be in the range of R$ 7.0 billion to R$ 7.4 billion in 2015, representing an increase of approximately 9% compared to 2014. All these figures presented at the end of 2014 strengthen the confidence in the commitment of Oi to achieve this important goal.

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In order to reduce the cash burn rate, Oi also set a goal for 2015 of improving its operating cash flow (EBITDA routine — CAPEX) from R$ 1.2 billion to R$1.8 billion for its operations in Brazil and is already implementing initiatives towards the profitability and productivity of its business, reducing operating costs and optimizing the allocation of capital.

In this sense, in order to ensure that gains will be captured throughout the year, Oi has included in its budget for 2015, a plan based on cost reduction. In this context a department was created, responsible for the follow-up, monitoring and support to the implementation of the Plan 2015 (Transformation Department). At this moment there are more than two hundred and fifty mapped initiatives, with a focus on increasing productivity and operational efficiency. This process is supported by external consultants specialized in this type of project, with tools and methodologies focused on implementing the initiatives and cash generation.

Improving the profile of its balance sheet

Oi continues to implement its strategy of strengthening its balance sheet with the sale of assets. In 2014, Oi completed the sale of two lots of mobile towers, one in March and another one in December, totaling 3,648 towers for a total value of R$ 2.7 billion.

The conclusion of the sale contract of PT Portugal by Oi was an important step towards significantly reducing its leveraging, increasing its financial flexibility and allowing the participation of Oi in a potential consolidation movement of the sector in Brazil. The sale to Altice considers a enterprise value of 7.4 billion euros, excluding cash and debt, and includes an earn-out of 500 million euros related to the future generation of revenue of PT Portugal, as well as price adjustments normal in transactions of this nature. These resources will be available to Oi after the sale of PT Portugal is fully completed, which Oi expects to occur by the end of first half of 2015. The use of these resources will be used exclusively for the payment of Oi’s debt and the participation in a possible consolidation process in Brazil. In both cases, Oi will be able to significantly reduce its level of leveraging and improve the profile of its balance sheet.

It is important to mention that due to the conclusion of the sales contract to Altice, the operations of PT Portugal had to be treated as discontinued operations. This treatment led to an accounting adjustment of R$ 4,164 million in Oi net income, which thus recorded a consolidated net loss of R$ 4,408 million in 2014, despite the continuing operations having generated a net income of R$ 8 million in the same period.

On September 16, 2014, the Board of Directors authorized the sale of the stake of Oi in Africatel B.V. and Oi initiated a formal process for this operation, which is still ongoing.

In addition, Oi continues to explore opportunities to monetize non-strategic assets in order to strengthen its balance sheet and maximize the value for its stakeholders.

Improve corporate governance to the highest level in Brazil

The adoption of an alternative structure was unanimously approved by the shareholders of TmarPart after analyzing options and taking into consideration the current obstacles for a registration of TmarPart shares with the SEC, that would be necessary to allow the incorporation of shares of Oi in TmarPart, as described in the Relevant Fact of March 26, 2015. The alternative structure to be adopted allows for the achievement of the main objectives of the operation, with the adoption by Oi of the best corporate governance practices required in the rules of the

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Novo Mercado of BM & FBovespa, the dispersion of voting rights in Oi, keeping the ultimate goal of timely implementing a transaction which results in the migration of shares currently held by the shareholders of Oi and subsequently PT SGPS, to the ‘Novo Mercado’.

Participate in the consolidation process, seeking to maximize the generation of shareholder value.

Oi believes that a consolidation movement is positive for the telecommunications sector in Brazil, in as far as it would provide important synergies and economies of scale, allowing the remaining operators to increase their investments and thus accelerate the digital agenda in Brazil, increasing penetration and the quality of services, and bringing clear benefits for the economy, consumers and society in general.

In this respect, in 2014, Oi contracted BTG Pactual to act as Commercial Commissary in accordance with Article 693 of the Civil Code, acting on its own behalf and on behalf and instructed by Oi, in order to develop alternatives to facilitate the consolidation of the telecommunications market in Brazil. However, it should be highlighted that, until the present day, there is no decision regarding a formal proposal for the consolidation.

2. Telecommunications Sector in 2014

According to ANATEL, at the end of December 2014, the total number of accesses of the telecommunications services in Brazil added up to approximately 396.2 million, represented by 45.0 million operating land lines, 280.7 million mobile subscribers, 24.0 million broadband internet accesses and 19.5 million pay TV subscribers. The 3.7% evolution which corresponds to millions of accesses compared with 2013 was mainly motivated by the significant net additions to the mobile broadband segment (SCM) and pay TV.

Fixed Telephony

The Brazilian telephony market reached 45.0 million operating lines in 2014, according to ANATEL data, a 0.3% evolution comparing with December, 2013. This segment is now mature with only marginal growths, since there is a global trend to migrate from fixed telephony to mobile telephony.

Fixed telephony concessionaires represented 60% of the total operating fixed accesses in 2014.

Mobile Telephony

With 208.7 million subscribers on December 2014 and a 138.0% teledensity. The net additions in 2014 added 9.6 million subscribers, reflecting a 3.6% growth when comparing with the previous year. Prepaid represented 75.8% of the total of mobile subscribers on December 2014 (78.0% in 2013), while post-pay subscribers represented 24.2% of the total mobile base.

Fixed Broadband (SCM)

According to ANATEL data, the broadband internet access (SCM) market remained as a growth leverage for the sector in 2014. By the end of 2014, the subscribers base reached approximately 24.0 million accesses, demonstrating a 8.0% growth when comparing with 2013, which represented 2.4 million new subscribers.

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Pay TV (TV Subscription Service)

On December 2014, the base of subscribers to pay TV services showed an evolution of 1.5 million, an 8.4% growth in the year 2014 (11.3% in 2013). By the end of December 2014, the pay TV accesses totalized 19.5 million subscribers.

Such evolution for another year was boosted by the growth of packages focused to Brazilian population layers of least purchasing power, where there is still a strong market potential in the country. The penetration rate in relation to the total number of households reached 29.8% (28.4% in 2013), which proves the growth potential of this market in the country.

Accesses by DTH (Direct to Home) technology were responsible for 54.0% of new subscribers, followed by cable technology with 40.3%. It should be noted that the new market players, such as Oi, use the DTH technology.

Regulatory Landscape

Concession Contracts, PGMU and related instruments

In 2013 ANATEL launched a Public Consultation with questions to society about issues that are relevant to the assessment of the economic and regulatory environment of the Serviço Telefônico Fixo Comutado (“STFC”) in order to collect subsidies for the revision of Concession Contracts for the period of 2016 to 2020, which closed on January 31st, 2014. A new Public Consultation was made on June 2014, to deal specifically with the revision of Concession Contracts per se, whose deadline for contributions ended on December 26, 2014, and the revision of “Universalization” (also included in the Public Consultation) and Quality Goals of STFC (which should be included in Public Consultation in 2015) should also take place, rendered in public domain.

General Plan to Update the Regulation

Two years have passed from the PGR edition (General Plan to Update the Regulation) on October 2010, which is when the completion of the short term actions set forth in that Plan was due, including new regulations regarding very important issues for the sector. Not all these actions were completed. The status of the main issues in the schedule is presented below.

LTOG (Mandatory and Free Telephone Directory) Regulation: provides rules for the distribution of the Telephone Directory and the offer of the Directory Support Service. Public Consultation (11/2010) already completed, but the regulation was not yet published.

Numbering Regulation: The Resolution no. 533, from December 14, 2010, changed the Personal Mobile Service Numbering Regulation, standardizing the use of nine digits for the User Access Code. Currently, the measure is implemented in the States of Amapá, Amazonas, Espírito Santo, Maranhão, Pará, Rio de Janeiro, Roraima and São Paulo. For the year 2015, the change will take place on May 31st, 2015 in the States of Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte and on October 11th, 2015 in the States of Bahia, Minas Gerais and Sergipe. Finally, until December 31, 2016, the change will take place in the South, Central-West and Acre regions.

Supervision and Administrative Sanctions Regulations (CP 21 and 22/2010): Completed Public Consultations and published regulations (Sanctions - Resolution 589/2012 and Supervision - Resolution 596/2012). The regulations allowed for a decrease in fines, the possibility of replacement agreements (Conduct Adjustment Term - TAC) and predicted the creation of a new methodology for fines. During the year 2014, after the Public Consultation procedure, decrees with new calculation methodologies for some of the types of fines were published, as a right and guarantee for the users. Throughout 2015, it is expected that methodologies for fines that were not addressed in 2014 are placed under public consultation, among which we can highlight the Universalization and Interruptions fines.

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New Regulation of Local Areas (CP 23/2010): new Regulation published on January 2011 through the Resolution 560/2011, extends the geographical coverage of local areas, causing a change in the volume of Long Distance calls and the remuneration of networks associated to those calls.

New Regulation for the Industrial Exploration of Dedicated Line (“EILD”): Submitted to CP 50/2010 by the end of 2010 and the regulation was approved, in accordance with Resolution 590/2012. The new regulation kept the possibility of charging the Special EILD, even though it reduced the figures in the ANATEL reference table by an average of 17%, and included the possibility of a discount per term and volume. It should be noted that there are new obligations for the EILD offer arising from the approval of the General Plan of Competition Goals (“PGMC”) - Resolution 600/12, such as the obligation to disclose the Public Offer for Wholesale Products (“ORPA”) and the commercialization through the Wholesale Offer Negotiation System (“SNOA”).

Revision of the Regulation for the Special Class Individual Access — AICE: CP 11/2011 launched on March 1st, 2011 and regulation published according to the Resolution 586/2012. The new regulation sets the basic rules, the demand requirements and the characteristics of the offer, pricing, quality and payment methods for the Special Class Individual Class - AICE, from the Fixed Switched Telephone Services intended to be used by the general public - STFC, under public regime. Those benefited by the AICE are low-income subscribers included in the Single Register for Social Programs of the Federal Government (which include families with an income of up to three minimum wages).

General Regulation for the Quality of Fixed Switched Telephone Services Providers - RGQ-STFC, replacing the General Plan of Quality Goals for the Fixed Switched Telephone Services, approved by the Resolution no. 341, from June 20, 2003, and the Regulation of Fixed Switched Telephone Services Quality Indicators, approved by the Resolution no. 417, from October 17, 2005: CP 16/2011 launched on March 31, 2011, and Regulation approved by the Resolution no. 605/2012. The Regulation changed the conditions of measurements over the quality of services provided by the STFC, allowing for the collection of data from indicators of call termination through other means other than the pricing files. A new Public Consultation may take place in 2015, with the purpose of unifying all services quality regulations in a single document.

Methodology Rule for the Calculation of the Transfer Factor X Applied in the Readjustment of Pricing of the STFC: CP 39/2011 launched on July 18, 2011, by the Regulation was not yet published (it is likely that ANATEL will perform a new Public Consultation due to the time elapsed). The purpose of this Rule is to establish criteria and the methodology for the calculation of the X Transfer factor, foreseen in the contract rules for the readjustment of pricing in the STFC categories, in accordance with §2 of Clause 12.1 of the STFC Concession Contracts, in force after May 2, 2011, in compliance with Article 7, subparagraph II, of the Decree-Law no 4733, from June 10, de 2003.

Regulation for Reversible Property: CP 52/2010 launched by the end of 2010, but the Regulation was not yet published. Disciplines the concession of prior consent for the replacement, lending or disposal of reversible property. Also foresees tougher conditions for the control of property of the Concessionaire.

Other Issues

MVNO (mobile virtual network operator): approved on November 2010, Resolution 550 allowing the service provision of the SMP by virtual operators (MVNO). There are still no MVNO providers in partnership with Oi. Porto Seguro and Datora established partnerships with TIM.

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SCM Regulation: CP 45/2011 launched on August 8, 2011, after countless contributions from society, gave rise to the new SCM Regulation, approved by the Resolution no. 614, from May 28, 2013. The new Regulation brought, as an innovation, the consent for the SCM providers to provide Internet connections and the consent to implement the restricted mobility function, whose conditions are foreseen in the regulation for the use of radiofrequency.

SCM Quality Management Regulation — RGQ-SCM: CP 46/2011 launched on August 9, 2011, whose Regulation was edited on October 31, 2011. The Regulation establishes quality goals and the assessment criteria, data collection and quality monitoring to the SCM providers.

Conditioned Access Service Regulation (“SeAC”): CP 65/2011 launched on December 19, 2011, whose regulation was published in accordance with the Resolution 581/2012. The Regulation enforces the provisions set forth by the Law 12485, from September 12, 2011, regarding the audiovisual communication of conditioned access. Presents the rules for this new service (SeAC), including provisions regarding the granting of service, installation and licensing of stations, programming channels of mandatory distribution and others, in order to reduce any barriers to the entry of new providers.

New Regulations:

Telecommunication Costs Modeling CP 26/2012, launched on July 4, 2012, and regulation approved, according to resolution 639/14. The model proposes to comprise the costs of regulated wholesale services in Brazil, including fixed interconnections, mobile interconnections and dedicated lines (EILD). ANATEL published the Resolution 639/14, which defines the methodology and changes the method to deliver information to calculate amounts Simultaneously, it published the deeds with the amounts from 2016 to 2019 for the fixed and mobile interconnection.

Regulation of the service provision of the STFC outside of the ATB (STFC FATB): CP 08/2012, launched on February 15, 2012 and regulation approved by the Resolution no. 622/2013. The purpose of the Regulation is to discipline the support conditions of the STFC in rural areas, both for the individual and group access, by creating offers with service plans for the entire rural areas / FATB.

General Plan of Competition Goals (PGMC): foreseen in the PGR as a short term actions, PGMC Regulation was approved by the Resolution 600/2012. PGMC settled the relevant markets for the Telecommunications Sector, the rules for the identification of Company Groups which include companies with Significant Market Power (“PMS”), and obligations designed to encourage the competition.

Joint Resolution ANATEL and ANEEL no. 04, which approves the reference price for the sharing of poles and establishes rules for the use and occupation of Fixation Points. The monthly amount to be paid for the use of a pole cable fixation point shall be R$ 3.19 and, for case of a concessionaire providing the telecommunications service, the amount may be adjusted in the areas where there is competition, gradually in up to 10 years. The rule is the free negotiation, in case of disagreements the discussion shall be taken to the Conflict Resolution Commission. The adaptation cost shall be shared with the new entry party.

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3. Oi Profile

Oi is one of Brazil’s foremost providers of telecommunications, gathering approximately 74.5 million Revenue Generating Units (“RGU”). Oi operates in the entire Brazilian territory and offers a variety of integrated telecommunication products which include fixed and mobile telephony, use of networks (interconnection), data transmission (including broadband) and pay TV (also offered through double-play, triple-play and quadruple-play packages), internet services and other telecommunication services, for residing customers, companies and government agencies. Oi has approximately 347 thousand km of fiber optics installed, having the largest backbone in Brazil. Furthermore, its mobile coverage encompasses approximately 88.5% of the Brazilian population. Oi has approximately 18.1% of the market share in mobile telephony and approximately 36.5% in fixed telephony. Oi also provides, as part of its converging offers, more than 1 million wifi hotspots, including public locations, such as airports and shopping centers.

4. Operating Performance

Oi closed 2014 with 74.5 RGUs and, from those, 17.463 thousand are from the residential segment, 48.462 thousand from the Personal Mobile segment and 7.917 thousand from the Corporate / SME segment, in addition to e 653 thousand public phones.

Residential (Fixed Telephony, Broadband and Pay TV)

For the Residential segment, Oi closed 2014 with 17.463 thousand RGUs, from which, 10.957 thousand fixed lines, 5.259 thousand fixed broadband and 1.247 thousand Pay TV.

Since the Residential segment is based in the multi-product approach, Oi focuses in the integrated residence, in order to increase its share in the households’ budget. Regarding the fixed telephony product, the cross selling and retention initiatives were responsible for maintaining the disconnection levels under control. Furthermore, the offers Oi Conta Total (Total Account) and Oi Voz Total (Total Voice) were two examples of converging package used to maintain the loyalty of these clients, increase the ARPU and reduce the churn (disconnection rates). Oi Conta Total (also known as OCT) is a triple-play offer which includes fixed telephony, broadband and post-pay mobile service, to which the pay TV can be added (quadruple-play) as well as mobile data packages, while Oi Voz Total is an offer that includes fixed line and prepaid mobile with the purpose of improving the fixed-mobile convergence. In 2014, new features were launched for the Voz Total package. In addition to unlimited calls from prepaid to fixed and mobile phones from Oi, the Voz Total client also received the option to have unlimited calls DDD from the prepaid to fixed and mobile phones from Oi and a 100MB/month data package, access to the Oi Wi-Fi network (with over 1 million hotspots) and a package with 100 SMS/month for any carrier.

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Personal Mobility

Oi ended 2014 with 48.462 thousand RGUs in the Personal Mobility segment, a 1.5% growth when comparing to 2013. In the last twelve months, this growth represents 735 thousand net additions, with 15 thousand RGUs from prepaid and 721 thousand from post-pay.

The prepaid segment was marked by the focus in recharges and the consumption of data, reaching a record of recharges and revenue from data in the 4T14 supported by the bundle offer SMS + Internet and also by the use of the active marketing tools.

As for the post-pay, Oi launched the Connected plans, which included Voice, Data and SMS, assuring an offer with a more comprehensive experience for its clients in addition to improve other quality and churn indicators. The Oi Control plan, with credit card charging, was also a strategic focus of the company, since it is a pre and post hybrid plan that does not have the failure to pay, however the clients have consumption profile and ARPU that is closer to postpaid.

Companies/Corporate

Oi closed 2014 with 7.917 thousand RGUs in the Corporate / SME segment, an annual decrease of 4.0%, a result from the focus in the quality of sales and the continuous cleaning of the base.

Oi adjusted the B2B strategy in 2014 with the integration of the Corporate, Company and Wholesale segments, operating in the simplification of products portfolio, restructuring the sales channels and focusing on the growth of T1 and Data services, strengthening its strategy to support clients, increasing its revenues and reducing its costs by using innovative technology. It is worth noting that in the fourth trimester of 2014 Oi presented the Oi Smart Office for the corporate and SME market, which offers the control of working hours and productivity of the employee working in remote work, including with the use of biometrics, in accordance with what was established in the CLT, the solution includes internet connectivity and also offers a secure connection between the residential environment and the corporate network, unified communication (chat, voice, video, conference and documents sharing) and corporate applications in the cloud such as e-mail and sharepoint. As a reinforcement for the strategy to focus in TI solutions and improve the Clients’ experience, we have launched in the third trimester of 2014 the first integrated showroom oriented to the sector of large companies. The purpose of the space is to present innovative ICT solutions (Information and communication technology) so that the Clients can experience the use of these solutions in their daily life, according to the global and local needs of their business.

5. Financial-Economic Performance

The consolidated net revenue totaled R$28,247 million for the whole of 2014. From which R$9,995 million belong to the Residential segment, R$ 9,011 million from Personal Mobility and R$ 8,311 million form Corporate/SME.

Despite the annual fall of net revenue, the greatest highlights in 2014 were (1) the broadband products and Oi TV, which mitigated the fall of net revenue and contributed for the increase of households with converging packages levering the ARPU and maintaining the base of the Residential segment; and (2) the growth of revenue from the Personal Mobility boosted by the data services and the increased amounts of recharges.

The operating costs and expenses (excluding depreciation and amortization) totaled R$ 18,037 million in 2014, and the main costs were as follows: R$ 6,259 million with services from third parties, R$ 3,120 million from rentals and

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insurances, R$ 2,829 million from personnel, R$ 2,690 million from interconnection costs and R$ 1,923 million in network maintenance services. The operating costs of 2014 were also affected by non-recurring costs, in the value of R$ 3,246 million.

The Company’s EBITDA totalized R$10,210 million in 2014 with a 36.1% margin, a 6.7% increase in comparison with 2013 due to the increase in non-recurring revenue. The annual net loss was R$ 4,406 million for the period ending in December 31, 2014, mainly due to the result from discontinued operations.

6. Indebtedness

R$ million

Debt	Dec-14	Dec-13
Short term	4,647	4,116
Long term	28,648	30,231
Total debt	33,295	34,347
Local currency	21,068	21,287
Foreign currency	14,781	14,566
Swap	(2,555)	(1,507)
(-) Cash	(2,732)	(3,931)
Net debt	30,563	30,416

The consolidated gross debt of Oi ended the year 2014 with R$ 33,295 million, a 3.1% reduction, when compared with 2013. The main fundraising events that took place until December 2014 were as follows: disbursement of ECAs for the financing of investments — ONDD (US$ 97 million) and EDC (US$ 104 million), rotating credit line through a Bank Credit Bill (CCB) worth R$ 1,300 million, besides the fundraising in BNDES worth R$ 836 million.

As a result of the approval from the sale of PT Portugal to Altice, until the sale is completed, the assets and liabilities of PT Portugal are classified as Assets Held for Sale and Liabilities Associated to Assets Held for Sale, correspondingly, and these are not a part of the consolidated debt of Oi as of December 31, 2014.

The share of the debt in foreign currency represented 44.4% of total debt by the end of 2014, with practically no exposure to currency fluctuations (below 0.1%). The average debt term remained stable around 4.0 years, by the end of December 2014.

Oi ended the quarter with a cash balance of R$ 2,732 million, resulting on a net debt of R$ 30,563 million, a 2,5% reduction when compared with 2013.

Oi calculates the net debt as a balance of loans and financing, which considers the balance of derivatives and debentures (convertible and non-convertible) financial instruments, reduced by the cash balance, cash equivalents and financial applications. Other companies may calculate the net debt differently from Oi.

43

7. Investments (*)

R$ milhões

Capex	2014	2013
Network	4,029	4,678
ITservices	354	348
Other	691	1,224
Total	5,074	6,250

(*) Only considers investments in Brazil

Investments made throughout 2014 total R$ 5,074 million, an 18.8% decrease when compared with 2013, demonstrating the financial discipline that Oi is pursuing to rationalize the application of its resources, using more granular analyses, prioritizing investments and new supplier contracting models.

In the year 2014, Oi invested 79.4% of the total amount representing R$ 4,0 thousand million distributed mainly in (i) the improvement of the 3G mobile network quality, (ii) the improvement of the fixed network for the broadband service, (iii) optimization of the Oi TV product platform, (iv) implementation and expansion of the 4G network, and (v) infrastructure required for the demand of the World Cup.

Investment in Research and Development

Since its creation, Oi seeks to differentiate itself and maintain the leadership in the national market through its innovative actions and attitude.

In 2014, aiming to achieve its innovation objectives, Oi intensified the process of prospecting innovative services and developed innovation activities, research and development, promoting and extending its innovation ecosystem, through the Inova Program.

Investments made in Innovation and R&D in projects developed in 2014 totalled approximately R$ 125 million in 53 projects, and 37 of those were carried out in partnership with Science and Technology Institutes and companies.

44

08

Statement from the Board of Directors

For the purposes of the provision in number 1, paragraph c) of article 245 of the Portuguese Securities Code, the members of the Board of Directors of PT SGPS identified hereunder hereby declare, in the capacity and within their functions as described therein, that, as far as they are aware, and based on information that they have had access to, through the Board of Directors, as applicable, while in office:

•                  The information featured in the management report, financial statements, legal certification of accounts and other accountability documents required by law or regulations concerning the financial year ended December 31, 2014, was prepared in accordance with the applicable set of accounting standards, and give a true and fair view of the assets, liabilities, financial position and profit or loss of Portugal Telecom, SGPS, SA, and companies included in the respective consolidation perimeter;

•                  The management report concerning such financial year faithfully outlines the progress of the business activities, the performance and position of Portugal Telecom, SGPS, SA and companies included in the respective consolidation perimeter, and it contains a correct description of the main risks and uncertainties that these entities face.

Lisbon, April 30, 2015

João Manuel de Mello Franco, Chairman of the Board of Directors

Alfredo José Silva de Oliveira Baptista, Board Member

Eurico de Jesus Teles Neto, Board Member

Francisco Ravara Cary, Board Member

Gerald Stephen McGowan, Board Member

João Manuel Pisco de Castro, Board Member

Jorge Freire Cardoso, Board Member

José Guilherme Xavier de Basto, Board Member

Marco Norci Schroeder, Board Member

Maria Helena Nazare, Board Member

45

Mário João de Matos Gomes, Board Member

Milton Almicar Silva Vargas, Board Member

Nuno Rocha dos Santos de Almeida e Vasconcellos, Board Member

Rafael Luís Mora Funes, Board Member

Rolando Antonio Durao Ferreira de Oliveira, Board Member

Shakhaf Wine, Board Member

46

Portugal Telecom

Consolidated Financial Statements

47

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

YEARS ENDED 31 DECEMBER 2014 AND 2013

Euro

	Notes	2014	2013 Restated

CONTINUING OPERATIONS

COSTS, LOSSES AND (INCOME)
Wages and salaries	6	(5,798,825)	11,927,717
Supplies, external services and other expenses	7	26,227,560	3,219,891
Indirect taxes	8	6,371,322	2,934,415
Provisions and adjustments	36	(246,771)	(810,627)
Depreciation	30	101,060	237,289
Losses (gains) on disposal of fixed assets, net		30,063	(21,290)
Net other gains	9	(979,372)	(124,871,144)
		25,705,037	(107,383,749)

Income (loss) before financial results and taxes		(25,705,037)	107,383,749

FINANCIAL LOSSES AND (GAINS)
Net interest income	10	(11,672,391)	(18,545,241)
Net foreign currency exchange losses		554,757	1,769,952
Net losses on financial assets and other investments	24	363,039,733	1,251,787
Equity in losses of joint ventures	25	378,609,792	6,799,413
Net other financial expenses	11	38,994,208	10,014,653
		769,526,099	1,290,564

Income (loss) before taxes		(795,231,136)	106,093,185

Income taxes	12	(35,336,473)	(4,372,879)

Net income (loss) from continuing operations		(759,894,663)	110,466,065

DISCONTINUED OPERATIONS
Net income from discontinued operations	13	470,658,610	277,510,541

NET INCOME		(289,236,053)	387,976,606

Attributable to non-controlling interests	14	13,554,384	56,995,651
Attributable to equity holders of the parent	14	(302,790,437)	330,980,955

Earnings per share from continuing operations
Basic	15	(0.87)	0.13
Diluted	15	(0.87)	0.13
Earnings per share
Basic	15	(0.35)	0.39
Diluted	15	(0.35)	0.39

The accompanying notes form an integral part of these financial statements.

48

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEARS ENDED 31 DECEMBER 2014 AND 2013

Euro

	Notes	2014	2013
Net income recognised in the income statement		(289,236,053)	387,976,606

Income (expenses) recognised directly in shareholders’ equity
Items that may be reclassified subsequently to the income statement
Foreign currency translation adjustments
Translation of foreign investments (i)		157,121,551	(630,656,625)
Transfers to income statement (ii)		38,988,764	3,129,234
Hedge accounting of financial instruments
Change in fair value		—	2,539,935
Tax effect		—	507,925
Share in other comprehensive income (loss) of joint ventures (iii)		10,788,796	(9,908,933)
Items that will not be reclassified to the income statement
Post retirement benefits
Net actuarial gains (losses)	31	28,349,892	(139,474,542)
Tax effect	12	(6,520,475)	21,431,258
Gains (expenses) recorded in shareholders’ equity related to joint ventures (iv)		(481,565,956)	4,884,395
Other expenses recognised directly in shareholders’ equity, net (v)		(8,347,628)	(13,468,740)
Total earnings recognised directly in shareholders’ equity		(261,185,056)	(761,016,093)
Total comprehensive income		(550,421,109)	(373,039,487)

Attributable to non-controlling interests		12,336,053	25,599,439
Attributable to equity holders of the parent		(562,757,162)	(398,638,926)

(i)	Gains recorded in 2014 and losses recorded in 2013 relate mainly to the impact of, respectively, the appreciation and depreciation of the Real against the Euro on the investments in Brazil.

(ii)

In 2014, this caption corresponds to the cumulative amount of foreign exchange conversion adjustments related to discontinued activities, which was transferred to net income on the date that these gains were achieved through the contribution of PT Assets in the Capital Increase of Oi on May 5 2014 (note 1). In 2013, this caption corresponds to the cumulative amount of foreign exchange conversion adjustments on investment in CTM, which was reclassified on the income statement after the disposal of this investment in June 2013.

(iii)	This caption includes fair value variations of Oi’s derivative hedge instruments.

(iv)

In the fiscal year 2014, this item primarily includes the Company’s effective participation in the following losses incurred by Oi directly in equity: (1) a loss of 2,895 million reais (373 million euros corresponding to the Company’s effective participation) on the recognition of investments in debt securities of Rioforte Investments as treasury shares, following the agreement between Oi and PT SGPS for the exchange of Oi shares held by PT SGPS; and (2) a loss of 656 million reais (85 million euros corresponding to the Company’s effective participation) on actuarial losses determined by Oi in connection with its benefit plans, which since May 5, 2014 include the plans of PT Comunicações, consolidated by the Company on such date (Note 31).

(v)

For 2014 and 2013, this item refers to other registered gains and losses directly in equity until May 5th 2014, by the entities in which the Company held an interest until this date, since these shares were delivered as a contribution in kind for the Capital Increase of Oi on May 5, 2014 (Note 1).

The accompanying notes form an integral part of these financial statements.

49

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2014 AND 2013

Euro

	Notes	31 Dec 2014	31 Dec 2013
ASSETS
Current Assets
Cash and cash equivalents	40.e	109,511,599	1,658,950,514
Short-term investments	17	—	914,128,757
Accounts receivable - trade	18	—	762,936,473
Accounts receivable - other	19	67,430	406,451,496
Inventories	20	—	85,872,948
Taxes receivable	21	6,135,935	70,932,459
Prepaid expenses	22	11,997	65,244,104
Other current assets	23	—	3,985,415
Non-current assets held for sale	24	388,380,655	4,653,741
Total current assets		504,107,616	3,973,155,907

Non-Current Assets
Accounts receivable - trade		—	204,316
Accounts receivable - other		—	1,080,306
Taxes receivable	21	3,440	24,739
Investments in joint ventures	25	714,177,448	2,408,246,860
Investments in associated companies	26	—	511,316,161
Other investments	27	—	22,243,652
Goodwill	28	—	380,616,265
Intangible assets	29	—	717,703,676
Tangible assets	30	163,866	3,438,479,384
Post retirement benefits	31	—	1,834,000
Deferred taxes	12	—	564,894,918
Other non-current assets	23	—	594,998
Total non-current assets		714,344,754	8,047,239,275
Total assets		1,218,452,370	12,020,395,182

LIABILITIES
Current Liabilities
Short-term debt	32	54,084	1,491,976,460
Accounts payable	33	8,961,143	568,270,540
Accrued expenses	34	23,449,284	534,656,119
Deferred income	35	—	246,784,244
Taxes payable	21	5,356,014	80,107,942
Provisions	36	27,186,177	88,789,844
Other current liabilities	37	856,549	13,980,981
Total current liabilities		65,863,251	3,024,566,130

Non-Current Liabilities
Medium and long-term debt	32	49,523	5,879,161,433
Accounts payable	33	—	19,470,144
Taxes payable	21	38,593	—
Provisions	36	—	2,271,075
Post retirement benefits	31	—	960,880,069
Deferred taxes	12	—	243,824,693
Other non-current liabilities	37	—	23,406,523
Total non-current liabilities		88,116	7,129,013,937
Total liabilities		65,951,367	10,153,580,067

SHAREHOLDERS’ EQUITY
Share capital	38	26,895,375	26,895,375
Treasury shares	38	(178,071,827)	(337,520,916)
Legal reserve	38	6,773,139	6,773,139
Reserve for treasury shares	38	185,042,147	6,970,320
Other reserves and accumulated earnings	38	1,111,862,169	1,938,201,459
Equity excluding non-controlling interests		1,152,501,003	1,641,319,377
Non-controlling interests	14	—	225,495,738
Total equity		1,152,501,003	1,866,815,115
Total liabilities and shareholders’ equity		1,218,452,370	12,020,395,182

The accompanying notes form an integral part of these financial statements.

50

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

YEARS ENDED 31 DECEMBER 2014 AND 2013

Euro

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Other reserves and accumulated earnings	Equity excluding non-controlling interests	Non-controlling interests	Total equity
Balance as at 31 December 2012 (restated)	26,895,375	(337,520,916)	6,773,139	6,970,320	2,601,464,678	2,304,582,596	232,674,346	2,537,256,942
Dividends (Notes 22 and 44.5)	—	—	—	—	(277,884,293)	(277,884,293)	(31,985,263)	(309,869,556)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	(792,784)	(792,784)
Corporate reestructuring at Contax	—	—	—	—	13,260,000	13,260,000	—	13,260,000
Remeasurement of the deferred tax liability related to the revaluation reserve of assets (Note 12)	—	—	—	—	12,879,404	12,879,404	—	12,879,404
Income (expenses) recognized directly in equity	—	—	—	—	(742,499,285)	(742,499,285)	(31,396,212)	(773,895,497)
Income recognized in the income statement	—	—	—	—	330,980,955	330,980,955	56,995,651	387,976,606
Balance as at 31 December 2013	26,895,375	(337,520,916)	6,773,139	6,970,320	1,938,201,459	1,641,319,377	225,495,738	1,866,815,115
Dividends (Note 39)	—	—	—	—	(85,510,302)	(85,510,302)	(101,991)	(85,612,293)
Acquisitions, disposals and share capital increases/decreases (Note 1)	—	—	—	—	—	—	(237,729,800)	(237,729,800)
Treasury shares relating to the Company’s share in Oi’s 10% interest in Portugal Telecom (Note 38.2)	—	159,449,089	—	—	—	159,449,089	—	159,449,089
Physical exercise of equity swaps over own shares (Note 38.2)		—		178,071,827	(178,071,827)	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	(259,966,724)	(259,966,724)	(1,218,331)	(261,185,055)
Income recognized in the income statement	—	—	—	—	(302,790,437)	(302,790,437)	13,554,384	(289,236,053)
Balance as at 31 December 2014	26,895,375	(178,071,827)	6,773,139	185,042,147	1,111,862,169	1,152,501,003	—	1,152,501,003

The accompanying notes form an integral part of these financial statements.

51

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED 31 DECEMBER 2014 AND 2013

Euro

	Notes	2014	2013 Restated

OPERATING ACTIVITIES
Payments to suppliers		(15,756,645)	(4,770,646)
Payments to employees		(17,322,789)	(7,885,179)
Payments relating to income taxes		(13,350,645)	(14,406,962)
Other cash receips (payments), net		1,366,526	(3,974,826)
Cash flows from operating activities from continuing operations (1)		(45,063,553)	(31,037,613)
Cash flows from operating activities from discontinued operations	13	158,484,843	884,711,196
Cash flows from operating activities (1)		113,421,290	853,673,583

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	40.a	213,981,292	917,069
Financial investments		—	109,410
Tangible and intangible assets		985,068	45,070
Interest and related income		14,761,387	22,238,237
Dividends	40.b	514,654	86,482,004
		230,242,401	109,791,790
Payments resulting from:
Short-term financial applications	40.a	(27,608,212)	(75,333,996)
Financial investments	40.c	(1,554,545,455)	—
Tangible and intangible assets		(54,381)	—
Other investing activities	9	—	(16,000,000)
		(1,582,208,049)	(91,333,996)
Cash flows from investing activities related to continuing operations (2)		(1,351,965,647)	18,457,794
Cash flows from investing activities related to discontinued operations	13	(241,193,564)	(382,577,946)
Cash flows from investing activities (2)		(1,593,159,211)	(364,120,152)

FINANCING ACTIVITIES
Payments resulting from:
Loans repaid	40.d	(73,246,846)	—
Interest and related expenses		(4,048,528)	(2,329,982)
Dividends	16	(87,587,250)	(284,658,563)
Cash flows from financing activities related to continuing operations (3)		(164,882,624)	(286,988,545)
Cash flows from financing activities related to discontinued operations	13	467,018,223	(477,679,920)
Cash flows from financing activities (3)		302,135,599	(764,668,465)

Cash and cash equivalents at the beginning of the period		1,658,950,514	1,988,797,138
Change in cash and cash equivalents from continuing operations (4)=(1)+(2)+(3)		(1,177,602,322)	(275,115,034)
Effect of exchange differences		9,161,091	(54,731,590)
Cash and cash equivalents of discontinued operations as of 5 May 2014	1	(380,997,683)	—
Cash and cash equivalents at the end of the period	40.e	109,511,599	1,658,950,514

The accompanying notes form an integral part of these financial statements.

52

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014

(Amounts expressed in euro unless otherwise indicated)

1.                  Introduction

After signing the new agreement with Oi, S.A. (“Oi”) and the execution of the Exchange on March 30, 2015, PT SGPS held as a main asset, 27.5% (direct and indirect interest) of Oi.  PT SGPS still holds Rio Forte Instruments (see chapter 4) and the Call Option of 47,434,872 common shares and 94,869,744 preferred shares.

Until May 5th 2014, PT SGPS and its subsidiaries and joint ventures were operating mainly in the telecommunications and multimedia sectors in Portugal, Brazil and other countries in Africa and Asia.

On May 5, 2014, PT SGPS subscribed and paid 1,045,803,934 common shares and 1,720,252,731 preferred shares issued by Oi, by contribution in kind of the “PT Assets”, defined as a stake of 100% of the Company in PT Portugal, which on that date included all the operating businesses of the PT SGPS group with the exception of the subsidiaries Bratel BV, Bratel Brasil, PTB2, and Marnaz and of the investment in Oi, Contax and their controlling shareholders. As a result of the contribution for the capital increase of Oi:

•                  PT SGPS increased its effective stake in Oi from the 23.2%, previously held by Bratel Brasil, to an effective stake of 39.7% held through a direct stake in the total of 35.8% (32.8% in PT SGPS and 3.0% in Bratel Brasil) and an indirect stake of 3.9% held through the controlling shareholders of Oi;

•                  Consequently, PT SGPS stood to hold only the above-mentioned investment in Oi, stakes in the controlling shareholders of Oi (which essentially hold only shares of Oi) and 100% of the holding companies Bratel BV, Bratel Brasil, PTB2 and Marnaz.

Capital increase of Oi

On October 1, 2013, PT SGPS, Oi, AG, LF, Bratel Brasil, Pasa Participações S.A. (“Pasa”), EDSP 75 Participações (“EDSP75”), (which jointly with Tmarpart are referred to as “Oi Holdings”), Banco Espírito Santo, S.A. (“BES”) and Nivalis Holding B.V. (“RS Holding”) signed a memorandum of understanding outlining the key principles for a proposed merger between PT SGPS, Oi and the Oi Holdings (the “Business Combination”), in order to constitute a single, integrated Brazilian listed company.

On February 19, 2014, PT SGPS and Oi signed final contractual instruments related to the Business Combination between the parties. These documents defined and regulated the stages necessary to complete this Business Combination, that include the main transactions described below, some of which have since been concluded:

•                  On May 5, 2014, Oi made effective a capital increase with a total issue of 2.142.279.524 common shares at 2.17 reais per share and 4.284.559.049 preferred shares at 2.00 reais per share, and, on that same date, BTG Pactual, acting as the Stabilizing Agent of the Public Offering and in accordance with the provisions of Article 24 of the CVM Instruction 400, partially exercised the option to place more than 120,265,046 common shares and 240,530,092 preferred shares issued by Oi; the total amount of the capital increase, including the option exercised by Banco Pactual, amounted to 13,960 million reais, consisting of (1) 5,710 million reais (1,750 million euros at the exchange rate on February 21, 2014) carried out in assets contributed by PT SGPS, based on the evaluation of the PT Assets made by Banco Santander (Brasil), S.A., and PT SGPS subscribed 1,045,803,934 common shares and 1,720,252,731 preferred shares issued by Oi, and (2) 8,250 million reais in cash obtained from other investors who subscribed the remaining 1,216,740,636 common shares and 2,804,836,410 preferred shares issued by Oi; the stake of PT SGPS in the capital increase of Oi carried out through the contribution of all the operating assets directly or indirectly held by the PT SGPS Group and of the corresponding liabilities, except for the shares of Oi, of Contax and of Bratel BV (PT Assets), in the amount of 5,710 million

53

reais (1,750 million euros), it was approved by a majority of 99.87% of the votes present in the General Shareholders’ Meeting of PT SGPS held on March 27, 2014.

•                  On May 5, 2014, PT SGPS, through its subsidiaries Bratel Brasil and PTB2, subscribed 4,788 million reais (1,555 million euros at the exchange rate on 5 May, 2014) of bonds convertible into shares of certain companies that control directly or indirectly AG and LF, amount which in the end was used by AG and LF to repay their debt and to subscribe convertible bonds to be issued by TmarPart, which, in turn, also used these funds to repay their own debt; also on May 5, 2014, PT SGPS exchanged their shares in CTX and Contax for an additional stake in the companies that control directly or indirectly AG and LF, which at that time held only shares of Oi and Telemar Participações; as a result of these transactions, PT SGPS increased its economic stake in AG and LF from 35% to 85.1% in TmarPart from 25.6% to 68.4%, thus it indirectly obtained an additional stake in Oi of 2.4%.

•                  Pending the approval of the holders of common shares of Oi and TmarPart , the Oi shares not held by TmarPart would be exchanged for common shares of TmarPart and Oi would become a wholly owned subsidiary of TmarPart .

Within the scope of this the above-mentioned capital increase of Oi, the PT SGPS Group had previously carried out a number of internal restructuring transactions in order to concentrate all of their operating assets and their corresponding liabilities, except for the investments in Oi and Contax, (“PT Assets”), in PT Portugal, wholly owned by PT SGPS. This internal restructuring involves only entities under common control, and as such no gains or losses were recognized in the consolidated financial statements. Prior to the capital increase of Oi, the following main corporate transactions were carried out within the scope of this internal restructuring:

•                  On March 31 2014, PT SGPS sold to PT Portugal, for the amounts of 1.5 million euros and 4.7 million euros, the 100% stakes in PT Centro Corporativo and PT SGPS Investimentos, respectively.

•                  On April 30, 2014, PT Móveis, SGPS, S.A. (“PT Móveis”) subscribed a capital increase in Bratel BV amounting to approximately 1,303 million euros, which, along with the cash and cash equivalents that Bratel Brasil already held previously, was used, after the acquisition of Bratel BV, to subscribe 4,788 million reais (1,555 million euros) of bonds convertible into shares of certain companies that control directly or indirectly AG and LF, as mentioned above.

•                  On May 2, 2014, PT Móveis, a company 100% owned indirectly by PT Portugal, sold to PT SGPS for a total amount of 4,195 million euros, their 100% stake in Bratel BV, the company that indirectly held through Bratel Brasil the investment in Oi, since this investment was not part of the net assets to be transferred to Oi in the capital increase.

•                  On May 2, 2014, PT SGPS sold to PT Móveis, for a total amount of 2,240 million euros, its 100% stake in PT Participações, SGPS, S.A., the company that indirectly owned the Group’s stake (of 75%) in Africatel BV.

•                  On May 5, 2014, PT SGPS sold to PT Portugal, for a total amount of 255 million euros, its 100% stake in PT Finance.

•                  On May 5, 2014, PT SGPS transferred to PT Portugal most of their loans owed at the respective nominal values, since these loans had been included in the evaluation of PT Portugal for the purpose of the capital increase of Oi.

As mentioned above, on May 5, 2014, following the completion of the internal restructuring, PT SGPS participated in the capital increase of Oi through the contribution in kind of the 100% stake it held in PT Portugal, which on that date held only the PT assets, given that the investments in joint ventures (Oi, TmarPart, AG and LF) were held directly by Bratel Brazil and PTB2, both fully owned by Bratel BV, which in turn was wholly owned by PT SGPS . In addition to the investments in joint ventures, other assets and liabilities of PT SGPS were not transferred to PT Portugal as part of the PT assets and as such continued to be fully consolidated in the consolidated financial statements of PT SGPS, including essentially the dividends payable to their shareholders, the financing associated with the equity swap contract on the treasury shares, certain tax liabilities and certain accrued expenses, as well as the amounts of cash required to settle those liabilities and other costs that are expected to be incurred. In addition, as PT SGPS failed to control the PT Assets from May 5, 2014, the respective gains and losses up to that date were presented as results from discontinued operations, for which reason the consolidated statements of income and of cash flow for the year 2013 have been restated (Note 4).

Following the aforementioned capital increase and the option exercised by Banco Pactual, PT SGPS came to hold an effective stake of 39.7% in the issued share capital and floating stock of Oi, including (1) a stake of 35.8 % held directly in Oi by PT SGPS (32.8%) and Bratel

54

Brasil (3.0%), and (2) a stake of 3.9% held indirectly through the Oi shares held by TmarPart, AG and LF. Additionally, as a result of the capital increase of Oi, PT Portugal became a wholly owned subsidiary of Oi.

PT SGPS recorded a gain of approximately 699 million euros (Note 13) within the scope of the capital increase of Oi, which reflects primarily (1) the difference between the fair value of the shares that PT SGPS received by the subscription of the increase of capital of Oi (1,854 million euros) and the carrying value of the PT Assets (negative by 2,676 million euros) delivered as a contribution in kind to this capital increase, which was partially offset by the (2) Dilution effect in the former investment in Oi by Bratel Brasil, since the latter did not participate directly or indirectly in the capital increase, and the remeasurement effect of that investment in Oi to the fair value implicit in the capital increase. The breakdown of the total gain recorded within the scope of the capital increase is as follows:

Euro million

Fair value of shares obtained in the Oi share capital increase (i)	1,854
Minus: Carrying value of the net assets contributed to Oi share capital increase (ii)	(2,676)
Plus: Remeasurement of the previous investment in Oi to fair value and other effects (iii)	(3,831)
Total gain (Note 12) (iv)	699

(i)

This caption corresponds to the fair value of the shares obtained by PT SGPS in the capital increase of Oi on May 5, 2014, based on the price of these shares (2.17 reais per common share and 2.00 reais per preferred share), in the amount of 5,710 million reais, equivalent to 1,854 million euros at the exchange rate on that date.

(ii)

On May 5, 2014, the carrying value of the net assets contributed in the capital increase of Oi was negative by 2,676 million euros, the breakdown of which is shown below. It should be mentioned that this amount reflects approximately the total equity attributable to the controlling shareholders of the Company prior to this transaction, net of (a) the carrying value of the investment in Oi, Contax and in their controlling shareholders, (b) the amount of 1,555 million euros which was used by Bratel Brasil and by PTB2 to subscribe the aforementioned convertible bonds in order to obtain additional shares of the controlling shareholders of AG and LF and indirectly of Oi and (c) of deferred tax assets related to the tax losses.

(iii)

As mentioned above, this caption reflects (1) the dilution effect on the previous investment in Oi held through Bratel Brasil; (2) the impact of remeasuring this very same investment based on the price of the Oi shares in the capital increase (2.17 reais per common share and 2.00 reais per preferred share); (3) a loss of 160 million euros related to the Company’s stake in the investment of 10% held by Oi in PT SGPS that was classified as treasury shares in the Consolidated Statement of Financial Position, and (4) a loss of 39 million euros as cumulative amount of the foreign currency translation adjustments related to the activities discontinued, which was transferred to net income on the date of the contribution of the PT Assets to the capital increase of Oi carried out in May 5, 2014. On this date, following Oi’s capital increase, the Company valued at 2,244 million euros (6,914 million reais) the effective stake in Oi, calculated in accordance with the equity method and based on the price of the above-mentioned shares, including 1,855 million corresponding to the direct stake held by PT SGPS and 169 million euros and 221 million euros corresponding to the direct and indirect stake through Bratel Brasil. Additionally, on the same date, the effective stake of the Company in the net assets of the controlling shareholders of Oi, excluding the stake in Oi amounted to 36 million euros.

(iv)

This caption represents (1) the gain attributable to the difference between the fair value of the shares acquired (positive value of 1,854 million euros, as mentioned above) and the carrying value of the net assets contributed (negative value of 2,676 million euros, as detailed below) in the capital increase of Oi, (2) net of the negative effects related to the remeasurement of the previous investment to fair value on that date and the dilution effect on the same previous investment, as well as the other above-mentioned effects.

Additionally, as a result of Oi’s capital increase, PT SGPS derecognized deferred tax assets related to tax losses of 208 million euros (Note 12) as a result of the discontinuation of the business in Portugal that supported these same tax losses resulting thus a total net gain of 491 million euros on May 5, 2014 directly related to the capital increase of Oi.

The following table presents the breakdown of the carrying value of the Pt Assets on May 5, 2014, the date from which these assets are no longer fully consolidated in the consolidated financial statements of PT SGPS:

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Euro million

ASSETS
Cash and cash equivalents	381
Short-term investments	904
Accounts receivable	1,375
Inventories	93
Prepaid expenses	69
Investments in associated and other companies	438
Intangible assets	1,088
Tangible assets	3,345
Post retirement benefits	2
Deferred taxes	341
Other assets	95
Total assets	8,130

LIABILITIES
Gross debt	8,051
Post retirement benefits	873
Deferred taxes	229
Accounts payable	549
Accrued expenses	484
Deferred income	207
Taxes payable	95
Provisions	54
Other liabilities	26
Total liabilities	10,569
Non-controlling interests	238
PT (Net) Assets	(2,676)

Short-term investments on May 5, 2014 in the above table include a total amount of 897 million euros related to debt securities issued by Rio Forte Investments, S.A. which were contributed in the capital increase of Oi as part of PT Assets. The composition of the outstanding amount as of May 5, 2014 was as follows:

•                  200 million euros subscribed by PT SGPS on April 15, 2014, and transferred to PT Portugal on May 5, 2014, the maturity of which occurred on July 15, 2014;

•                  647 million euros subscribed by PT Finance on April 15, 2014, the maturity of which occurred on July 15, 2014;

•                  50 million euros subscribed by PT Finance on April 17, 2014, the maturity of which occurred on July 17, 2014.

In July 15th and 17th the maturity of these instruments occurred, but the issuer did not settle their obligations.

Rio Forte requested the adoption of the controlled management regime in accordance with the Luxembourg legislation, although it was their understanding that they did not have the financial capacity to meet their financial commitments, a situation which was thought to be the most protective of their creditors’ interests, and that was rejected by the Luxembourg court. As a result of that rejection, Rio Forte was declared insolvent by the Luxemburg Court on December 8th 2014, and went into liquidation on the same date.

On July 28, 2014, following the default by Rio Forte, PT SGPS and Oi agreed on the main terms for the exchange of debt securities of Rio Forte held on that date by PT Finance and PT Portugal, amounting to 897 million euros for 47,434,872 common shares and 94,869,744 preferred shares of Oi (after the reverse stock split done by Oi in December 2014) held on that date by PT SGPS. On September 8, 2014, this agreement was approved in the General Shareholders’ Meeting of PT SGPS and following such approval the parties involved concluded the respective final contracts, the terms of which established that:

•                  PT SGPS would exchange with Oi in Rio Forte in exchange for 47,434,872 common shares plus 94,869,744 preferred shares of Oi, representing 16.9% of its share capital;

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•                  An American non-transferable purchase option (“Call Option”) would be attributed to PT SGPS in order to reacquire the Oi Shares that are the Objective of the Exchange (with the exercise price of $20.104 reais for common shares and $18.529 reais for preferred shares after Oi share grouping), which would be adjusted by the Brazilian CDI (Certificado de Depósito Interbancário) [Interbank Deposit Certificate] plus 1.5% per year;

•                  The Purchase Option on the Oi Shares that are the Objective of the Option would enter into effect on the data of the Exchange, would have a maturity of six years, with the possibility of exercising the option by PT SGPS terminating at 10% at the end of the first year and 18% at the end of each subsequent year;

•                  Any amount received as a result of monetization of the Purchase Option through issue of derived instrument would have to be used for the exercise of the Purchase Option;

•                  PT SGPS could only acquire Oi or TmarPart shares through exercise of the Purchase Option;

•                  The Purchase Option would be canceled if (i) the bylaws of PT SGPS were to be voluntarily altered to remove the 10% vote limitation; (ii) PT SGPS were to act as a competitor of Oi or (iii) PT SGPS were to violate certain obligations arising from definitive documentation; and

•      The contracts were signed on September 8, 2014, subject to approval by the CVM and would be executed by March 31, 2015.

On December 31 2014, as stated above, execution of the exchanges and the purchase option were pending approval by the CVM in Brazil. On March 4, 2015, the CVM approved the above contracts, conditional upon approval of them at Oi’s General Shareholders’ Meeting, which occured on March 26, 2015, since the exchange had been executed on March 30, 2015. On March 24, 2015, PT SGPS came to an agreement with Oi, PT Portugal, PT Finance and TmarPart for the Private Instrument of Assignment of Rights and Obligations and Other Fees (“Assignment Agreement”), by means of which PT Portugal transferred the Rioforte Instruments to PT Finance, and ceded to PT Finance all pertaining rights and obligations in the terms of the Exchange Agreement (“Assignment”).

The Assignment Agreement also stipulated that the delivery of the Oi’s shares in the Exchange could be implemented by means of the transfer, by PT SGPS, of Oi’s shares object of the Exchange, or ADSs (American Depositary Shares), representative of Oi’s shares object of the Exchange, at PT SGPS’s criteria. Oi’s ADR Program is regulated by (1) the Deposit Contract (Ordinary Shares), signed on February 17th 2012, as amended, between Oi, the Bank of New York Mellon, in the quality of depositary, and all periodical holders of ADSs, issued in the terms of the abovementioned Agreement; and (2) by the Deposit Contract (Preferential Shares) signed on February 27th 2012, as amended, between Oi, the Depositary, and all periodical holders of ADSs, issued in the terms of the abovementioned Agreement.

On March 30th 2015, the Exchange was concluded, by means of which PT SGPS (1) deposited Oi’s shares object of the Exchange with the Depositary; and (2) instructed the Depositary to register the transfer of 47.434.872 ADSs ON and 94.896.744 ADSs PN to PT Finance, representing Oi’s shares object of the Exchange.

Therefore, on March 30th 20115, PT SGPS transferred the ADSs Object of the Exchange to PT Finance, and PT Finance transferred to PT SGPS the Rioforte Instruments in the total main amount of 897 million euros.

Still on March 30th 2015, the Stock Option was in force and effective.

On March 31, 2015, the Board of Directors of PT SGPS concluded negotiations with the other shareholders pertaining to Oi to the extent of signing a new agreement between the parties in relation to the company structure and the administration of Oi. In view of the impossibility of implementing migration from CorpCo to the segment called Novo Mercado [New Market] of the BM&FBovespa by March 31, 2015, the deadline stipulated in the agreements signed on September 8th 2014, and it became essential to sign a new agreement, which allowed Oi to anticipate the principal benefits distributed to the shareholders at the time that Oi’s capital increase was realized on May 5, 2014, without, however, failing to make every effort to migrate to the Novo Mercado. Thus, the parties agreed to a new company structure model and administration of Oi (“New Structure”), that in addition to the benefits and objectives disclosed before, are characterized by the following:

•                  All company and corporate administration transformation will be done at Oi with elimination of the necessity of creating CorpCo.

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•                  Approval of new Corporate Bylaws for Oi, as well as signing of an amendment to the provisional voting commitment from its shareholders, in effect until implementation of the New Structure (“Vote Commitment”) that will enable: (i) implementation of a voluntary conversion program for preferred shares to ordinary shares issued by Oi at a rate of 0.9211 ordinary share per each preferred share, subject to a minimum buy-in of 2/3 of the preferred shares in order to give all of the shareholders the possibility of exercising the voting right and to maximize the possibility of existence of a single class of shares; (ii) implementation of the principle of one share, one vote. However, to preserve the equilibrium between shareholders and the distribution of desired control at the time of the Capital Increase of Oi, inclusion of a 15% limit on the voting right in Oi’s Corporate Bylaws, applicable to all of its shareholders was agreed upon; this limitation will cease to exist through verification of certain events, namely in the case of capital increase, operation of company reorganization or public offering of shares, in any case that results in the dilution of the current shareholder base (or acquisition of a stake, where applicable) greater than 50%; (iii) leveraging increase in liquidity, eliminating subjection to lock-up agreements of any shareholder; (iv) the election of a new Board of Directors at Oi with significant participation of independents, where the previously existing parity in CorpCo between the PT SGPS representatives and those of the Brazilian shareholders will be maintained; (v) extinction of TmarPart by incorporation into Oi, which will determine the end of the TmarPart and other controlling companies’ shareholders’ agreements, thus ensuring-the distribution of Oi’s shareholder control; (iv) possibility of using financial synergies through incorporation of Oi’s controlling companies, directly and indirectly; and (vii) the New Structure must be implemented as soon as possible and before October 2015. Thus, Oi will anticipate a new administration model that will cover the principal characteristics of the Novo Mercado.

•                  All of these significant changes will be subject to the approval at Oi’s general shareholders meeting and will be implemented as soon as possible after approval of ANATEL.

A change (“Amendment”) was signed to the Share Purchase Option Contract and Other Agreements entered into on September 8, 2014 such as the above, that will enable PT SGPS to liquidate its Oi share purchase option through sale on the market, giving Oi the right of first refusal in the acquisition of the Option if PT SGPS decides to sell it to third parties without previous consent by Oi. The Amendment is subject to approval of Oi’s general shareholders’ meeting and, if applicable, to the CVM’s approval. Oi is committed to call a general meeting to decide on the Amendment and Oi’s benchmark shareholders are committed to vote favorably for approval of the Amendment until August 31st 2015, to be completed until September 30th 2015.

After signing the new agreement with Oi and the execution of the Exchange on March 30, 2015, PT SGPS has as main asset investment 27.5% (direct and indirect interest) in Oi. PT SGPS still holds the Rioforte Instruments, and the Call Option on 47,434,872 common shares and 94,869,744 preferred shares of Oi.

2.                  Bases of Presentation

The consolidated financial statements for the financial year ending on December 31, 2014 were approved by the Board of Directors and authorized for issue on April 30th, 2015.

The consolidated financial statements are presented in Euros since this is the operating currency of PT SGPS. The financial statements for the investing companies given in foreign currency were converted to Euros according to the accounting policies described in Note 3.

The PT SGPS consolidated financial statements were prepared according to the International Financial Reporting Standards (“IFRS”) as adopted by the European Union, including all interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) that were in effect on December 31, 2014, approved by the European Union (EU). Differences between the IFRS adopted by the European Union and applied by PT SGPS on December 31, 2014 and the IFRS published by the International Accounting Standards Board in effect on that same date were not identified.

The consolidated financial statements were prepared on the assumption of continuity of operations.

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As referred to in Note 1, after May 5, 2014, PT SGPS stopped fully consolidating the majority of the business that it had held at that date, which were contributed to Oi’s capital increase. Income, costs and cash flow from this business up to that date were presented as discontinued operations, which is why the Consolidated Income and Cash Flow Statements for the financial year ending December 31, 2013 were restated (Note 4).

In the preparation of the consolidated financial statements in compliance with the IFRS, the Board of Directors adopted certain assumptions and estimates that affect the reported assets and liabilities as well as profits and costs relating to the reported periods (Note 3).

a) Principles of consolidation

Subsidiaries (Appendix A)

PT SGPS fully consolidated the financial statements of all controlled companies. A company is considered to be controlled when the Group is exposed, or has rights, to variable returns resulting from its involvement with the investee and has the ability to affect those returns through the same power it exercises over that company. In situations where the Group has, in substance, control of other entities established for a specific purpose, even if it does not possess a majority of the voting rights, they are consolidated using the full consolidation method.

The participation of third parties in the equity and net income of the consolidated companies is presented separately in the Consolidated Statement of Financial Position and the Consolidated Income Statement, respectively, in the “Non-controlling Interests” caption (Note 14).

The assets, liabilities and contingent liabilities of a subsidiary are measured at their respective fair value at the acquisition date. Any excess of the cost of acquisition over the fair value of identifiable net assets is recorded as goodwill. In cases when the cost of acquisition is less than the fair value of identifiable net assets, the difference is recorded as a gain in the consolidated statement of results for the year. The interests of non-controlling shareholders are presented by the respective proportion of the fair value of identifiable assets and liabilities.

The results of subsidiaries acquired or sold during the period are included in the Consolidated Income Statement from the date of acquisition or up to the effective date of disposal, respectively.

Transactions and balances between subsidiaries are eliminated on consolidation. Capital gains arising from transactions between Group companies are also eliminated in the consolidation process.

Where necessary, adjustments are made to the financial statements of subsidiaries with a view to standardizing their accounting policies with the Group.

Joint ventures (Annex A)

The classification of investments as joint ventures is determined based on the existence of agreements that clearly demonstrate the existence of joint control. According to IFRS 11, investments in joint ventures are recognized using the equity method.

The assets, liabilities and contingent liabilities of joint ventures resulting from the acquisition of shareholdings in other companies are measured at fair value as of the acquisition date. Any excess of the cost of acquisition over the fair value of identifiable net assets is included in the carrying amount of the investment.

Where necessary, adjustments are made to the financial statements of joint ventures with a view to standardizing their accounting policies with the Group.

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3.                  Principal Accounting Policies, Judgments and Estimates

Principal Accounting Policies

Some accounting policies described below ceased to be directly applicable to the Company as of May 5, 2014, the date on which PT SGPS contributed the majority of the business that it controlled to Oi’s capital increase (Note 1). However, these policies were applicable until that date, namely, in the preparation of the 2013 financial statements.

a)        Classification of the Consolidated Statement of Financial Position

Assets realizable up to one year from the date of the Consolidated Statement of Financial Position are classified as current. Liabilities are also classified as current when they are due in less than one year or when there is no unconditional right to defer their liquidation for a period of at least 12 months after the date of the Consolidated Statement of Financial Position.

b)        Inventory

Inventory is appraised at the average purchase cost. Inventory is adjusted for technological obsolescence or low turnover.

c)         Tangible Assets

Portugal Telecom uses the revaluation model to measure real estate properties and ducts infra-structure, since it believes this method better reflects the economic value of those asset classes, given the nature of the assets revalued, which are not subject to technological obsolescence. The increase in tangible assets resulting from the revaluation reserves, which are non-distributable reserves, is being amortised in accordance with the criteria used to amortize the revalued assets. Portugal Telecom has adopted the policy to revise the revalued amount every 3 years, or when indicators of material devaluation occur.

The remaining tangible assets are stated at acquisition cost, net of accumulated depreciation, investment subsidies and accumulated impairment losses, if any. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related to the acquisition process; and (3) the estimated cost of dismantling or removal of the assets (Notes 3.g and 43). Under the exception of IFRS 1, revaluation of tangible assets made prior to 1 January 2004, in accordance with Portuguese legislation applying monetary indices, was not adjusted and was included as the deemed cost of the asset for IFRS purposes.

On December 31, 2014, the Company only applied the purchase cost method since the Company did not have any asset from the classes mentioned above.

Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amortization period of tangible assets is monitored annually and adjusted whenever necessary to reflect its economic useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates used correspond to the following estimated average economic useful lives:

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Years
Buildings and other constructions	3-50
Basic equipment:
Network installations and equipment	7-40
Ducts infra-structure	40
Telephones, switchboards and other	3-10
Submarine cables	15-20
Satellite stations	5-7
Other telecommunications equipment	4-10
Other basic equipment	4-20
Transportation equipment	4-8
Tools and dies	4-8
Administrative equipment	3-10
Other tangible fixed assets	4-8

Estimated losses resulting from the replacement of equipments before the end of their economic useful lives are recognised as a deduction to the corresponding asset’s carrying value, against results of the period, as well as any impairment of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated with significant renewals and betterments are capitalized if any future economic benefits are expected and those benefits can be reliably measured.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets, and is recognised in the Consolidated Income Statement under the caption “Gains on disposals of fixed assets, net” when occurred.

d)        Intangible Assets

Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits as well as the cost of the asset can be reliably measured.

Until 05/05/2014, intangible assets basically included the acquisition of the Basic Network held by PT Comunicações, licenses held by Meo, S.A. and software user licenses, and amortized by the straight line method at the beginning of the month in which they are available for use during their estimated useful life or, if lower, the contract period (including additional renewal periods, where applicable), as follow:

Property of the Basic Network held by PT Comunicações	Years
Telecommunications licenses and concessions:	Period of the concession (until 2025)

- UMTS license owned by Meo, S.A.	Period of the license plus one renewal period (until 2030)
- LTE license owned by Meo, S.A.	Period of the license plus one renewal period (until 2041)
Satellite capacity rights	Period of the contract (until 2015)
Software licenses	3 – 6
Other intangible assets	3 – 8

The license renewal period basically depended on the companies meeting certain objectives and predefined obligations in the agreements through which these licenses were initially attributed.

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e)         Investment Properties

Investment properties included in the heading “Other Investments” (Note 30) essentially include property and real estate held to obtain income and/or capital gain or both and not for use in the course of current business activity (operating, services provided or sales).

Investment properties are registered at purchase price plus purchasing expenses and record of ownership, net of accumulated amortization (straight line method) and accumulated impairment losses, when applicable. Incurred costs (maintenance, repairs, insurance and property taxes) along with income and rents obtained with investment properties are registered in the Consolidated Income Statement for the financial year.

Investment properties are amortized during the expected life by the straight line method (Note 3.c).

f)          Impairment of Tangible and Intangible Assets

The Group performs impairment tests for its tangible and intangible assets if any event or change results in an indication of impairment. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less cost to sell and the value in use. In assessing fair value less cost to sell, the amount that could be received from an independent entity is considered, reduced by direct costs related to the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the specific risk to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in the Consolidated Income Statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior periods. A reversal of an impairment loss is recognised immediately in net income.

Tangible assets recognized according to the revaluation model are subject to periodic remeasurement. Any impairment loss of these assets is recorded as a reduction to the revaluation reserve initially recognized under shareholders’ equity. Impairment losses in excess of the initial revaluation reserve are recognized in the Consolidated Income Statement.

g)        Non-current assets held for sale

Non-current assets and groups for sale are classified as held for sale when their carrying amount is recovered primarily through a sale and not through continued use. It is considered that this condition is met only when the sale is highly probable and the non-current asset or groups for sale are available for immediate sale in their present condition. The corresponding sale must be completed within one year from the date of classification of assets as held for sale.

Non-current assets and groups for sale are classified as held for sale and are accounted for at the lower of their carrying amount and fair value less selling expenses.

h)        Provisions, Liabilities and Contingent Liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the

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obligation. Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is remote.

Provisions for restructuring are only recognised if a detailed and formal plan exists and if the plan is communicated to the related parties.

Provisions are updated on the date of the Consolidated Statement of Financial Position, considering the best estimate of the Group’s management.

Obligations for dismantling and removal costs are recognised from the month the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c and 43). The amount of the obligation is discounted, being the corresponding effect of time value recognised in net income, under the caption “Net interest expense”.

i)           Responsibilities with Pension Supplements

Under several defined benefit plans, PT Comunicações and PT Sistemas de Informação, S.A. (“PT SI”) are responsible to pay pension supplements to a group of employees. In order to finance these obligations, various funds were incorporated by PT Comunicações (Note 31).

The amount of the Group’s liabilities with the defined benefit plans described above is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group recognises actuarial gains and losses directly in the Consolidated Statement of Comprehensive Income, namely those resulting from changes in actuarial assumptions and from differences between actual data and actuarial assumptions.

Plan amendments related to reduction of the benefits granted to employees are recognised immediately in earnings when they occur as prior years’ service gains or losses, under the caption “Post retirement benefits”. Gains arising from the settlement of any plan are recognized when incurred under the caption “Curtailment costs”.

Liabilities recognized in the Consolidated Statement of Financial Position represents the difference between the Projected Benefit Obligation (“PBO”) and the fair value of plan assets.

For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions, or if a reimbursement of the excess finance is expressly authorized or permitted.

Contributions made under defined contribution pension plans are recognised in net income when incurred. Under these plans, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current and prior years, the sponsor does not have the legal or constructive obligation of making additional contributions.

j)           Responsibilities with Healthcare

Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay, after the retirement date, health care expenses to a group of employees and its relatives. This health care plan is managed by Portugal Telecom — Associação de Cuidados de Saúde (“PT-ACS”). In 2004, the Group established PT Prestações — Mandatária de Aquisições e Gestão de Bens, S.A. (“PT Prestações”) to manage an autonomous fund to finance these obligations (Note 31).

The amount of the Group’s liabilities with respect to these benefits after retirement date is estimated based on actuarial valuations, using the “Projected Unit Credit Method”. The Group recognises actuarial gains and losses in the Consolidated Statement of Comprehensive Income, namely those resulting from changes in actuarial assumptions and from differences between actual data and actuarial assumptions.

Plan amendments related to reduction of the benefits granted to employees are recognised immediately in earning when they occur as prior years’ service gains or losses, under the caption “Post retirement benefits”. Gains arising from the settlement of any plan are recognized when incurred under the caption “Curtailment costs”.

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Accrued post retirement health care liabilities stated in the Consolidated Statement of Financial Position correspond to the present value of obligations from defined benefit plans, reduced by the fair value of fund assets.

For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions, or if a reimbursement of the excess finance is expressly authorized or permitted.

k)        Pre-retirement and Suspensions of the Work Contract

In connection with the programs related to employees that are under a suspended contract agreement or that have been pre-retired, the Group recognizes a liability in the Consolidated Statement of Financial Position equivalent to the present value of salaries payable up to the retirement age. The correspondent cost is recorded in the Consolidated Income Statement under the caption “Curtailment costs” (Note 31).

l)           Subsidies

Grants and subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy’s program.

Grants and subsidies for training and other operating activities are recognised in net income when the related expenses are recognised. Grants and subsidies to acquire assets are deducted from the carrying amount of the related assets (Note 3.c).

m)    Financial Assets and Liabilities

Financial assets and liabilities are recognized in the Consolidated Statement of Financial Position when the Group becomes a party of the respective contractual relationship.

(i) Accounts Receivable (Notes 18 and 19)

Accounts receivable, loans granted and other accounts receivable that have fixed or defined payments and that are not quoted in an active market are classified as accounts receivable or loans granted.

Accounts receivable do not have implicit interest, are presented at the respective nominal value deducted from estimated losses in yield, calculated essentially based (a) on the age of the balance receivable and (b) on the credit profile of the specific debtor.

(ii) Financial liabilities and Equity Instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Equity instruments issued by the Group are recognised based on their proceeds, net of any issuance costs.

Exchangeable bonds issued by Portugal Telecom are recognised as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liabilities; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, recorded directly in shareholders’ equity. As of the Consolidated Statement of Financial Position date, the debt component is recognised at amortised cost.

(iii) Bank Loans (Note 32)

Bank loans are recognised as a liability based on the related proceeds, net of any transaction cost. Interest and other financial costs, which are computed based on the effective interest rate and include the recognition of upfront fees, are recognised when incurred.

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(iv) Accounts Payable (Note 33)

Trade payables are recognised at nominal value, which is substantially similar to their fair value.

(v) Treasury Shares (Note 38)

Treasury shares are recognised as a deduction to shareholders’ equity, under the caption “Treasury shares”, at acquisition cost, and gains or losses obtained in the disposal of those shares are recorded under “Accumulated earnings”.

Equity swaps on own shares that include an option exercisable by Portugal Telecom for physical settlement are recognised as a financial liability and a corresponding reduction of equity, and are accounted for as an acquisition of treasury shares on the inception date of the contract.

Portugal Telecom’s shares acquired by any of its affiliated companies are recognized at acquisition cost as treasury shares based on the Company’s interest in the entity that acquired those shares.

(vi) Cash and Cash Equivalents and Short-Term Investments (Note 40)

The amounts included under “Cash and Cash Equivalents” correspond to the cash values, bank deposits, terms deposits and others, maturing in three months or less and that may be immediately callable with insignificant risk of change in value. The heading “Cash and Cash Equivalents” also includes deposits from clients and other entities that were not yet compensated. For the purposes of the Consolidated Cash Flow Statement, the heading “Cash and Cash Equivalents” also includes bank overdrafts included on the Consolidated Statement of Financial Standing under the heading “Short-Term Debt,” where applicable.

Short-term investments include investments made with the objective of generating income, which is why they were not classified as cash equivalents.

n)        Own work capitalized

Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets are capitalized only if:

•                      the tangible assets are identifiable;

•                      the tangible assets will generate future economic benefits which can be reliably estimated; and

•                      development expenses can be reliably measured.

The amounts capitalized are deducted from the corresponding operating costs incurred and no internally generated margin is recognised. When any of the above mentioned criteria is not met, the expense is recognised in net income.

Expenses incurred during investigation are recognised in net income when incurred.

o)        Leases (company as lessee)

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The classification of leases depends on the substance of the transaction and not on the form of the contract.

Assets acquired under finance leases and the corresponding liability to the lessor are accounted for using the finance method, in accordance with the lease payment plan (Note 30). Interest included in the rents and the depreciation of the assets are recognised in net income in the period they occur.

Expenses incurred during investigation are recognized in net income when incurred.

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p)        Income tax

Income tax for the period is recognized in accordance with IAS 12 Income Taxes (“IAS 12”) and is comprised of current tax and deferred tax.

In 2013, PT SGPS was taxed under the consolidated tax regime (currently known as the special regime for the taxation of groups of companies), which encompassed all the companies in which PT SGPS held, directly or indirectly, at least 75% of the respective equity capital and which were also domiciled in Portugal and subject to Corporate Income Tax (IRC). The remaining Group companies not covered by the tax consolidation regime of the PT SGPS Group were taxed individually based on their respective taxable incomes and at the applicable tax rates. In 2014, following PT SGPS’s in-kind contribution to the Oi capital increase (Note 1), the tax consolidation regime was transferred to PT Portugal and the Company was taxed on an individual basis.

Within income tax for the period, in addition to current tax, the effect of the deferred tax is also recognized, calculated based on the difference between the carrying amount of the assets and liabilities at a given time and the corresponding amount for tax purposes.

Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are only recognized when there is reasonable assurance that they may be used to reduce future taxable profit, or when there is an offset with deferred tax liabilities that are expectd to reverse in the same period. Deferred tax assets are reviewed at the date of the Consolidated Statement of Financial Position and are reduced when it is no longer probable that they will be used in the future.

Tax amounts, either in respect of current or deferred tax, resulting from transactions or events recognized directly in shareholders’ equity are recorded directly in those captions. The impact of changes in the tax rate is recognized in net income, except when it relates to items recognized directly in shareholders’ equity, in which case the impact is also recognized directly in shareholders’ equity.

q)        Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euro at the exchange rates prevailing at the time the transactions are made. At the date of the Consolidated Statement of Financial Position, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income. Exchange differences on non-monetary items, including goodwill, and on monetary items representing an extension of the related investment and where settlement is not expected in the foreseeable future, are recognized directly in shareholders’ equity under the caption “Cumulative foreign currency translation adjustments”, and included in the Consolidated Statement of Comprehensive Income.

The financial statements of subsidiaries operating in other countries are translated to Euro, using the following exchange rates:

•                  Assets and liabilities at exchange rates prevailing at the date of the Consolidated Statement of Financial Position;

•                  Profit and loss items at average exchange rates for the reported period;

•                  Cash flow items at average exchange rates for the reported period, where these rates approximate the effective exchange rates (and in the remaining cases, at the rate effective on the day the transaction occurred); and

•                  Share capital, reserves and retained earnings at historical exchange rates.

The effect of translation differences is recognised in shareholders’ equity under the caption “Cumulative foreign currency translation adjustments” and is included in the Consolidated Statement of Comprehensive Income. In accordance with IAS 21, when a reduction of Portugal Telecom’s investment in a foreign entity occurs, through the sale or reimbursement of share capital, the accumulated effect of translation differences is transferred to the Consolidated Income Statement, considering the proportion of the reduction occurred.

PT SGPS adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from “Foreign currency translation adjustments” to “Accumulated earnings”. As from 1 January 2004, the Group has been

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recognizing all translation adjustments directly in shareholders’ equity and therefore these amounts are transferred to net income only if and when the related investments are disposed off or there is a repayment of the investment made.

r)         Borrowing costs

Borrowing costs are recognized as an expense when they are incurred. The Group does not capitalize borrowing costs, even those related to loans to finance the acquisition, construction or production of an asset, when the construction period of the tangible and intangible assets is relatively short.

s)          Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows is prepared under IAS 7, using the direct method. PT SGPS classifies as “Cash and cash equivalents” all highly liquid investments, with original maturity of up to three months and an insignificant risk of change in fair value. The “Cash and cash equivalents” item presented in the Consolidated Statement of Cash Flows also includes overdrafts, classified in the Consolidated Statement of Financial Position under “Short-term debt”.

Cash flows are classified in the Consolidated Statement of Cash Flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include primarily collections from clients, payments to suppliers, payments to employees, payments relating to post retirement benefits and net payments relating to income taxes and indirect taxes. Cash flows from investing activities include primarily acquisitions and disposals of financial investments, dividends received from associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include primarily borrowings and repayments of debt, payments relating to interest and related expenses, acquisition of treasury shares and payments of dividends to shareholders.

Subsequent events (Note 44)

Events occurring after the date of the Consolidated Statement of Financial Position that could influence the value of the assets and liabilities existing on the date of said statement are considered when preparing the financial statements for the period. These events, if significant, are disclosed in the notes to the consolidated financial statements.

Judgments and estimates

When preparing the consolidated financial statements in accordance with IFRS, PT SGPS’s Board of Directors uses estimates and assumptions that affect the application of accounting policies and reported amounts. Estimates and judgments are continually evaluated and are based on experience and other factors, including expectations of future events that are believed to be probable under the circumstances on which the estimates are based, or as a result of new information or more experience. The main accounting estimates reflected in the consolidated financial statements are as follows:

(a)         Post-retirement benefits — The present value of post-retirement obligations is calculated based on actuarial methods, which use certain actuarial assumptions. Any changes in those assumptions will impact the carrying amount of the obligations.

(b)         Goodwill impairment analysis — PT SGPS tests goodwill annually to determine whether it is has suffered any impairment. The recoverable amounts of cash-generating units were determined based on the value-in-use method. The use of this method requires the estimate of future cash-flows expected arising from the operations of each cash generating unit, the choice of a growth rate to extrapolate the expected cash-flow projections and the estimate of a suitable discount rate for each cash generating unit.

(c)          Valuation of the investment in Oi — On May 5, 2014, the Company valued its new stake in Oi based on Oi’s reference share price in the capital increase on that date, having as of that date, appropriated its stake in Oi’s income using the equity method.

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Additionally, from September 8, 2014, onwards, the portion of the investment to be delivered within the scope of the Exchange Agreement was classified as a non-current asset held for sale and measured at fair value as of from the onwards.

(d)         Valuation and useful life of intangible and tangible assets — PT SGPS uses several assumptions in the estimates of future cash-flows resulting from intangible assets acquired as part of business acquisitions, and which include the estimate of future revenues, discount rates and useful life of such assets. PT SGPS also used estimates to determine the useful life of its property, plant and equipment (Note 3).

(e)          Recognition of provisions and adjustments — PT SGPS is party to various ongoing legal claims for which, based on the opinion of its legal advisors, a judgment was made to determine the recognition of a possible provision for these contingencies (Note 36). Adjustments for accounts receivable are calculated based primarily on the aging of the accounts receivable, the risk profile of the customers and their financial situation.  Regarding the provisions for other risks and costs concerning the impact of the Exchange agreement, the Company made the best estimate regarding the financial impact of the Exchange Contract entered into with Oi. Due to the short time frame, the company did not adjust the provision for time value of money.

(f)           Determination of the market value of revalued assets — PT SGPS uses the revaluation model to measure the carrying value of certain tangible asset classes. To determine the current value of the revalued assets, the Company used the replacement cost method in the case of the duct network and the market value in the case of the properties. These methods involved the use of certain assumptions related to the construction cost of the ducts and the use of specific indicators relevant to the real estate market, as explained in more detail in Note 30.

(g)        Deferred taxes — The Group recognizes and settles income taxes based on the results of operations calculated in accordance with the local corporate legislation, taking into consideration the provisions of the tax law, which are significantly different from the amounts calculated in accordance with the IFRS. In accordance with IAS 12, the company recognizes deferred tax assets and liabilities based on the difference between the carrying amount and the tax bases of the assets and liabilities. The Company periodically assesses the recoverability of deferred tax assets and recognizes an impairment loss whenever it is probable that these assets are not realizable, based on the historical information regarding taxable income, the projection of future taxable income, and the time estimated for the reversal of the temporary difference. These calculations require the use of estimates and assumptions and the use of different estimates and assumptions could result in the recognition of a provision for impairment losses for all or a significant portion of the deferred tax assets.

The estimates were determined based on the best information available during the preparation of the consolidated financial statements, however, situations may arise in subsequent periods which, not foreseeable at that time, were not taken into consideration in these estimates. In accordance with IAS 8, changes to estimates which occur after the reporting date of the consolidated financial statements are applied prospectively in net income.

4.                  Changes in accounting policies and estimates

Regulatory changes

During fiscal year 2014, PT SGPS has adopted the following standards issued by the International Accounting Standards Board (IASB) and approved by the European Union:

(a)         IAS 32 (amendment) (amendment) ‘Offsetting Financial Assets and Financial Liabilities’. This amendment is part of the IASB offsetting project which clarifies the meaning of “currently has a legally enforceable right to set-off”, and clarifies that some gross settlement systems (clearing houses) may be equivalent to net settlement. No material impact has resulted from the adoption of this revised standard.

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(b)         IAS 36 (amendment) ‘Recoverable amount disclosure for Non-financial assets’. This standard addresses the disclosure of information about the recoverable amount of impaired assets when based on fair value less cost to sell model. No material impact has resulted from the adoption of this revised standard.

(c)          IAS 39 (amendment) ‘Novation of derivatives and continuation of hedge accounting’. This amendment allow hedge accounting to continue in a situation where a derivative designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws and regulation, if specific conditions are met. No material impact has resulted from the adoption of this revised standard.

(d)         Amendments to IFRS 10, 12 and IAS 27 - ‘Investment entities’. This amendment defines an investment entity and introduces an exception from consolidation under IFRS 10, for the investment entities that qualify, for which all investments in subsidiaries are required to be measured at fair value through profit and loss under IAS 39. Specific disclosures requirements are included in IFRS 12. No material impact has resulted from the adoption of this revised standard.

The following standards, amendments to existing standards and interpretations have been published and are mandatory for the accounting periods beginning on or after 1 July 2014 or later periods, but that PT SGPS has not early adopted:

(a)         IAS 1 (amendment), ‘Disclosure initiative’ (effective for annual periods beginning on or after 1 January 2016). This amendment is still subject to endorsement by the European Union. This amendment provides guidance on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. Management is evaluating the impacts that might arise upon adoption of this revised standard

(b)         IAS 16 and IAS 38 (amendment), ‘Acceptable methods of depreciation and amortisation calculation’ (effective for annual periods beginning on or after 1 January 2016). This amendment is still subject to endorsement by the European Union. This amendment clarifies that the use of revenue-based methods to calculate the depreciation / amortization of an asset is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an asset. It shall be applied prospectively. PT SGPS does not estimate any material impact that may take place, due to the adoption of these revised standards.

(c)          IAS 16 and IAS 41 (Amendment), ‘Agriculture: bearer plants’ (effective for annual periods beginning on or after 1 January 2016). This amendment is still subject to endorsement by European Union. This amendment defines the concept of a bearer plant and removes it from the scope of IAS 41 — Agriculture, to the scope of IAS 16 — Property, plant and equipment, with the consequential impact on measurement. However, the produce growing on bearer plants will remain within the scope of IAS 41 - Agriculture. PT SGPS does not estimate any impact that may take place, due to the adoption of these revised standards.

(d)         IAS 19 (amendment), ‘Defined benefit plans — Employee contributions’ (effective for annual periods beginning on or after 1 July 2014). This amendment is still subject to endorsement by European Union. This amendment apply to contributions from employees or third parties to defined benefit plans and aims to simplify the accounting when contributions are independent of the number of years of service. PT SGPS does not estimate any impact that may take place, due to the adoption of this revised standard.

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(e)          IAS 27 (amendment), ‘Equity method in separate financial statements’ (effective for annual periods beginning on or after 1 January 2016). This amendment is still subject to endorsement by European Union. This amendment allows entities to use equity method to measure investments in subsidiaries, joint ventures and associates in separate financial statements. This amendment applies retrospectively. PT SGPS does not estimate any impact that may take place, due to the adoption of this revised standard.

(f)           Amendments to IFRS 10 and IAS 28, Sale or contribution of assets between investor and its Associate or Joint venture’ (effective for annual periods beginning on or after 1 January 2016).This amendment is still subject to endorsement by European Union. This amendment clarifies that the sale or contribution of assets between an investor and its associate or joint venture, entitles the investor to recognise a full gain or loss when the assets transferred constitute a business, and only a partial gain or loss (in the share owned by third parties) when it does not constitute a business. Management is evaluating the impacts that might arise upon adoption of these revised standards.

(g)         Amendments to IFRS 10, 12 and IAS 28, ‘Investment entities: applying consolidation exception’’ (effective for annual periods beginning on or after 1 January 2016). This amendment is still subject to endorsement by European Union. This amendment clarifies that the exemption from the obligation to prepare consolidated financial statements by investment entities apply to an intermediate parent which is a subsidiary of an investment entity. The policy choice to apply equity method, under IAS 28, is extended to an entity, which is not an investment entity, but has an interest in an associate or joint venture which is an investment entity. PT SGPS does not estimate any impact that may take place, due to the adoption of these revised standards.

.

(h)         IFRS 11 (Amendment), ‘Accounting for the acquisitions of interests in joint operations (effective for annual periods beginning on or after 1 January 2016). This amendment is still subject to endorsement by European Union. This amendment adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business, being applied the principles of IFRS 3 — Business combinations. PT SGPS does not estimate any impact that may take place, due to the adoption of this revised standard.

(i)            Improvements to standards 2010 - 2012, (generally effective for annual periods beginning on or after 1 July 2014). These improvements are still subject to endorsement by European Union. The 2010-2012 annual improvements affects: IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38. Management is evaluating the impacts that might arise upon adoption of these revised standards.

(j)            Improvements to standards 2011 - 2013, (effective in European Union for annual periods beginning on or after 1 January 2015). The 2011-2013 annual improvements affects: IFRS 1, IFRS 3, IFRS 13 and IAS 40. Management is evaluating the impacts that might arise upon adoption of these revised standards.

(k)         Improvements to standards 2012 - 2014, (effective for annual periods beginning on or after 1 January 2016). These improvements are still subject to endorsement by European Union. The 2012-2014 annual improvements affects: IFRS 5, IFRS 7, IAS 19 and IAS 34. Management is evaluating the impacts that might arise upon adoption of these revised standards.

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(l)            IFRS 9 (new), ‘Financial instruments’ (effective for annual periods beginning on or after 1 January 2018). This standard is still subject to endorsement by European Union. IFRS 9 replaces the guidance in IAS 39, regarding: (i) the classification and measurement of financial assets and liabilities; (ii) the recognition of credit impairment (through the expected credit losses model); and (iii) the hedge accounting requirements and recognition. Management is evaluating the impacts that might arise upon adoption of this new standard.

(m)     IFRS 14 (new), ‘Regulatory deferral accounts’ (effective for annual periods beginning on or after 1 January 2016). This standard is still subject to endorsement by European Union. This standard permits first—time adopters to continue to recognise amounts related to rate regulation in accordance with their previous GAAP requirements when they adopt IFRS. However, to enhance comparability with entities that already apply IFRS and do not recognise regulatory assets / liabilities, the referred amounts must be presented separately in the financial statements. PT SGPS does not estimate any impact that may take place, due to the adoption of this new standard.

(n)         IFRS 15 (new), ‘Revenue from contracts with customers’ (effective for annual periods beginning on or after 1 January 2017). This standard is still subject to endorsement by European Union. This new standard, applies only to contracts with customers to provide goods or services, and requires an entity to recognise revenue when the contractual obligation to deliver the goods or services is satisfied and by the amount that reflects the consideration the entity is expected to be entitled to, following a five step approach.  Management is evaluating the impacts that might arise upon adoption of this new standard.

(o)         IFRIC 21 (new), IFRIC 21 (new), ‘Levies’ (effective for annual periods beginning on or after 17 June 2014). Interpretation to IAS 37 and the recognition of a liability, clarifying that the obligation event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment. Management is evaluating the impacts that might arise upon adoption of this new interpretation.

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Changes due to the presentation of discontinued operations

The Company restated the Consolidated Statements of Profit and Loss and Cash Flows for the year ended December 31, 2013 by presenting the revenues, costs and cash flows of the businesses contributed to the Oi capital increase as discontinued operations, in accordance with Note 1 above. The impacts of this restatement are as follows:

Consolidated Income Statement for the year ended 31 December 2013	Euro

	Prior to restatement	Discontinued operations	Restated statement
Total revenues	2,911,182,896	(2,911,182,896)	—
Costs, losses and (income)
Wages and salaries	399,282,587	(387,354,870)	11,927,717
Direct costs	458,795,641	(458,795,641)	—
Commercial costs	203,289,558	(203,289,558)	—
Supplies, external services and other expenses	619,296,236	(616,076,345)	3,219,891
Indirect taxes	42,304,690	(39,370,275)	2,934,415
Provisions and adjustments	25,828,265	(26,638,892)	(810,627)
Depreciation and amortisation	726,275,626	(726,038,337)	237,289
Post retirement benefits costs	40,462,686	(40,462,686)	—
Curtailment costs	127,052,643	(127,052,643)	—
Losses (gains) on disposal of fixed assets, net	(3,356,327)	3,335,037	(21,290)
Other operating expenses, net	(73,441,554)	(51,429,590)	(124,871,144)
Income before financial results and taxes	345,392,845	(238,009,096)	107,383,749
Net interest expenses	257,423,261	(275,968,502)	(18,545,241)
Equity in losses of joint ventures	2,185,679	4,613,734	6,799,413
Equity in earnings of associated companies, net	(442,783,587)	442,783,587	—
Net other financial losses	78,568,998	(65,532,606)	13,036,392
Income taxes	62,021,888	(66,394,767)	(4,372,879)
Net income from continuing operations	387,976,606	(277,510,541)	110,466,065
Net income from discontinued operations	—	277,510,541	277,510,541
Net income	387,976,606	—	387,976,606
Attributable to non-controlling interests	56,995,651	—	56,995,651
Attributable to equity holders of the parent	330,980,955	—	330,980,955
Earnings per share attributable to the equity holders of the parent
Basic	0.39	—	0.39
Diluted	0.39	—	0.39

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Consolidated Statement of Cash Flows for the year ended 31 December 2013	Euro

	Prior to restatement	Discontinued operations	Restated statement
OPERATING ACTIVITIES
Collections from clients	3,317,859,907	(3,317,859,907)	—
Payments to suppliers	(1,547,741,993)	1,542,971,347	(4,770,646)
Payments to employees	(448,235,543)	440,350,364	(7,885,179)
Payments relating to income taxes	(61,007,316)	46,600,354	(14,406,962)
Payments relating to post retirement benefits, net	(181,646,357)	181,646,357	—
Payments relating to indirect taxes and other	(225,555,115)	221,580,289	(3,974,826)
Cash flows from operating activities from continuing operations	853,673,583	(884,711,196)	(31,037,613)
Cash flows from operating activities from discontinued operations	—	884,711,196	884,711,196
Cash flows from operating activities (1)	853,673,583	—	853,673,583

INVESTING ACTIVITIES
Short-term financial applications	(316,661,421)	242,244,494	(74,416,927)
Interest and related income	336,548,455	(314,310,218)	22,238,237
Dividends	8,136,535	78,345,469	86,482,004
Financial investments	132,716,324	(132,606,914)	109,410
Tangible and intangible assets	(508,495,310)	508,540,380	45,070
Other investing activities	(16,364,735)	364,735	(16,000,000)
Cash flows from investing activities related to continuing operations	(364,120,152)	382,577,946	18,457,794
Cash flows from investing activities related to discontinued operations	—	(382,577,946)	(382,577,946)
Cash flows from investing activities (2)	(364,120,152)	—	(364,120,152)

FINANCING ACTIVITIES
Loans obtained	(40,600,037)	40,600,037	—
Loans repaid	—	—	—
Interest and related expenses	(409,619,877)	407,289,895	(2,329,982)
Dividends	(316,148,213)	31,489,650	(284,658,563)
Subsidies	1,671,740	(1,671,740)	—
Other financing activities	27,922	(27,922)	—
Cash flows from financing activities related to continuing operations	(764,668,465)	477,679,920	(286,988,545)
Cash flows from financing activities related to discontinued operations	—	(477,679,920)	(477,679,920)
Cash flows from financing activities (3)	(764,668,465)	—	(764,668,465)

Cash and cash equivalents at the beginning of the period	1,988,797,138	—	1,988,797,138
Change in cash and cash equivalents (4)=(1)+(2)+(3)	(275,115,034)	—	(275,115,034)
Effect of exchange differences	(54,731,590)	—	(54,731,590)
Cash and cash equivalents at the end of the period	1,658,950,514	—	1,658,950,514

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5.                            Exchange rates used in the translation of financial statements denominated in foreign currency

As at December 31, 2014 and 2013, assets and liabilities denominated in the main foreign currencies were translated to euros using the following exchange rates to the Euro:

Currency	31 Dec 2014	31 Dec 2013
Real	3.2207	3.2576
USD	1.2141	1.3791

During the years 2014 and 2013, income statements and cash flows of subsidiaries, associated companies and joint ventures expressed in foreign currency were translated to euros using the following average exchange rates:

Currency	2014	2013
Real	3.1211	2.8685
USD	1.3285	1.3281

6.                            Wages and salaries

The composition of this caption in 2014 and 2013 is as follows:

Euro

	2014	2013

Fixed and variable remuneration (i)	(7,856,336)	11,209,159
Social security	1,949,060	584,238
Health care benefits related to active employees	30,706	26,531
Training	11,213	10,960
Other	66,532	96,829
	(5,798,825)	11,927,717

(i)                 The negative expense of this caption in 2014 mainly reflects the revised estimate for compensation to be paid, and as such, PT SGPS partially reversed part of the accrual booked in prior years.

7.                            Supplies, external services and other expenses

The composition of this caption in the 2014 and 2013 financial years is as follows:

Euro

	2014	2013

Specialized work (i)	22,544,144	2,146,696
Insurance	2,399,783	493,850
Travelling	366,983	245,994
Operating leases	355,652	341
Other	560,998	333,010
	26,227,560	3,219,891

(ii)              The increase in expenses in 2014 mainly reflects legal and financial consulting fees incurred in the context of the business combination between PT SGPS and Oi.

8.                            Indirect taxes

The composition of this caption in 2014 and 2013 is as follows:

Euro

	2014	2013

Value added tax	6,312,012	2,765,080
Other	59,310	169,335
	6,371,322	2,934,415

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(i)                 The increase in this caption is mainly due to non-deductible Value Added Tax (“IVA”) relating to legal and financial consulting fees (Note 7).

9.                            Net other gains

In 2014 and 2013, net other gains amounted to Euro 979,372 and Euro124,871,144 respectively. In 2013, this caption includes a gain resulting from the settlement of contractual obligations related to the acquisition of the investment in Oi in 2011 in the amount of Euro 16 million, for a lower amount than initially booked.

10.                     Net interest income

The composition of this caption in 2014 and 2013 is as follows:

Euro

	2014	2013
Interest expense
Related to loans obtained and financial instruments	525,466	2,301,137
Interest income
Related to cash and cash equivalents	(11,576,780)	(18,706,515)
Other	(621,077)	(2,139,863)
	(11,672,391)	(18,545,241)

11.                     Net other financial expenses

The composition of this caption in 2014 and 2013 is as follows:

Euro

	2014	2013

Bank commissions and expenses	2,146,049	6,564,054
Other (i)	36,848,159	3,450,600
	38,994,208	10,014,653

(i)                                     In the 2014 financial year, this caption includes (1) a provision amounting Euro 27 million (Note 36) related to the financial impact of the Exchange Agreement entered into with Oi and (2)  the financial expenses incurred with the business combination with Oi, namely, tax on financial transactions (IOF) paid in Brazil arising from the transfer of funds from Portugal.

12.                     Taxes and rates

12.1. Classification

In 2013, companies located in mainland Portugal were subject to Corporate Income Tax at a base rate of 25%, with an additional (1) Municipal Surtax of up to 1.5% levied on taxable income, and (2) a State Surtax of 3.0% levied on taxable profit between Euro 1.5 million and Euro 7.5 million (Euro 10 million in 2012) and of 5.0% levied on taxable profit in excess of Euro 7.5 million (Euro 10 million in 2012), resulting in a maximum aggregate tax rate of approximately 31.5%, for taxable profit in excess of Euro 7.5 million.

In 2014, companies located in mainland Portugal were subject to Corporate Income Tax at a base rate of 23%, with an additional (1) Municipal Surtax of up to 1.5% levied on taxable income, and (2) a State Surtax of 3.0% levied on taxable profit between Euro 1.5 million and Euro 7.5 million, of 5.0% levied on taxable profit between Euro 7.5 million and Euro 35 million, and of 7.0% levied on taxable profit in excess of Euro 35 million, resulting in a maximum aggregate tax rate of approximately 31.5%, for taxable profit in excess of Euro 35 million.

As of January 1, 2015, following a change in legislation approved in December 2014 which reduced the base rate by 2.0%, companies located in mainland Portugal were subject to Corporate Income Tax at a base rate of 21%, with an additional (1) Municipal Surtax of up to 1.5% levied on taxable income, and (2) a State Surtax of 3.0% levied on taxable profit between Euro 1.5 million and Euro 7.5 million, of

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5.0% levied on taxable profit between Euro 7.5 million and Euro 35 million, and of 7.0% levied on taxable profit in excess of Euro 35 million, resulting in a maximum aggregate tax rate of approximately 29.5%, for taxable profit in excess of Euro 35 million.

When calculating taxable income to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from book entries.

12.2.                     Deferred Taxes

The composition and movement in deferred tax assets and liabilities during the years ended December 31, 2014 and 2013 are as follows:

Euro

			Increases and reductions
	Balance 31 Dec 2013	Changes in the consolidation perimeter (i)	Net income (ii)	Other reserves and accumulated earnings (iii)	Transfers and other movements	Balance 31 Dec 2014
Deferred tax assets
Post-retirement benefits	288,222,361	(278,443,383)	(3,261,862)	(6,520,475)	3,359	—
Tax losses carryforward	208,913,360	(568,413)	(208,418,368)	—	73,421	—
Provisions and adjustments	55,852,067	(54,216,003)	(63,007)	—	(1,573,057)	—
Financial instruments	767,953	—	(712,450)	—	(55,503)	—
Other	11,139,177	(8,504,219)	(2,213,539)	—	(421,419)	—
	564,894,918	(341,732,018)	(214,669,226)	(6,520,475)	(1,973,199)	—
Deferred tax liabilities
Revaluation of fixed assets	148,113,148	(148,113,148)	—	—	—	—
Gains on disposals of investments	490,381	(490,381)	—	—	—	—
Financial instruments	13,143,452	—	—	—	(13,143,452)	—
Other	82,077,712	(81,109,129)	(1,397,703)	—	429,120	—
	243,824,693	(229,712,658)	(1,397,703)	—	(12,714,332)	—
		(112,019,360)	(213,271,523)	(6,520,475)	10,741,133

(i)

This caption mainly concerns deferred tax assets and liabilities of the businesses contribuded in kind by PT SGPS to Oi in the capital increase realized by Oi on May 5, 2014. After that date, these deferred tax assets and liabilities were no longer consolidated.

(ii)

Increases and reductions in deferred tax assets and liabilities registared in net income include Euro 1.6 million in respect of to continuing operations and Euro 211.7 million included in the profit and loss of discontinued operations. This last amount reflects primarily the write-off of deferred tax assets in respect of tax losses in the amount of Euro 208 million, as a result of the discontinuation of businesses in Portugal that carried those tax losses (Note 1).

(iii)

Increases and reductions in deferred tax assets and liabilities recorded through other reserves and accumulated earnings reflect primarily the tax effects on the actuarial gains recognized in the period between January 1 and April 30, 2014.

Euro

		Increases and reductions		Change in tax rate (iii)
	Balance 31 Dec 2012	Net income (i)	Other reserves and accumulated earnings (ii)	Net income (i)	Other reserves and accumulated earnings (ii)	Foreign currency translation adjustments (iv)	Transfers and other movements	Balance 31 Dec 2013
Deferred tax assets
Post-retirement benefits	282,575,908	(4,329,497)	34,979,436	(11,356,545)	(13,548,178)	—	(98,763)	288,222,361
Tax losses carryforward (v)	194,508,970	32,527,726	—	(18,123,336)	—	—	—	208,913,360
Provisions and adjustments	69,034,645	(11,867,267)	—	(1,803,423)	—	22,326	465,786	55,852,067
Financial instruments	2,267,475	(793,571)	(634,984)	(66,779)	—	—	(4,188)	767,953
Other	12,013,814	(488,250)	—	(725,126)	—	2,506	336,233	11,139,177
	560,400,812	15,049,141	34,344,452	(32,075,209)	(13,548,178)	24,832	699,068	564,894,918
Deferred tax liabilities
Revaluation of fixed assets	171,526,102	(10,526,934)	—	—	(12,879,404)	—	(6,616)	148,113,148
Gains on disposals of investments	1,053,237	(520,215)	—	(42,642)	—	—	1	490,381
Financial instruments	14,286,361	—	—	—	(1,142,909)	—	—	13,143,452
Other (vi)	83,525,446	357,042	—	(418,379)	—	(7,580,323)	6,193,926	82,077,712
	270,391,146	(10,690,107)	—	(461,021)	(14,022,313)	(7,580,323)	6,187,311	243,824,693
		25,739,248	34,344,452	(31,614,188)	474,135	7,605,155	(5,488,243)

(i)

The variations in deferred tax assets and liabilities registered in through net income include costs of Euro 2.8 million and Euro 3.1 million in respect of the continuing and discontinued operations, respectively.

(ii)

Increases and reductions in deferred tax assets and liabilities registered in through other reserves and accumulated earnings mainly reflect the tax effects on net actuarial losses recognized in the period, revaluation reserves and losses in respect of under cash-flow hedges in the amounts of Euro 21,431,258, Euro 12,879,404 and Euro 507,925, respectively.

(iii)	This caption mainly includes the impact of the decrease in the statutory tax rate applicable in Portugal as of 2014, as mentioned above.

(iv)	Foreign currency translation adjustments relate mainly to the impact of the depreciation of the Namibian Dollar against the Euro.

(v)

This caption corresponds to PT SGPS’s reportable tax losses that were generated in 2011, 2012 and 2013 and had a maturity of four years for the tax losses generated in 2011 and five years for the tax losses generated in 2012 and 2013. In 2014, as mentioned above, the Company derecognized these deferred tax assets as a result of the discontinuation of businesses in Portugal that carried those tax losses.

(vi)	Other deferred tax liabilities as at December 31, 2013 mainly include the tax effect on unpaid dividends from associated companies, in the amount of Euro 62 million.

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12.3. Reconciliation of income tax

The reconciliation between the nominal and the effective income tax rate for the years 2014 and 2013 is as follows:

Euro

	2014	2013

Income before taxes	(795,231,136)	106,093,185
Statutory tax rate	23.0%	25.0%
	(182,903,161)	26,523,296
Difference in tax rates (i)	(304,172)	1,247,944
Permanent differences (ii)	176,814,764	(31,800,147)
Adjustments to the income taxes of previous years (iii)	(28,876,991)	(1,632,296)
Other	(66,913)	1,288,324
	(35,336,473)	(4,372,879)
Income tax
Income tax-current	(36,943,543)	(7,175,371)
Deferred taxes	1,607,070	2,802,492
	(35,336,473)	(4,372,879)

(i)                 This caption corresponds to the impact of the difference between the statutory tax rate applicable in Portugal and the tax rate applicable to Bratel Brasil, the earnings of which are taxed at a rate of 34%.

(ii)              In 2014, this caption is related to the Company’s interest in the losses of joint ventures recognized using the equity method, losses on financial assets and other investments, and provision for the financial impact of the Exchange Agreement entered into by PT SGPS and Oi. In 2013, this caption reflects the non-taxable gain related to the settlement of contractual obligations assumed within the scope of the acquisition of the investments in Oi (Note 9). This effect is partially offset by the non-deductible losses from joint ventures.

(iii)           This caption includes corrections to the estimate of income tax from previous periods and the strengthening or reversal of provisions for tax contingencies in respect of income tax. In 2014, this caption mainly includes the reversals of provisions for tax contingencies in respect of income tax in the amount of Euro 27 million (Note 36), resulting from the agreement entered into with Oi and in which Oi assumes all tax contingencies that arose prior to May 5, 2014, applicable to the tax contingencies related to PT Portugal and its subsidiaries and to the tax contingencies directly related to PT SGPS provided they arose before said date.

13.                     Discontinued operations

As mentioned in Note 1, on May 5, 2014, PT SGPS contributed with the majority of its businesses to the Oi capital increase. Consequently, the revenues and costs of these businesses in the period between January 1 and May 5, 2014 and in the year ended December 31, 2013 are presented in the caption “Income from discontinued operations”. Additionally, this caption also includes the gains recorded within the context of said contribution of these businesses in the Oi capital increase, as explained in Note 1. The composition of this caption is as follows:

Euro

	2014	2013
PT Assets to Oi’s share capital increase in exchange for an additional interest in Oi (Note 1)	698,529,871	—
Net income before non-controlling interests of businesses contributed to Oi share capital increase (i)	(227,871,261)	277,510,541
Net income from discontinued operations	470,658,610	277,510,541

(i)                 This caption corresponds to the net income before the non-controlling interests of the businesses contributed to the Oi capital increase between January 1 and May 5, 2014 and in the year ended December 31, 2013. The composition of this caption is presented in the table below.

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The composition of net income before non-controlling interests of the businesses contributed to the Oi capital increase between January 1 and May 5, 2014 and in the year ended December 31, 2013 is as follows:

Euro

	2014	2013
Operating revenues	945,500,482	2,911,182,896
Operating costs	834,880,672	2,673,173,801
Income (loss) before financial results and taxes	110,619,810	238,009,095
Financial gains (losses) (i)	(85,640,238)	105,896,214
Income before income taxes	24,979,572	343,905,309
Provision for income taxes (ii)	(252,850,833)	(66,394,767)
Net income (loss) before non-controlling interests of businesses contributed to Oi share capital increase	(227,871,261)	277,510,541

(i)                 In the year ended December 31, 2013, this caption includes a gain of Euro 310 million related to the disposal of the investment in CTM completed in June 2013.

(ii)              In the period between January 1 and May 5, 2014, as mentioned in Note 12, this caption includes a loss of Euro 208 million relative to the write-off of deferred tax assets in respect of tax losses as a result of the discontinuation of the businesses that justified the recognition of these tax losses under the tax consolidation regime.

The cash flows of the businesses contributed to the Oi capital increase were also presented in specific captions of discontinued operations. The cash flows of discontinued operations between January 1 and May 5, 2014, and in the year ended December 31, 2013 were as follows:

Euro

	2014	2013
Operating activities (i)	158,484,843	884,711,196
Investing activities (ii)	(241,193,564)	(382,577,946)
Financing activities (iii)	467,018,223	(477,679,920)
	384,309,502	24,453,330

(i)                 The cash flows from discontinued operations in 2014 correspond to the period between January 1 and May 5, 2014, compared to the cash flows for all of the 2013 financial year, which explains the lower cash flows from operating activities.

(ii)              The variation in the cash flows from investing activities also reflects a fewer months for the same flows in 2014, and less payments in respect of investments in tangible and intangible assets, which benefit from the significant investments made in previous years in the FTTH and 4G-LTE networks. These effects were partially offset by the amount obtained in June 2013 for the disposal of the investment in CTM (Euro 336 million).

(iii)           In the period between January 1 and May 5, 2014, this caption mainly reflects the cash inflows deriving from the increase in amounts due in relating to the commercial paper programs, as mentioned in Note 32. This effect was partially offset by the interest paid during this period given that the total consolidated gross debt was transferred to Oi in the capital increase. In the year 2013, this caption includes (1) payments related to interest and similar expenses, in the total amount of approximately Euro 407 million (2) payments of dividends to non-controlling interests of the discontinued companies, in the total amount of approximately Euro 31 million, and (3) repayment of loans, net of inflows from new loans, in the total amount of approximately Euro 41 million. The variation in this caption reflects the inflows in 2014 from the increase in amounts due under the commercial paper programs, as mentioned in Note 32 given that the total gross debt had a significantly lower variation in the 2013 financial year.

14.           Non-controlling interests

During 2014 and 2013, the movements in non-controlling interests were as follows:

Euro

	Balance 31 Dec 2013	Acquisitions (disposals) and share capital increases (reductions)(i)	Net income	Dividends	Currency translation adjustments	Other movements	Balance 31 Dec 2014

Africatel	109,555,793	(113,741,403)	4,931,973	—	(2,196,361)	1,449,998	—
MTC	48,951,581	(56,024,238)	7,194,083	—	(121,425)	(1)	—
Cabo Verde Telecom	36,754,784	(37,981,629)	1,229,213	—	—	(2,368)	—
Timor Telecom	12,535,395	(12,180,687)	(304,074)	—	(50,634)	—	—
CST	8,401,954	(8,291,784)	(110,170)	—	—	—	—
TPT	3,795,842	(3,687,024)	(93,621)	—	—	(15,197)	—
LTM	2,053,265	(2,431,417)	443,630	—	(65,478)	—	—
Kenya Postel Directories	631,239	(380,456)	56,105	(101,991)	(6,888)	(198,009)	—
Previsão	448,895	(451,000)	2,105	—	—	—	—
Other	2,366,990	(2,560,162)	205,140	—	(11,967)	(1)	—
	225,495,738	(237,729,800)	13,554,384	(101,991)	(2,452,753)	1,234,422	—

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(i)        This caption is related to the non-controlling interests as at May 5, 2014, for discontinued businesses that were contributed in the Oi capital increase.

Euro

	Balance 31 Dec 2012	Acquisitions (disposals) and share capital increases (reductions)	Net income	Dividends	Currency translation adjustments (i)	Other movements	Balance 31 Dec 2013

Africatel	103,877,972	—	26,048,702	(6,250,000)	(12,307,788)	(1,813,093)	109,555,793
MTC	63,270,388	—	22,283,773	(20,261,551)	(16,341,029)	—	48,951,581
Cabo Verde Telecom	36,373,081	—	3,708,162	(3,326,459)	—	—	36,754,784
Timor Telecom	11,202,237	(792,784)	2,691,725	—	(584,476)	18,693	12,535,395
CST	8,392,468	—	9,486	—	—	—	8,401,954
TPT	3,328,307	—	786,583	(154,000)	—	(165,048)	3,795,842
LTM	2,181,095	—	1,340,361	(1,334,025)	(134,165)	(1)	2,053,265
Kenya Postel Directories	1,260,836	—	(290,961)	(382,718)	(38,246)	82,328	631,239
Previsão	393,901	—	53,807	—	—	1,187	448,895
Other	2,394,061	—	364,013	(276,510)	(114,574)	—	2,366,990
	232,674,346	(792,784)	56,995,651	(31,985,263)	(29,520,278)	(1,875,934)	225,495,738

(i)        Foreign currency translation adjustments are mainly related to the impact of the depreciation of the Namibian Dollar and US Dollar against the Euro.

15.           Earnings per share

Earnings per share for the years 2014 and 2013 were calculated as follows:

Euro

		2014	2013

Income (loss) from continuing operations	(1)	(759,894,663)	110,466,065
Income from discontinued operations, net of non-controlling interests	(2)	457,104,226	220,514,890
Net income attributable to equity holders of the parent	(3)	(302,790,437)	330,980,955
Financial costs related to exchangeable bonds (net of tax) (i)	(4)	10,866,947	30,807,282
Net income considered in the computation of the diluted earnings per share	(5)	(291,923,490)	361,788,237
Weighted average common shares outstanding in the period (ii)	(6)	868,759,659	855,053,670
Effect of the exchangeable bonds (i)		28,827,084	84,175,084
	(7)	897,586,743	939,228,754

Earnings per share from continuing operations
Basic	(1)/(6)	(0.87)	0.13
Diluted	[(1)+(4)]/(7)	(0.87)	0.13
Earnings per share from discontinued operations, net of non-controlling interests
Basic	(2)/(6)	0.53	0.26
Diluted	(2)/(7)	0.51	0.23
Earnings per share attributable to equity holders of the parent
Basic	(3)/(6)	(0.35)	0.39
Diluted	(5)/(7)	(0.35)	0.39

(i)

The dilutive effects correspond to the impact of convertible bond loans issued in August 2007, applicable up to May 5, 2014, which is the date on which these loans were transferred to PT Portugal in the context of the Oi capital increase.

(ii)

Weighted average shares outstanding were computed considering the 896,512,500 shares issued adjusted for (1) 20,640,000 treasury shares, applicable for all periods presented, and (2) PT SGPS’s stake in its own shares that were acquired by Telemar Norte Leste in 2011 and 2012, under the strategic partnership between PT SGPS and Oi. As at May 5, 2014, following the Oi capital increase, the Company derecognized these treasury shares indirectly held through its investment in Oi.

16.           Dividends

On April 19, 2013, the Annual Shareholders’ Meeting of PT SGPS approved the Board of Directors’ proposal to distribute a dividend of 32.5 cents Euro per share, which was paid on May 17, 2013, in the total amount of Euro 284,658,563 in respect of 875,872,500 shares, which includes Euro 6,774,270 paid to Telemar Norte Leste relating to 89,651,250 PT SGPS shares held by this entity, resulting in a net impact on shareholders’ equity of Euro 277,884,293.

On April 30, 2014, the Annual Shareholders’ Meeting of PT SGPS approved the Board of Directors’ proposal to distribute a dividend of 10.0 cents Euro per share, which was paid on May 30, 2014, in the total amount of Euro 87,587,250 in respect of 875,872,500 shares, which

79

includes Euro 2,076,949 paid to Telemar Norte Leste in relating to 89,651,205 PT SGPS shares held by this entity, resulting in a net impact on shareholders’ equity of Euro 85,510,302.

The cash amounts mentioned above correspond to the unitary dividend paid considering the 896,512,500 issued shares adjusted by 20,640,000 treasury shares.

17.           Short-term investments

The amounts included in this caption were transferred to Oi on May 5, 2014, in the context of the Oi capital increase (Note 1). As at December 31, 2013, the composition of this caption was as follows:

Euro

2013

Debt securities (i)	750,000,000
Debentures (ii)	161,820,445
Other short-term investments	2,308,312
914,128,757

(i)

As aof December 31, 2013,. this caption includes debt securities issued by the company Espírito Santo International in the following amounts: (a) 500 million euros subscribed by PT Finance on November 8, 2013, which were settled on their maturity date of February 10, 2014 for their principal amount plus accrued interest; (B) 200 million subscribed by PT SGPS on October 29, 2013, which were settled on their maturity date of January 29, 2014 for their principal amount plus accrued interest; and (c) 50 million subscribed by PT Finance on November 20, 2013, which were settled for their principal amount plus accrued interest on their maturity date of February 20, 2014. These repayments were classified as inflows from investing activities of discontinued operations. Repayments were reinvested in debt securities issued by Rio Forte, as described in Note 1 and Note 42, in the total amount of Euro 897 million that were transferred to Oi on May 5, 2014.

(ii)

On December 31, 2013, debentures in the approximate amount of Euro 162 million were issued by Brazilian financial institutions and were subscribed by Brazilian subsidiaries of PT SGPS. These debentures had high liquidity and a credit risk similar to that of the financial institution. Up to May 5, 2014, the debentures included in this caption were repaid and the amounts obtained from the repayment of these investments, plus the amount obtained in the Bratel Brasil and in PTB2 capital increase realized by Bratel BV, were used by these entities for the subscription of convertible debentures issued by controlling shareholders of Oi, as explained in Note 1.

18.           Accounts receivable — Trade

The amounts included in this caption were transferred to Oi on May 5, 2014, in the context of the Oi capital increase (Note 1). As at December 31, 2013, this caption has the following composition:

Euro

31 Dec 2013
Accounts receivable - trade:
Accounts receivable from customers	878,013,992
Unbilled revenues (i)	122,248,587
Sub-total	1,000,262,579
Adjustments for doubtful accounts receivable - trade	(237,326,106)
762,936,473

(i)             As at December 31, 2013, this caption included revenues not yet billed to Fundação das Comunicações Móveis in the total amount of Euro 56 million, which related mainly to 2010 and previous years. The remaining amounts included under this caption are mainly in respect of revenues recorded in 2013 but only billed in 2014.

80

19.           Accounts receivable — Others

Most of the amounts included in this caption were transferred to Oi on May 5, 2014, in the context of the Oi capital increase (Note 1). As at December 31, 2014 and 2013, this caption has the following composition:

Euro

	31 Dec 2014	31 Dec 2013
Current accounts receivable - other
Receivables from related parties (i)	8,137,404	234,818,369
Advances to suppliers	15,612	17,525,855
Accrued interest income	27,973	7,278,309
Other (ii)	155,275	158,062,517
Sub-total	8,336,265	417,685,050
Adjustments for other current accounts receivable	(8,268,835)	(11,233,554)
	67,430	406,451,496

(i)

As at December 31, 2013, this caption mainly included dividends receivable from the associated company Unitel (Note 41). As at December 31, 2014, this caption mainly comprises a receivables from PT Brazil were that is totally provisioning.

(ii)

As at December 31, 2013, this caption includes the recognition in 2013 of the estimated net compensation receivable by PT SGPS for the costs of the universal service supported in previous years in accordance with the Concession Agreement. On that same date, this caption also included amounts receivable relevant to compensation for the negative margin supported by PT Comunicações for the provision of the universal service since January 1, 2007.

20.           Inventories

The amounts included in this caption were transferred to Oi on May 5, 2014, in the context of the Oi capital increase (Note 1). As at December 31, 2013, this caption has the following composition:

Euro

31 Dec 2013

Merchandise (i)	82,657,026
Raw materials and consumables	31,308,018
Work in progress	1,751,563
Sub-total	115,716,607
Adjustments for obsolete and slow-moving inventories	(29,843,659)
85,872,948

(i)        As at December 31, 2013, this caption mainly included mobile terminal equipments and fixed telephones, modems (ADSL Internet access) and set-top boxes from the telecommunications business in Portugal.

21.          Taxes receivable and payable

Most of the amounts included under this item were transferred to Oi on May 5, 2014, as part of the capital increase carried out by this entity (Note 1). On December 31, 2014 and 2013, this item appears as:

Euro

	31 Dec 2014		31 Dec 2013
	Receivable	Payable	Receivable	Payable
Current taxes
Value-added tax	—	183,628	14,869,413	41,104,614
Income taxes	325,565	4,898,787	51,905,644	2,165,427
Personnel income tax witholdings	—	153,738	—	9,330,374
Social Security Contributions	—	110,195	—	10,828,681
Other	2,358	—	296,235	2,611,168
	327,923	5,346,348	67,071,292	66,040,264
Taxes in foreign countries	5,808,012	9,666	3,861,167	14,067,678
	6,135,935	5,356,014	70,932,459	80,107,942
Non-current taxes
Taxes in foreign countries	3,440	38,593	24,739	—

81

22.           Pre-paid expenses

Most of the amounts included under this item were transferred to Oi on May 5, 2014, as part of the capital increase carried out by this entity (Note 1). On December 31, 2014 and 2013, this balance comprises:

Euro

	31 Dec 2014	31 Dec 2013

Interest paid in advance	—	29,563,928
Marketing and publicity expenses paid in advance	—	6,370,358
Direct costs	—	5,841,850
Rentals	—	6,035,233
Maintenance and repairs	—	3,290,448
Telephone directories	—	2,918,237
Other	11,997	11,224,050
	11,997	65,244,104

23.           Other current and non-current assets

The amounts included under this item were transferred to Oi on May 5, 2014, as part of the capital increase carried out by this entity (Note 1). On December 31, 2013, other current and non-current assets amounted to 3,985,415 and 594,998 euros, respectively, and mainly included judicial deposits in respect of PT Brasil, which related to lawsuits whose risk of loss was considered likely, possible or unlikely based on the judicial authorities’ ruling adjusted according to the rate of inflation.

24.           Non-current assets held for sale

As at December 31, 2014, this item amounted to Euro 388 million and corresponds to the fair value of the Oi shares delivered on March 30, 2015 by PT SGPS to PT Finance under the Exchange Agreement entered into with Oi on September 8, 2014. The fair value of these shares was determined based on the shares price of in Oi on December 31, 2014, having recorded a loss of Euro 362 million which mainly reflects the depreciation of such shares of Oi between September 8 and December 31, 2014.

As at December 31, 2013, this item comprised the book value of the investment in Sportinveste Multimédia, in the amount of Euro 4,653,741, which was classified as a non-current asset held under an agreement concluded on December 20, 2012, in relation to a set of transactions, at the end of which,  PT SGPS would hold a 25% stake in a joint venture comprising the current Sport TV Portugal S.A. (“Sport TV”), Sportinveste Multimédia SGPS, S.A. (“Sportinveste Multimédia”) and P.P. TV – Publicidade de Portugal e Televisão, S.A. (“PPTV”). This investment was transferred to Oi on May 5, 2014 as part of the capital increase carried out by this entity.

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25.                 Investments in joint ventures

This item corresponds to joint venture investments, mainly including investments in Oi, Contax and their respective controlling shareholders. The following transactions were carried out on May 5, 2014, as mentioned in Note 1:

•             PT SGPS subscribed to Oi’s capital increase through contribution in kind of PT assets (Note 1), giving it a direct stake of 32.8%.

•             Bratel Brasil and PTB2 subscribed to R$4,788 million (Euro 1,555 million) of convertible bonds into shares of certain companies that directly or indirectly controlled AG and LF, an amount which was used by AG and LF to repay their debt and subscribe to convertible bonds issued by TmarPart, which in turn also used these funds to repay its own debt;

•             PT SGPS exchanged its shares in CTX and in Contax for an additional stake in the companies that directly or indirectly control AG and LF, which at the time only held shares in Oi and TmarPart.

As a result of the above transactions:

•             PT SGPS no longer has a stake in CTX and in Contax;

•             Bratel Brasil increased its direct stake in EDSP75 and in PASA from 35.0% to 57.5%; these entities hold 100% of LF and AG, respectively;

•             PTB2 now holds a 65.0% stake in Sayed and Venus, entities that hold a 42.5% stake in the companies EDSP75 and PASA;

•             Bratel Brasil’s 12.1% direct stake in TmarPart was reduced to 5.0% as a result of the convertible debentures subscribed to by LF and AG, which increased their 19.4% direct stake in TmarPart to 37.2%; and

•             PT SGPS increased its 35.0% stake in LF and in AG to 85.1%, increased its 25.6% stake in TmarPart to 68.4% and increased its 23.2% stake in Oi to 39.7%.

On September 8, 2014, as explained above, PT SGPS entered into an Exchange Agreement, exchanging a portion of Oi shares owned directly by PT SGPS, representing 16.9% of the outstanding shares of Oi on that date, for the Rio Forte debt securities. This agreement was executed on March 30, 2015, after obtaining all necessary approvals. As a result of the agreement on September 8, 2014, the share of investment in Oi to be delivered in connection with the Exchange Agreement, corresponding to the participation of 16.9% mentioned above, has been classified as a non-current asset held for sale and measured at fair value based on the share price of Oi (Note 24). The remaining stake of 22.8%, including shares of 15.9% and 3.0% held directly by PT SGPS and Bratel Brasil and the participation of 3.9% held indirectly through holding companies, remained classified as an investment in joint ventures as at December 31, 2014 and accounted for in accordance with the equity method.

25.1. Details of Portugal Telecom’s investments in joint ventures

As required by IFRS 11, these joint venture investments are accounted for the accordance with the equity method. On December 31, 2014 and 2013, the breakdown of these investments was as follows:

83

Euro million

	31 Dec 2014	31 Dec 2013
Direct investment in each entity
Oi (i)	574	2,013
Telemar Participações (ii)	7	78
EDSP75 Participações (iii)	44	121
PASA Participações (iii)	46	125
Sayed RJ Participações (iv)	21	—
Venus RJ Participações (iv)	22	—
Contax (v)	—	54
CTX Participações (v)	—	16
Ericsson Inovação	—	2
	714	2,408
Effective investment in each entity
Oi (vi)	693	2,650
Contax e CTX Participações (v)	—	70
Controlling holding companies of Oi (vii)	21	(312)
	714	2,408

(i)                 On December 31, 2014 and 2013, this financial investment reflected the 18.9% (including the 15.9% and 3.0% shares held by PT SGPS and by Bratel Brasil) and 15.4% direct stake, respectively.

(ii)              On December 31, 2014 and 2013, this financial investment corresponded to Bratel Brasil’s direct stake in this entity (5.0% and 12.1%, respectively), thus reflecting the company’s direct stake in (a) Tmar Part investment in Oi (3.7% and 18.8%, respectively), and (b) in Tmar Part remaining net assets, which amounted to net assets of Euro 34 million on December 31, 2014, and net liabilities of Euro 891 million on December 31, 2013, with the second amount including Tmar Part gross debt on that date, in the amount of Euro 942 million, which was repaid in full in 2014 with the proceeds of the issuance of convertible debentures.

(iii)           On December 31, 2014 and 2013, these financial investments corresponded to Bratel Brasil’s direct stake in these entities (57.5% and 35.0%, respectively), thus reflecting the company’s direct stake in (a) the investments that these entities hold through LF and AG (100% owned by EDSP75 and PASA, respectively), in Oi (0.8% and 4.3%, respectively) and in TmarPart (37.2% and 19.4%, respectively), and (b) in the remaining net liabilities of LF and AG, totalling Euro 2 million on December 31, 2014 and Euro 243 million on December 31, 2013, the reduction of which is largely explained by the full repayment of the gross debt of LF and AG in 2014 with the proceeds of the issuance of convertible debentures.

(iv)          On December 31, 2014, these financial investments corresponded to the 65.0% direct stake held by PTB2 in these entities.

(v)             As mentioned above, in 2014 PT SGPS exchanged its shares in CTX Participações and in Contax for an additional stake in the companies that directly or indirectly control AG and LF.

(vi)          This item reflects PT SGPS’s stake in Oi (22.8% on December 31, 2014, after reduction of the portion classified as non-current asset held for sale, and 23.0% at December 31, 2013, respectively). The breakdown of Oi’s assets and liabilities used to apply the equity method are outlined below.

(vii)       This item reflects PT SGPS’s stake in the assets and liabilities of Oi’s controlling shareholders, deducted from these entities’ investment in Oi. The variation is largely explained by the repayment in 2014 of the gross debt of TmarPart, LF and AG with the proceeds of the issuance of convertible debentures. As at December 31, 2014, this caption reflects primarily cash and cash equivalents and deferred taxes recoverable of Tmar Part (on an individual basis) in the amounts of R$22.9 million and R$81.7 million, respectively, of which PT SGPS stake amounts to Euro 4.9 million and Euro 17.3 million respectively.

84

The breakdown of Oi’s assets and liabilities used to apply the equity method, which in 2013 were adjusted by the purchase price allocation effect and by other adjustments to comply with the PT SGPS’s accounting policies, is as follows:

Euro million

	31 Dec 2014	31 Dec 2013

Current Assets	15,303	5,575
Cash and cash equivalents	760	763
Accounts receivable - trade	2,313	2,178
Other investments	53	15
Financial investments	106	139
Assets held for sale (i)	10,534	7
Judicial deposits (i)	352	404
Other receivables (ii)	—	545
Others	1,185	1,523
Non-Current Assets	14,123	22,551
Judicial deposits (i)	3,807	3,392
Derivative financial instruments	895	498
Deferred taxes (i)	2,368	1,867
Others (iii)	7,055	16,794
Total assets	29,427	28,127

Current Liabilities	13,214	4,771
Debt (i)	1,386	1,277
Suppliers	1,346	1,453
Derivative financial instruments	163	126
Licenses and concessions payable	210	140
Provisions (i)	329	376
Liabilities related to assets held for sale (i)	8,439	—
Tax financing program	29	31
Others	1,312	1,369
Non-Current Liabilities	12,706	15,195
Debt (i)	9,745	9,730
Derivative financial instruments	44	0
Licenses and concessions payable	213	315
Provisions (i)	1,265	1,348
Tax financing program	278	313
Deferred taxes (i)	—	1,985
Others	1,160	1,503
Total liabilities	25,919	19,965
Net assets	3,507	8,162
Share to non-controlling interests of Oi (iv)	469	—
Net assets attributable to controlling interests of Oi	3,039	8,162
Effective share of Portugal Telecom in Oi	22.8%	23.2%
Effective investment from Portugal Telecom in Oi	693	1,891
Goodwill (v)	—	759
Total investment from Portugal Telecom in Oi	693	2,650

85

(i)                 Details of these captions are provided below:

(ii)              This item corresponds to the receivables in the agreement entered into in December 2013 for disposal of equity held by Oi in GlobeNet (submarine cable operation) to BTG Pactual YS Empreendimentos e Participacoes S. A. Financial settlement of this transaction occurred in January 2014.

(iii)           This item basically includes tangible and intangible fixed assets, which were adjusted in 2013 to allocate the purchase price of the investment in Oi in March 2013, and in 2014, these were adjusted as re-assessment of the investment in Oi to the fair value of the shares acquired in the Oi capital increase.

(iv)          This item corresponds to the stake of non-controlling shareholders in PT Portugal international operations, investment which was acquired by Oi through the capital increase carried out on May 5, 2014 (Note 1).

(v)             This item corresponds to the goodwill recorded under the initial acquisition of the investment in Oi in March 2011, which was derecognized on May 5, 2014 when re-calculating the investment in Oi according to the fair value of the shares acquired in Oi’s capital increase.

The information about the main items in the Oi financial statement is shown below.

a.              Judicial deposits

On December 31, 2014 and 2013, judicial deposits consisted of:

Euro million

	2014	2013
Judicial deposits
Civil	2,769	2,565
Tax	766	699
Labor	623	532
	4,159	3,796
Current	352	404
Non-current	3,807	3,392

Oi is engaged in several lawsuits, including civil, labor and tax contingencies, for which, under Brazilian law, the companies, under certain circumstances, must pay judicial deposits or provide financial guarantees to the supervising judicial bodies. These judicial deposits may be required for processes for which the likelihood of loss has been assessed by Oi as being likely, possible or unlikely, depending on the judicial authorities’ ruling, and are usually interest-bearing or adjusted according to the rate of inflation.

b.              Assets and liabilities held for sale

On December 31, 2014 and 2013, assets and liabilities held for sale consisted of:

Euro

	Portuguese operations	African operations	Total

Assets held for sale	8,160,913	2,373,005	10,533,919
Cash and cash equivalents	183,224	52,801	236,025
Accounts receivable - trade	704,859	60,760	765,619
Dividendos a receber	605	391,786	392,391
Assets held for sale	—	1,330,275	1,330,275
Other assets	337,116	50,958	388,075
Investments	41,690	19,644	61,334
Tangible assets	3,278,834	157,216	3,436,050
Intangible assets	1,636,852	116,882	1,753,733
Goodwill	1,977,733	192,683	2,170,416

Liabilities directly associated with assets held for sale	8,174,294	264,313	8,438,607
Debt	5,866,052	26,033	5,892,084
Suppliers	701,867	30,304	732,171
Provisions for post retirement benefits	1,039,422	310	1,039,732
Other liabilities	566,953	207,667	774,620

86

On December 31, 2014, these items mainly relate to the assets and liabilities in respect of the investment in PT Portugal that was acquired by Oi through a capital increase on May 5, 2014 (Note 1). This investment was classified as held for sale on December 31, 2014, to represent Oi’s intention to dispose of PT Portugal’s domestic and international assets, having already entered into an agreement with Altice to dispose of PT Portugal’s domestic operations. PT Portugal’s international assets held for sale include mainly its 75% share in Africatel GmbH, a company that holds the investment in the associated company Unitel and other PT Portugal investments in Africa, which are not included in the agreement with Altice.

c.               Deferred taxes

On December 31, 2014 and 2013, Oi assets and liabilities with deferred taxes consisted of:

Euro

	2014	2013
Deferred tax assets
Provisions and adjustments	758,896,203	844,402,014
Tax losses carryforward	1,002,975,751	800,360,378
Other	605,865,495	222,263,066
	2,367,737,448	1,867,025,458
Deferred tax liabilities	—	1,984,575,960

Brazilian tax losses do not have maturity, and can only be used to a limit of 30% in receivables for each fiscal year.

The liabilities with deferred taxes on December 31, 2013 basically include the tax effects on (1) adjustments to the fair value recorded by Oi as a result of the purchase price allocation relating to business concentration occurred in previous years (Euro 645 million and Euro 883 million respectively) and (2) adjustments to fair value recorded by PT SGPS in the purchase price allocation of the investment in Oi completed in March 2011 (Euro 1,339 million and Euro 1,675 million, respectively). On May 5, 2014, the effects of this purchase price allocation were derecognized when re-calculating the investment in Oi according to the fair value of the shares acquired in Oi’s capital increase.

d.              Debt

On December 31, 2014 and 2013, gross debt consisted of:

Euro

	2014	2013	Expected maturity	TIR %
Development Banks - BNDES	1,823,074	1,815,994	Dec/2014 to Jul/2021	10.64
Public debentures	2,424,128	2,889,931	Dec/2014 to Jul/2021	11.49
Financial institutions	7,030,841	6,462,797
Bank Credit Note (CCB)	1,398,395	979,878	Dec/2014 to Jan/2028	11.82
Senior Notes - local currency	352,967	348,907	Dec/2014 to Set/2016	11.91
Certificates of Real Estate Receivables (CRI)	464,705	438,516	Dec/2014 to Ago/2022	8.08
ECA - Export Credit Agency	1,096,671	1,336,763	Dec/2014 to May/2022	8.26
Senior Notes - foreign currency	3,601,876	3,251,960	Dec/2014 to Feb/2022	12.56
Other	116,228	106,773	Dec/2014 to Dec/2033	11.97
Subtotal	11,278,044	11,168,722
Incurred debt issuance cost	(147,111)	(162,574)
Total	11,130,933	11,006,147
Current	1,385,950	1,276,617
Non-current	9,744,983	9,729,530

87

On December 31, 2014 and 2013, debt for currency consisted of:

Euro

	2014	2013
Real	6,541,483	6,534,623
USD	3,840,330	3,732,383
Euro	749,120	739,141
	11,130,933	11,006,147

On December 31, 2014 and 2013, indexed debt for related index consisted of:

Euro

	2014	2013
Fixed rate	4,392,351	4,014,757
CDI	3,046,384	3,141,337
TJLP	1,598,842	1,577,523
Libor	857,592	1,149,008
IPCA	1,179,381	1,097,872
INPC	56,383	25,649
	11,130,933	11,006,147

On December 31, 2014 gross debt has the following repayment schedule:

Euro

2015	1,385,950
2016	1,565,377
2017	2,237,897
2018	1,067,687
2019	1,205,665
2020 and following years	3,668,357
11,130,933

88

e.               Provisions

On December 31, 2014 and 2013, the nature and details of the various lawsuits, arbitrations and tax contingencies against the various companies of the Oi Group, for which the loss risk has been classified as probable and, therefore, have been fully provided for is as follows:

Million

	31 Dec 2014		31 Dec 2013
	Euro	Reais	Euro	Reais
Civil
Corporate Law	481.1	1,549.5	633.2	2,062.7
ANATEL estimates and fines	342.8	1,104.2	320.9	1,045.5
Other	245.4	790.4	222.7	725.5
Sub-total	1,069.0	3,444.1	1,177.0	3,833.7
Labor
Overtime	146.4	471.5	145.8	474.9
Salary differences and related effects	16.4	52.9	17.5	57.0
Hazardous work conditions	41.0	132.0	39.5	128.8
Indemnities	47.2	152.1	46.2	150.6
Stability and integration	39.1	126.1	37.1	120.9
Additional post retirement benefits	25.9	83.4	23.0	75.0
Lawyers and expert fees	9.1	29.4	9.5	31.0
Contractual rescisions	6.3	20.2	7.7	24.9
Other	27.2	87.5	24.3	79.2
Sub-total	359.0	1,155.0	351.0	1,142.3
Tax
ICMS (Value Added Tax)	112.7	363.0	111.0	361.5
FUNTTEL	—	—	45.2	147.4
Other	52.7	169.6	40.4	131.5
Sub-total	165.0	532.6	197.0	640.4
Total	1,593.0	5,131.8	1,725.0	5,616.3

On December 31, 2014 and 2013, the nature and details of the various lawsuits, arbitrations and tax contingencies against the various companies of the Oi Group, for which the loss risk has been classified as probable and, therefore, have been fully provided for is as follows:

Million

	31 Dec 2014		31 Dec 2013
	Euro	Reais	Euro	Reais
Civil	356.1	1,146.7	318.6	1,037.9
Labor	336.2	1,082.7	269.3	877.3
Tax	6,538.6	21,059.0	5,524.3	17,995.9
Total	7,230.9	23,288.4	6,112.2	19,911.1

89

25.2 Breakdown of PT SGPS share in the joint venture results:

Joint venture losses were calculated using the equity methodand in 2014 and 2013, respectively, were as follows:

Euro million

	2014	2013
Effective share of the results of each entity (i)
Oi	(284)	23
Telemar Participações	(11)	(10)
EDSP75 Participações	(32)	(10)
PASA Participações	(32)	(10)
Sayed Participações	(11)	—
Venus Participações	(11)	—
Others	2	—
	(379)	(7)
Effective share of the results of each entity
Oi (ii)	(346)	35
Controlling holding companies of Oi (iii)	(34)	(42)
Others	2	—
	(379)	(7)

(i)

These items, as explained above, reflect the company’s direct share of the income of each joint venture, including, in the case of Oi’s controlling shareholders, their share of Oi’s income and the income generated by these same entities, excluding the effect of applying the equity method.

(ii)	This item reflects PT SGPS’s stake in the results of Oi. The breakdown of Oi’s income used to apply the equity method is outlined below.

(iii)

This item reflects PT SGPS’s share of the income of Oi’s controlling shareholders deducted from these entities’ share of Oi’s income, calculated by applying the equity method. This item mainly relates to the company’s share of (a) the interest incurred by TmarPart, LF and AG in relation to these entities’ gross debt, which was repaid on May 5, 2014, as indicated above, and (b) general and administrative expenses incurred by TmarPart.

90

The breakdown of Oi’s income used to apply the equity method, which was adjusted by the purchase price allocation effect and by other adjustments to ensure compliance with the group’s accounting policies, is as follows:

Euro million

	2014	2013

Services rendered and sales (i) (ii)	9,050	9,908
Operating expenses excluding amortization (i)	5,779	6,420
Interconnection (iii)	862	1,382
Personnel (iv)	907	883
Third-party services (v)	2,005	2,133
Grid maintenance service (vi)	616	812
Rentals and insurance (vii)	999	739
Other operating income (expenses), net	390	470
Operating income excluding amortization	3,271	3,488
Depreciation and amortisation	1,644	2,155
Income from operations	1,628	1,333
Financial expenses	1,457	1,190
Income before taxes	171	143
Provision for income taxes	294	(9)
Net income from continuing operations	(123)	152
Net income from discontinued operations (viii)	(1,414)	—
Net income	(1,538)	152
Share to controlling interests	0	3
Net income attributable to controlling interests	(1,538)	149
Effective share of Portugal Telecom in Oi (ix)	22.5%	23.2%
Effective share of Portugal Telecom in results of Oi	(346)	35

(i)                                     The reduction in these items largely reflects the impact of the devaluation of the Real against the euro. Below we present an explanation for the variation of these captions on a constant currency basis.

(ii)                                  Excluding the effect of the real devaluation against the euro, revenues would have remained stable in 2014 compared to 2013, as the decrease in revenues in Brazil were offset by the consolidation of revenues from operations in Africa from May 5, 2014 onwards. In 2014 and 2013, a breakdown for income from services and sales per client segment is as follows:

Euro million

	2014	2013

Residential	3,202	3,592
Personal	2,887	3,239
Enterprise	2,663	2,948
Others	298	131
	9,050	9,908

(iii)                               Interconnection costs decreased, reflecting a 25% drop in the VU-M rates in Brazil, implemented in 1T14, and the reduction in off-net traffic mobile voice, reflecting the success of offers that encourage on-net traffic.

(iv)                              Personnel costs increased, primarily reflecting the internalization of the internal network maintenance operations of Oi in 2Q13 and the increase in profit sharing in 4T14.

(v)                                 the reduction in costs with outsourced services primarily reflects the impact of the real against the euro devaluation. Excluding this effect, this caption remained stable in 2014 compared to 2013.

(vi)                              Reduction in Network Maintenance Services balance is explained by insourcing of internal plant maintenance operations in 2013 and the discipline in cost reduction.

(vii)                           The increase in the caption Rental and Insurance primarily reflects the increase in operating leasing the related network infrastructure of disposed Brazilian assets since 2013, including GlobeNet and fixed and mobile towers.

(viii)                        This item concerns income from PT Portugal’s domestic operations, which have been classified as discontinued operations, mainly including a loss of 1.3 billion euros recognized to adjust the book value of this investment to the respective recoverable amount under the agreement with Altice for the sale of these businesses.

(ix)                              In 2014, as mentioned above, PT SGPS appropriated Oi’s results through the equity method based on a 23.2% stake until May 5, 2014, a 39.7% stake from May 5, 2014 to September 8, 2014, and effective participation of 22.8% from that date, resulting in an average of 22.5% stake.

91

Below is the share price of Oi in 2013 and throughout 2014:

Price per share

	2013	2014
	31.12	5.05	30.06	30.09	31.12
Oi ON share price (Reais)	36.10	21.70	20.80	17.90	9.15
Oi PN share price (Reais)	35.90	20.00	19.50	17.40	8.61
Real/Euro foreign exchange rate	3.2576	3.0800	3.0002	3.0821	3.2207
Oi ON share price (Euro)	11.08	7.05	6.93	5.81	2.84
Oi PN share price (Euro)	11.02	6.49	6.50	5.65	2.67

(i)                                     Following the reverse stock split in December 2014 (10 shares converted into 1 share), the prices relative to 30.09 and earlier were restated to ensure comparability with prices as at 31 December 2014.

26.           Investments in associated companies

The amounts included under this caption were transferred to Oi on May 5, 2014, under the capital increase carried out by this entity (Note 1). As at December 31, 2013, this caption is made up as follows:

Euro

31 Dec 2013
Investments in associated companies	503,805,209
Loans granted to associated companies and other companies	5,424,200
Investments in other companies	2,086,752
511,316,161

As at December 31, 2013, the caption “Equity holdings in associated companies” is made up as follows:

Euro

31 Dec 2013
Unitel (i)	494,307,516
Hungaro Digitel KFT	2,301,984
INESC - Instituto de Engenharia de Sistemas e Computadores (ii)	2,992,788
Other companies	7,195,709
506,797,997
Adjustments for investments in associated companies (Note 37)	(2,992,788)
503,805,209

(i)          The total investment in Unitel includes (a) the financial investment in this company recognized in accordance with the equity method, reflecting the holding of 25% that is directly held by PT Ventures, on December 31, 2013, in this associated company, in the amount of Euro 467,809,011, and (b) the difference between the acquisition price and the fair value of the assets acquired recorded at the time this investment was acquired, in the amount of Euro 26,498,505.

(ii)       As at December 31, 2013, this investment is fully adjusted.

The table below shows summarized financial information of Unitel for the fiscal year 2013. Net income for the financial year 2013 and the balance sheet data differ immaterially from the amounts estimated by PT SGPS in preparing the 2013 financial statements:

2014	Euro million

	Direct percentage of ownership	Total assets	Total liabilities	Shareholders’ equity	Operating revenues	Net income
Unitel	25.00%	3,043	1,764	1,279	1,675	475

92

27.           Other investments

The amounts included under this caption were transferred to Oi on May 5, 2014, under the capital increase carried out by this entity (Note 1). As at December 31, 2013, this caption is made up as follows:

Euro

31 Dec 2013
Real estate investments, net of accumulated amortisation	13,858,289
Other financial investments	9,360,350
23,218,639
Adjustments for real estate investments	(871,238)
Adjustments for other investments	(103,749)
22,243,652

As at December 31, 2013, the caption “Investment Property” is essentially related to land and buildings held by PT Comunicações that were not allocated to its operations. These assets are stated at their acquisition cost less accumulated depreciation and any accumulated impairment losses. PT Comunicações regularly obtains valuations of these properties.

In 2013, the income obtained by PT SGPS from these real estate properties originated from the leasing of these assets, amounting to Euro 7,928. During the 2013 fiscal year, the depreciation expenses with these investments reached 481,657 euros. Income less depreciation expenses are included in the income from discontinued operations.

28.           Goodwill

The amounts included under this caption were transferred to Oi on May 5, 2014, under the capital increase carried out by this entity (Note 1). During the 2013 fiscal year, the goodwill movements were as follows:

Euro

	2014	2013
Initial balance	380,616,265	425,675,169
Foreign currency translation adjustments (i)	188,530	(13,595,904)
Impairment losses (ii)	—	(31,463,000)
Transfers and other movements	(380,804,795)	—
Final balance	—	380,616,265

(i)          The foreign currency translation adjustments for 2013 are mainly related with the impact of the devaluation of the Namibian dollar against the Euro.

(ii)       This caption relates to an impairment loss recorded in 2013 on goodwill related to the directories business, due to the decline it has suffered in respect of online alternatives. This impairment loss is included in the results for discontinued operations as this business was also contributed to the capital increase in Oi.

(iii)    This caption concerns the goodwill associated with businesses that PT SGPS surrendered to Oi in in the capital increase this entity carried out on May 5, 2014. As such, this goodwill was no longer consolidated from then onwards.

As at December 31, 2013, the goodwill related to subsidiaries was divided as follows:

Euro

2013
Portugal
Wireline telecommunications in Portugal	316,246,568
PT Cloud	8,956,960
325,203,528
Other businesses
Mobile telecommunications in Namíbia - MTC	48,254,464
Wireline and mobile telecommunications in Cabo Verde - Cabo Verde Telecom	7,124,252
Other international operations	34,021
55,412,737
380,616,265

93

29.           Intangible assets

During 2014 and 2013, the movements in intangible assets were as follows:

Euro

	Balance 31 Dec 2013	Increases	Foreign currency translation adjustments	Transfers and other movements	Changes in the consolidation perimeter	Balance 31 Dec 2014
Cost
Industrial property and other rights	1,611,943,005	21,316,717	(207,084)	(2,242,681)	(1,630,809,957)	—
Other intangible assets	62,641,213	456,501	(4,049)	(413,890)	(62,679,775)	—
In-progress intangible assets	18,455,047	6,975,321	18,156	(7,199,606)	(18,248,918)	—
	1,693,039,265	28,748,540	(192,977)	(9,856,178)	(1,711,738,650)	—

Accumulated depreciation
Industrial property and other rights	932,811,323	36,859,299	(128,406)	(7,580,646)	(961,961,570)	—
Other intangible assets	42,524,266	3,266,728	(3,323)	(2,924,607)	(42,863,064)	—
	975,335,589	40,126,026	(131,729)	(10,505,253)	(1,004,824,633)	—
	717,703,676	(11,377,486)	(61,248)	649,075	(706,914,017)	—

Euro

	Balance 31 Dec 2012	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2013
Cost
Industrial property and other rights	1,572,026,984	69,581,617	(13,098,756)	(16,566,840)	1,611,943,005
Goodwill
Other intangible assets	56,613,756	787,467	(12,319)	5,252,309	62,641,213
In-progress intangible assets	13,074,324	20,144,011	(174,186)	(14,589,102)	18,455,047
	1,641,715,064	90,513,095	(13,285,261)	(25,903,633)	1,693,039,265

Accumulated depreciation
Industrial property and other rights	850,603,724	111,429,803	(7,482,786)	(21,739,418)	932,811,323
Other intangible assets	33,584,780	9,632,016	(9,065)	(683,465)	42,524,266
	884,188,504	121,061,819	(7,491,851)	(22,422,883)	975,335,589
	757,526,560	(30,548,724)	(5,793,410)	(3,480,750)	717,703,676

In 2014, the changes to the consolidation perimeter are in respect of the book value of the intangible assets included in the PT Assets that PT SGPS transferred to Oi as contribution in-kind in the capital increase carried out by this entity on May 5 (Note 1). All of the intangible assets included under this caption were exclusively related to the discontinued businesses, for which reasons the corresponding depreciations for the fiscal year, presented in the tables above as increases in accumulated depreciations, were included in the caption “Income from discontinued operations” in the Consolidated Income Statement.

As at December 31, 2013, the net book value of “Industrial property and other rights” caption primarily includes the following amounts:

•             Euro 343 million, relating to the 3G and 4G licenses obtained by Meo, S.A. in 2000 and 2011 respectively, corresponding to a gross amount of Euro 500 million net of accumulated depreciations of Euro 157 million. The gross amount primarily includes:

(i)	Euro 133 million in relation to the UMTS license acquired in 2000;

(ii)

Euro 242 million capitalized in 2007, following the undertaking that Meo S.A., and the other mobile operators undertook in 2000 to make contributions to the information society during the license duration period, and Euro 11.5 million capitalized in 2009 relating to additional undertakings under the terms of the UMTS license. At the time the license was granted it was not possible to reliably determine the manner in which these undertakings would be carried out, for which reason PT SGPS did not register any asset and liability on that date; and

(iii)	Euro 106 million in relation to the 4G license acquired by Meo S.A. in 2011;

•             Euro 170 million in relation to the acquisition of the full ownership of Rede Básica from the Portuguese State, including a gross amount capitalized in 2002 in the amount of Euro 339 million;

•             Euro 41 million in relation to software licenses;

•             Euro 24 million in relation to the cost incurred with loyalty contracts with post-paid mobile services clients;

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•             Euro 22 million in relation to the undertakings assumed by PT Comunicações under the framework of the TDT license; and

•             Euro 9 million in relation to contracts entered into by PT Comunicações in 2007 and 2009 for the acquisition of satellite capacity by 2015, which were recorded as a financial lease.

30.           Tangible assets

During the fiscal years of 2014, and 2013, the movements under this caption were as follows:

Euro

	Balance 31 Dec 2013	Increases	Foreign currency translation adjustments	Transfers and other movements	Changes in the consolidation perimeter	Balance 31 Dec 2014
Cost
Land	181,741,811	1,247	—	—	(181,743,058)	—
Buildings and other constructions	941,051,293	407,730	(98,399)	(3,502,892)	(937,857,732)	—
Basic equipment	10,091,476,173	56,708,896	(686,630)	(54,431,937)	(10,093,066,502)	—
Transportation equipment	77,515,068	2,011,316	(10,900)	(5,150,327)	(74,163,164)	201,994
Tools and dies	21,421,285	6,655	(1,681)	(737)	(21,425,523)	—
Administrative equipment	1,252,339,158	7,934,139	(20,255)	(45,927,007)	(1,214,308,385)	17,651
Other tangible assets	64,539,156	970,759	(304)	(658,596)	(64,851,014)	—
In-progress tangible assets	154,935,190	32,997,892	(6,063)	(40,899,818)	(147,027,201)	—
Advances to suppliers of tangible assets	562,661	—	—	—	(562,661)	—
	12,785,581,795	101,038,635	(824,232)	(150,571,314)	(12,735,005,239)	219,644

Accumulated depreciation
Land	9,803,584	—	—	—	(9,803,584)	—
Buildings and other constructions	385,108,054	15,110,266	(22,298)	(7,037,372)	(393,158,650)	—
Basic equipment	7,682,429,012	149,008,150	(347,695)	(62,421,854)	(7,768,667,612)	—
Transportation equipment	51,936,236	3,207,694	(11,795)	(4,501,259)	(50,575,098)	55,778
Tools and dies	20,790,276	89,315	(1,109)	(739)	(20,877,742)	—
Administrative equipment	1,150,654,198	23,052,402	(16,120)	(72,886,806)	(1,100,803,674)	—
Other tangible assets	46,381,051	496,035	(67)	(571,627)	(46,305,392)	—
	9,347,102,411	190,963,861	(399,084)	(147,419,657)	(9,390,191,753)	55,778
	3,438,479,384	(89,925,226)	(425,148)	(3,151,657)	(3,344,813,486)	163,866

Euro

	Balance 31 Dec 2012	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2013
Cost
Land	182,553,761	9,477	—	(821,427)	181,741,811
Buildings and other constructions	889,744,739	36,983,567	(1,574,632)	15,897,619	941,051,293
Basic equipment	9,991,801,705	322,491,959	(42,551,808)	(180,265,683)	10,091,476,173
Transportation equipment	79,799,744	11,613,494	(224,800)	(13,673,370)	77,515,068
Tools and dies	21,100,458	227,899	(17,407)	110,335	21,421,285
Administrative equipment	1,210,244,009	34,956,101	(529,846)	7,668,894	1,252,339,158
Other tangible assets	49,760,464	378,451	(15,942)	14,416,183	64,539,156
In-progress tangible assets	210,342,109	91,863,571	(162,789)	(147,107,701)	154,935,190
Advances to suppliers of tangible assets	562,661	—	—	—	562,661
	12,635,909,650	498,524,519	(45,077,224)	(303,775,150)	12,785,581,795

Accumulated depreciation
Land	9,732,669	—	—	70,915	9,803,584
Buildings and other constructions	347,753,039	49,397,911	(535,409)	(11,507,487)	385,108,054
Basic equipment	7,483,041,833	464,313,088	(21,414,843)	(243,511,066)	7,682,429,012
Transportation equipment	55,011,052	8,583,060	(135,439)	(11,522,437)	51,936,236
Tools and dies	20,458,621	346,245	(11,321)	(3,269)	20,790,276
Administrative equipment	1,095,952,447	80,742,562	(366,202)	(25,674,609)	1,150,654,198
Other tangible assets	45,088,543	1,830,941	(11,936)	(526,497)	46,381,051
	9,057,038,204	605,213,807	(22,475,150)	(292,674,450)	9,347,102,411
	3,578,871,446	(106,689,288)	(22,602,074)	(11,100,700)	3,438,479,384

In 2014, the changes to the consolidation perimeter are in respect of the book value of the tangible assets included in the PT Assets that PT SGPS transferred to Oi in the capital increase carried out by this entity on May 5 (Note 1).

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Depreciation for the year, presented in the tables above as increases in accumulated depreciations, include Euro 101,060 in 2014 and Euro 237,289 in 2013 relating to continued operations, and Euro 119,862,801 for the period between January 1 and May 5, 2014, and Euro 604,976,518 in 2013 relating to discontinued operations, which were consequently included in the “Income from discontinued operations” in the Consolidated Income Statement. The investments in tangible assets included in the tables above, in the amounts of Euro 101,038,635 in 2014 and Euro 498,524,519 in 2013 are mostly concerned with discontinued activities.

The foreign currency translation adjustments for 2013 are mainly related with the impact of the devaluation of the Namibian dollar against the Euro on the tangible assets of MTC, an entity which was also discontinued on May 5, 2014.

30.1. Revaluations

PT SGPS used the revaluation model to measure real estate properties and the ducts network (Note 3). The revaluations of the real estate properties and ducts network were effective for the first time as at June 30, and September 30, 2008, and resulted in a revaluation of these assets by Euro 208,268,320 and Euro 866,764,702, respectively, totaling an amount of Euro 1,075,033,022 that was recognized in the Consolidated Statement of Comprehensive Income.

The determination of the fair value of the real estate properties was made by an independent entity and was based primarily on: (i) observable prices in an active market or determined using recent market transactions; (ii) revenue method for commercial and administrative real estate; and (iii) the cost of acquiring or producing a similar real estate with the same purpose for technical buildings. Under the first methodology, the main assumptions used in 2008 were the discount rate (average of 8%) and the monthly rent per square meter (Euro 6 on average).

The determination of the fair value of the ducts network was made internally, based on the replacement cost approach. This valuation process was based primarily on: (i) current and observable prices of materials and construction work related to the installation of the ducts underground; (ii) the nature of the soil and road surface where ducts are installed, which has an impact on the construction cost; (iii) internal costs directly attributable to the construction of the ducts network; (iv) a depreciation factor, in order to ensure that the replacement cost is consistent with the remaining useful life of the revalued assets; and (v) a technological factor, which reflects the technological changes occurred, namely related to the kinds of ducts which no longer exist and were replaced by others. Generally, the prices of materials and construction work, together with other qualitative assumptions referred to above, resulted in a valuation of the ducts network in 2008 which reflects an average cost of duct between Euro 58 and Euro 119 per meter, depending on where the ducts network is located.

In accordance with the Group’s accounting policy to revalue these assets at least every three years, PT SGPS performed another revaluation of the real estate assets and ducts network in 2011, using the same methodology as described above. These revaluations were effective as at 31 December 2011 and resulted in a net reduction of tangible assets amounting to Euro 131,418,994, of which Euro 126,167,561 was recognized directly in the Consolidated Statement of Comprehensive Income under the caption “Revaluation reserve” and Euro 5,251,433 was recognized in the Consolidated Income Statement under the caption “Depreciation and amortization”. The split of these impacts between real estate and ducts network is as follows:

•        A reduction in the carrying value of the ducts network amounting to Euro 189,372,570, recognized in other comprehensive income in order to reduce the existing revaluation reserves regarding these assets, which is primarily explained by a decrease in the construction cost and also by technological improvements, leading to a reduction in the average cost of duct to between Euro 42 and Euro 70 per meter, depending on where the infra-structure is located;

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•        A net increase in the carrying value of real estate assets amounting to Euro 57,953,576, including a gain of Euro 63,205,008 recorded in the Consolidated Statement of Comprehensive Income and a loss of Euro 5,251,432 recognized in the Consolidated Income Statement. The increase in the carrying value of the real estate assets recognized as a result of this revaluation reflects mainly the depreciation and amortization expenses recorded over the last three years, as the average monthly rent per square meter for the real estate assets that were revalued in both 2008 and 2011 remained broadly stable at 6 euros, although the overall average monthly rent per square meter increased to 7 euros, as a result of real estate assets acquired between those years.

The amortization of the surplus resulting from the revaluation of real estate properties and ducts network amounted to approximately Euro 8 million and Euro 32 million in the 2013 fiscal year, respectively. Consequently, had these assets been carried under the cost model, the accounting value as at December 31, 2013, of the real estate properties and the ducts network would have been reduced by approximately Euro 178 million and Euro 466 million, respectively, corresponding to Euro 137 million and Euro 373 million net of tax effect, respectively.

The revalued assets are fully recorded in the companies that formed part of the PT Assets that PT SGPS transferred to Oi in the capital increase carried out by that company on May 5 (Note 1), for which reason as at December 31, 2014, all of PT SGPS Group’s tangible assets were valued using the acquisition cost method.

30.2. Other situations regarding tangible assets

In addition, the following situations as at December 31, 2013, regarding tangible assets should be mentioned:

•             Basic equipment mainly includes network installations and equipment, including the ducts network, switching equipment, telephones and switchboards and submarine cables;

•             In-progress tangible assets correspond primarily to telecommunications network equipments and are recorded during the installation period of that equipment, which normally lasts for 2 to 3 months, thus explaining the significant amounts recorded under this caption, although with reduced maturities;

•             PT SGPS recognized own work capitalized in tangible assets amounting to Euro 110 million in 2013;

•             PT Comunicações, under the terms of the Modification Agreement of the Concession, owns tangible assets related to the Concession amounting to Euro 1,710 million;

•             PT Comunicações had tangible assets located outside Portugal which amounted to Euro 12 million, of which the most important are holdings in submarine cable consortia; and

•             PT Comunicações owned tangible assets installed on properties of third parties or on public property, amounting to Euro 8 million, and owned assets amounting to Euro 7 million that are not yet registered under its name.

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31.           Post retirement benefits

Responsibility for post retirement benefits, which are related to pension supplements, health care and salaries due to suspended and pre-retired employees, were fully transferred to Oi on May 5, 2014, under the framework of the capital increase carried out by this entity (Note 1). The movement in these liabilities in 2014 and 2013 was as follows:

Euro

	Pension complements benefits	Healthcare benefits	Salaries due to pre-retired and suspended employees	Total
Balance as at 31 December 2013	22,559,836	84,815,958	851,670,275	959,046,069
Periodic post retirement benefits costs	329,139	2,030,000	5,064,347	7,423,486
Work force reduction costs	—	—	42,561	42,561
Net actuarial gains	(1,082,575)	(27,248,182)	—	(28,330,757)
Payments, contributions and reimbursements	(1,643,304)	(6,588,505)	(50,441,233)	(58,673,042)
Transfers	—	—	(8,123,082)	(8,123,082)
Changes in the consolidation perimeter	(20,163,096)	(53,009,271)	(798,212,869)	(871,385,235)
Balance as at 31 December 2014	—	—	—	—

Euro

	Pension complements benefits	Healthcare benefits	Salaries due to pre-retired and suspended employees	Total
Balance as at 31 December 2012	27,801,205	75,495,635	730,437,447	833,734,287
Periodic post retirement benefits costs	(952,178)	6,352,076	13,279,281	18,679,179
Work force reduction costs	787,000	1,336,000	120,893,230	123,016,230
Net actuarial losses (gains)	(3,784,130)	(1,542,743)	144,801,415	139,474,542
Payments, contributions and reimbursements	(1,292,061)	3,174,990	(157,741,098)	(155,858,169)
Balance as at 31 December 2013	22,559,836	84,815,958	851,670,275	959,046,069

The retirement benefits costs and the curtailment costs relate to the discontinued operations for which reason they were included in the caption “Income from discontinued operations “in the Consolidated Income Statement. The retirement benefits costs in 2014 are related only to the period between January 1 and May 5, 2014. The curtailment costs incurred in 2013 relate to a program launched in the second quarter of 2013 involving approximately 400 employees.

The actuarial gains of Euro 28 million in 2014 reflect the difference between the actual profitability and forecast profitability of the fund assets calculated based on the discount rates used in calculating the forecast liabilities. Net actuarial losses of Euro 139 million in 2013 include (1) a Euro 101 million loss arising from the change in actuarial assumptions, mainly reflecting the impact of the change in retirement age from 65 to 66 years, (2) a Euro 3 million gain related to the difference between the actual profitability and the forecast profitability of the fund assets calculated based on the discount rate used in calculating the forecast liabilities, and (3) a Euro 41 million loss relating to the difference between the actual data and the actuarial assumptions related to projected responsibilities, notably the assumptions related to the rates of salary growth, pension and healthcare costs.

The payments, contributions and reimbursements, which were classified under the “Cash flows from operating activities from discontinued operations” caption, essentially include the salary payments to suspended and pre-retired employees respectively made between January 1 and May 5, 2014, and in the 2013 fiscal year.

The changes in the consolidation perimeter, as mentioned above, relates to the amount of responsibilities with post retirement benefits that were transferred to Oi on May 5, 2014, under the framework of the capital increase carried out by this entity (Note 1).

The Company did not obtain an actuarial valuation to value the post retirement benefit responsibilities on May 5, 2014, for which reasons the costs recorded between January 1 and May 5, 2014, are based on the actuarial study of December 31, 2013. The actuarial valuations of PT SGPS’s defined benefits plans as at December 31, 2013, and 2012, were prepared based on the “Projected Unit Credit Method” and primarily using the following financial and demographic assumptions:

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	2013	2012
Financial assumptions
Discount rate:
Pension supplements	3.00%	3.00%
Salaries to suspended and pre-retired	2.00%	2.00%
Healthcare	4.00%	4.00%
Salary growth rate for responsabilities with:
Pension supplements and healthcare	1.75%	1.75%
Salaries to suspended and pre-retired (i)	0% - 1.75%	0% - 1.75%
Pension growth rate	GDP linked	GDP linked
Social Security sustainability factor	Applicable	Applicable
Inflation rate	2.00%	2.00%
Healthcare cost trend growth rate	3.00%	3.00%
Demographic assumptions
Mortality tables for active beneficiaries:
Males	PA (90)m adjusted	PA (90)m adjusted
Females	PA (90)f adjusted	PA (90)f adjusted
Mortality tables for non-active beneficiaries:
Males	PA (90)m adjusted	PA (90)m adjusted
Females	PA (90)f adjusted	PA (90)f adjusted
Retirement age (ii)	65-66	65
Disability table (Swiss Reinsurance Company)	25%	25%
Active employees with spouses under the plan	35%	35%
Turnover of employees	Nil	Nil

(i)	For salaries payable between 2014 and 2017, the salary growth rate varies from 0% and 1% depending on the amount of the salary. As from 2018, the salary growth rate is 1.75% for all situations.

(ii)

In 2013, the Portuguese retirement age changed from 65 to 66 years old, applicable for the majority of PT SGPS’s beneficiaries under post retirement benefit plans, although the retirement at 65 years old is still applicable for certain other employees.

32.           Debt

Most of the amounts included under this caption were transferred to Oi on May 5, 2014, under the framework of the capital increase carried out by this entity (Note 1). As at December 31, 2014, and 2013, this caption was made up as follows:

Euro

	31 Dec 2014		31 Dec 2013
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	—	743,011,847	—
Bonds	—	—	—	4,731,260,092
Bank loans
External loans	—	—	103,868,391	949,281,957
Domestic loans	—	—	5,111,006	175,039,738
Liability related to equity swaps on treasury shares (Note 40)	—	—	73,210,079	—
Commercial paper	—	—	542,000,000	—
Leasings	54,084	49,523	24,729,526	23,579,646
Other financings	—	—	45,611	—
	54,084	49,523	1,491,976,460	5,879,161,433

The reduction in this caption reflects the following elements:

•             A debt increase between January 1 and May 5, 2014, under the framework of the commercial paper programmes;

•             The gross debt of Euro 8,051 million which was contributed to Oi on May 5, 2014, as part of the PT Assets under the framework of the Oi capital increase subscribed by PT SGPS (Note 1);

•             The reimbursement of the liability relating to the equity swap contracts on treasury shares following the physical exercise of these contracts on May 7, 2014, with cash equivalents that remained in PT SGPS for this purpose, after Oi’s capital increase. After this reimbursement, PT SGPS directly holds 20,640,000 treasury shares in portfolio, for which reason it recorded a non-distributable reserve an amount equivalent to the acquisition cost of these shares, in the amount of Euro 178,071,827.

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33.           Accounts payable

Most of the amounts included under this caption were transferred to Oi on May 5, 2014, under the framework of the capital increase carried out by this entity (Note 1). As at December 31, 2014 and 2013, this caption is made up as follows:

Euro

	31 Dec 2014	31 Dec 2013
Current accounts payable
Accounts payable-trade	984,563	414,127,644
Fixed asset suppliers	—	122,303,529
Licenses and concessions	—	6,000,000
Accounts payable to employees	288	1,586,417
Other (i)	7,976,292	24,252,950
	8,961,143	568,270,540
Non-current accounts payable
Licenses and concessions	—	14,840,169
Other	—	4,629,975
	—	19,470,144

(i)

As at December 31, 2014, this caption includes an amount of approximately Euro 7.9 million payable to PT Portugal relating to tax received from the state for this entity relating to the municipal surcharge, fiscal benefits and international taxes.

34.           Accruals

Most of the amounts included under this caption were transferred to Oi on May 5, 2014, under the framework of the capital increase carried out by this entity (Note 1). As at December 31, 2014 and 2013, this caption is made up as follows:

Euro

	31 Dec 2014	31 Dec 2013
Supplies and external services (i)	19,248,143	174,770,992
Vacation pay and bonuses	4,187,317	100,461,322
Discounts to clients	—	33,250,083
Interest and other financial expenses	—	199,176,963
Other	13,824	26,996,759
	23,449,284	534,656,119

(i)	This caption mainly relates to financial consultancy and legal advisory fees incurred in the framework of the merger and acquisition between PT SGPS and Oi.

(ii)	This caption includes an item for employment obligations to be transferred to PT Portugal in the total amount of Euro 3.6 million.

35.           Deferred income

The amounts included under this heading were transferred to Oi on May 5, 2014, under the framework of the capital increase carried out by this entity (Note 1). As at December 31, 2013, this caption is made up as follows:

Euro

31 Dec 2013
Advance billing:
Traffic	56,241,191
Other advance billing	32,385,833
Contractual penalties imposed to customers	74,997,684
Customer retention programs	7,906,459
Other	75,253,077
246,784,244

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36.           Provisions

Most of the amounts included under this caption on December 31, 2013 were transferred to Oi on May 5, 2014, under the framework of the capital increase carried out by this entity (Note 1). As at December 31, 2013 and 2014, this caption is made up as follows:

Euro

	31 Dec 2014	31 Dec 2013
Provisions for risks and costs
Litigation	73,500	18,080,105
Taxes (Note 12)	2,358	61,955,874
Other	27,110,319	11,024,940
	27,186,177	91,060,919
	27,186,177	91,060,919

In addition to the amounts transferred on May 5 2014, PT SGPS derecognized provisions for fiscal contingencies in the total amount of approximately Euro 27 million (Note 12), within the framework of an agreement entered into with Oi in which it assumed responsibility for direct payment of all of the contingencies originating before May 5, 2014, either related to PT SGPS’s former subsidiaries or directly related to PT SGPS, and as such, any related expenses will not be borne by PT SGPS. Because these provisions were related to income tax, this reversion was recognized as a gain under the “Income tax” caption in the Consolidated Income Statement (Note 12).

In the caption Others, there is a provision in the amount of 27 million euros pertaining to the finantial impact of the Exchange agreement entered into with Oi.

37.           Other current and non-current liabilities

Most of the amounts included under this caption were transferred to Oi on May 5, 2014, under the framework of the capital increase carried out by this entity (Note 1). As at December 31, 2014 and 2013, this caption is made up as follows:

Euro

	31 Dec 2014	31 Dec 2013
Other current liabilities
Dividends payable (i)	856,549	13,980,981
	856,549	13,980,981
Other non-current liabilities
Assets retirement obligation	—	18,366,291
Other	—	5,040,232
	—	23,406,523

(i)

As at December 31, 2014, this caption relates to the dividends from previous years payable to PT SGPS shareholders whose holdings of shares were not identified at the time of payment. As at December 31, 2013, this caption also includes dividends payable to non-controlling shareholders of the international operations that were excluded from consolidation from May 5, 2014, within the framework of the Oi capital increase (Note 1).

38.           Own capital

38.1 Share capital

The share capital of PT SGPS, which is fully subscribed and paid in, was as at December 31, 2014, and 2013, Euro 26,895,375 represented by 896,512,500 shares, with a nominal value of three Euro cents each and distributed as follows:

•                  896,512,000 common shares; and

•                  500 Category A shares.

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At the PT SGPS Annual General Meeting held on July 26, 2011, an amendment was approved to the Company’s articles of association to remove the special rights allocated to the 500 Category A shares (designated by “golden share”). As a consequence of this approval, these shares grant no special rights.

38.2 Treasury shares

As at December 31, 2014, and 2013, this caption is made up as follows:

Euro

	2014	2013
Shares held by Portugal Telecom	178,071,827	178,071,827
Shares held by Oi	—	159,449,089
	178,071,827	337,520,916

In the past, PT SGPS entered into equity swap contracts on 20,640,000 treasury shares which were recognized as an effective acquisition of treasury shares, thus implying the recognition of the financial liability for the corresponding acquisition cost. In 2014, as mentioned in Note 32, PT SGPS executed the physical exercise of these contracts, under which PT SGPS directly held these 20,640,000 treasury shares in portfolio as at December 31, 2014, while as at December 31, 2013, these shares were indirectly held through equity swap contracts.

Under the strategic partnership between PT SGPS and Oi, under which it was envisaged that Oi would acquire up to 10% of the outstanding shares of PT SGPS, Oi acquired 89,651,205 shares of PT SGPS up to December 31, 2012, representing 10.0% of the share capital. PT SGPS’s share in this investment was classified as treasury shares in the Consolidated Statement of Financial Position and amounted to Euro 159,449,089 as at December 31, 2013 On May 5, 2014, under the Oi capital increase, PT SGPS derecognized these treasury shares indirectly held through the investment in Oi.

38.3. Legal reserve

Commercial law and PT SGPS’s articles of association provide that at least 5% of the net annual income must be appropriated to strengthen the legal reserve until this reserve represents 20% of the share capital. This reserve is not available for distribution to shareholders unless on company liquidation, but may be used to absorb losses, once all other reserves have been exhausted, or for incorporation in the capital. As at December 31, 2014, and 2013, the legal reserve was Euro 6,773,139 and was already fully incorporated, corresponding to more than 20% of the share capital.

38.4. Reserve for treasury shares

The reserve for treasury shares relates to the recognition of a non-distributable reserve equivalent to the nominal value of the canceled shares or to the acquisition cost of treasury shares held by PT SGPS. This reserve has the same legal regime as the legal reserve. As at December 31, 2014 and 2013, this reserve relates to shares canceled on December 20, 2007, March 24, 2008, and December 10, 2008, in the amount of Euro 6,970,320. In 2014, this caption also includes reserves in the amount of Euro 178,071,827 relating to the acquisition cost of the 20,640,000 treasury shares directly held in portfolio (Note 38.2).

38.5. Revaluation reserve and other reserves and accumulated earnings

As at December 31, 2014, and 2013, this caption was made up as follows:

102

Euro

	2014	2013

Retained earnings	2,708,602,279	2,732,172,798
Net income	(302,790,437)	330,980,955
Free reserves	105,209,244	105,209,244
Actuarial losses (i)	—	(522,002,120)
Revaluation reserve (i)	—	558,619,470
Cumulative foreign currency translation adjustments (ii)	(960,498,126)	(1,159,428,931)
Income and expenses recognized directly in equity (iii)	(438,660,791)	(107,349,957)
	1,111,862,169	1,938,201,459

(i)	These captions were related to discontinued operations that were transferred to Oi on May 5, 2014, for which the respective balance on that date was transferred to retained earnings.

(ii)

The change in this caption reflect (1) The adjustments of the exchange rate applied to investments in Oi and its controlling shareholders in 2014 and the exchange rate adjustments related to international operations, from January 1 until April 30, 2014, which were transferred to Oi under the capital increase on May 5, 2014, in the total amount of Euro 160 million, and (2) the accumulated value of the exchange rate adjustments related to discontinued activities in the amount of Euro 39 million, which was transferred to the net income on the date of contribution of the same to the Oi capital increase carried out on May 5, 2014 (Note 1).

(iii)

This caption relates to the accumulated amount of net losses recorded directly in own capital from March 2011, to December 31, 2014, under the application of the equity method to the Oi investment and to its controlling shareholders. The increase that occurred in 2014 is related to losses directly recorded by Oi against equity as explained in the Consolidated Statement of Comprehensive Income. On May 5, 2014, the Company transferred to accumulated earnings the losses related to subsidiaries that were transferred to Oi under the capital increase (Note 1).

39.           Guarantees and financial commitments

As at December 31, 2014 and 2013, the Company had presented the following guarantees and comfort letters to third parties:

Euro

	2014	2013

Bank and other guarantees presented tax authorities and other public entities (i)	384,314,678	329,492,097
Bank guarantees presented by Portugal Telecom to European Commission (ii)	12,843,050	—
Bank guarantees presented by Portugal Telecom to EIB (iii)	—	491,428,571
Bank and other guarantees presented to other entities by:
Meo, S.A. (iv)	—	26,023,980
PT Comunicações (v)	—	21,153,349
Other companies	—	21,331,535
Total	397,157,728	889,429,532

(i)

The bank and other guarantees presented to the fiscal authorities essentially include Euro 378 million related to the tax assessments received by PT SGPS. The Company presented legal challenges to these assessments and, in accordance with Portuguese law, provided collateral in order to avoid the initiation of enforcement proceedings, which, in the absence of guarantee or payment of the contested tax, would continue until the request of a pledge of sufficient assets to cover the request tax. Portuguese law, while always allowing for the appeal of taxes liquidited by the tax authorities, only suspends enforcement proceedings upon payment of the tax or the provision of a guarantee. Providing a guarantee of security thereby avoids the payment of tax before the appeal decision or attachment of assets in enforcement proceedings. These guarantees were presented by PT SGPS as a controlling company of the consolidated tax in the years in question, even though as at December 31, 2014, the contingencies associated to these guarantees are not the Company’s responsibility, having been transferred to Oi (Note 36).

(ii)

As at December 31, 2014, these bank guarantees were presented to the European Commission under an alleged infringement of article 101 of the TFEU, with reference to the alleged non-competition commitment in the Iberian market between PT SGPS and Telefónica (Note 36).

(iii)	As at December 31, 2013, these bank guarantees were presented by PT SGPS to the European Investment Bank in connection with loans obtained from this bank

(iv)

As at December 31, 2013, the bank guarantees requested by MEO, SA include primarily a bank guarantee presented to Anacom amounting to Euro 24 million related to the total installments due under the acquisition of the LTE license completed in December 2011.

(v)

As at December 31, 2013, the bank guarantees requested by PT Comunicações were presented essentially to the following entities: (1) Municipal Council’s , which relate mainly to the payment of taxes and other fees in connection with PT SGPS’s use of public rights-of-way; and (2) Anacom, which relate mainly to an open contest for granting the right of use of national frequencies for the television service.

Under the agreements entered into with Oi, Oi has to substitute the bank guarantees provided by PT SGPS to the Tax Authority and to the European Commission for guarantees provided by Oi. Where this substitution is not possible due to demands of the counterparty, Oi has undertaken to provide equivalent guarantees in favor of PT SGPS.

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40.           Consolidated Statement of Cash-flows

(a)             Short-term investments

These captions primarily include receipts from matured short-term treasury investments and payments relating to new short-term treasury investments. The net income for the fiscal year of 2014, was Euro 186,373,080, compared to net payments of Euro 74,416,927 for the 2013 fiscal year. During 2014, net receipts essentially concern the settlement of treasury investments made by Bratel Brasil until May 5, 2014, the date on which this entity used the amounts obtained from the majority of these investments, together with the amount obtained from a capital increase carried out by Bratel BV, to subscribe to a portion of the convertible bonds issued by specific companies that directly or indirectly control AG and LF, as mentioned in Note 1.

(b)             Dividends received

During the 2014 and 2013 fiscal years, this caption shows the respective dividends received from Contax, in the amount of Euro 514,654, and from Oi, in the amount of Euro 86,439,663.

(c)              Payments regarding financial investments

This caption relates to the total amount of R$4,788 million (Euro 1,555 million) that Bratel Brasil and PTB2 used to subscribe to convertible bonds issued by specific entities that directly or indirectly control AG and LF, an amount which was ultimately used to reimburse AG and LF’s debt and to subscribe to convertible bonds issued by TmarPart, which in turn also used the resulting resources to reimburse its debt, as explained in greater detail in Notes 1 and 25.

(d)             Payments relating to loans obtained

During the 2014 fiscal year, the payments relating to loans obtained, in the amount of Euro 73,246,846, essentially reflect the reimbursement of the liability relating to equity swap contracts, in the amount of Euro 73,210,079 (Note 32), and payments associated to financial lease contracts.

(e)              Cash and cash equivalents at the end of the fiscal year

As at December 31, 2014, and 2013, this caption was made up as follows:

Euro

	31 Dec 2014	31 Dec 2013
Cash	6,003	10,526,405
Demand deposits	13,619,441	94,713,210
Time deposits	93,000,000	1,455,485,775
Other bank deposits	2,886,156	98,225,124
	109,511,599	1,658,950,514

41.           Related parties (IAS 24)

a)Associated and jointly-controlled companies

PT SGPS maintained an influence on the companies below until the capital increase in Oi on May 5, 2014, when it contributed its 100% holding in PT Portugal’s share capital, including the indirect investments in these associated companies. Consequently, as PT SGPS no longer has a direct holding in these associated companies as at December 31, 2014, the tables below show the balances as at December 31, 2013, between PT SGPS and its associated companies and joint ventures, and the transactions between PT SGPS and these same entities that occurred during the four months ending April 30, 2014, before the Oi capital increase, and during the 2013 fiscal year:

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Euro

	Accounts receivable		Accounts payable		Loans granted
Company	31 Dec 2014	31 Dec 2013	31 Dec 2014	31 Dec 2013	31 Dec 2014	31 Dec 2013
Joint ventures (ii)	114,903	4,685,059	7,874,531	24,796	—	—
International companies:
Unitel	—	238,241,859	—	2,638,599	—	—
Multitel	—	6,265,431	—	229,884	—	915,058
Other	—	646,420	—	—	—	—
Domestic companies:
Páginas Amarelas (i)	—	173,050	—	1,325,856	—	—
PT-ACS	—	3,372,065	—	3,103,827	—	—
Fundação PT	—	341,983	—	—	—	—
Sportinveste Multimédia	—	56,864	—	226,993	—	32,282,861
Siresp	—	28,024	—	5,860	—	1,260,909
Other	—	410,491	—	1,129,313	—	2,392,443
	114,903	254,221,246	7,874,531	8,685,128	—	36,851,271

Euro

	Costs		Revenues		Interest and other financial costs
Company	2014	2013	2014	2013	2014	2013

Joint ventures (ii)	4,307,970	174,684	4,246,651	10,226,830	41,060,379	—
International companies:
Unitel	2,579,292	6,656,346	4,542,112	13,793,167	—	—
Multitel	62,348	454,120	476,471	1,745,267	—	—
CTM (i)	—	74,739	—	88,654	—	—
Other	—	223	—	—	—	—
Domestic companies:
Páginas Amarelas (i)	—	21,179,202	—	2,754,786	—	—
PT-ACS	3,910,991	6,495,377	—	2,826,715	—	—
Sportinveste Multimédia	143,441	908,541	58,727	172,728	10,798	32,820
Siresp	—	—	6,490,862	15,397,196	16,738	58,095
Other	229,763	724,985	1,297,778	4,354,399	40,057	124,809
	11,233,805	36,668,217	17,112,601	51,359,742	41,127,972	215,724

(i)        The Yellow Pages and CTM investments were sold in January 2014 and June 2013, respectively.

Although the companies were not associates on December 31, 2014 and PT SGPS did not have significant influence on these entities at that time, the above entities (except the investments in Yellow Pages and CTM) continued to be Oi investments on December 31, 2014.

b) Others

For the fiscal years ended December 31, 2014 and 2013, fixed remuneration of Board members, which were established by the Remuneration Committee, amounted to Euro 5.02 million and Euro 5.52 million respectively.

Under the terms of the remuneration policy established by the Remuneration Committee, the executive Board members are entitled to receive a variable remuneration depending on performance achieved, 50% of which must be paid the following year and the remaining 50% must be paid three years later if certain performance measures are met. PT SGPS annually recognizes the charges for this variable compensation.

For the fiscal year ended December 31, 2014, the annual variable compensation for the year 2013 paid to 7 Board members totaled Euro 1.74 million. For the year ended December 31, 2013, the variable compensation related to 2012 paid to executive Board members amounted to Euro 2.2 million. Additionally, in the year 2014, in accordance with established policy for executive directors, PT SGPS to paid an amount of Euro 4.89 million to current and former executive Board members for the variable remunerations of 2010 and the associated bonus in respect of the Vivo sale. Additionally, within the scope of the termination of executive functions, Euro 2.68 million was paid, which includes an amount relating to deferred bonuses of previous years.

Under the strategic partnership agreement signed with Oi and Contax, four Board members of PT SGPS (five in 2013) carried out executive roles in these companies (jointly controlled entities of the Company) and received in 2014 and 2013 total fixed compensation in the amount of R$0.72 million (Euro 0.2 million) and R$1.02 million (Euro 0.4 million), respectively, which was established by the competent corporate bodies, according to local legislation.

In addition to the above remuneration, Board members are entitled to fringe benefits that are primarily used in carrying out their daily functions.

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For the year ended December 31, 2014, PT SGPS key employees received fixed and variable remuneration amounting to Euro 1.2 million and Euro 0.3 million, respectively. For the year ended December 31, 2013, the PT SGPS directors received fixed and variable remuneration amounting to Euro 4.4 million and Euro 2.2 million respectively.

On December 31, 2014, no stock based or any compensation program of was in force nor any other or termination benefit programme.

On December 31, 2014, PT SGPS has no outstanding amounts payable with the members of the Board of Directors or key management personnel.

For the year ended December 31, 2014, the fees paid to the Statutory Auditor of PT SGPS amounted to Euro 0.26 million, corresponding to audit fees with respect to PT SGPS.

For additional information related to the remuneration of Board members and Key employees, we refer readers to the Corporate Governance Report included in the Annual Report.

42.           Shareholders with Qualified Holdings

The Company believes that it is relevant to disclose outstanding balances and transactions with its main shareholders, notably those with a qualified holding of more than 2% in PT SGPS’s share capital and with all the entities reported by these shareholders as being part of the respective economic groups. The tables below present the balances as at December 31, 2014, and December 31, 2013, and the transactions that took place in the fiscal years ending 2014 and 2013, between the PT SGPS Group and these entities that are identified as shareholders with qualified holding and respective economic groups:

Euro

	31 Dec 2014		31 Dec 2013
Shareholder	Cash equivalents	Contas a pagar	Accounts receivable	Accounts payable	Cash equivalents (i)	Short-term investments		Loans and financings (iii)

Novo Banco, S.A. (iv)	371,430	5,755,946	—	—	—	—		—
Grupo BES (iv)	—	—	1,428,622	—	1,402,888,437		(ii)	14,517,265
Morgan Stanley	—	3,250,000	—	—	—	—		—
Visabeira	—	—	34,768,339	20,322,411	—	—		—
Controlinveste	—	—	463,937	8,545,056	—	—		—
RS Holding	—	—	268,962	389,724	—	—		—
	371,430	9,005,946	36,929,860	29,257,191	1,402,888,437	—		14,517,265

(i)                 As at December 31, 2013, cash equivalents mainly include term deposits at Banco Espírito Santo and at Banco Espírito Santo Investimento.

(ii)              Additionally, as at December 31, 2013, this balance also comprised Euro 750 million of debt instruments issued by Espírito Santo International (Note 17), subscribed through BES, which were reimbursed in February 2014 and the received amounts reinvested in debt notes issued by Rio Forte, as described below and in Note 1 for a total amount of 897 million euros, which were transferred to Oi on May 5, 2014.

(iii)           In addition to the amount included in this caption, PT SGPS issued a commercial paper in the amount of Euro 200 million in which Banco Espírito Santo acted as commercial paper transfer agent.

(iv)          From August 3, 2014, onwards the qualified holding of PT SGPS previously held or imputed to Banco Espírito Santo, S.A., is held by Novo Banco, S.A.

Euro

	2014 (i)			2013
Shareholder	Revenues and gains	Costs and losses	Net interest income	Revenues and gains	Costs and losses	Net interest income
Novo Banco, S.A. (ii)	—	570,311	—	—	—	—
Grupo BES (ii)	4,667,477	13,065,743	13,772,609	15,631,326	14,769,075	39,046,876
Morgan Stanley	—	3,250,000	—	—	—	—
Visabeira	2,245,730	22,608,561	—	11,290,365	79,668,692	—
Controlinveste	712,744	19,898,270	—	2,469,041	47,360,248	—
RS Holding	143,861	1,228,160	—	507,475	2,930,813	—
UBS	—	—	(15,000)	39	—	(45,000)
	7,769,812	60,621,045	13,757,609	29,898,246	144,728,828	39,001,876

(i)        As mentioned above, this caption mainly reflects the transactions that occurred up to May 5, 2014, because as from that date PT SGPS no longer controlled the entities that were contributed towards Oi’s capital increase and which were the counterpart in most of the transactions with shareholders with qualified stakes.

(ii)     From August 3, 2014 onwards, the qualified holding of PT SGPS previously held or imputed to Banco Espírito Santo, S.A., is held by Novo Banco, S.A.

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During February 2014, certain companies, then part of the PT SGPS Group, subscribed for short-term securities (between 50 and 70 days) issued by Rioforte, the principal value of which totaled Euro 897 million. These securities matured during April 2014, whereby the interest due on such maturity dates was received in full at that time, and the principal amount was re-invested in the Rioforte Investments, with the following characteristics:

a) On April 15, 2014, PTIF subscribed to Euro 647 million in notes (“Notes”), which matured on July 15, 2014. The terms and conditions of this transaction define the Notes as unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness. The defined yield was 3.75% per annum (Current Base/360). The designated jurisdiction for any dispute is Luxembourg;

b) On April 15, 2014, Portugal Telecom subscribed to Euro 200 million in notes (“Notes”), which matured on July 15, 2014. On May 5, 2014, the Notes were transferred to PT Portugal as part of the process of transferring all assets and liabilities directly held by PT to PT Portugal for the purpose of the latter’s contribution in the Oi Capital Increase. These issuances were made through a private placement under the prospectus prepared by the issuer and dated December 21, 2012, entitled “Eur 1,000,000,000 Euro Medium Term Note Programme,” which was approved by the Luxembourg Commission de Surveillance du Secteur Financier. The terms and conditions of this operation defined the notes as “Senior” unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness. The defined yield was 3% per annum (Current Base/360). The designated jurisdiction appointed for any dispute is Luxembourg; and

c) On April 17, 2014, PTIF subscribed to Euro 50 million in notes (“Notes”), which matured on July 17, 2014. This issuance was made through a private placement under the prospectus prepared by the issuer and dated September 21, 2012, entitled “Eur 1,000,000,000 Euro Medium Term Note Programme,” which was approved by the Luxembourg Commission de Surveillance du Secteur Financier The terms and conditions of this transaction defined the notes as “Senior” unsecured and unsubordinated debt, pari passu in terms of payment with the issuer’s other unsecured and unsubordinated indebtedness. The defined yield was 3.75% per annum (Current Base/360). The designated jurisdiction for any dispute is Luxembourg.

These debt instruments were contributed by PT SGPS for Capital Increase of Oi, and reached their maturity on July 15 and 17, 2014, without having been settled by the issuer. The Introduction to the Notes to the Consolidated Financial Statements describe the issues relative to these intruments, as well as the agreements entered into with Oi for the exchange of these with shares underwritten by PT in the Capital Increase of Oi.

43.           Financial Instruments

43.1. Financial Risks

PT SGPS is exposed basically to (i) market risks related with changes in currency exchange rates and interest rates, (ii) credit risks and (iii) liquidity risks. The main objective of risk management at PT SGPS is to reduce these risks to an acceptable level.

43.1.1. Currency exchange risks

Currency exchange risks are essentially related with PT SGPS investments in Brazil. On December 31, 2014 and 2013, net exposure (assets minus liabilities, net of non-controlling interests) in Brazil amounted to R$3,983 million (Euro 1,237 milliion) and R$9,013 million (Euro 2.767 million), respectively. Risks relative to Company investments in operations abroad basically concern with joint

107

venture investments (Note 30). PT SGPS does not have any contracted derivative instrument to hedge currency exchange risk associated with investments in foreign companies.

The effect on PT SGPS’s equity resulting from hypothetical changes in risk variables relevant is the impact of the valuation (devaluation) of the Real against the Euro in 0.1 from 3.22 to 3.12 (3.32), would be an increase (decrease) in net assets on December 31, 2014, of approximately Euro 40 million (Euro 37 million), corresponding to adjustments in currency exchange conversion for investments in Brazil.

43.1.2. Interest rate risk

On December 31, 2013, PT SGPS was exposed to interest rate risks essentially associated with interest on and resulting from debt and financial applications at variable interest rates. PT SGPS was essentially exposed to such risks in the Eurozone, and therefore, the consolidated debt of the Group was basically exposed to the Euribor rate.

43.1.3. Credit risk

Credit risk is essentially associated with the risk of a counterpart defaulting on contractual obligations, resulting in financial loss to the Group. PT SGPS is essentially subject to credit risk in its operational and treasury activities.

Criteria used to calculate receivable adjustments are based on recoverability analysis of receivables on a regular basis.

On December 31, 2014, the receivables balance was not considered as significant.

Risks associated with treasury activities essentially result from investments made by the Group in cash investments. As mentioned before, in order to mitigate this risk, PT SGPS put into place an investment diversification policy as of July 2014, so that investment in a financial institution is not greater than 34% of the total treasury applications. Thus, it ensures that amounts are invested in short term applications in diverse and reputed financial institutions.

During 2013 and the period from January to May 2014, there was a concentration of deposits and investments in the BES Group, including on December 31, 2013, debt securities issued by Espirito Santo International and, subsequently, debt securities issued by  Rio Forte , as described in Note 1 and Note 42.

43.1.4. Liquidity risk

This risk may occur if funding sources, such as available cash, operating cash flow and those obtained from divestment, lines of credit and financing operations, do not meet the existing needs, whether for outflows for operational and financing activities, whether for investments to remunerate shareholders and for debt repayment.

43.2. Other disclosures about financial instruments

On December 31, 2014 and 2013, as defined by IAS 39, the accounting value of each one of the categories of financial assets and liabilities was as follows (in millions of euros):

108

Euro million

		31 Dec 2014		31 Dec 2013
	Fair value	Carrying	Fair	Carrying	Fair
Caption	hierarchy (i)	value	value	value	value
Financial assets carried at amortised cost:
Cash and cash equivalents (Note 40.e)		109.5	109.5	1,659.0	1,659.0
Short-term investments		—	—	914.1	914.1
Accounts receivable - trade		—	—	763.1	763.1
Accounts receivable - other		0.1	0.1	407.5	407.5
Investments in group companies - loans granted		—	—	5.4	5.4
		109.6	109.6	3,749.2	3,749.2
Financial liabilities carried at amortised cost:
Debt - exchangeable bonds	Level 1	—	—	743.0	763.4
Debt - bonds	Level 1	—	—	4,731.3	4,964.2
Debt - bank loans	Level 2	—	—	1,233.3	1,238.7
Debt - equity swaps on treasury shares	Level 2	—	—	73.2	(8.3)
Debt - other loans		—	—	542.0	542.0
Accounts payable (Note 33)		9.0	9.0	587.7	587.7
Accrued expenses (Note 34)		23.4	23.4	534.7	534.7
Other current liabilities		0.9	0.9	14.0	14.0
Other non-current liabilities		—	—	5.0	5.0
		33.3	33.3	8,464.2	8,641.4
Financial liabilities recorded according to IAS 17
Debt - finance leases (Note 32)		0.1	0.1	48.3	48.3
		0.1	0.1	48.3	48.3

(i)                                     IFRS7 Financial Instruments requires that the fair value of financial assets and liabilities must be based on assumptions that participants in the market would consider when evaluating an asset or liability and determine a hierarchy that would give priority to information used to make those assumptions, especially in a fair value measurement hierarchy. Such hierarchy assigns greater weight to available information in the market (observational data) and less weight to information based on non-observational data, from Level 1 to Level 3, respectively.

109

44.           Subsequent events

As explained in greater detail in Note 1, on March 4, 2015, the CVM approved the execution of the Exchange Agreement and the Call Option entered into between the Company and Oi, PT Portugal and PT Finance, which were later approved at the Oi Annual General Meeting on March 26, 2015. The exchange agreement was executed into on March 30, 2015, and under which PT SGPS from that date came to hold the debt securities issued by Rio Forte, with a nominal value of Euro 897 million, reducing its direct and effective holding in Oi from 35.8% to 22.8% and from 39.7% to 27.5%, respectively. On March 31, 2015, PT SGPS’s Board of Directors concluded negotiations with the remaining significant shareholders of Oi for a new agreement between the parties in relation to Oi’s corporate structure and governance model, the main characteristics of which are described in Note 1.

Below are stock price variations of Oi between December 31, 2014, and March 31, 2015:

Price per share

	2014	2015
	31.12	31.03
Oi ON share price (Reais)	9.15	5.14
Oi PN share price (Reais)	8.61	5.13
Real/Euro foreign exchange rate	3.2207	3.4958
Oi ON share price (Euro)	2.84	1.47
Oi PN share price (Euro)	2.67	1.47

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EXHIBITS

A - Perimeter on December 31, 2014

A - Perimeter on December 31, 2013

I.           Subsidiary companies

II.      Associated companies

111

A - Perimeter on December 31, 2014

PERCENTAGE OF OWNERSHIP

						Dec 14	Dec13
Company	Notes	Head office	Tipo de empresa	Activity	Direct	Effective	Effective
Bratel BV		Amsterdam	Subsidiaries	Management of investments	PT SGPS (100%)	100.0%	100.0%
Bratel Brasil, SA		São Paulo	Subsidiaries	Management of investments	Bratel BV (100%)	100.0%	100.0%
PTB2 S.A.	(a)	São Paulo	Subsidiaries	Management of investments	Bratel BV (100%)	100.0%	100.0%
Marnaz Holdings S.A.		São Paulo	Subsidiaries	Management of investments	Bratel BV (100%)	100.0%	—
Sayed RJ Participações, S.A.		Brazil	Jointly controlled	Management of investments	PTB2 (65%)	65.0%	—
Venus RJ Participações, S.A.		Brazil	Jointly controlled entities	Management of investments	PTB2 (65%)	65.0%	—
PASA Participações, S.A.		Brazil	Jointly controlled entities	Management of investments	Bratel Brasil, SA (57.5%); Venus (42.5%)	85.1%	35.0%
EDSP75 Participações, S.A.		Brazil	Jointly controlled entities	Management of investments	Bratel Brasil, SA (57.5%); Sayed (42.5%)	85.1%	35.0%
AG Telecom Participações, S.A.		Brazil	Jointly controlled entities	Management of investments	PASA Participações, SA (57.5%)	57.5%	35.0%
LF Tel, S.A.		Brazil	Jointly controlled entities	Management of investments	EDSP75 Participações, SA (57.5%)	57.5%	35.0%
Telemar Participações, S.A.		Brazil	Jointly controlled entities	Management of investments	Bratel Brasil, SA (5%); AG Telecom Participações, SA (37.2%); LF Tel, SA (37.2%)	68.4%	25.6%
Oi, S.A.		Brazil	Jointly controlled entities	Provider of telecommunication services in Brazil	Portugal Telecom (32,8%); Bratel Brasil, SA (3,0%); Telemar Participações (3,7%); AG Telecom	39.7%	23.2%
Contax, S.A.		Brazil	Jointly controlled entities	Call center services	—	—	21.1%
CTX Participações, S.A.		Brazil	Jointly controlled entities	Management of investments	—	—	44.4%
Ericsson Inovação S.A.		Brazil	Jointly controlled entities	Development and licensing of customizable computer programs	—	—	49.0%

  (a)       This company was formerly Istres Holdings S.A..

112

A - Perimeter on December 31, 2013

I.           Subsidiary companies

Subsidiaries in Portugal

PERCENTAGE OF OWNERSHIP

				Dec 13
Company	Notes	Head office	Activity	Effective
Portugal Telecom (Empresa-mãe)	Note 1	Lisbon	Holding company.
Directel - Listas Telefónicas Internacionais, Lda. (“Directel”)		Lisbon	Publication of telephone directories and operation of related data bases.	75.00%
Infonet Portugal — Serviços de Valor Acrescentado, Lda		Lisbon	Commercialization of value addedproducts and services in the área of information and communication by computer through access to the Infonet world network.	90.00%
Openideia - Tecnologias de Telecomunicações e Sistemas de Informação, S.A.		Aveiro	Provision of IT systems and services.	100.00%
Portugal Telecom Data Centre, SA		Covilhã	Provision of services and product supply in the area of information systems and technologies, including data processing, hosting and related aspects.	100.00%
PT Pay, SA		Lisbon	Providing payment services.	100.00%
Portugal Telecom Inovação, SA (“PT Inovação”)		Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	100.00%
Postal Network — Prestação de Serviços de Gestão de Infra-estrutura de comunicações ACE		Lisbon	Providing postal network services.	51.00%
Previsão — Sociedade Gestora de Fundos de Pensões, SA		Lisbon	Pension fund management.	82.05%
PT Centro Corporativo, SA		Lisbon	Providing consultant service to Group companies.	100.00%
PT Comunicações, SA		Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	100.00%
PT Contact - Telemarketing e Serviços de Informação, SA (“PT Contact”)		Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	100.00%
PT Imobiliária, SA		Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	100.00%
PT Investimentos Internacionais, SA (“PT II”)		Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	100.00%
PT Móveis, SGPS, SA (“PT Móveis”)		Lisbon	Management of investments in the mobile business.	100.00%
PT Participações, SGPS, SA		Lisbon	Management of investments.	100.00%
PT Portugal, SGPS, SA		Lisbon	Management of investments.	100.00%
PT Prestações-Mandatária de Aquisições e Gestão de Bens, SA (“PT Prestações”)		Lisbon	Acquisition and management of assets.	100.00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, SA		Lisbon	Shared services center.	100.00%
PT Sales - Serviços de Telecomunicações e Sistemas de Informação , SA (“PT Sales”)		Lisbon	Provision of telecommunications services and IT systems and services.	100.00%
PT Ventures, SGPS, SA		Madeira	Management of investments in international markets.	75.00%
PT-Sistemas de Informação, SA (“PT SI”)		Oeiras	Provision of IT systems and services.	100.00%
MEO — Serviços de Comunicações e Multimédia, S.A.		Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	100.00%
TPT - Telecomunicações Publicas de Timor, SA (“TPT”)		Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	76.14%
Use.it® - Virott e Associados, Lda.		Lisbon	Provision of research, design, programming, information and support systems.	52.50%
PT BlueClip		Lisbon	Providing consultant service to Group companies.	100.00%

Subsidiaries in Brazil

PERCENTAGE OF OWNERSHIP

				Dec13
Company	Notes	Head office	Activity	Effective
Portugal Telecom Brasil, S.A.		São Paulo	Management of investments.	100.00%
Portugal Telecom Inovação Brasil, Ltda.		São Paulo	Development of information technologies and telecommunications services.	100.00%
PT Multimédia.com Brasil, Ltda. (“PTM.com Brasil”)		São Paulo	Management of investments.	100.00%

113

Subsidiaries in Africa

PERCENTAGE OF OWNERSHIP

				Dec 13
Company	Notes	Head office	Activity	Effective
Cabo Verde Móvel, S.A.		Praia	Mobile telecommunications services in Cabo Verde.	30.00%
Cabo Verde Multimédia, S.A.		Praia	Multimedia telecommunications services in Cabo Verde.	30.00%
Cabo Verde Telecom, SARL		Praia	Provides telecommunications services.	30.00%
Cellco - Ste Cellulaire du Congo SARL		Congo	Telecommunications services in Congo	61.00%
Contact Cabo Verde — Telemarketing e Serviços de Informação, SA		Praia	Call and contact center services.	100.00%
CST — Companhia Santomense de Telecomunicações, SAR.L.		São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	38.25%
Directel Cabo Verde — Serviços de Comunicação, Lda.		Praia	Publication of telephone directories and operation of related databases in Cabo Verde	57.00%
Directel Uganda — Telephone Directories, Limited		Uganda	Publication of telephone directories.	75.00%
Elta - Empresa de Listas Telefónicas de Angola, Lda.		Luanda	Publication of telephone directories.	41.25%
Openideia Marrocos, S.A.		Casablanca	Provision of IT systems and services.	100.00%
Openideia Angola, S.A.		Luanda	Provision of telecommunications services and IT systems and services.	100.00%
Kenya Postel Directories, Ltd.		Nairobi	Production, editing and distribution of telephone directories and other publications.	45.00%
LTM - Listas Telefónicas de Moçambique, Lda.		Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	37.50%
Mobile Telecommunications Limited		Namíbia	Mobile cellular services operator	25.50%
TMM - Telecomunicações Móveis de Moçambique, S.A.		Maputo	Mobile cellular services operator	98.00%
STP Cabo, SARL		São Tomé e Principe	Submarine cable manager	28.50%

Other subsidiaries

PERCENTAGE OF OWNERSHIP

				Dec 13
Company	Notes	Head office	Activity	Effective
Carrigans Finance S.A.R.L		Luxembourg	Management of investments.	100.00%
Africatel GmbH		Germany	Management of investments	100.00%
Africatel Holdings, BV		Amsterdam	Management of investments	75.00%
CVTEL, BV		Amsterdam	Management of investments.	100.00%
Portugal Telecom Europa, S.P.R.L. (“PT Europa”)		Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	98.67%
Portugal Telecom Internacional Finance B.V		Amsterdam	Obtaining financing for the group in international markets.	100.00%
Timor Telecom, SA		Timor	Provider of telecommunications services in Timor	44.17%

114

II.                Associated companies

Associated companies in Portugal

PERCENTAGE OF OWNERSHIP

				Dec 13
Company	Notes	Head office	Activity	Effective
Janela Digital - Informativo e Telecomunicações, Lda		Caldas da Rainha	Development of IT solutions to the real state market.	50.00%
Broadnet Portugal		Lisbon	Provision of services to access the internet.	21.27%
Caixanet — Telemática e Comunicações, SA		Lisbon	Provision of e.banking services.	15.00%
Capital Criativo - SCR, SA		Loures	Management of investments.	20.00%
Entigere — Entidade Gestora Rede Multiserviços, Lda.		Lisbon	Networks management.	25.00%
INESC — Instituto de Engenharia de Sistemas e Computadores, SA (“INESC”)		Lisbon	Scientific research and technological consultancy.	35.89%
INESC Inovação - Instituto de novas tecnologias		Lisbon	Scientific research and technological consultancy.	32.30%
Multicert — Serviços de Certificação Electrónica, SA		Lisbon	Supply of electronic certification services.	20.00%
Páginas Amarelas		Lisbon	Production, editing and distribution of telephone directories and publications.	20.00%
PT P&F ACE		Lisbon	Consultancy services, advice and support to the implementation of printing & finishing processes.	49.00%
Yunit Serviços, SA		Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	33.33%
Siresp — Gestão de Rede Digitais de Segurança e Emergência, SA		Lisbon	Networks management.	30.55%
Sportinvest Multimédia, SGPS, SA		Lisbon	Management of investments.	50.00%
Tradeforum-Soluções de Comercio Electronico, A.C.E.		Lisbon	Provides solutions for e-commerce business-to-business on the domestic market and solutions for automate the purchase process.	16.50%
Vantec — Tecnologias de Vanguarda Sistemas de Informação, S.A.		Lisbon	Solutions and equipments for the audiovisual sector.	25.00%

Other associated companies

PERCENTAGE OF OWNERSHIP

				Dec 13
Company	Notes	Head office	Activity	Effective
Multitel - Serviços de Telecomunicações, Lda.		Luanda	Provision of data communications services and digital information communication services, in Angola.	30.00%
Unitel, SARL.		Luanda	Provision of mobile telecommunications services in Angola.	18.75%
Hungaro Digitel KFT		Budapest	Provision of telecommunications services.	44.62%

115

Glossary

Income from operations	Income before financials and taxes + workforce reduction costs + less (more) amounts on disposal of fixed assets + net other (gains) costs.

Net debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents.

Operating cash-flow	Operating cash-flow = EBITDA - CAPEX +/- change in working capital +/- noncash provisions.

PRB	Post Retirement Benefits Costs. Post Retirement Benefits Costs

116

Board of Directors

Chairman	Board Members
João Manuel de Mello Franco	Alfredo José Silva de Oliveira Baptista
Eurico de JesusTelesNeto
Francisco Ravara Cary
Gerald Stephen McGowan
João Manuel Pisco de Castro
Jorge Freire Cardoso
José Guilherme Xavier de Basto
Marco Norci Schroeder
Maria Helena Nazaré
Mário João de Matos Gomes
Milton Almicar Silva Vargas
Nuno Rocha dos Santos de Almeida e Vasconcellos
Rafael Luís Mora Funes
Rolando António Durão Ferreira de Oliveira
Shakhaf Wine

117

Additional information to shareholders

Contacts

Investor Relations

Luis Sousa de Macedo

Investor relations Director

PT SGPS

Avenida Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

Tel: +351 21 500 1701

Fax: +351 21 500 0800

E-mail: pt-ir@telecom.pt

Shareholders, investors, analysts and other intertested parties should send their requests for information and clarifications (annual and half year reports)

Depositary bank

Deutsche Bank Trust Company Americas

ADR Division

Floor 27

60 Wall Street

New York 10005-2836

Fax: +1(732)544-6346

Holders of ADRs may also request additional information directly from PT`s depositary bank for ADRs in New York.

Website

All publications and communications are available at: www.ptsgps.pt

Registered office

Portugal Telecom, SGPS, SA

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel: +351 21 500 2000

118

Translation of the original version issued in the Portuguese Language

REPORT AND OPINION OF THE AUDIT COMMITTEE
ON THE CONSOLIDATED ANNUAL REPORT AND ACCOUNTS
FOR THE FISCAL YEAR OF 2014

1 — Introduction

Under the terms and for the purposes of paragraph g) to Article 423-F of the Portuguese Commercial Companies Code and of Article 28 of the Company’s articles of incorporation, the Audit Committee of Portugal Telecom, SGPS, SA (“The Company” or “PT SGPS”) hereby presents its report and opinion on the Consolidated Annual Report and Accounts of the Portugal Telecom Group for the year ended December 31, 2014.

2 — Supervisory activities

Within its responsibilities as the Company’s supervisory body, in 2014, the Audit Committee has overseen the management and the evolution of the Company’s businesses and its compliance with the applicable legal, regulatory and accounting rules, and pursued various supervisory activities of the quality and integrity of the consolidated financial information preparation and disclosure processes of the Portugal Telecom Group.

In the course of 2014, and given its special importance, the Audit Committee continued to oversee the development of the process of the planned combination of the businesses of PT and Oi, as discussed in the Memorandum of Understanding announced to the market on 02/10/2013, with the adjustments resulting from the Exchange Agreement and the Call Option Agreement signed on 08/09/2014 and from the Amendment announced to the market on 31/03/2015, on which the parties agreed on a new model of corporate and management structure for Oi, and it should be noted that such business combination has meanwhile been jeopardized by Oi’s decision to sell PT Portugal, which was also approved by the General Shareholders Meeting of PT SGPS.

As soon as the Audit Committee of PT SGPS became aware of the existence of significant investments, made by various companies of PT Group, in financial instruments issued by Rio Forte Investments, S.A. ‘s (an entity of the Espírito Santo Group), which were not repaid on maturity, the Audit Committee initiated an analyses of this matter and prepared three reports for the Board of Directors, dated 10/07, 25/07 and 05/08/2014; pursuant to the discussion of this matter, on 07/08/2014, the Board of Directors of PT SGPS decided to engage PriceWaterhouseCoopers (PwC) to proceed with an

1

independent review of the procedures and acts related to such investments, with the assistance of the Audit Committee. A synthesis of the conclusions of this independent review was included in a Press Release dated 08/01/2015.

Although the Company’s internal control and risk management systems were, generally, considered adequate, in what regards the entering of investments in financial instruments issued first by ESI and subsequently by Rio Forte, the procedures and controls in force within the Group were not strong enough to prevent such investments to occur or to require their approval by the Board of Directors following the pre-approval opinion of the Audit Committee, or their adequate and complete disclosure. The Board of Directors is conducting an overall review of the Company’s internal control, risk management and whistleblowing systems and procedures, to prevent the new occurrence of such a situation, and also to adapt such systems and procedures to the new Company profile, after Oi’s capital increase and the changes, already referred to above, which were introduced to the initial project of the Business Combination.

In the course of 2014, the Audit Committee issued 1 Pre-approval Opinion on the proposal for the PT SGPS’s subscription of a capital increase in Oi, to be realized in kind with the contribution of “PT Assets”, as required by Internal Ruling n.º 111CA, dated February 23, 2011.

As a result of the resignation of Deloitte & Associados, SROC, SA as External Auditor of the Company for the financial year of 2014, presented on December 18, 2014, the Audit Committee approved on 07/01/2015, the engagement of KPMG & Associados - SROC, SA to discharge such responsibilities, under the terms of the related proposal for professional services dated 05/01/2015. Pursuant to KPMG & Associados - SROC, S.A. letter dated 06/02/2015, informing PT that it was unable to accept such appointment; the Audit Committee continued to pursue the actions considered adequate in the circumstances, and, on 16/03/2015, confirmed the engagement of BDO & Associados, SROC, Lda. to conduct an integrated audit of PT SGPS for 2014, as well as the audit of the Company’s related stand alone and consolidated statutory financial statements.

During the fiscal year 2014, the Audit Committee held periodic meetings with the officers responsible for the preparation of the Company’s Standalone Annual Report and Accounts and of the accounts of relevant subsidiaries, as well as with the Company’s Independent Auditors and the Statutory Auditor, with which discussed the adequacy of the accounting principles and valuation criteria adopted in the

2

closing of the accounts and of the criteria adopted in the preparation of the management report. In addition, the Audit Committee has reviewed the Statutory Auditor’s Opinion and the Independent Auditors’ Report, both referring to the aforementioned standalone financial statements approved by the Board of Directors.

The Audit Committee has also supervised the qualifications, independence and work of the Company’s Independent Auditors and Statutory Auditor, as well as of the quality, integrity and effectiveness of the Company’s internal control and risk management systems and of the Internal Audit Function of the PT Group, which is certified by IIA. As far as the internal control system is concerned, we highlight that it was certified by the Company’s previous Independent Auditors in 2014, by reference to the year of 2013, on the basis of the methodology defined by COSO (Committee of Sponsoring Organizations), in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act and, and that a similar review is still in course with reference to 31/12/2014.

As provided for in paragraph 5 of Article 420.º of the Portuguese Commercial Companies Code, the Audit Committee also verified that the Company’s report on its corporate governance structure and practices includes the elements listed in Article 245.º-A of the Portuguese Securities Code that are applicable to the PT Group.

The aforementioned supervisory activities will be further detailed in the Audit Committee’s activities report relating to the year of 2014, to be disclosed in the Company’s website after the issue of its Opinion on the approval of the inclusion of the Company’s consolidated annual accounts in the 2014 Form 20-F, to be filed with the U.S. SEC, with which the Audit Committee will complete its duties for fiscal 2014.

3 — Statement of Responsibility

For the purposes of subparagraph 1, c) of article 245 of the Portuguese Securities Code, the members of the Audit Committee of Portugal Telecom, SGPS, SA identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Audit Committee, while in office:

•                  The information in the management report, the annual financial statements, the statutory audit opinion and the other financial documentation required by law or regulation concerning

3

                        the financial year ended 31 December 2014 were prepared in accordance with the applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and results of Portugal Telecom, SGPS, SA and of the undertakings included in the consolidation perimeter;

•                  The management report for such financial year includes a fair review of the development of the businesses, of the performance and of the position of Portugal Telecom, SGPS, SA and of the undertakings included in the consolidation perimeter, including namely an accurate description of the main risks and uncertainties that those entities face.

4 - Opinion on the consolidated report and accounts for the fiscal year of 2014

As a result of the above, it is the opinion of the Audit Committee that the Consolidated Annual Report and Accounts of the Portugal Telecom Group for the fiscal year ended December 31, 2014, which include the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated statement of cash flows and the related notes thereto, for the year then ended, comply with the applicable accounting principles and legal and statutory provisions, and should be approved by the Annual General Shareholders Meeting of PT SGPS.

Lisbon, April 30, 2015

THE CHAIRMAN OF THE AUDIT COMMITTEE

ILLEGIBLE

(José Guilherme Xavier de Basto)

THE MEMBERS

ILLEGIBLE	ILLEGIBLE
(Alfredo José Silva de Oliveira Baptista)	(Mário João de Matos Gomes)

4

STATUTORY AUDITORS’ OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

(Free translation from the original issued in the Portuguese language)

INTRODUCTION

1.       We have examined the consolidated financial statements of Portugal Telecom, SGPS, S.A. (“Company”) for the fiscal year ending December 31, 2014, comprising the consolidated statement of financial position as of December 31, 2014 (which reflect total assets of 1,218,452,370 Euros and a shareholders’ equity of 1,152,501,003 Euros, including a negative net income attributable to equity holders of the parent and recognized in the consolidated income statement of 302,790,437 Euros), and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and the related notes to the consolidated financial statements. These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”), as adopted by the European Union.

RESPONSIBILITIES

2.       The Company’s Board of Directors is responsible for the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, of the consolidated results of their operations, of their consolidated comprehensive income, of their consolidated changes in equity and of their consolidated cash flows, for the adoption of adequate accounting policies and criteria and for the maintenance of an appropriate system of internal control, as well as for the disclosure of any relevant facts that have influenced the operations, the financial position or the results of operations of the companies included in the consolidation perimeter.

3.       It is our responsibility to report our independent professional opinion, based on our audit of such financial statements.

SCOPE

4.       Our examination was made in accordance with generally accepted Portuguese Statutory Auditing Standards, issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), which require our audit to be planned and performed in order to provide reasonable assurance that the consolidated financial statements are free from material misstatements. Therefore, our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements, and assessment of the significant estimates, which were based on judgments and criteria defined by the Board of Directors, used in the preparation of the consolidated financial statements, the checking of the consolidation procedures, and that the financial statements of the companies included in the consolidation have been properly examined, assessment of the adequacy and consistency of the accounting policies adopted and related disclosures, in the circumstances, examination of the adequacy of the going concern basis of preparation of the consolidated financial statements, and evaluation of the overall adequacy of the presentation of the consolidated financial statements.

5.       Our examination also included the checking that the financial information included in the consolidated Report of the Board of Directors is in agreement with the consolidated financial statements, as well as of the matters mentioned in paragraphs 4. and 5. of article 451° of the Portuguese Companies Code.

6.       We consider that the audit that we performed provides a reasonable basis for the expression of our opinion.

OPINION

7.       In our opinion, the consolidated financial statements mentioned above, give a true and fair view, in all material respects, of the consolidated financial position of Portugal Telecom, SGPS, S.A. and subsidiaries as of 31 December 2014, and of the consolidated results of their operations, of their consolidated comprehensive income, of their consolidated changes in equity and of their consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards (“IFRSs”), as adopted by the European Union.

EMPHASIS OF MATTERS

Without affecting our opinion expressed in the previous paragraph, we would draw attention to the following matters:

8.       The independent auditors’ report of the significant component Oi, SA’s comprising the separate and consolidated financial statements for the year ended December 31, 2014, dated March 25, 2015, includes the following emphasis of matters:

a) “Investment in Unitel — The value of investment in Unitel, S.A. in the amount of R$4,157 million as of December 31, 2014, which includes the dividends receivable from that entity in the amount of R$944 million, was determined by Management according to a business valuation performed to reflect the best estimate of the Company’s fair value. We draw attention to the uncertainties disclosed in notes 1 and 28 to the financial statements, due to the fact that the realization value of the aforementioned investment depends on compliance with both the assumptions made in the valuation and the conditions of the sale of Unitel’s shares. Our opinion on this matter is unqualified.”;

b) “Discontinued operations — We draw attention to note 28 to the financial statements, which describes the final approval by the Board of Directors of Oi S.A. of the general terms and conditions for the sale of all the shares of PT Portugal, SGPS, S.A. to Altice Portugal, S.A., a subsidiary held by Altice S.A. This decision was subsequently approved on January 22, 2015 by the shareholders board meeting of Portugal Telecom, SGPS, S.A. The effectiveness of the contract also depends on statutory authorizations to be given by the Portuguese antitrust authorities. Accordingly, on December 31, 2014, the

2

Company recognized in its separate and consolidated financial statements a loss, as discontinued operations, in the amount of R$4,164 million. Our opinion on this matter is unqualified.”

9.       Our Statutory Auditors’ Report on Portugal Telecom, SGPS, S.A.’s consolidated financial statements for the year ended December 31, 2013, dated February 19, 2014, included an Emphasis of matter that is not applicable to the consolidated financial statements for the year ended December 31, 2014.

10.     The limited review report issued by the Independent Auditor for the consolidated financial statements of the six month period ended on June 30, 2014 of Portugal Telecom, SGPS, S.A., dated August 29, 2014, expressed a qualified opinion regarding uncertainties related to the outcome and consequent impact on the consolidated financial statements, fundamentally pursuant to the evolution of the trading price of the shares of the significant component Oi SA, and with the default of debt securities issued by Rio Forte Investments SA, all of which contributed to Oi SA’s capital increase. As of December 31, 2014, the evolution of the trading price of the shares of Oi SA, and the estimate recoverable amount of the debt securities issued by Rio Forte Investments SA, were taken into consideration during the preparation of the current financial statements pursuant to this date, according to the terms described in chapters 2 and 5 of the consolidated Report of the Board of Directors and to the notes 1, 11, 24, 25 and 26 to the consolidated financial statements.

11.     As described in note 4 of the notes to the consolidated financial statements, Portugal Telecom, SGPS, S.A. restated the comparative figures of the consolidated statement of financial position and of the consolidated cash flow statement pursuant to the year of 2013 and now presents in discontinued operations items the income, expenses and cash flows of the operations that contributed to the capital increase of Oi, SA.

REPORT ON OTHER LEGAL REQUIREMENTS

12.     It is also our opinion that the financial information included in the consolidated Report of the Board of Directors is in agreement with the consolidated financial statements and that the Company’s Corporate Governance Report includes the disclosures required by article 245°-A of the Portuguese Securities Market Code.

Lisbon, April 30, 2015

P. Matos Silva, Garcia Jr., P. Caiado & Associados

Sociedade de Revisores Oficiais de Contas, Lda.

represented by

João Paulo Raimundo Henriques Ferreira

3

Tel: +351 217 990 420	Av. da República, 50 - 10°
Fax: +351 217 990 439	1069-211 Lisboa
www.bdo.pt

AUDIT REPORT ON THE CONSOLIDATED FINANCIAL INFORMATION ISSUED BY AUDITOR REGISTERED AT THE CMVM (free translation of the original issued in Portuguese)

Introduction

1.       Pursuant to applicable law, we present our Audit Report on the consolidated financial information for the year ended December 31, 2014, of Portugal Telecom SGPS, S.A. (hereinafter referred to as the Company), which includes: the Management Report, the consolidated statement of financial position as of December 31, 2014 (which presents a total of 1,218,452,370 euro and a total equity of 1,152,501,003 euro, including a net loss attributable to the shareholders of the Company of 302,790,437 euro), the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, along with the corresponding Notes.

Responsibilities

2.       The Board of Directors is responsible for: (i) the preparation of consolidated financial statements that give a true and fair view of the financial position of the companies included in the consolidation, the consolidated results and the consolidated comprehensive income of their operations, the changes in consolidated equity and the consolidated cash flows; (ii) the historical financial information to be prepared in accordance with the International Financial Reporting Standards as adopted by the European Union and that it is complete, true, current, clear, objective and lawful, as required by the Securities Code (Código dos Valores Mobiliários); (iii) the adoption of adequate accounting policies and criteria; (iv) the maintenance of appropriate internal control systems; and (v) the information about any material facts that have influenced the activity of the companies included in the consolidation, their financial position or their results.

3.       Our responsibility is to verify the consolidated financial information contained in the documents referred to above, namely whether they are complete, true, current, clear, objective and lawful, as required by the Securities Code (Código dos Valores Mobiliários), and to issue a professional and independent report based on our audit.

Scope

4.       The audit we performed was done in accordance with the Technical Standards and Guidelines of the Order of Statutory Auditors (Normas Técnicas e as Diretrizes de Revisão/Auditoria da Ordem dos Revisores Oficiais de Contas), which require that it should be planned and executed in order to obtain a reasonable assurance whether the consolidated financial statements are free of material misstatements. To this end, the audit included: (i) the verification that the financial statements of the companies included in the consolidation were properly audited and, in significant cases where they were not, verification, on a test basis, of the evidence supporting the amounts and disclosures contained therein and an assessment of estimates, based on judgments and criteria defined by the Board of Directors that were used in their preparation; (ii) verification of the consolidation operations and the application of the equity method that comprised the review of the audit of the financial statements of Oi, SA, carried out by other auditors; (iii) the assessment of whether adopted accounting policies and related disclosures are appropriate under the circumstances; (iv) the verification of the applicability of the going concern; (v) evaluation of the adequacy of the overall presentation of the consolidated

BDO & Associados, SROC, Lda., Sociedade por quotas, Sede Av. da República, 50 - 10°, 1069-211 Lisboa, Registada na Conservatória do Registo Comercíal de Lisboa, NIPC 501 340 467, Capital 100 000 euros. Sociedade de Revisores Oficiais de Contas inscrita na OROC sob o número 29 e na CMVM sob o número 1122.

A BDO & Associados, SROC, Lda., sociedade por quotas registada em Portugal, é membro da BDO international Limited, sociedade inglesa limitada por garantia, e faz parte da rede internacional BDO de firmas independentes.

financial statements; and (vi) assessment of whether the consolidated financial information is complete, true, current, clear, objective and lawful.

5.       Our audit also included the verification that the consolidated information contained in the Management Report was consistent with other accounting documents and the requirements contained in numbers 4 and 5 of Article 451.° of the Commercial Companies Code (Código das Sociedades Comerciais).

6.       We believe that the performed audit provides a reasonable basis for our opinion.

Opinion

7.       In our opinion, the consolidated financial statements give a true and fair view, in all material respects, of the consolidated financial position of Portugal Telecom, SGPS, SA, as of December 31, 2014, its consolidated results and its consolidated comprehensive income of its operations, the changes in the consolidated equity and the consolidated cash flows, for the year then ended, in accordance with the International Financial Reporting Standards as adopted by the European Union, and that the information contained therein is complete, true, current, clear, objective and lawful.

Emphasis

8.     Without affecting the opinion expressed in the previous paragraph, we draw attention to the following situations:

8.1. The Independent auditors’ report on the individual and consolidated financial statements for the year ended December 31, 2014 for Oi, SA, dated March 25, 2015, include the following emphasis:

8.1.1. “Investment in Unitel - The value of the investment in Unitel, S.A., of R$4, 157 million at December 31, 2014, which includes the dividends receivable from this entity in the amount of R$944 million, was determined by management based on an economic and financial evaluation carried out in order to reflect the best estimate of its fair value. We draw attention to the uncertainties disclosed in Notes 1 and 28 to the financial statements since the realizable value of this investment depends on the fulfilling of the assumptions made in said assessment and as for the terms of sale of the stake in Unitel. Our opinion does not contain a qualification related to this issue.”

8.1.2. “Discontinued operations - We call attention to Note 28 to the financial statements, which describes the approval of the Board of Directors of Oi S.A. of the general terms and conditions for the sale of all of its shares of PT Portugal, SGPS, S.A. to Altice Portugal, S.A., a subsidiary of Altice, S.A. This decision was subsequently approved on January 22, 2015, at the general shareholders meeting of Portugal Telecom, SGPS, S.A., contingent on obtaining certain antitrust approvals in accordance with applicable law. In this regard, on December 31, 2014, the Company recorded in its individual and consolidated financial statements a loss for adjustment to fair value, as discontinued operations, in the amount of R$4, 164 million. Our opinion does not contain a qualification related to this issue.”

8.2.    Our appointment occurred in mid-March 2015. The consolidated financial information for the year ended December 31, 2013, for Portugal Telecom, SGPS, SA, was audited by another auditor registered with the CMVM, whose audit report dated February 19, 2014, without exceptions, included an emphasis on the following: the early adoption of IFRS 11 - Joint Arrangements (Acordos Conjuntos) relating to the accounting of jointly controlled entities, which was mandatory only for periods beginning on or after January 1, 2014; and the retrospective application of the amendments to IAS 19 - Employee Benefits (Benefícios de Empregados) regarding the method of accounting for actuarial gains and losses. This emphasis is no longer applicable for the year ended December 31, 2014.

8.3.    The limited review report of the other auditor registered with the CMVM for the interim consolidated information for the six months ended June 30, 2014, for Portugal Telecom, SGPS, S.A., dated August 29, 2014, included an exception for uncertainties, related to the outcome and consequent impact on the consolidated financial statements, fundamentally pursuant to the evolution of the trading stock price of the significant component Oi, SA, and with the default of debt securities issued by Rio Forte Investments, SA, which contributed to the capital increase of Oi, SA. As of December 31, 2014, the evolution of the trading stock price of Oi, SA, and the estimated recoverable amount of the debt securities issued by Rio Forte Investments, SA, were taken into consideration during the preparation of the current financial statements as of that date, according to the terms described in points 4 and 5 of the Management Report and in notes 1, 11, 24, 25 and 36 to the consolidated financial statements.

8.4.    As mentioned in note 4 to the consolidated financial statements, the Company restated the comparative amounts of the consolidated statements of income and cash flows for the fiscal year 2013, now including in discontinued operations the income, expenses and cash flows of the businesses contributed to the capital increase of Oi, SA.

Report on other legal requirements

9.       It is also our opinion that the consolidated information in the Management Report is consistent with the consolidated financial statements for the period and the Corporate Governance Report includes the information required under Article 245.°-A of the Securities Code (Código dos Valores Mobiliários).

Lisbon, April 30, 2015

Rui Carlos Lourenço Helena, as representative of

BDO & Associados, SROC, Lda.

(registered with the CMVM, n.° 1122)

Corporate Governance Report

The purpose of this report is to disclose the corporate governance structure and practices adopted by the Company with a view to complying with the provisions of the Corporate Governance Code as published by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários — “CMVM”) in July 2013, as well as with the best international corporate governance practices. This report has been drawn up in accordance with articles 7 and 245A of the Portuguese Securities Code and the form attached to CMVM Regulation no. 4/2013.

CONTENTS

INTRODUCTION	7
PT SGPS STRUCTURE	7
PART I — INFORMATION ON SHAREHOLDER STRUCTURE, ORGANIZATION AND CORPORATE GOVERNANCE	10
A. SHAREHOLDER STRUCTURE	10
I. CAPITAL STRUCTURE	10
1. CAPITAL STRUCTURE	10
2. ANY RESTRICTIONS TO SHARE TRANSFERABILITY, SUCH AS CONSENT CLAUSES FOR DISPOSAL, OR LIMITATIONS TO SHARE OWNERSHIP	10
3. NUMBER OF OWN SHARES, CORRESPONDING CAPITAL PERCENTAGE AND CORRESPONDING VOTING RIGHTS PERCENTAGE	10
4. SIGNIFICANT AGREEMENTS INCLUDING CHANGE OF CONTROL CLAUSES	11
5. RENOVATION / REVOCATION OF DEFENSIVE MEASURES, IN PARTICULAR THOSE PROVIDING FOR THE RESTRICTION OF THE NUMBER OF VOTES THAT MAY BE HELD OR EXERCISED BY A SINGLE SHAREHOLDER	12
6. SHAREHOLDERS’ AGREEMENTS OF WHICH THE COMPANY IS AWARE AND MIGHT LEAD TO RESTRICTIONS IN THE TRANSFER OF SECURITIES OR VOTING RIGHTS	12
II. SHAREHOLDINGS AND BONDS	12
7. OWNERS OF QUALIFIED HOLDINGS, PERCENTAGE OF CAPITAL AND VOTES ATTRIBUTABLE, SOURCE AND CAUSES FOR ATTRIBUTION	12
8. NUMBER OF SHARES AND BONDS HELD BY THE MEMBERS OF THE MANAGEMENT AND SUPERVISORY BODIES	13
9. SPECIAL POWERS OF THE MANAGEMENT BODY, NOTABLY AS REGARDS CAPITAL INCREASE RESOLUTIONS	13
10. SIGNIFICANT COMMERCIAL RELATIONSHIPS BETWEEN OWNERS OF QUALIFIED HOLDINGS AND THE COMPANY	13
B. CORPORATE BODIES AND COMMITTEES	17
I. GENERAL MEETING OF SHAREHOLDERS	17
11. IDENTIFICATION OF THE MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS, COMMENCEMENT AND EXPIRATION OF TERM OF OFFICE	18
12. POSSIBLE LIMITATIONS ON VOTING RIGHTS	18
13. MAXIMUM PERCENTAGE OF VOTING RIGHTS THAT MAY BE EXERCISED BY A SINGLE SHAREHOLDER OR BY SHAREHOLDERS CONNECTED TO THE FORMER THROUGH ANY OF THE RELATIONSHIPS SET FORTH IN ARTICLE 20,1 OF THE PORTUGUESE SECURITIES CODE	20
14. SHAREHOLDER RESOLUTIONS WHICH, ACCORDING TO THE BYLAWS, CAN ONLY BE ADOPTED WITH QUALIFIED MAJORITY, APART FROM THOSE LEGALLY PROVIDED FOR	20
II. MANAGEMENT AND SUPERVISION	20
15. IDENTIFICATION OF THE CORPORATE GOVERNANCE MODEL	20
16. BYLAW RULES ON THE PROCEDURAL AND MATERIAL REQUIREMENTS FOR THE APPOINTMENT AND REPLACEMENT OF THE MEMBERS OF THE BOARD OF DIRECTORS	24
17. COMPOSITION OF THE BOARD OF DIRECTORS	24
18. EXECUTIVE AND NON-EXECUTIVE BOARD MEMBERS AND INDEPENDENCE CRITERIA	26
19. PROFESSIONAL QUALIFICATIONS AND OTHER RELEVANT CURRICULUM ELEMENTS OF THE MEMBERS OF THE BOARD OF DIRECTORS	27
20. FAMILY, PROFESSIONAL OR COMMERCIAL RELATIONSHIPS, FREQUENT AND SIGNIFICANT OF THE MEMBERS OF THE BOARD OF DIRECTORS WITH OWNERS OF QUALIFIED HOLDINGS ABOVE 2% OF THE VOTING RIGHTS	27
21. DISTRIBUTION OF POWERS AMONG THE VARIOUS CORPORATE BODIES, COMMITTEES AND/OR DEPARTMENTS OF THE COMPANY	28
MANAGEMENT BODY	28
Board of Directors	28
Powers of the Chairman of the Board of Directors	30
Executive Committee / Assignment of special charges	31

SUPERVISORY BODIES	31
Audit Committee	31
Chartered Accountant	32
COMMITTEES AND SUPPORTING STRUCTURES	33
Evaluation Committee	33
Corporate Governance Committee	34
Supporting Structures	36
22. OPERATING RULES OF THE BOARD OF DIRECTORS	36
23. NUMBER OF MEETINGS OF THE BOARD OF DIRECTORS AND DEGREE OF ATTENDANCE OF EACH MEMBER	36
24. INDICATION OF THE CORPORATE BODIES EMPOWERED TO CARRY OUT THE PERFORMANCE EVALUATION OF EXECUTIVE DIRECTORS	37
25. PRE-DETERMINED CRITERIA FOR THE PERFORMANCE EVALUATION OF EXECUTIVE DIRECTORS	37
26. AVAILABILITY OF EACH MEMBER OF THE BOARD OF DIRECTORS AND INDICATION OF FUNCTIONS EXERCISED SIMULTANEOUSLY IN OTHER COMPANIES, INSIDE AND OUTSIDE THE GROUP, AND OTHER RELEVANT ACTIVITIES EXERCISED BY THE MEMBERS OF THE BOARD OF DIRECTORS	38
27. COMMITTEES CREATED WITHIN THE BOARD OF DIRECTORS AND LOCAL FOR THE CONSULTATION OF THEIR OPERATING RULES	38
Evaluation Committee	38
Corporate Governance Committee	39
Operation of the Evaluation Committee and Corporate Governance Committee	40
28. COMPOSITION OF THE EXECUTIVE COMMITTEE AND/OR IDENTIFICATION OF MANAGING DIRECTORS	40
29. DUTIES OF EACH COMMITTEE CREATED WITHIN THE BOARD OF DIRECTORS AND SUMMARY OF THE ACTIVITIES DEVELOPED IN THE EXERCISE OF SUCH DUTIES	41
III. SUPERVISION	41
30. IDENTIFICATION OF THE SUPERVISORY BODY	41
31. COMPOSITION OF THE AUDIT COMMITTEE	41
32. IDENTIFICATION OF THE MEMBERS OF THE AUDIT COMMITTEE CONSIDERED INDEPENDENT UNDER ARTICLE 414,5 OF THE PORTUGUESE COMPANIES CODE	42
33. PROFESSIONAL QUALIFICATIONS AND OTHER RELEVANT CURRICULUM ELEMENTS OF THE MEMBERS OF THE AUDIT COMMITTEE	43
34. OPERATING RULES OF THE AUDIT COMMITTEE	43
35. NUMBER OF MEETINGS OF THE AUDIT COMMITTEE AND DEGREE OF ATTENDANCE OF EACH MEMBER	44
36. AVAILABILITY OF EACH MEMBER OF THE AUDIT COMMITTEE AND INDICATION OF FUNCTIONS EXERCISED SIMULTANEOUSLY IN OTHER COMPANIES, INSIDE AND OUTSIDE THE GROUP, AND OTHER RELEVANT ACTIVITIES EXERCISED BY THE MEMBERS OF THE AUDIT COMMITTEE	44
37. PROCEDURES AND CRITERIA APPLICABLE TO THE INTERVENTION OF THE SUPERVISORY BODY WHEN HIRING ADDITIONAL SERVICES FROM THE EXTERNAL AUDITOR	44
38. OTHER DUTIES OF THE SUPERVISORY BODIES	45
IV. CHARTERED ACCOUNTANT (REVISOR OFICIAL DE CONTAS / ROC)	45
39. IDENTIFICATION OF THE CHARTERED ACCOUNTANT AND OF ITS REPRESENTING PARTNER	45
40. NUMBER OF YEARS DURING WHICH THE CHARTERED ACCOUNTANT PERFORMS DUTIES CONSECUTIVELY IN THE COMPANY AND/OR GROUP	45
41. OTHER SERVICES RENDERED TO THE COMPANY BY THE CHARTERED ACCOUNTANT	46
V. EXTERNAL AUDITOR	46
42. IDENTIFICATION OF THE EXTERNAL AUDITOR AND OF ITS REPRESENTING PARTNER, AS WELL AS THEIR RESPECTIVE REGISTRY NUMBER BEFORE THE CMVM	46
43. NUMBER OF YEARS DURING WHICH THE EXTERNAL AUDITOR AND ITS REPRESENTING PARTNER PERFORM DUTIES CONSECUTIVELY IN THE COMPANY AND/OR GROUP	46
44. POLICY AND PERIOD FOR THE ROTATION OF THE EXTERNAL AUDITOR AND OF ITS REPRESENTING PARTNER	46

45. CORPORATE BODY RESPONSIBLE FOR THE EVALUATION OF THE EXTERNAL AUDITOR AND FREQUENCY FOR SUCH EVALUATION	47
46. SERVICES, OTHER THAN AUDITING SERVICES, PROVIDED BY THE EXTERNAL AUDITOR TO THE COMPANY AND/OR ENTITIES IN A CONTROL RELATIONSHIP, AS WELL AS INDICATION OF INETRNAL PROCEDURES FOR THE PURPOSES OF APPROVING THE HIRING OF THOSE SERVICES AND REASONS FOR SUCH HIRING	47
47. INDICATION OF THE AMOUNT OF ANNUAL REMUNERATION PAID TO THE AUDITOR AND OTHER INDIVIDUALS OR CORPORATIONS IN THE SAME NETWORK SUPPORTED BY THE COMPANY AND OR BY CORPORATIONS IN A CONTROL OR GROUP RELATIONSHIP, AS WELL AS SPECIFICATION OF THE PERCENTAGE OF EACH TYPE OF SERVICE	48
C. INTERNAL ORGANIZATION	49
I. BYLAWS	49
48. RULES APPLICABLE TO AMENDMENT TO THE BYLAWS OF THE COMPANY	49
Constitutive quorum for the General Meeting of Shareholders	49
Resolution quorum for the General Meeting of Shareholders	49
II. WHISTLEBLOWING	49
49. WHISTLEBLOWING	49
III. INTERNAL CONTROL AND RISK MANAGEMENT	50
Internal Control System	53
50. PERSONS, BODIES OR COMMITTEES RESPONSIBLE FOR INTERNAL AUDITING AND/OR IMPLEMENTATION OF INTERNAL CONTROL SYSTEMS	56
51. HIERARCHICAL AND/OR FUNCTIONAL DEPENDENCE RELATIONS VIS-À-VIS OTHER CORPORATE BODIES OR COMMITTEES	56
52. OTHER FUNCTIONAL AREAS HAVING RISK CONTROL POWERS	57
53. MAIN ECONOMIC, FINANCIAL AND LEGAL RISKS TO WHICH THE COMPANY IS EXPOSED IN THE CONDUCT OF ITS BUSINESS	58
54. RISK IDENTIFICATION, ASSESSMENT, MONITORING, CONTROL AND MANAGEMENT PROCEDURE	61
Risk Management Procedure	61
Risk monitoring, control and management	62
55. MAIN ELEMENTS OF INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS IMPLEMENTED IN THE COMPANY IN CONNECTION WITH THE FINANCIAL INFORMATION DISCLOSURE PROCEDURE	63
IV. INVESTOR SUPPORT	64
56. INVESTOR SUPPORT OFFICE, COMPOSITION, DUTIES, INFORMATION PROVIDED BY THE SAME AND CONTACT DETAILS	64
57. REPRESENTATIVE FOR RELATIONS WITH THE MARKET	65
58. INFORMATION ON RESPONSE PROPORTION AND PERIOD TO INFORMATION REQUESTS MADE DURING THE YEAR OR PENDING FROM PREVIOUS YEARS	65
V. INTERNET WEBSITE	65
59. ADDRESS	65
60. LOCATION OF INFORMATION ON THE COMPANY NAME, ITS NATURE OF PUBLIC COMPANY, REGISTERED OFFICE AND OTHER DATA PURSUANT TO ARTICLE 171 OF THE PORTUGUESE COMPANIES CODE	65
61. LOCATION OF INFORMATION ON THE BYLAWS AND OPERATING RULES OF THE CORPORATE BODIES AND/OR COMMITTEES	65
62. LOCATION OF INFORMATION ON THE IDENTITY OF THE MEMBERS OF THE CORPORATE BODIES, THE REPRESENTATIVE FOR RELATIONS WITH THE MARKET, THE INVESTOR RELATIONS OFFICE OR EQUIVALENT, THEIR DUTIES AND ACCESS DETAILS	66
63. LOCATION WHERE THE COMPANY MAKES AVAILABLE THE FINANCIAL STATEMENTS, WHICH MUST BE ACCESSIBLE FOR FIVE YEARS AT LEAST, AS WELL AS A SCHEDULE OF CORPORATE EVENTS, DISCLOSED AT THE BEGINNING OF EACH HALF-YEAR, INCLUDING, AMONG OTHERS, GENERAL MEETINGS OF SHAREHOLDERS, DISCLOSURE OF THE ANNUAL, HALF-YEAR AND, IF APPLICABLE, QUARTERLY FINANCIAL STATEMENTS	66
64. LOCATION WHERE THE COMPANY MAKES AVAILABLE NOTICES OF THE GENERAL MEETING OF SHAREHOLDERS AND ALL PREPARATORY AND SUBSEQUENT INFORMATION RELATED TO THE SAME	66

65. LOCATION WHERE THE COMPANY MAKES AVAILABLE THE HISTORICAL COLLECTION WITH THE RESOLUTIONS PASSED AT THE GENERAL MEETINGS OF SHAREHOLDERS, THE SHARE CAPITAL THEREIN REPRESENTED AND THE VOTING RESULTS, REGARDING THE PREVIOUS THREE YEARS	66
D. REMUNERATION	67
I. COMPETENCE FOR DETERMINATION	67
66. COMPETENCE FOR THE DETERMINATION OF THE REMUNERATION OF CORPORATE BODIES, MEMBERS OF THE EXECUTIVE COMMITTEE OR MANAGING DIRECTOR AND COMPANY OFFICERS	67
II. COMPENSATION COMMITTEE	67
67. COMPOSITION OF THE COMPENSATION COMMITTEE, INCLUDING THE IDENTIFICATION OF THE PERSONS OR CORPORATIONS HIRED TO SUPPORT IT AND INDEPENDENCE STATEMENT REGARDING EACH OF ITS MEMBERS AND CONSULTANTS	67
68. KNOWLEDGE AND EXPERIENCE OF THE MEMBERS OF THE COMPENSATION COMMITTEE IN THE MATTER OF REMUNERATION POLICY	69
III. REMUNERATION STRUCTURE	69
69. DESCRIPTION OF THE REMUNERATION POLICY FOR THE MEMBERS OF THE MANAGEMENT AND SUPERVISORY BODIES AS REFERRED TO UNDER ARTICLE 2 OF LAW NO. 28/2009 OF 19 JUNE 2009	69
70. INFORMATION ON THE HOW THE REMUNERATION IS STRUCTURED IN ORDER TO PERMIT THE ALIGNMENT OF THE DIRECTORS’ INTERESTS WITH LONG TERM INTERESTS OF THE COMPANY, AS WELL AS HOW THE REMUNERATION IS BASED ON PERFORMANCE AND DISINCENTIVES EXCESSIVE RISK TAKING	70
71. REFERENCE, IF APPLICABLE, TO THE EXISTENCE OF A VARIABLE COMPONENT OF THE REMUNERATION AND INFORMATION ON THE WAY AS SUCH COMPONENT DEPENDS ON PERFORMANCE EVALUATION	71
72. DEFERMENT OF PAYMENT OF THE VARIABLE COMPONENT OF THE REMUNERATION, MENTIONING THE DEFERMENT PERIOD	71
73. CRITERIA ON WHICH THE ALLOCATION OF A VARIABLE REMUNERATION IN SHARES IS BASED; EXECUTIVE DIRECTORS KEEPING ANY SHARES GRANTED THEM IN THE COMPANY; ANY AGREEMENT EXECUTED AS TO SUCH SHARES, NOTABLY HEDGING OR RISK TRANSFER AGREEMENTS, THE LIMIT THEREOF, AND THEIR RELATIONSHIP TO THE AMOUNT OF THE OVERALL ANNUAL REMUNERATION	72
74. CRITERIA ON WHICH THE ALLOCATION OF A VARIABLE REMUNERATION IN OPTIONS IS BASED, AND INDICATION OF DEFERMENT PERIOD AND EXERCISE PRICE	72
75. MAIN PARAMETERS OF AND GROUNDS FOR ANY ANNUAL BONUS SYSTEM AND ANY OTHER NON-PECUNIARY BENEFITS	72
76. MAIN CHARACTERISTICS OF COMPLEMENTARY PENSION OR EARLY RETIREMENT SYSTEMS FOR DIRECTORS, SPECIFYING WHETHER THE SAME WERE SUBJECT TO APPRAISAL, IN INDIVIDUAL TERMS, BY THE GENERAL MEETING OF SHAREHOLDERS	72
IV. REMUNERATION DISCLOSURE	72
77. REMUNERATION INDIVIDUALLY AND GLOBALLY EARNED BY THE MEMBERS OF THE COMPANY’S MANAGEMENT BODY	72
78. AMOUNTS PAID, FOR ANY REASON WHATSOEVER, BY OTHER COMPANIES IN A CONTROL OR GROUP RELATIONSHIP OR SUBJECT TO COMMON CONTROL	75
79. REMUNERATION PAID IN THE FORM OF PROFIT SHARING AND/OR BONUS PAYMENT, AND THE REASONS WHY SUCH BONUSES AND/OR PROFIT SHARING WERE GRANTED	75
80. COMPENSATIONS PAID OR DUE TO FORMER EXECUTIVE DIRECTORS IN RESPECT OF TERMINATION OF OFFICE DURING THE FINANCIAL YEAR	75
81. REMUNERATION INDIVIDUALLY AND GLOBALLY EARNED BY THE MEMBERS OF THE COMPANY’S SUPERVISORY BODY	76
82. INDICATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS	76
V. AGREEMENTS WITH REMUNERATION IMPLICATIONS	76
83. CONTRACTUAL LIMITATION AS ESTABLISHED FOR ANY COMPENSATION TO BE PAID UPON REMOVAL WITHOUT JUST CAUSE OF A DIRECTOR, AND ITS RELATIONSHIP WITH THE VARIABLE COMPONENT OF THE REMUNERATION	76

84. AGREEMENTS WITH MEMBERS OF THE BOARD AND OFFICERS PROVIDING FOR COMPENSATION IN THE EVENT OF TERMINATION OF OFFICE FOLLOWING A CHANGE OF CONTROL	77
VI. SHARE ALLOTMENT OR STOCK OPTION PLANS	77
88. CONTROL MECHANISMS PLANNED FOR ANY EMPLOYEE CAPITAL HOLDING SYSTEM TO THE EXTENT THAT VOTING RIGHTS ARE NOT EXERCISED BY SUCH EMPLOYEES	77
E. RELATED PARTY TRANSACTIONS	78
I. CONTROL MECHANISMS AND PROCEDURES	78
89. MECHANISMS IMPLEMENTED BY THE COMPANY TO CONTROL RELATED PARTY TRANSACTIONS (IAS 24)	78
90. TRANSACTIONS SUBJECT TO CONTROL	79
91. INTERVENTION OF THE SUPERVISORY BODY IN THE PRIOR EVALUATION OF TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING	79
II. TRANSACTION DETAILS	81
92. LOCATION, IN THE ANNUAL FINANCIAL STATEMENTS, WHERE INFORMATION ON RELATED PARTY TRANSACTIONS, IN ACCORDANCE WITH IAS 24, IS AVAILABLE	81
PART II — CORPORATE GOVERNANCE EVALUATION	82
1. IDENTIFICATION OF THE CORPORATE GOVERNANCE CODE ADOPTED	82
2. STATEMENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE ADOPTED	83
APPENDIX I	96
Functions performed by members of the management body in other companies	96
Professional qualifications and professional activities performed during the last 5 years	100
CV data of the members of the Compensation Committee	107
APPENDIX II	110
United States rules applicable to PT SGPS, as a Foreign Private Issuer	110
APPENDIX III	113
Statement of the Compensation Committee on the Remuneration Policy for the members of the management and supervisory bodies of Portugal Telecom, SGPS SA in force during the 2014 financial year	113
APPENDIX IV	119
Code of Ethics	119
Code of Ethics for Senior Financial Officers	119
Procedures implemented by PT SGPS for compliance with the rules applicable to Officer Transactions, Related Party Transactions and Transactions with Owners of Qualified Holdings	120
a) Officer Transactions	120
b) Related Party Transactions	121
c) Transactions with Owners of Qualified Holdings	122

INTRODUCTION

PT SGPS STRUCTURE

Following the memorandum of understanding disclosed to the market on 2 October 2013 (the “Memorandum of Understanding”), Portugal Telecom, SGPS SA (“Portugal Telecom”, “PT SGPS” or the “Company”), Oi, S.A. (“Oi”) and a group of other entities related to the former have announced their intention to combine the businesses of Portugal Telecom and Oi (the “Business Combination”) and concentrate such businesses in a single listed entity organised and established under the laws of Brazil. In the meantime, it was defined that such company would be Telemar Participações, S.A. (“TmarPart” or “CorpCo”).

Within the scope of such Memorandum of Understanding, PT SGPS subscribed for an increase in Oi’s capital, settled on 5 May 2014, through a contribution in kind of the PT Assets, which consisted in all the businesses of the Portugal Telecom Group on such date, other than its subsidiaries Bratel BV, Bratel Brasil, S.A., PTB2, S.A. and Marnaz, S.A. and its investments in Oi, Contax and its controlling shareholders (the “Oi Capital Increase”). As a result of its contribution to the Oi Capital Increase, PT SGPS increased its actual share in Oi from 23.2%, as previously held through Bratel Brasil, to 39.7%, held through a total direct share of 35.8% (32.8% in PT SGPS and 3.0% in Bratel Brasil) and an indirect share of 3.9%, held through Oi’s controlling shareholders.

After the said contribution, PT SGPS continued having a joint control of Oi with its partners (similarly to previous years), but all the operations in the various geographies are carried out by Oi.

On 31 December 2014, PT SGPS’ main asset was the 39.7% investment in Oi, but the control of the investment in the Oi joint venture is made through various instrumental companies as shown below:

* Equivalent to 37.3% in CorpCo after the conclusion of the Business Combination.

Following the default, in July 2014, as to the reimbursement of the debt instruments issued by Rio Forte Investments, S.A. (“Rio Forte”), PT SGPS and Oi entered, on 8 September 2014, into an Exchange Agreement and a Call Option Agreement, both subject to the laws of Brazil, as detailed under item 10 of Part I hereof, whose main terms and conditions were approved by the shareholders at a General Meeting held on the same date. The execution of the agreements with Oi, including the Exchange Agreement and the Call Option Agreement, permitted the pursuance of the Business Combination transaction announced on 2 October 2013. However, the pursuance of the merger of PT SGPS into CorpCo, and the resulting extinguishment of PT SGPS, as originally planned was no longer feasible taking into account the change in the composition of PT SGPS’ assets after the performance of the Exchange (as defined under item 10 of Part I hereof) , as well as the deterioration of Oi’s financial situation verified in the meanwhile.

As detailed under item 10 of Part I hereof, the Exchange agreed upon on 8 September 2014 was consummated, on 30 March 2015, as follows: (i) PT SGPS deposited the Oi Shares Subject to Exchange (as defined under item 10 of Part I hereof) with the Depositary (as defined under item 10 of Part I hereof) and instructed the Depositary to record the transfer of the ADSs Subject to Exchange (as defined under item 10 of Part I hereof) to PT International Finance B.V. (“PTIF”); and (ii) PTIF transferred to PT SGPS the Rio Forte Instruments (as defined under item 10 of Part I hereof) in the total amount of €897 million, in accordance with the Exchange Agreement, as amended by the Assignment Act (as defined under item 10 of Part I hereof).

After the execution of the Exchange, the relevant assets held by PT SGPS consist of a direct and indirect shareholding of 27.48% in Oi, the Rio Forte Instruments in the total amount of €897 million and the Call Option over 47,434,872 ordinary shares and 94,869,744 preferred shares of Oi.

On 31 March 2015, the shareholders in TmarPart approved an alternative structure for the Business Combination, which does not involve the incorporation of the Oi shares in CorpCo or CorpCo’s migration to the Novo Mercado segment of BM&FBOVESPA. The parties agreed on a new shareholding and management structure for Oi (the “New Structure”), which includes the following stages:

•                  Corporate and management reorganisation, adopting a new governance model that will comprise the main characteristics of the Novo Mercado of BM&FBOVESPA, without the parties, however, desisting from endeavouring to reach the Novo Mercado of BM&FBOVESPA;

•                  Voluntary conversion of Oi’s preferred shares into ordinary shares, observing in such conversion the exchange ratio of 0.9211 ordinary shares for each Oi issued preferred share (“Oi Share Conversion Programme”), taking into account that the said voluntary share conversion proposal is subject to a minimum percentage of adhesion by holders of two-thirds of ex-treasury preferred shares (“Conversion Condition”), such adhesion to be manifested within 30 days from Oi’s General Meeting of Shareholders resolving on the beginning of the period of time for conversion;

•                  Implementation of the one share/one vote principle. However, a 15% limitation to the voting rights applicable to all Oi shareholders will be included in the Bylaws of Oi. Such limitation will cease to exist in case of occurrence of certain events, including capital increase, corporate reorganisation or takeover bid if resulting in a dilution of the current shareholder base in excess of 50%;

•                  Extinguishment of trading restrictions for all shareholders with a view to increasing the liquidity of Oi shares;

•                  Extinguishment of TmarPart through its incorporation in Oi, with the resulting termination of TmarPart’s Shareholders’ Agreements, in order to ensure the dispersion of Oi’s control; and

•      Implementation of the New Structure as soon as possible, and before 31 October 2015.

PART I — INFORMATION ON SHAREHOLDER STRUCTURE, ORGANIZATION AND CORPORATE GOVERNANCE

A. SHAREHOLDER STRUCTURE

I. CAPITAL STRUCTURE

1. CAPITAL STRUCTURE

The share capital in PT SGPS is, as from 10 December 2008, 26,895,375 Euros, and it is fully paid up and represented by 896,512,500 shares in the par value of three Euro cents each.

Five hundred of such shares are Class A shares, which is equivalent to 0.0000558% of the total share capital. According to the Bylaws, a majority of Class A shares must be held by the Portuguese State or other entities belonging to the State sector. Such shares are currently held by the Portuguese State.

Following a resolution approved at the General Meeting of shareholders dated 26 July 2011, Class A shares no longer grant any special rights to the Portuguese State as shareholder in PT SGPS. In this way, no shares representing the share capital in PT SGPS grant any special rights to their holders at this time.

All PT SGPS ordinary shares are admitted to trading on the Euronext Lisbon regulated market. Class A shares are not admitted to trading on any regulated or non-regulated market.

On 6 February 2015, PT SGPS was given notice by the New York Stock Exchange (“NYSE”) that the Company was below the continuous trading criteria established under Section 802.01C of the NYSE Listed Company Manual since the average closing price of its American Depositary Shares (“ADSs”) on the NYSE was below 1.00 dollar for a consecutive trading period of 30 days. In this way, considering such factors, as well as the possibility of achieving a reduction in the costs of the Company through the elimination of the charges associated to keeping the trade of ADSs on the NYSE, PT SGPS communicated, on 9 March 2015, that the Board of Directors had approved the withdrawal of PT SGPS’ ADSs from trading on NYSE. PT SGPS kept its American Depositary Receipts programme, thus permitting investors to hold its ADSs and trade the same in OTC transactions. The last day of trading for the Company’s ADSs on the NYSE was 27 March 2015.

2.   ANY RESTRICTIONS TO SHARE TRANSFERABILITY, SUCH AS CONSENT CLAUSES FOR DISPOSAL, OR LIMITATIONS TO SHARE OWNERSHIP

The Company does not adopt any specific limitations as to share transferability. However, the Bylaws provide that shareholders carrying out, directly or indirectly, a business competing with the business of companies in a control relationship with PT SGPS may not be the owners, without the prior authorisation of the General Meeting of shareholders, of ordinary shares representing more than 10% of the share capital in the Company.

3.     NUMBER OF OWN SHARES, CORRESPONDING CAPITAL PERCENTAGE AND CORRESPONDING VOTING RIGHTS PERCENTAGE

On 31 December 2014, the Company held 20,640,000 own shares resulting from the physical settlement of equity swap agreements over PT SGPS own shares.

4. SIGNIFICANT AGREEMENTS INCLUDING CHANGE OF CONTROL CLAUSES

In the normal course of business, PT SGPS has entered into agreements that might be amended or terminated in the event of a change of control in the Company. Due to their relevance, the following should be highlighted: Private Instrument for a Call Option on Shares Issued by Telemar Participações SA, Pasa Participações SA, EDSP75 Participações SA and other Oi Companies, entered into on 25 January 2011.

Under such agreement, the companies in the Oi control group shall be entitled to acquire from the PT Group, which will be under the obligation of selling, its shares as directly and indirectly held in the Oi controlling holdings, in the event of a change of PT SGPS control structure as defined under the agreement. Such call option shall remain in force for as long as PT SGPS is the holder of a direct or indirect share in Telemar Participações SA.

Moreover, the Addendum to the Shareholders’ Agreement in respect of Telemar Participações SA, also entered into on 25 January 2011 between PT SGPS and shareholders in Telemar Participações SA, provides that the controlling shareholder, whether directly or indirectly, of any one of the parties (PT SGPS included) can only cease exercising control over such party upon prior submission by the latter of a proposal for disposal of the shares held by such party in Telemar Participações SA to the other parties to the agreement.

Additionally, we should mention the shareholders’ agreement entered into between PT SGPS and Samba Luxco S.á r.l. (“Samba”), dated 13 August 2007, regarding the company Africa PT, B.V. (currently “Africatel, B.V.”), incorporated within the context of the strategic partnership established between the above companies for the purpose of jointly creating and developing a telecommunications service provider operating in the entire Sub-Saharan Africa. Under such shareholders’ agreement, in the event of a change of control in Portugal Telecom, Samba would have a put option to sell to PT SGPS its entire shareholding in Africatel, B.V. The 75% share previously held by PT SGPS in Africatel BV is currently held by Oi, through Africatel GmbH, following the contribution by PT Portugal, SGPS, S.A. (“PT Portugal”) within the framework of the Oi Capital Increase.

In November 2014, Africatel GmbH and PT SGPS were informed that Samba, the holder of the remaining 25% in Africatel B.V., had commenced arbitration proceedings against Africatel GmbH and Portugal Telecom at the Arbitration Court of the International Chamber of Commerce in respect of its supposed put option to sell its share in Africatel B.V., among other allegations. It is Samba’s understanding that its right to such put option, according to the shareholders’ agreement of Africatel, was triggered by the transaction between PT SGPS and Oi which included the Oi Capital Increase. The other allegations include rights of first offer, first refusal and tag along, that Samba considers having been triggered by this transaction. In case the Arbitration Court agreed with Samba allegations, it could require, among other things, an independent appraisal report of Africatel B.V., and any liability concerning the purchase of Samba’s shareholding in Africatel B.V. and/or damage indemnification could be relevant. Both Africatel GmbH and PT SGPS intend to vigorously fight these allegations.

Within the framework of the Subscription Agreement entered into between Portugal Telecom and Oi in respect of the Oi Capital Increase, Oi agreed to be the successor of Portugal Telecom in any right or obligation under agreements executed by Portugal Telecom, provided the agreements establishing such right or obligation were specified on the documentation for the overall offer that was part of the Oi Capital Increase. It was disclosed on the Oi Capital Increase prospectus that, among other matters, Samba had said that the Business Combination between Portugal Telecom and Oi had triggered, within the scope of Africatel’s shareholders’ agreement, a put option in relation to Samba’s share in Africatel Holdings B.V.. However, it is not possible to guarantee that Oi would succeed any and all liabilities and/or damages concerning the arbitration procedure against Samba.

There are no significant agreements entering into force in the event of change in control in PT SGPS. Also, there are no measures requiring payment or assumption of fees by the Company in the event of change of control or change in the composition of the Board of Directors and which appear likely to impair the free transfer of shares and free assessment by shareholders of the performance of Board members. PT SGPS therefore complies with CMVM Recommendation no. 1.5.

5.   RENOVATION / REVOCATION OF DEFENSIVE MEASURES, IN PARTICULAR THOSE PROVIDING FOR THE RESTRICTION OF THE NUMBER OF VOTES THAT MAY BE HELD OR EXERCISED BY A SINGLE SHAREHOLDER

PT SGPS’ Bylaws include a limitation on the counting of votes, whereby any votes in excess of 10% of the total voting rights corresponding to the share capital cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, shall not be counted (article 13,10). The Bylaws do not provide any regime for the renovation or revocation of this rule.

6.   SHAREHOLDERS’ AGREEMENTS OF WHICH THE COMPANY IS AWARE AND MIGHT LEAD TO RESTRICTIONS IN THE TRANSFER OF SECURITIES OR VOTING RIGHTS

The Company has no knowledge of the existence of any shareholders’ agreements that might lead to restrictions in the transfer of securities or voting rights.

II. SHAREHOLDINGS AND BONDS

7.     OWNERS OF QUALIFIED HOLDINGS, PERCENTAGE OF CAPITAL AND VOTES ATTRIBUTABLE, SOURCE AND CAUSES FOR ATTRIBUTION

As at 31 December 2014, qualified holdings represented over 51% of PT SGPS’ share capital, as follows:

Qualified Holdings

Date of		No. of	% of	% of voting
information	Entities	shares	capital	rights
12-Nov-14	Novo Banco	112,702,533	12.60%	12.60	%(a)
10-July-12	RS Holding	90,111,159	10.05%	10.05	%(a)
31-May-12	Telemar Norte Leste S.A.	89,651,205	10.00%	10.00%
6-Feb-12	Norges Bank	44,442,888	4.96%	4.96%
5-Dec-14	UBS Group AG (b)	31,888,104	3.56%	3.56%
2-Jan-14	Grupo Visabeira	23,642,885	2.64%	2.64%
3-Feb-10	Controlinveste International Finance, SA (c)	20,419,325	2.28%	2.28%
6-May-14	Instituto de Gestão de Fundos de Capitalização da Segurança Social (d)	20,260,743	2.26%	2.28%
18-Nov-14	Morgan Stanley (e)	19,400,557	2.16%	2.16%

(a) PT SGPS Bylaws include a limitation on the counting of votes, whereby any votes in excess of 10% of the total voting rights corresponding to the share capital cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, shall not be counted (article 13,10). As such, the voting rights that may be effectively exercised by Novo Banco, on the one hand, and RS Holding, on the other hand, should be considered as limited to 10%. (b) On 17 April 2015, PT SGPS informed that UBS Group AG became the holder of less than 2% of PT SGPS share capital and corresponding voting rights. (c) On 24 February 2015, PT SGPS informed that Olivedesportos — Publicidade, Televisão e Media, S.A. became the holder of less than 2% of PT SGPS share capital and corresponding voting rights. (d) On 17 March 2015, PT SGPS informed that Instituto de Gestão de Fundos de Capitalização da Segurança Social, IP became the holder of less than 2% of PT SGPS share capital and corresponding voting rights. (e) On 3 February 2015, PT SGPS disclosed that Morgan Stanley owned a qualified holding in PT SGPS equivalent to 30,566,011 shares, representing 3.41% of its share capital social and voting rights.

PT SGPS has a diversified shareholder structure, with around two-thirds of its share capital held by foreign shareholders, essentially divided between Europe and North America (US and Canada), representing 27.3% and 14.2% respectively of the shareholder basis. The Portuguese market represents around 39.3% of the shareholder basis.

For further information on the source and cause of the qualified holdings, please refer to the section called “Qualified holdings” on the annual individual management report.

Updated information on qualified holdings in the Company may be consulted at www.ptsgps.pt and on CMVM website.

8.   NUMBER OF SHARES AND BONDS HELD BY THE MEMBERS OF THE MANAGEMENT AND SUPERVISORY BODIES

Regarding this matter, please see item 17 of Part I below.

9.   SPECIAL POWERS OF THE MANAGEMENT BODY, NOTABLY AS REGARDS CAPITAL INCREASE RESOLUTIONS

The powers of PT SGPS’ Board of Directors are described in item 21 of Part I below.

PT SGPS’ Bylaws authorise the Board of Directors, upon a favourable opinion by the Audit Committee, to increase the share capital, one or more times, through contributions in cash in up to the amount of 15,000,000 Euros, provided however that this decision is preceded by a resolution of the General Meeting of shareholders establishing the parameters to which such increase or increases are subject, such definition to be made as provided for under the Bylaws. This authorisation was renewed by the shareholders at the Annual General Meeting of Shareholders held on 27 April 2012 and shall be in force for the maximum term set forth in law, i.e., 5 years.

10.  SIGNIFICANT COMMERCIAL RELATIONSHIPS BETWEEN OWNERS OF QUALIFIED HOLDINGS AND THE COMPANY

On 8 September 2014, PT SGPS and Oi entered into a Contrato de Permuta (“Exchange Agreement”) and a Contrato de Opção de Compra (“Call Option Agreement”), both subject to the laws of Brazil, the most relevant terms and conditions of which are as follows:

•                  An exchange between PT SGPS and Oi’s wholly-owned subsidiaries PT Portugal and PTIF (both referred to as “Oi’s Subsidiaries”) whereby PT SGPS acquired a credit over Rio Forte, corresponding to all short-term applications subscribed for or acquired by Oi’s Subsidiaries in the subscribed for amount of €897 million (“Rio Forte Instruments”), in consideration of the disposal by PT SGPS of 47,434,872(*) ordinary shares and 94,869,744(*) preferred shares in Oi representing around 16.9% of the share capital in Oi and 17.1% of the voting share capital in Oi (Oi’s own shares excluded) (“Oi Shares Subject to Exchange”) (“Exchange”);

•                  At the same time, PT SGPS was given an irrevocable non-transferrable call option (“Call Option”) to repurchase the Oi Shares Subject to Exchange (“Oi Shares Subject to Option”) with an exercise price of R$20.104(*) for ordinary shares and R$18.529(*) for preferred shares, which price will be adjusted by the Brazilian CDI rate added by 1.5% per year;

•                  The Call Option became effective on the date of execution of the Exchange (i.e. 30 March 2015) and will have a 6-year maturity. The number of Oi Shares Subject to Option available to the exercise of the Call Option will be reduced in 10% on the first anniversary of the effective date of the Call Option and 18% on the following anniversaries;

•                  Any amount received as a result of the monetization of the Call Option through the issue of derivatives or back-to-back instruments must be used for exercising the Call Option;

•                  During the validity of the Call Option, PT SGPS may purchase Oi or CorpCo shares only through the exercise of the Call Option;

•                  The Call Option may be extinguished on the initiative of Oi if (i) PT SGPS’ bylaws are amended in order to suppress or change the provision establishing that the votes cast by a single holder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the total voting rights corresponding to PT SGPS’ share capital shall not be counted, other than in compliance with a legal provision or relevant government order, (ii) PT SGPS carries out, whether directly or indirectly, any business that competes with any business kept by Oi or any of its controlled companies in countries where these latter operate, therefore compromising the purpose of the Business Combination between PT SGPS and Oi as originally established between the parties, or (iii) PT SGPS violates certain obligations derived from the Call Option Agreement (limitation to the purchase of shares in Oi/CorpCo only upon exercise of the Call Option; limitation to the transfer of the Call Option and creation or assignment of any rights derived from the Call Option without Oi’s prior authorisation; engagement to immediately allocate any resources obtained from the monetization of the Call Option to the purchase of shares in CorpCo by exercising the Call Option);

•                  Under the agreements, Oi and TmarPart have given Portugal Telecom and its directors, with the execution of the Exchange, acquittance as to the subscription of the applications in Rio Forte Instruments, their subsequent use for the purpose of contributing to the Oi Capital Increase (settled on 5 May 2014) and any omissions or incompleteness in information specifically related to the Rio Forte Instruments, their position and any risks involved.

(*) As a result of the grouping of Oi shares approved at the general meeting of shareholders held on 18 November 2014, the number of shares and the exercise price were adjusted.

Taking into account that the Exchange implies the acquisition by the Oi Subsidiaries of Oi shares considered as own shares, the completion of the Exchange was submitted to the approval of the Brazilian Securities Commission (Comissão dos Valores Mobiliários — “CVM”), as well as keeping Oi shares (and after Oi’s incorporation, of CorpCo shares) as own shares in a volume equivalent to the maximum number of Oi Shares Subject to Exchange, and the granting of the Call Option by the Oi Subsidiaries to PT SGPS in a volume equivalent to the maximum number of Oi Shares Subject to Option under the conditions provided for under the Call Option Agreement. On 4 March 2015, CVM authorised the Exchange and the Call Option in accordance with the terms of the agreements entered into on 8 September 2014, and the implementation of the Exchange and Call Option was subject to the following conditions: (i) the approval thereof by the general meeting of shareholders of Oi (“Oi GMS”), at which PT SGPS was not allowed to vote, and (ii) granting of voting rights to holders of preferred shares in Oi at the Oi GMS. The Oi GMS, which took place on 26 March 2015, approved the terms and conditions of the Exchange Agreement and Call Option Agreement entered into on 8 September 2014.

On 24 March 2015, Portugal Telecom entered into with Oi, the Oi Subsidiaries and CorpCo the Instrumento Particular de Cessão de Direitos e Obriçaões e Outras Avenças (Private Act for Assignment of Rights and Obligations and Other Agreements) (the “Assignment Act”) whereby PT Portugal transferred the Rio Forte Instruments held by PT Portugal to PTIF and assigned to PTIF all rights and obligations related thereto under the Exchange Agreement (the “Assignment”).

The Assignment Act also provides that the delivery, upon the Exchange, of the Oi Shares Subject to Exchange could be implemented by means of transfer by PT SGPS of the Oi Shares Subject to Exchange or ADSs (American Depositary Shares) representing the Oi Shares Subject to Exchange, at the discretion of PT SGPS. Oi’s ADR Programmes are governed (i) by the Deposit Agreement (Ordinary Shares) entered into on 27 February 2012, as amended, between Oi, the Bank of New York Mellon, in its capacity as depositary (the “Depositary”) and all holders of ADSs (“ADSs ON”) issued under the said Agreement; and (ii) by the Deposit Agreement (Preferred Shares) entered into on 27 February 2012, as amended, between Oi, the Depositary and all holders of ADSs (“ADSs PN”) issued under the said Agreement.

The Exchange was consummated on 30 March 2015, and thereby PT SGPS (i) deposited the Oi Shares Subject to Exchange with the Depositary; and (ii) instructed the Depositary to record the transfer to PTIF of 47,434,872 ADSs ON and 94,896,744 ADSs PN (jointly, the “ADSs Subject to Exchange”) representing the Oi Shares Subject to Exchange.

In this way, on 30 March 2015, PT SGPS transferred the ADSs Subject to Exchange to PTIF, and PTIF transferred to PT SGPS the Rio Forte Instruments in the total amount of €897 million.

The Primeiro Aditivo ao Contrato de Opção (“1st Amendment to the Option Agreement”), dated 31 March 2015, established the possibility for PT SGPS to assign or transfer the option to purchase Oi shares, provided such assignment or transfer covers at least a quarter of the Oi Shares Subject to Option, regardless of prior consent by Oi (subject to the right of first refusal as described in the paragraph below), and use any resources derived from such transactions freely. On the other hand, PT SGPS cannot, without the express prior consent of Oi, either create or grant any rights derived from the Call Option or else grant any security over the Call Option.

Under the 1st Amendment to the Option Agreement, Oi will have a right of first refusal in the acquisition of any portion of the Call Option that PT SGPS may be interested in assigning or transferring. PT SGPS shall give notice to Oi in the event PT SGPS received a binding offer from a third party to dispose of the Call Option. Oi shall reply within no more than 20 days as from receipt of such notice.

The effectiveness of the 1st Amendment to the Option Agreement is subject to approval at a General Meeting of Shareholders of Oi, together with the granting of voting rights to holders of preferred shares, and to approval by CVM, as applicable. Oi’s General Meeting of Shareholders to resolve on the Amendment to the Option Agreement should be called by 31 August 2015, and be held by 30 September 2015.

The shareholders in TmarPart approved, also on 31 March 2015, an alternative structure for the Business Combination, which does not involve the incorporation of Oi’s shares in CorpCo or the migration of CorpCo to the Novo Mercado segment of BM&FBOVESPA. The parties agreed upon a new shareholder and management structure for Oi (the “New Structure”), as detailed in the initial section of this report titled “Introduction — PT SGPS Structure”, which is characterised, inter alia, the fact that all the corporate organisation and governance transformation takes place in Oi, and the need for creation of CorpCo is eliminated.

Relevant transactions executed during 2014 with other owners of qualified holdings, who are not related parties, are described on Note 42 to the consolidated financial statements included in the Report and Consolidated Accounts 2014. There are no other relevant commercial relations between owners of qualified holdings and the Company.

B. CORPORATE BODIES AND COMMITTEES

I. GENERAL MEETING OF SHAREHOLDERS

The General Meeting of shareholders, composed of shareholders with the right to vote, ordinarily meets once a year or whenever its call is requested to the Chairman of Board of the General Meeting of shareholders by the Board of Directors, the Audit Committee or by shareholders representing at least 2% of the share capital.

The meetings are held at the registered office or other location as chosen by the Chairman of the Board pursuant to the law. They cannot take place by remote-access telematic means. The General Meeting of shareholders is called and conducted by the Chairman of its Board or, in his absence or impossibility to conduct the works, by the Vice- Chairman.

Shareholders may participate directly in the General Meeting or appoint their representatives, within the broadest terms provided for under the Portuguese Companies Code. A duly signed letter addressed to the Chairman of the Board of the General Meeting of shareholders is a sufficient instrument of representation.

For such purpose, shareholders may access the representation letter form made available on the website www.ptsgps.pt in accordance with information disclosed by the Company in the relevant General Meeting notice, in compliance with article 23 of the Portuguese Securities Code.

In carrying out their duties, notably in the preparation, call and conduction of General Meetings of shareholders, as well as in replying to queries raised or requests submitted by the shareholders, the Chairman of the Board of the General Meeting of shareholders, in addition to being assisted by the Vice-Chairman and the Secretary of the Board of the General Meeting of shareholders, has the support of the services of the Company’s General Secretariat, which is provided with human and technical resources as required for the General Meeting to be appropriately held, taking into account, inter alia, the number of participants and the agenda of each meeting. The Chairman of the Board of the General Meeting of shareholders is also provided with logistic support as required to carry out his duties, and the shareholders may contact the Board of the General Meeting of shareholders as follows:

Chairman of the Board of the General Meeting of Shareholders

Post Address:	Avenida Fontes Pereira de Melo, 40-10° piso,
1069-300 Lisboa
Telephone:	+351.800.207.369
Fax:	+351.215.001.890
E-mail:	assembleia.ptsgps@telecom.pt

The members of the Board of the General Meeting of shareholders comply with the independence requirements of article 414,5 and incompatibility rules of article 414A,1, both of the Portuguese Companies Code, applicable by virtue of the provisions of article 374A of that same Code.

COMPOSITION OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS

11.       IDENTIFICATION OF THE MEMBERS OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS, COMMENCEMENT AND EXPIRATION OF TERM OF OFFICE

Board of the General Meeting of Shareholders
António Menezes Cordeiro	Chairman
Eduardo Vera-Cruz Pinto	Vice-Chairman
Francisco Leal Barona	Secretary

The members of the Board of the General Meeting of Shareholders were elected on 27 April 2012 for the 2012-2014 three-year term of office. Taking into account that their term of office ended on 31 December 2014, the Annual General Meeting of Shareholders of the Company to be held in 2015 will elect new members of the Board of the General Meeting of Shareholders for the 2015-2017 three-year term of office.

EXERCISE OF VOTING RIGHTS

12.       POSSIBLE LIMITATIONS ON VOTING RIGHTS

Under the Company’s Bylaws, each 500 shares grant the right to one vote. Shareholders holding a lesser number of shares may group together and be represented by one of the group members, so as to jointly accumulate the number of shares necessary to exercise the right to vote. Only shareholders entitled to vote on the record date (i.e., on the fifth trading day prior to the General Meeting) and in compliance with the procedures and periods set forth in the notice for such purpose (in relation to the shareholders as well as the financial intermediaries with whom the respective individual securities accounts are open) may attend, participate and vote on a General Meeting of shareholders.

Within the framework of American Depositary Receipts (ADR) or Global Depositary Receipts (GDR) programmes having as their object Company shares, the holders of ADR or GDR are deemed to be the shareholders, while the entity in whose name the shares are registered is deemed a simple representative of the shareholders, provided however that such shareholders comply with the conditions set forth in the Bylaws for the exercise of such right. These conditions are communicated to the holders of the right to vote in each notice for the General Meeting of shareholders.

According to article 13 of the Company’s Bylaws, the votes cast by a single holder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the total voting rights corresponding to the share capital shall not be counted. Shares held by a person in situations as provided for under article 20 of the Portuguese Securities Code shall be deemed to belong to the shareholder, and the limitation on the counting of votes cast by each person affected by the said provision shall be proportional to the number of votes held and cast.

There are no shares not granting voting rights, without prejudice to the limitations described above.

The Company Bylaws provide that the voting by correspondence or by electronic means may encompass all matters contained in the notice, under the terms and conditions set forth therein, and votes cast in this way shall be considered at the time of the counting by adding the same to the voting rights exercised in the course of the General Meeting.

The Bylaws further provide that the terms and conditions for voting by correspondence or by electronic means shall be defined by the Chairman of the Board of the General Meeting of shareholders on t    he notice, in order to ensure their authenticity, regularity, security, reliability and confidentiality up to the time of voting.

Correspondence vote authenticity shall be ensured before the Chairman of the Board of the General Meeting of shareholders by means of a communication with a legally acknowledged signature, in the case of corporations, or, in the case of individuals, with a simple signature together with a photocopy of the relevant identity card. In order to guarantee vote confidentiality, said communication shall be sent in a closed envelope that will only be considered at the time of vote counting.

In respect of voting by electronic means, and according to a practice implemented in the Company, shareholders may vote through the website www.ptsgps.pt in observance of the requirements established thereon, provided that, by the time and date scheduled on the notice for the General Meeting of shareholders, they deliver to the Chairman of the Board of the General Meeting a communication, prepared in accordance with the form made available on that same website, with a legally acknowledged signature (or, for individuals, a simple signature together with a copy of the relevant identity card), and setting out the post address to where the password to be made available by the Company should be sent.

Additionally, the Bylaws provide that votes cast by correspondence or by electronic means are deemed as negative votes as to any resolution proposals submitted after such votes were cast. The presence at a General Meeting of a shareholder who had exercised his voting rights by correspondence or by electronic means, or of his representative, determines the revocation of the vote so cast.

According to PT SGPS’ practice, the procedure for voting by correspondence shall be as follows:

•                  Shareholders entitled to vote may, according to article 22 of the Portuguese Securities Code, exercise such vote by correspondence, provided that, by the time and date scheduled on the notice, a communication addressed to the Chairman of the Board of the General Meeting is delivered to the latter, such communication to be with a legally acknowledged signature (or, for individuals, a simple signature together with a copy of the relevant identity card), and set out the address to where voting papers and other documentation should be sent. In reply, the voting papers and other relevant documentation will be sent to such shareholders, who shall send to the Chairman of the Board of the General Meeting, in such a way as to be received by the time and date scheduled on the notice for the General Meeting a closed envelope containing another closed envelope with the duly filled in voting papers;

•                  Notwithstanding the possibility of downloading the voting papers from the Internet according to the next paragraph, there are voting papers available to shareholders at the offices of the Company, and the same may also be provided by hand delivery, by post or by electronic mail;

•                  As an alternative, shareholders may also download the voting papers from the website www.ptsgps.pt, and send the same, addressed to the Chairman of the Board of the General Meeting, duly filled in and in a closed envelope, in such a way as to be received, together with an envelope containing a copy of the identity card (or, for corporations, a legally acknowledged signature), by the time and date scheduled on the notice for the General Meeting.

The period of time implemented for receipt of declarations of vote by correspondence according to PT SGPS’ practice since the 2008 Annual General Meeting of Shareholders is 3 business days prior to the date of the General Meeting.

PT SGPS’ Bylaws do not provide for any system of detachment of patrimonial rights pertaining to the shares.

Considering the above described mechanisms for the participation and vote at the General Meeting, PT SGPS fully complies with CMVM Recommendation no. I.1, (i) promoting shareholder participation through voting by correspondence, by electronic means and by duly appointed representative in accordance with the legal and bylaw rules above, and (ii) determining a minimum number of 500 shares for voting purposes, which is not excessively high and promotes the General Meeting’s efficient functioning.

13.       MAXIMUM PERCENTAGE OF VOTING RIGHTS THAT MAY BE EXERCISED BY A SINGLE SHAREHOLDER OR BY SHAREHOLDERS CONNECTED TO THE FORMER THROUGH ANY OF THE RELATIONSHIPS SET FORTH IN ARTICLE 20,1 OF THE PORTUGUESE SECURITIES CODE

Regarding this matter, please see item 12 of Part I above.

14.       SHAREHOLDER RESOLUTIONS WHICH, ACCORDING TO THE BYLAWS, CAN ONLY BE ADOPTED WITH QUALIFIED MAJORITY, APART FROM THOSE LEGALLY PROVIDED FOR

Under article 14 of the Company’s Bylaws, the General Meeting of shareholders resolves, on a first or subsequent call, by a majority of votes cast, without prejudice to any qualified majority as required in cases as provided for by law.

In this way, the constitutive and resolutive quorum of the General Meeting of shareholders established under PT SGPS’ Bylaws is no different from that established under the Portuguese Companies Code. PT SGPS therefore complies with CMVM Recommendation no. I.2.

II. MANAGEMENT AND SUPERVISION

COMPOSITION

15.    IDENTIFICATION OF THE CORPORATE GOVERNANCE MODEL

PT SGPS follows an Anglo-Saxon-type governance model, which is based on the existence of a Board of Directors, an Audit Committee composed of non-executive directors specifically appointed by the General Meeting of shareholders and a Chartered Accountant (“ROC”) elected by the General Meeting of shareholders upon a proposal by the Audit Committee.

PT SGPS’ organisation structure further includes a Compensation Committee elected by the General Meeting of shareholders, which is responsible for determining the remunerations of the members of corporate bodies.

The members of the corporate bodies and of the Board of the General Meeting of Shareholders are elected for a three-year term of office, and they may be re-elected one or more times within the limits of the law.

Up to 30 September 2014, PT SGPS’ governance model could be schematised as follows:

* Upon the merger of the business of PT SGPS into PT Portugal and the transfer of the latter to Oi, within the framework of Oi’s capital increase that was settled on 5 May 2014, the majority of the Corporate Departments were emptied of duties (except for the General Secretariat and Investor Relations), and the Disclosure Committee also ceased its functions.

As from 1 October 2014, PT SGPS’ governance model can be schematised as follows:

Up to 30 September 2014, PT SGPS’ governance structure relied on an Executive Committee with powers delegated by the Board of Directors, which acted on a predominantly operational basis. However, after the Oi Capital Increase that was settled on 5 May 2014 (in which a portion of the newly issued shares was subscribed for by PT SGPS by means of a contribution in kind represented by 100% of PT SGPS’ shareholding in PT Portugal, a company that held, at that time, 100% of the operational assets representing the business of the Portugal Telecom group (other than the shares directly or indirectly held in Oi itself, in Contax Participacoções, S.A. and in Bratel B.V.) and the corresponding liabilities on the date of the contribution), and in view of the current framework of PT SGPS, whose business in the telecom sector is now exercised through its relevant interest in Oi, it was understood that there was no reason for keeping the corporate governance structure that existed until then, notably regarding the delegation of the management in the normal course of the Company to an Executive Committee and the corresponding mechanisms of articulation of such committee with all other directors.

In this way, the Board of Directors resolved to take on, effective as from 1 October 2014, all the powers of the management in the normal course of the Company, and so the Executive Committee ceased its existence in PT SGPS’ corporate governance structure as from such date. Currently, there are certain corporate charges that were, according to a Board resolution, specifically entrusted to certain directors, as mentioned under article 407-1 of the Portuguese Companies Code and articles 21-4 and 26 of the Bylaws:

Facilities and Services	João Mello Franco
Protection of Credits over Rio Forte	João Mello Franco, Rafael Mora Funes,
Paulo Varela (1) and Milton Silva Vargas
Follow-up of Performance of Agreements with Oi	João Mello Franco, Rafael Mora Funes,
Paulo Varela (1), Milton Silva Vargas and
Francisco Cary
Relations with Markets and Supervisory Entities	João Mello Franco
Finance and Taxation	João Mello Franco

(1) Resigned from his duties in PT SGPS on 16 March 2015.

Following the said Board resolution to take on all the powers of the management in the normal course of the Company, the Sustainability Committee also ceased its functions as a support structure for the Executive Committee. Regarding the Disclosure Committee, however, and since the Company remains a foreign private issuer with securities registered with the U.S. Securities and Exchange Commission (“SEC”), in April 2015 the Board decided to reinstate the Disclosure Committee, which is entrusted with defining, documenting and disclosing procedures as appropriate for the proper collection, processing and reporting of information, as well as reviewing all information disclosed by PT SGPS, all within the framework of the 2014 annual management report, balance sheet and accounts, together with the 20-F Form. The Disclosure Committee is currently (and until the corporate bodies for the 2015-2017 three-year term of office are appointed) composed by Mário Gomes, Luís Sousa Macedo, Pedro Guterres and Shakhaf Wine.

Following the appointment of new members for PT SGPS’ corporate bodies for the 2015-2017 three-year term of office, to take place at the Annual General Meeting of Shareholders to be held in 2015, the Board of Directors will redefine the composition and duties of the Disclosure Committee.

PT SGPS’ Board of Directors currently relies on a Corporate Governance Committee and an Evaluation Committee, each such internal committee acting within the scope of its specific powers delegated by the management body.

The Audit Committee, together with the Chartered Accountant, perform the supervision functions set forth in the applicable laws and regulations. In particular, the Audit Committee is responsible for representing the Company in its relations with the external auditors and for monitoring PT SGPS’ internal control and risk management system.

PT SGPS’ General Meeting of shareholders, in its turn, resolves on matters as specially assigned by law or the Company’s Bylaws, as well as on matters not comprised within the responsibilities of the other corporate bodies.

Considering the changes occurred in 2014, both in the chain of PT’s subsidiaries and affiliates and as to the businesses conducted by PT, and following the appointment of new members for PT’s corporate bodies for the 2015-2017 three-year term of office, to take place at the Annual General Meeting of Shareholders to be held in 2015, a revision of the current corporate governance mechanisms should be carried out in order to accommodate the same to the specificities of the Company, and to ensure, on the one hand, that this governance model guarantees an effective performance of the duties of PT’s corporate bodies and their articulation, and on the other hand, contributes to the accountability of the Company and its management vis-à-vis its shareholders, investors and the market.

16. BYLAW RULES ON THE PROCEDURAL AND MATERIAL REQUIREMENTS FOR THE APPOINTMENT AND REPLACEMENT OF THE MEMBERS OF THE BOARD OF DIRECTORS

The members of the Board of Directors are elected by the General Meeting of shareholders as described in item 17 of Part I below.

PT SGPS’ Evaluation Committee was assigned powers within the director appointment procedure as best described in item 21 of Part I below.

The Bylaws determine that the absence of any director from more than half the ordinary meetings of the Board of Directors during one financial year, in a consecutive way or not, without a justification acceptable to the Board of Directors, shall be deemed as a definitive absence of such director. Such definitive absence shall be declared by the Board of Directors, and the director in question shall be replaced as provided for by law and the Bylaws.

17. COMPOSITION OF THE BOARD OF DIRECTORS

The members of the Board of Directors were elected on 27 April 2012 for the 2012-2014 three-year term of office. Taking into account that their term of office ended on 31 December 2014, the Annual General Meeting of Shareholders of the Company to be held in 2015 will elect new members of the Board of Directors for the 2015-2017 three-year term of office.

As of 31 December 2014, the composition of the Company’s Board of Directors was as follows:

Members (date of first appointment)	Board of Directors	Audit Committee	Corporate Governance Committee	Evaluation Committee	Independence (1)	No of shares

João de Mello Franco (1998)	Chairman		Chairman	Chairman		13,308	(2)
Alfredo Baptista (2011)	Member	Member				8,193
Eurico Teles Neto (2014)	Member
Francisco Ravara Cary (2014)	Member		Member			22,000
Francisco Soares (2006) (3)	Member		Member	Member	Yes
Gerald S. McGowan (2003)	Member		Member		Yes	60,000
Jorge Cardoso (2014)	Member
José Xavier de Basto (2007)	Member	Chairman			Yes
Luís Pacheco de Melo (2006) (4)	Member					45
Marco Schroeder (2014)	Member
Maria Helena Nazaré (2009) (5)	Member				Yes
Màrio João de Matos Gomes (2009)	Member	Member			Yes
Milton Silva Vargas (2009)	Member		Member	Member	Yes
Nuno de Almeida e Vasconcellos (2006)	Member					11,190
Paulo Varela (2009) (6)	Member		Member	Member		7,134
Rafael Mora Funes (2007)	Member		Member	Member		501	(7)
Rolando Oliveira (2014)	Member			Member		5,000
Shakhaf Wine (2009)	Member

(1)     Evaluation of independence made in accordance with Service Orders no. 2.14 and 4.08 of PT SGPS’ Board of Directors and Audit Committee, article 414-5 of the Portuguese Companies Code and item 18 of the form attached to CMVM Regulation no. 4/2013, as the case may be.

(2)      322 of which are held by his spouse.

(3)      He resigned from his duties in PT SGPS on 27 February 2015.

(4)      He resigned from his duties in PT SGPS on 18 March 2015.

(5)      She resigned from her duties in PT SGPS on 31 March 2015.

(6)     He resigned from his duties in PT SGPS on 16 March 2015, and João Manuel Pisco de Castro was co-opted, on 17 March 2015, to replace him up to termination of the current term of office.

(7)    100% held by his spouse.

Since PT SGPS has no issued bonds, none of the members of the corporate bodies holds bonds issued by the Company.

The Board of Directors of PT SGPS is composed of a minimum of 15 and a maximum of 25 members, who are elected by a majority of the votes cast at the General Meeting of shareholders. According to corporate law, a minimum of shareholders representing at least 10% of the share capital and voting against the winning proposal in the election of the Board of Directors may appoint a member of the management body.

PT SGPS’ directors are appointed for a three-year term of office, the election year being considered as a full calendar year. There are no restrictions on the re-election of directors.

On 30 June 2014, Fernando Portella and Otávio Marques de Azevedo resigned from their duties as non-executive directors. On 30 July 2014, Amílcar Morais Pires resigned from his duties as non-executive director. On 4 August 2014, Joaquim Goes resigned from his duties as non-executive director. On 7 August 2014, Henrique Granadeiro resigned from his duties as Chairman of the Board of Directors and Chief Executive Officer. On 28 November 2014, Carlos Alves Duarte, Manuel Rosa da Silva and Pedro Durão Leitão resigned from their duties as directors.

At the Board meeting commenced on 16 September and ended on 18 September 2014, Francisco Ravara Cary and Rolando Oliveira were co-opted onto the Board of Directors. On 16 October 2014, Marco Schroeder and Eurico Teles Neto were also co-opted onto the Board of Directors. On 5 November 2014, Jorge Cardoso was co-opted onto the Board of Directors.

After the Oi Capital Increase that was settled on 5 May 2014, and in view of the current framework of PT SGPS, whose business in the telecom sector is now exercised through its relevant interest in Oi, it was understood that there was no reason for keeping the corporate governance structure that existed until then, notably regarding the delegation of the management in the normal course of the Company to an Executive Committee and the corresponding mechanisms of articulation of such committee with all other directors. In this way, the Board of Directors resolved to take on, effective as from 1 October 2014, all the powers of the management in the normal course of the Company, and so the Executive Committee ceased its existence in PT SGPS’ corporate governance structure as from such date. Currently, there are certain corporate charges that were, according to a Board resolution, specifically entrusted to certain directors, as mentioned under item 15 of Part I above.

On 3 October 2008, the Board of Directors approved its Internal Regulation, whereby non-executive members of this corporate body must correspond to, at least, the majority of the directors in office. On 31 December 2014, taking into account that the Executive Committee was terminated during the 2014 year, there was no distinction between executive directors and non-executive directors (save as regards the directors incorporated in the Audit Committee who, in such capacity and according to the law, are forbidden from exercising executive duties). This notwithstanding, the directors who were assigned the specific charges mentioned in item 15 of Part I above follow up closely the relevant matters, and actually report to all other members of the Board of Directors any developments occurred within the scope of such charges. In this way, the provisions of CMVM Recommendations no. 11.1.6 and 11.1.8 are deemed materially complied with.

In accordance with the above mentioned regulation, each Director shall timely inform the Chairman of the Board of Directors and the Corporate Governance Committee of any conflict of interest, being in such case restrained from discussing and voting the matters in question.

18.            EXECUTIVE AND NON-EXECUTIVE BOARD MEMBERS AND INDEPENDENCE CRITERIA

As referred to in item 17 of Part I above, as of 31 December 2014 there was no distinction between executive and non-executive directors in the Company as a result of the termination of the Executive Committee during the 2014 year. Also in item 17 of Part I above, those directors that are considered independent are identified.

Bearing in mind the criteria established in CMVM Recommendation no. 11.1.7, the Board of Directors of Portugal Telecom considers that it has a suitable number of independent directors, corresponding to one third of the total number of members of the Board — 6 independent members from among 18 directors as of 31 December 2014.

To this purpose, PT SGPS considered the criteria recommended by the CMVM relating to: (i) the governance model, i.e., with the company having adopted an Anglo-Saxon model, all members of its supervisory body are independent directors except for the member Alfredo Baptista, whose independence is deemed affected as a result of his exercise of executive duties in the Company up to the end of September 2014; (ii) the scale of the Company, also considering that PT SGPS’ business in the telecom sector is now essentially exercised through its relevant interest in Oi; (iii) the shareholder structure and free float of Portugal Telecom, bearing in mind that, even though the Company does not have a concentrated capital structure, the same included, as of 31 December 2014, three reference shareholders with an interest equal to or in excess of 10% of the share capital and voting rights and six institutional shareholders with qualified holdings of between 2% and 5% of the share capital and voting rights.

Thus, in accordance with the criteria established in CMVM Recommendation no. 11.1.7, the management body of Portugal Telecom considers that it has a suitable number of independent members considering the particularities of the Company explained above.

The evaluation of independence of directors incorporating the Audit Committee was conducted by this corporate body, in accordance with Service Order no. 4,08 approved by the Board of Directors and the Audit Committee on 31 January 2008, and article 414,5 of the Portuguese Companies Code, as detailed in item 32 of Part I below.

The evaluation of independence of directors not incorporating the Audit Committee was carried out by the Board of Directors, upon proposal by the Corporate Governance Committee, in accordance with criteria as defined in Internal Regulation no. 2,14 approved by the Board of Directors on 29 January 2014, which provides for criteria in line with item 18 of the form attached to CMVM Regulation no. 4/2013 and CMVM Recommendation no. 11.1.7. It should be stressed that, taking into account that there was no distinction between executive and non-executive directors as of 31 December 2014, the evaluation of independence of directors did not consider the fact of all directors, other than the members of the Audit Committee, having executive powers in the Company as affecting their independence.

All directors deemed independent by PT SGPS, as of 31 December 2014, as set out in item 17 of Part I above, meet the conditions required for the performance of their duties and compliance with their obligations to act diligently and in the interest of the Company in an independent manner. Thus, the Board of Directors considers that the Company’s management body includes a number of independent members that is appropriate to its size and shareholder structure, capable of playing the supervisory and accountability role that is specially entrusted to them.

According to Internal Regulation no. 2,14, the members of the Board of Directors of the Company, other than members of the Audit Committee, must send to the Chairman of the Board, within 10 business days as from their election or co-optation, and no later than 31 January of each year, declarations prepared in accordance with an Appendix to the said Internal Regulation.

Where the independence situation of any member of the Board of Directors is subsequently changed, the director in question must send to the Chairman of the Board an updated declaration, in the 10 business days following such subsequent change.

The Board of Directors assesses the independence of its non-executive members, other than the members of the Audit Committee, on the basis of such declarations, as well as of any other information of which the Board may be aware.

Independence criteria as provided for under Internal Regulation no. 2,14 are applicable to the members of the Corporate Governance Committee and of the Evaluation Committee as such. The Audit Committee, in its turn, adopts specific independence criteria, considering article 414,5 of the Portuguese Companies Code, as described in item 32 of Part I below.

19.       PROFESSIONAL QUALIFICATIONS AND OTHER RELEVANT CURRICULUM ELEMENTS OF THE MEMBERS OF THE BOARD OF DIRECTORS

The curricula of PT SGPS’ directors are shown in Appendix I.

20.       FAMILY, PROFESSIONAL OR COMMERCIAL RELATIONSHIPS, FREQUENT AND SIGNIFICANT, OF THE MEMBERS OF THE BOARD OF DIRECTORS WITH OWNERS OF QUALIFIED HOLDINGS ABOVE 2% OF THE VOTING RIGHTS

Among the directors of PT SGPS, the following maintain family, professional or commercial relationships, frequent and significant, with owners of qualified holdings in excess 2% of PT SGPS’ voting rights:

•                  João Mello Franco: he is a member (alternate) of the Board of Directors of Oi, S.A., an entity having a qualified holding in excess of 2% of the share capital and voting rights in PT SGPS.

•                  Eurico Teles Neto: he performs his professional duties in Oi, S.A., an entity having a qualified holding in excess of 2% of the share capital and voting rights in PT SGPS.

•                  Francisco Ravara Cary: he performs his professional duties in various companies incorporated in Grupo Novo Banco, S.A. (among which, director of Novo Banco, S.A.), and Novo Banco, S.A. has a qualified holding in excess of 2% of the share capital and voting rights in PT SGPS.

•                  Jorge Freire Cardoso: he is a director for the financial area of Novo Banco, S.A., an entity having a qualified holding in excess of 2% of the share capital and voting rights in PT SGPS.

•                  Marco Schroeder: he performs his professional duties in Oi, S.A. and in PT Portugal, SGPS, S.A. (this latter company being 100% controlled by Oi, S.A., and Oi, S.A. has a qualified holding in excess of 2% of the share capital and voting rights in PT SGPS.

•                  Nuno de Almeida e Vasconcellos: he is a direct relative of the beneficial owner of a qualified holding above 2% of PT SGPS’ share capital and voting rights through the company RS Holding SGPS SA, and he maintains a professional relationship with the beneficial owner of a qualified holding in excess of 2% of PT SGPS’ share capital and voting rights through the company RS Holding SGPS S.A.

•                  Rafael Mora Funes: up to February 2015, he maintained a professional relationship with an entity dependent on the beneficial owner of a qualified holding in excess of 2% of PT SGPS’ share capital and voting rights through the company RS Holding SGPS S.A.; he is a member of the Board of Directors of Oi, S.A., an entity to whom a qualified holding in excess of 2% of the PT SGPS’ share capital and voting rights is attributable.

•                  Rolando Oliveira: he is a direct relative of the beneficial owner of a qualified holding in excess of 2% of the share capital and voting rights in PT SGPS through the company Controlinveste International Finance, S.A., and he maintains a professional relationship with the beneficial owner of a qualified holding in excess of 2% of the share capital and voting rights in PT SGPS through the company Controlinveste International Finance, S.A.

•                  Shakhaf Wine: he is a member of the Board of Directors of Oi, S.A., an entity having a qualified holding in excess of 2% of the share capital and voting rights in PT SGPS.

21.       DISTRIBUTION OF POWERS AMONG THE VARIOUS CORPORATE BODIES, COMMITTEES AND/OR DEPARTMENTS OF THE COMPANY

MANAGEMENT BODY

Board of Directors

Pursuant to the Bylaws, the Board of Directors is the corporate body responsible for managing the Company’s businesses and practicing all acts regarding the corporate scope that are not within the powers of other corporate bodies. It establishes the strategic orientation of PT SGPS and monitors the day-to-day management of the Executive Committee.

In order to guarantee the existence of a structure as appropriate for PT SGPS’ management needs, the Board of Directors, at the beginning of the 2012-2014 term of office, delegated day-to-day management powers to the Executive Committee, and retained the duties of supervision and control. Within said delegation of powers, the Board of Directors assigned the Executive Committee all powers required for such purpose, without prejudice to the Board’s authority to take on any of the delegated powers, other than those in respect of the matters listed hereinafter:

•                  Co-opting directors;

•                  Request for the call of General Meetings of Shareholders;

•                  Annual reports and accounts to be submitted to the approval of the Annual General Meeting of Shareholders;

•                  Posting bonds and personal guarantees or guarantees in rem by the Company, the authority for which is reserved to the Board of Directors, without prejudice to the provisions of article 15(h) of the Bylaws;

•                  Change of the Company’s registered office;

•                  Projects for spin-off, merger and conversion of the Company, to be proposed to the General Meeting of Shareholders, as well as acquisitions, disposals, mergers, spin-offs and strategic partnership agreements involving companies of the PT Group, where, in such situations, these transactions do not constitute simple internal reorganisations of the PT Group within the framework of the general goals and fundamental principles approved by the General Meeting of Shareholders;

•                  Plans for share capital increases to be proposed to the General Meeting of Shareholders;

•                  Amendments to the Bylaws to be proposed to the General Meeting of Shareholders;

•                  Definition of the general goals and of the fundamental principles of the policies of the PT Group to be submitted for approval at the General Meeting of Shareholders, notably the definition of the sectors of investment and disinvestment, the policy for geographical expansion of its businesses and the strategic options pertaining, inter alia, to the technology to be adopted, network development and service rendering;

•                  Important extensions or reductions in the Company’s business and important modifications to the Company’s organisation;

•                  Business plans, budgets and annual investment plans;

•                  Definition of the amount to be annually proposed to the General Meeting of Shareholders for issuance of bonds or other securities that may be subsequently resolved by the Executive Committee.

The Board of Directors thus considered that the CMVM Recommendation no. II.1.2 was complied with, as no authority of the Board of Directors was delegated as regards: (i) the determination of the Company’s general strategy and policies, (ii) the definition of the PT SGPS’ corporate structure, and (iii) strategic decisions due to their amount, risk or special features, notably, regarding this latter, as a consequence of such matters being reserved to the powers of the Board of Directors pursuant to its Internal Regulation.

Such evaluation is not affected by the fact that the subscription of the Rio Forte Instruments was made without the intervention of the Board of Directors, since the Board considers that treasury applications of high amount and risk should not be deemed as being included in the powers delegated to the Executive Committee within the management in the normal course of the Company.

As per the resolution of the Board of Directors at the meeting commenced on 16 September and ended on 18 September 2014, and effective as from 1 October 2014, the Board of Directors resolved to take on all the powers of the management in the normal course of the Company delegated to the Executive Committee and also to specifically entrust certain corporate charges to certain directors, as described in item 15 of Part I above.

In addition, during the term of office ended on 31 December 2014, the Board of Directors granted specific powers to the Corporate Governance Committee in the follow up of the corporate governance system and to the Evaluation Committee in the matter of remunerations, evaluation of director performance and within the scope of selection procedures, as described herein.

Notwithstanding the Audit Committee’s powers, the Board of Directors is also responsible for ensuring the Company has effective internal control, risk management and internal auditing systems implemented.

Other than any matters excluded by law, the Board of Directors is forbidden from passing resolutions on matters assigned by the Bylaws to the General Meeting of shareholders. Shareholders, in their turn, may only resolve on management matters at the request of the management body.

However, the Board of Directors is authorised to increase the share capital, following an opinion in favour issued by the Audit Committee and a resolution approved by the General Meeting of shareholders, as described in item 9 of Part I of this report.

In addition to its strategic definition role, and according to its internal regulation, PT SGPS’ Board of Directors is responsible for ensuring the Company has effective internal control, risk management and internal audit systems. The structures responsible for the implementation of these systems are described in C.III of Part I hereto.

In this connection, it should be mentioned that, particularly as regards the subscription of the debt instruments issued by Rio Forte, and following the subsequent default as to the reimbursement of such instruments by the issuer, it was deemed necessary to reformulate the internal control and risk management rules and structures in force at the Company.

In this way, some of those rules have already been revised, seeking not only to reformulate the said mechanisms in light of the default as to the reimbursement of the Rio Forte Instruments, but also to accommodate the same to the new specificities of the Company, after the Oi Capital Increase and the changes made to the Business Combination announced on 2 October 2013.

In particular, the Board of Directors resolved to take on, effective as from 1 October 2014, all the powers of the management in the normal course of the Company, and so the Executive Committee ceased its existence in PT SGPS’ corporate governance structure as from such date. Currently, there are certain corporate charges that were, according to a Board resolution, specifically entrusted to certain directors, pursuant to article 407-1 of the Portuguese Companies Code and articles 21-4 and 26 of the Bylaws, as referred to in item 15 of Part I hereof. This situation is considered transitory, and we expect, following the end of the current term of office (2012-2014 three-year term) and the appointment of new members for PT SGPS’ corporate bodies for the 2015-2017 three-year term of office, to take place at the Annual General Meeting of Shareholders to be held in 2015, to resume the management in the normal course delegation model in an Executive Committee or Managing Directors, according to which proves more appropriate for the current size and business of the Company.

Additionally, the Board has already approved a set of internal rules that determine, notably (i) the obligation of dispersion of cash availabilities over several banks, (ii) the limitation of the kind of applications to term deposits, and (iii) the establishment of maximum quantitative limits within the scope of the delegation of certain binding powers, thus amending the previous situation under which certain transactions (as, for instance, short-term applications) were subject to delegation with no quantitative limit.

Similarly, the rules establishing the procedures for contracting and disclosing related party transactions, on the one hand, and transactions with owners of qualified holdings, on the other hand, have already been revised in order to clarify the scope of application of the control and report procedures, as well as limit the exceptions defined, respectively, for those transactions.

Powers of the Chairman of the Board of Directors

Pursuant to the Bylaws and to the Board of Directors’ internal operating rules, the Chairman of the Board of Directors is entrusted with the following duties:

•                  To represent the Board of Directors, and to promote communication between the Company and its shareholders;

•                  To coordinate the activity of the Board of Directors, and to distribute matters among its members where advisable in light of management conveniences;

•                  To call and conduct the meetings of the Board of Directors;

•                  To watch over the correct implementation of the Board of Directors’ resolutions;

•                  To ensure that resolutions on matters within the powers of the Board of Directors are adopted by this corporate body.

Additionally, since the approval of the internal operating rules of the Board of Directors, on 3 October 2008, the powers of the Chairman of the Board of Directors include, notably, to chair the Evaluation Committee.

Executive Committee / Assignment of special charges

During most of the 2014 financial year, the Board of Directors had delegated the management in the normal course of the Company to an Executive Committee, and retained the duties of supervision and control. During such period, the Executive Committee was assigned all powers required for such purpose, without prejudice to the Board’s authority to take on any of the delegated powers, other than those in respect of the matters listed above.

However, after the Oi Capital Increase that was settled on 5 May 2014, and in view of the current framework of PT SGPS, whose business in the telecom sector is now exercised through its relevant interest in Oi, it was understood that there was no reason for keeping the corporate governance structure that existed until then, notably regarding the delegation of the management in the normal course of the Company to an Executive Committee and the corresponding mechanisms of articulation of such committee with all other directors. In this way, the Board of Directors resolved to take on, effective as from 1 October 2014, all the powers of the management in the normal course of the Company, and so the Executive Committee ceased its existence in PT SGPS’ corporate governance structure as from such date. Within the scope of the said Board resolution, there are certain corporate charges that were specifically entrusted to certain directors, as mentioned under item 15 of Part I above. For such reason, CMVM Recommendation no. 11.1.1 is not complied with.

SUPERVISORY BODIES

Audit Committee

As a supervisory body, the Audit Committee has, in addition to all other powers established in the law or the Bylaws, the following specific powers:

•                  To approve and disclose the annual report of its supervisory activity, expressly mentioning any constraints faced;

•                  To approve an annual action plan contemplating, inter alia, the measures required for compliance with its powers and duties in the following year;

•                  To inform and discuss with the Board of Directors and the Executive Committee, as the case may be, any situations identified in the exercise of their powers and duties;

•                  To discuss and issue its prior opinion to the management body and External Auditors on any reports, documentation or information to be disclosed to the competent authorities;

•                  To adopt procedures to ensure compliance by PT SGPS with the legal and regulatory provisions applicable to the Company;

•                  To check the accuracy of financial statements and generally supervise the quality and integrity of the financial information contained in the Company’s financial statements;

•                  To control the preparation and disclosure of financial information, and to give its prior opinion, within the framework of its powers and duties as established by law and the Bylaws, and whenever it so deems necessary or fit, on any reports, documentation or information to be disclosed or submitted by the Company to the competent authorities;

•                  To analyse and issue its opinion on relevant matters connected to accounting and auditing aspects and impact on financial statements of changes to the accounting rules applicable to the Company and to its accounting policies;

•                  To control the auditing to the Company’s financial statements performed by the Chartered Accountant and the auditors, as well as to supervise and assess internal procedures on accounting and auditing matters;

•                  To propose the appointment of the Chartered Accountant to the General Meeting of shareholders;

•                  To control the independence of the Chartered Accountant, notably as regards the rendering of additional services;

•                  Direct and exclusive responsibility as to the appointment, hiring, confirmation or termination of duties and determination of remuneration of the Company’s External Auditors, as well as to the control over their qualifications and independence, and approval of audit and/or other services to be rendered by such External Auditors or by any entities associated to the same; the External Auditors of the Company must report and be subject to the direct and exclusive supervision of the Audit Committee, which, each year, shall obtain from and review with the external auditors an external audit report;

•                  To settle any differences between the management body and the External Auditors in respect of the financial information to be included in the financial statements to be reported to the competent authorities, as well as in respect of the procedure of preparation of the audit reports to be issued by the said external auditors;

•                  To control the quality, integrity and efficiency of the PT Group’s internal control and risk management systems, as well as of its internal audit systems, including an annual review of the adequacy and efficiency of the same;

•                  To receive reports of irregularities, claims and/or complaints submitted by shareholders, Company employees or others, and to implement procedures aimed at receiving, recording and processing the same when related to accounting and auditing aspects or to internal control procedures on such matters;

•                  To issue its prior opinion in favour of proposals for relevant transactions of the Company or its subsidiaries with related parties or with owners of qualified holdings, as described in item 89 of Part I hereof.

Additionally, and by virtue of the amendments to the Portuguese Companies Code made by Decree-Law no. 185/2009 of 12 August 2009, it is further the duty of the Audit Committee to verify whether the Company’s governance report disclosed each year includes all legally required data, as well as to express its agreement as to the annual management report and accounts for the financial year.

The Audit Committee further decides on the work plans and resources concerning the internal audit services and services that ensure compliance with the rules applicable to the Company (compliance services), and it is the recipient of reports made by these services at least when it concerns matters related to accountability, identification or resolution of conflicts of interest and detection of potential improprieties.

The Company therefore complies with CMVM Recommendations no. ll.2.2 to ll.2.5.

Chartered Accountant

Under articles 420,1 (c), (d), (e) & (f) and 446,3 of the Portuguese Companies Code, it is the duty of the Chartered Accountant to control the regularity of the books, accounting records and documents supporting the same, as the Chartered Accountant deems fit and appropriate, the extension of cash and inventory of any kind of assets or values owned or received as collateral, deposit or otherwise by the Company, and furthermore the accuracy of individual and consolidated financial statements, as well as that the accounting policies and criteria adopted by the Company lead to a correct assessment of its assets and results.

Following entry into force of Decree-Law no. 185/2009 of 12 August 2009, similarly to the Audit Committee, it also became the duty of the Chartered Accountant to verify whether the Company’s governance report disclosed each year includes all legally required data as regards, inter alia, qualified shareholdings in the Company capital, identification of shareholders of special rights and description of such rights, any restrictions in respect of voting rights, rules applicable to appointment and replacement of directors, Bylaw amendment and powers and resolutions of the management body, and the main constituents of the internal control and risk management systems implemented in the Company in connection with the financial information disclosure procedure.

COMMITTEES AND SUPPORTING STRUCTURES

Evaluation Committee

The Evaluation Committee has the duties, powers and responsibilities as required to assist the Board of Directors in the following areas:

•                  Evaluation of the overall performance of the Board of Directors;

•                  Evaluation of the performance of the members of the Executive Committee, based on criteria as approved by the Compensation Committee appointed by PT SGPS’ General Meeting of shareholders.

Additionally, the Evaluation Committee has the duties and powers required to perform consulting functions in respect of criteria for selection of the members of the management bodies of PT SGPS and its most relevant subsidiaries, as well as of the members of specific committees created within the Board of Directors of the Company.

In particular, and in line with CMVM Recommendation no. II.1.4, the Evaluation Committee is entrusted with:

•                  Submitting to the Board of Directors and Compensation Committee, as applicable, a communication on the level of compliance by the Company with the legal and regulatory provisions, recommendations and guidelines issued by the competent authorities in the specific areas of evaluation, remuneration and selection, and studying and recommending the adoption of measures that prove to be required or appropriate in order to ensure compliance with such rules;

•                 Assisting the Board of Directors within the framework of the annual evaluation of the performance of such body, submitting for such purpose a written annual performance evaluation report, and evaluating the performance of the members of the Executive Committee each year, in accordance with the objective criteria approved by the Compensation Committee for purposes and within the framework of the procedure of determining the variable component of the remuneration of executive directors, after the Chief Executive Officer has been heard;

•                  In view of the determination of the relevant remuneration criteria by the Compensation Committee, defining, for each term of office and each year, the goals of the Executive Committee, taking into account the plans approved by the Board of Directors;

•                  Proposing and discussing with the Compensation Committee the remuneration policy for members of the management and supervisory bodies of the Company, and issuing an opinion on the annual remuneration policy declaration to be submitted by the Compensation Committee to the Annual General Meeting of Shareholders;

•                  Discussing the standard draft management contracts and the contracts with other members of the corporate bodies, and negotiating their respective individual conditions;

•                  Preparing and periodically revising the selection criteria and qualification, knowledge and professional experience summary deemed as the appropriate profile for the performance of functions as a member of the management body of PT SGPS’ most relevant subsidiaries;

•                  Assisting the Board of Directors in the performance of its duties and powers in respect of co-optation of the Company’s directors, selection of directors (even if upon the initiative of shareholders having the capacity to submit lists to voting) and appointment and substitution of directors that compose specialised committees of the Company’s Board of Directors, as well as the directors composing the Executive Committee, in this latter case upon proposal of the Chief Executive Officer;

•                  Advising the Executive Committee in the matter of selection and relevant criteria for determination of the remuneration of the members of management bodies of PT SGPS’ most relevant subsidiaries.

During the 2014 financial year, within the powers delegated by the Board of Directors and as a technical support structure to the Compensation Committee, the Evaluation Committee developed the following main activities:

•                  Preparation and approval of a communication to be addressed to the Board of Directors and Compensation Committee on the level of compliance by the Company in 2013 of the rules, recommendations and guidelines applicable in specific evaluation, remuneration and selection areas;

•                 Preparation of the 2013 self-evaluation report, including the evaluation of the operation regulation of the Evaluation Committee;

•                  Approval of a recommendation to the Compensation Committee on the declaration on remuneration policy for the management and supervisory bodies, for purposes of submission to the Annual General Meeting of Shareholders and in connection with the 2012-2014 term of office;

•                  Approval of a recommendation to the Compensation Committee on the calculation methodology of the variable remuneration for the current term of office and development of a study on the matter by a workgroup within this committee;

•                  Approval of a recommendation to the Compensation Committee on the remuneration policy for the current term of office and assignment, calculation and determination of remunerations in view of the changes made to the Business Combination with Oi during the second half of the year;

•                  Approval of a recommendation to the Compensation Committee on the remuneration to be earned by the Directors that composed the Executive Committee and by the current Chairman of the Board of Directors, following the changes to the Company’s governance model, whereby the Board of Directors resolved (i) to take on, effective as from 1 October 2014, all the powers of the management in the normal course of the Company, resulting in the Executive Committee ceasing its existence in PT SGPS’ corporate governance structure as from such date, and (ii) to replace the Chairman of the Board of Directors following the resignation of the director who was in such position.

Corporate Governance Committee

The Board of Directors has delegated to the Corporate Governance Committee the duties, powers and responsibilities as required to assist the Board in the performance of its supervision function as to the Company’s business in the following areas:

•                  Adoption, review and permanent evaluation of the corporate governance model, of internal rules and procedures on the Company’s structure and governance, as well as of the PT Group’s conduct principles and practices in compliance with the Bylaws and the legal and regulatory provisions, and furthermore of national and international recommendations, standards and best practices on this matter — the Corporate Governance Committee sends to the Board of Directors, until the date of approval of the annual report and accounts to be submitted to the Annual General Meeting of Shareholders, a written communication on the level of compliance with such rules by the Company;

•                  Evaluation and control of the Company’s governance practices.

In particular, and also in line with CMVM Recommendation no. II.1.4, the Corporate Governance Committee has the following assignments:

•                       To propose to the Board of Directors, to review and to re-evaluate the Company’s corporate governance model, including the organisation structure, operation, responsibilities and internal rules of the Board of Directors;

•                       To study, review and re-evaluate the Group’s corporate governance principles and practices, notably concerning Group relations, and particularly Company relations with the market, the shareholders and other stakeholders, qualifications, independence and responsibility of directors, as well as prevention and management of conflict of interest and information discipline;

•                       To assist the Board of Directors in evaluating its performance as to governance practices (carrying out an annual evaluation of the practices of the Board as a whole and its committees, of the contribution of the several members for its good functioning, as well as its relationship with the other corporate bodies) in order to contribute to efficiency, transparency and improvement in this procedure, materializing in an annual report on the Company’s governance practices addressed to the Board and constituting an innovative practice by PT SGPS;

•                       To study, review and re-evaluate the values, principles and practices that must govern the conduct of the PT Group’s employees, including the study, review, interpretation and supervision of application of the codes of ethics or conduct approved or to be approved by the Company.

During the 2014 financial year, the Corporate Governance Committee carried out the following main activities:

•                       Drafting of a report on the Company’s governance practices and a statement on the degree of compliance by the Company with prevailing regulations on matters of corporate governance, and an opinion on the governance report for 2013;

•                       Drafting of the 2013 self-evaluation report, including an evaluation of the respective operating regulations;

•                       Analysis of the degree of compliance by the Company with the recommendations appearing in the CMVM and IPCG Governance Codes published in 2013.

•                       Taking into account the participation of PT SGPS in the Oi Capital Increase that was settled on 5 May 2014, and in view of the current framework of the Company, whose business in the telecom sector is now exercised through its relevant interest in Oi, it was understood that there was no reason for keeping the corporate governance structure that existed until then, notably regarding the delegation of the management in the normal course of the Company to an Executive Committee and the corresponding mechanisms of articulation of such committee with all other directors. In this way, the Corporate Governance Committee proposed to the Board of Directors a reformulation of the organisation model of the Board for the current term of office (2012-2014) consisting in:

•               recomposing, even though partially, the Board of Directors by means of co-opting members onto the Board following the resignation submitted, especially during the second half of the year, by several PT SGPS directors;

•               replacing the Chairman of the Board of Directors following the resignation of the director who was in such position;

•               the Board taking on all the powers delegated by the Board of Directors to the Executive Committee, considering the changes occurred in the PT SGPS universe structure; and

•               entrusting certain special charges and powers of representation to some directors, under article 407-1 of the Portuguese Companies Code and articles 21-4 and 26 of the Bylaws.

Supporting Structures

Upon the merger of the business of PT SGPS into PT Portugal and the transfer of the latter to Oi, within the framework of Oi’s capital increase that was settled on 5 May 2014, the Disclosure Committee, as a support structure for the Executive Committee, ceased its functions. In addition, following the Board resolution to take on, effective as from 1 October 2014, all the powers of the management in the normal course of the Company — resulting in the Executive Committee ceasing its existence in PT SGPS’ corporate governance structure as from such date — the Sustainability Committee also ceased its functions as a support structure for the Executive Committee.

However, and since the Company remains a foreign private issuer with securities registered with SEC, in April 2015 the Board decided to reinstate the Disclosure Committee, which is entrusted with defining, documenting and disclosing procedures as appropriate for the proper collection, processing and reporting of information, as well as reviewing all information disclosed by PT SGPS, all within the framework of the 2014 annual management report, balance sheet and accounts, together with the 20-F Form. The Disclosure Committee is currently composed by Mário Gomes, Luís Sousa Macedo, Pedro Guterres and Shakhaf Wine.

In view of the current framework of PT SGPS, whose business in the telecom sector is now exercised through its relevant interest in Oi, and following the appointment of new members of PT SGPS’ corporate bodies for the 2015-2017 three-year term of office that is to take place at the Annual General Meeting of Shareholders to be held in 2015, a revision of the Company’s governance model and structures should be carried out in order to implement mechanisms as more appropriate for PT SGPS’ current and future reality and challenges.

22.          OPERATING RULES OF THE BOARD OF DIRECTORS

On 3 October 2008, the Board of Directors adopted its internal operation regulation. The full text of this regulation may be consulted on the Company’s website, link: http://www.telecom.pt/NR/rdonlyres/50C3FC4F-93E5-486B-8419-9FEED7879675/1449456/RegulamentoCA_4abr10e1.pdf.

Under the terms of article 24 of the Bylaws and the Board’s Internal Regulation, the Board of Directors shall meet every month and will meet extraordinarily whenever called upon by its Chairman, by two directors or by the Audit Committee.

The Board of Directors may not work without the presence of the majority of its members in office. The Chairman of the Board of Directors may, when clearly urgent, waive the presence of such majority if the same is ensured through voting by correspondence or through a power of attorney, although a director may not represent more than one other director.

The resolutions of the Board of Directors are passed by a majority of votes cast, and the Chairman has a casting vote.

23.          NUMBER OF MEETINGS OF THE BOARD OF DIRECTORS AND DEGREE OF ATTENDANCE OF EACH MEMBER

During the 2014 financial year, 22 meetings of the Board of Directors took place. The degree of attendance of each member to these meetings was 100%.

The Chairman of the Board of Directors sends all notices and minutes of the Board meetings to the Chairman of the Audit Committee in order to allow for the proper information of such officer. In this way, and since there was no Executive Committee within the Company as of 31

December 2014, CMVM Recommendation no. II.1.9 — as well as evaluation of compliance in material terms — are understood as applicable to PT SGPS’ management body and its Chairman.

24.            INDICATION OF THE CORPORATE BODIES EMPOWERED TO CARRY OUT THE PERFORMANCE EVALUATION OF EXECUTIVE DIRECTORS

The Compensation Committee determines the remunerations of the executive members of the management body based on objective criteria as approved by such committee and on the evaluation of the performance of executive directors carried out by the Evaluation Committee, within the framework of its specific powers, upon hearing the Chief Executive Officer.

Similarly, executive directors are evaluated within the scope of the performance evaluation of the Board of Directors itself.

Furthermore, pursuant to the law, the General Meeting of shareholders makes an annual general appraisal of the management (and supervision) of the Company.

Finally, it should be mentioned that the Corporate Governance Committee has powers that, although delegated by the Board of Directors, determine that such committee evaluates the governance practices adopted by the Company and its management body.

After the Oi Capital Increase that was settled on 5 May 2014, and in view of the current framework of PT SGPS, whose business in the telecom sector is now exercised through its relevant interest in Oi, it was understood that there was no reason for keeping the corporate governance structure that existed until then, notably regarding the delegation of the management in the normal course of the Company to an Executive Committee and the corresponding mechanisms of articulation of such committee with all other directors. In this way, the Board of Directors resolved to take on, effective as from 1 October 2014, all the powers of the management in the normal course of the Company, and so the Executive Committee ceased its existence in PT SGPS’ corporate governance structure as from such date. Currently, there are certain corporate charges that were, according to a Board resolution, specifically entrusted to certain directors, as mentioned under item 15 of Part I above.

25.       PRE-DETERMINED CRITERIA FOR THE PERFORMANCE EVALUATION OF EXECUTIVE DIRECTORS

According to the statement on the remuneration policy for the members of PT SGPS management and supervisory bodies in force during the 2014 financial year set out in Appendix III, the determination of the variable remuneration to be allocated for the performance of the year was based on a percentage of the annual fixed remuneration calculated by using a weighted average of the level of achievement of a combination of indicators associated to performance and sustainability of the Company, provided that at least 85% of the goals established for each such indicator must be achieved.

The performance evaluation was made taking into account the evolution of the following indicators:

•                  The total shareholder return (TSR), considered as such the return generated by the PT SGPS share, including not only the trading price variation but also any payments made (dividend);

•                  The global earnings of the PT Group;

•                  The overall EBITDA — CAPEX of the PT Group;

•                  PT SGPS’ sustainability index (using the Dow Jones Sustainability Index methodology);

and

•                  The achievement of the strategic goals at a national and international level.

As mentioned above, there were no executive directors appointed as at 31 December 2014, and the Board of Directors chose to entrust certain corporate charges to certain directors mentioned in item 15 of Part I above.

On 3 September 2014, PT SGPS’ Compensation Committee, under proposal by the Evaluation Committee, and considering notably PT SGPS’ current situation and the changes made to the Business Combination with Oi, resolved to instruct the Company’s corporate bodies, committees and relevant services not to make any payments in connection with variable remunerations and/or any other form of performance and/or office termination bonus or compensation (other than any fixed remuneration due), even if under past resolutions adopted by the Compensation Committee (notably, amounts pending calculation/allocation and/or deferred), until the Compensation Committee, supported by the Evaluation Committee would identify and examine the situations in question and resolve as to the same.

26.       AVAILABILITY OF EACH MEMBER OF THE BOARD OF DIRECTORS AND INDICATION OF FUNCTIONS EXERCISED SIMULTANEOUSLY IN OTHER COMPANIES, INSIDE AND OUTSIDE THE GROUP, AND OTHER RELEVANT ACTIVITIES EXERCISED BY THE MEMBERS OF THE BOARD OF DIRECTORS

The functions exercised by the PT SGPS’ directors in other companies as well as their other relevant activities are shown in Appendix I. The duties performed and the attendance and active participation of the directors in the meetings of the Board of Directors (in respect of all its members) — see item 23 of Part I above — evidence the availability of each member of the Board of Directors to perform duties as director of the Company.

COMMITTEES WITHIN THE MANAGEMENT OR SUPERVISION BODIES AND DELEGATED DIRECTORS

27.       COMMITTEES CREATED WITHIN THE BOARD OF DIRECTORS AND LOCAL FOR THE CONSULTATION OF THEIR OPERATING RULES

Evaluation Committee

In line with the best national and international practices in the matter of corporate governance, as well as with the recommendations issued by CMVM within this framework, PT SGPS’ Board of Directors resolved, on 15 October 2008, to delegate to an Evaluation Committee the powers required for the evaluation of the executive members of the management body and of the Board of Directors as a whole, as well as consulting functions regarding the selection of the members of the management bodies of the most relevant companies within the PT Group.

It should be stressed, in fact, that since the 2009 Annual General Meeting of Shareholders PT SGPS has been adopting a practice that is innovative among Portuguese companies admitted to trade, i.e. submitting to the shareholders at elective General Meetings a report prepared by the Evaluation Committee on the selection procedure for directors whose election is proposed at such General Meetings.

As provided for under the corresponding operating regulation, the Evaluation Committee shall be composed of the Chairman of the Board of Directors, the Chief Executive Officer (a position that is currently vacant, following the taking on by the Board of Directors, effective as from 1 October 2014, all the powers of the management in the normal course of the Company resulting in the Executive Committee ceasing its existence), the Chairman of the Audit

Committee and four non-executive directors, including at least one independent director, and their term of office shall be the same as the term of office of the Board of Directors.

The Chairman of the Board of Directors of the Company shall be the Chairman of the Evaluation Committee.

As of 31 December 2014, the composition of the Evaluation Committee was as follows:

Composition
João de Mello Franco	Chairman
Francisco Soares(1)	Member
Milton Silva Vargas	Member
Paulo Varela(2)	Member
Rafael Mora Funes	Member
Rolando Oliveira	Member

(1)  He resigned from his duties at PT SGPS on 27 February 2015, and was replaced by director Francisco Cary on 29 March 2015.

(2)  He resigned from his duties at PT SGPS on 16 February 2015, and was replaced by director João Manuel Pisco de Castro on 29 March 2015.

Corporate Governance Committee

In compliance with the applicable legal and regulatory requirements, and in order to adopt the existing recommendations and best international practices, as of 31 December 2014 and the date hereof, in addition to the Evaluation Committee, the Board of Directors comprises a committee responsible for assessing and developing the corporate governance model: the Corporate Governance Committee.

The Corporate Governance Committee is composed of six to nine non-executive members of the Board of Directors, including the Chairman of the Board of Directors, having experience and knowledge as appropriate to reflect on the corporate governance model and permanently following up the adoption of the best corporate governance practices within PT SGPS, in light of the specific features of the Company, and at least one third of independent members.

The Corporate Governance Committee is presided over by the Chairman of the Board of Directors.

As of 31 December 2014, the composition of the Corporate Governance Committee was as follows:

Composition
João de Mello Franco	Chairman
Francisco Cary	Member
Francisco Soares (1)	Member
Gerald S. McGowan	Member
Milton Silva Vargas	Member
Paulo Varela(2)	Member
Rafael Mora Funes	Member

(1)  He resigned from his duties at PT SGPS on 27 February 2015.

(2)  He resigned from his duties at PT SGPS on 16 February 2015, and was replaced by director João Manuel Pisco de Castro on 29 March 2015.

Operation of the Evaluation Committee and Corporate Governance Committee

Each such committee meets ordinarily once every quarter and whenever called upon by its Chairman on his own initiative or at the request of any one of its members. These committees may not function without the presence or due representation of the majority of its members, and their resolutions are taken by a majority of votes cast, the Chairman having a casting vote.

In addition to the above rules, the operating rules of the Board of Directors provide for the provision of information by the Evaluation Committee and Corporate Governance Committee to the members of the Board of Directors not incorporating the same.

The operation regulations of the Evaluation Committee and Corporate Governance Committee are available for consultation on the PT SGPS website at the following links respectively: http://conteudos.ptsgps.pt/Documents/site/investidores/governo_sociedade/comissao-interna/Comissao_Avaliacao/PT/Comisso_Avaliao_mar2011p.pdf and http://conteudos.ptsgps.pt/Documents/site/investidores/governo_sociedade/informacao-adicional/RegulamentoComissaoGovernoSet2013.pdf.

Following the appointment of new members of PT SGPS’ corporate bodies for the 2015-2017 three-year term of office that is to take place at the Annual General Meeting of Shareholders to be held in 2015, and in the context of the intended revision of the corporate governance mechanisms currently in force, the rules on the composition and operation and the powers of the Evaluation Committee and Corporate Governance Committee should be examined and redefined taking into account the current size and business of the Company.

28.       COMPOSITION OF THE EXECUTIVE COMMITTEE AND/OR IDENTIFICATION OF MANAGING DIRECTORS

According to the Bylaws, the Board of Directors appoints the Chief Executive Officer (“CEO”) and all other members of the Executive Committee. These members are appointed upon proposal by the CEO.

The Bylaws also provide that the Executive Committee schedules the dates and periodicity of its own ordinary meetings, and shall meet extraordinarily whenever called upon by its Chief Executive Officer, by two of its members or by the Audit Committee.

The Executive Committee may not work without the presence of the majority of its members in office. The Chief Executive Officer may, when clearly urgent, waive the presence of such majority if the same is ensured through voting by correspondence or through a power of attorney, although a member of the Executive Committee may not represent more than one other member of the same, and also by conference call and videoconference.

The resolutions of the Executive Committee are passed by a majority of votes cast, and the Chief Executive Officer has a casting vote.

After the Oi Capital Increase that was settled on 5 May 2014, and in view of the current framework of PT SGPS, whose business in the telecom sector is now exercised through its relevant interest in Oi, it was understood that there was no reason for keeping the corporate governance structure that existed until then, notably regarding the delegation of the management in the normal course of the Company to an Executive Committee and the corresponding mechanisms of articulation of such committee with all other directors. In this way, the Board of Directors resolved to take on, effective as from 1 October 2014, all the powers of the management in the normal course of the Company, and so the Executive

Committee ceased its existence in PT SGPS’ corporate governance structure as from such date.

Additionally, within the scope of that same Board resolution, certain corporate charges were specifically entrusted to certain directors pursuant to article 407-1 of the Portuguese Companies Code and articles 21-4 and 26 of the Bylaws:

Facilities and Services	João Mello Franco
Protection of Credits over Rio Forte	João Mello Franco, Rafael Mora Funes, Paulo Varela (1) and Milton Silva Vargas
Follow-up of Performance of Agreements with Oi	João Mello Franco, Rafael Mora Funes, Paulo Varela (1), Milton Silva Vargas and Francisco Cary
Relations with Markets and Supervisory Entities	João Mello Franco
Finance and Taxation	João Mello Franco

(1) Resigned from his duties in PT SGPS on 16 March 2015.

In this way, CMVM Recommendation no. II.1.2 is deemed complied with, as no authority of the Board of Directors is delegated as regards: (i) the determination of the Company’s general strategy and policies, (ii) the definition of the PT SGPS’ corporate structure, and (iii) strategic decisions due to their amount, risk or special features, notably, regarding this latter, as a consequence of such matters being reserved to the powers of the Board of Directors pursuant to its Internal Regulation.

Following the appointment of new members of PT SGPS’ corporate bodies for the 2015-2017 three-year term of office that is to take place at the Annual General Meeting of Shareholders to be held in 2015, and in the context of the intended revision of both the corporate governance mechanisms currently in force and the Company’s Bylaws, we expect PT SGPS to resume its power delegation in an Executive Committee (and the resulting redefinition of such committee’s composition and operation rules) or Managing Directors, according to which proves more appropriate for the current size and business of the Company.

29.       DUTIES OF EACH COMMITTEE CREATED WITHIN THE BOARD OF DIRECTORS AND SUMMARY OF THE ACTIVITIES DEVELOPED IN THE EXERCISE OF SUCH DUTIES

Regarding this matter, please see items 21 and 27 of Part I above.

III. SUPERVISION

COMPOSITION

30.       IDENTIFICATION OF THE SUPERVISORY BODY

The supervisory body corresponding to the governance model adopted by the Company is the Audit Committee. For more information, please refer to item 21 of Part I above.

31.       COMPOSITION OF THE AUDIT COMMITTEE

In observance of the requirements of article 423B of the Portuguese Companies Code and PT SGPS’ Bylaws, the Audit Committee is exclusively composed of non-executive directors meeting the requirements of independence defined under article 414-5 & 6 of the same Code, as further explained in item 32 of Part I below, and having higher education as appropriate to carry out their duties, with at least one member having knowledge of auditing and accounting matters.

The members of the Audit Committee are appointed by the General Meeting of shareholders together with all other directors and, in accordance with the Company’s Bylaws, the lists proposed for the composition of the Board of Directors must specify the members to be appointed to the Audit Committee and its Chairman.

The members of the Audit Committee were elected on 27 April 2012 for the 2012-2014 three-year term of office. Taking into account the end of such term of office on 31 December 2014, the Annual General Meeting of Shareholders to be held in 2015 will elect new member for PT SGPS’ supervisory body for the 2015-2017 three-year term of office.

As at 31 December 2014, the Company’s Audit Committee was composed as follows:

Composition
(date of first appointment)
José Guilherme Xavier de Basto	Chairman*
(22/06/2007)
Alfredo José Silva de Oliveira Baptista	Member*
(13/11/2014)
Mário João de Matos Gomes	Member
(27/03/2009)

*       Following the resignation of João de Mello Franco from his office as Chairman of the Audit Committee in the context of his appointment as Chairman of the Board of Directors of PT SGPS, director Alfredo Baptista was co-opted, by resolution of the Audit Committee dated 13 November 2014, onto this committee. José Xavier de Basto took office as Chairman of the Audit Committee as from that same date.

32.       IDENTIFICATION OF THE MEMBERS OF THE AUDIT COMMITTEE CONSIDERED INDEPENDENT UNDER ARTICLE 414,5 OF THE PORTUGUESE COMPANIES CODE

Taking into consideration the internal rules on independence issues and the communications made by this corporate body’s members, as at 31 December 2014, the Audit Committee complies with the provisions of article 423B-4 & 5 of the Portuguese Companies Code, since all its members are independent (except for Alfredo Baptista, whose independence is deemed affected as a result of his exercise of executive duties in the Company up to the end of September 2014), pursuant to article 414-5 of the same Code and item 18 of the form attached to CMVM Regulation no. 4/2013, and have appropriate training and expertise, and therefore CMVM Recommendation no. II.2.1 is also complied with.

It should be stressed that as of 31 December 2014 (i) independence of the members of the Company’s Audit Committee was also assessed in accordance with SEC rules applicable to PT SGPS’ Audit Committee, which rules are described in Appendix II hereto, and (ii) all the members of the Audit Committee were independent according to such rules, including the member of the Audit Committee Mário João de Matos Gomes, who is the audit committee financial expert according to the provisions of Item 16A of Form 20-F submitted to SEC each year. It should also be stressed that, as at 31 December 2014, the Audit Committee member Alfredo Baptista was deemed independent in the light of SEC rules (Rule 10A-3, Listing Standards Relating to Audit Committees), and that the NYSE rules applicable to the Company as at that same date required no more that compliance with such rule; however, the said Director did not comply with the additional rules of independence of NYSE Section 303A.02 (Corporate Governance Standards — Independence Tests), which were voluntarily applied by the Company to Audit Committee members in the past, because the Director in question had exercised duties of executive director in the Company up to 30 September 2014.

For purposes of assessment of independence, non-existence of incompatibility situations and specialisation of the members of the Audit Committee as such, the Audit Committee and the Board of Directors of PT SGPS adopted, on 31 January 2008, Service Order no. 4,08, which was prepared on the basis of the independence concept set out under article 414,5, the list of incompatibilities provided for under article 414A, and the specialisation concept set out under article 414,4, all of the Portuguese Companies Code and applicable by virtue of article 423B of that same Code. All other applicable market rules, including the rules in force in the US market, notably the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, Rule 10A-3, Listing Standards Relating to Audit Committee of SEC and under Section 303A on Corporate Governance Standards of NYSE, were also taken into account. It should be stressed that, as from 30 March 2015, PT SGPS is no longer subject to the rules set out in Rule 10A-3, Listing Standards Relating to Audit Committees of SEC applicable to companies with shares traded on the NYSE due to the withdrawal from trading on the NYSE of the Company’s American Depositary Receipts (ADRs).

In accordance with said Service Order no. 4,08, the members of the Audit Committee must send to its Chairman, within the 10 business days following their appointment and no later than 31 January of each year, declarations prepared in accordance with an Appendix to such Service Order.

Additionally, where a member of the Audit Committee is or should be aware that a subsequent change regarding the independence, incompatibility and specialisation requirements applicable to such member has occurred or will occur, the member in question must send an updated declaration to the Chairman of the Audit Committee, reasonably in advance or, if not possible to send it in advance, immediately after the fact.

The Audit Committee assesses, from time to time, the compliance of its members with applicable rules on incompatibilities, independence and specialisation on the basis of such declarations, as well as of any other information of which the Audit Committee may be aware.

Furthermore, should the Audit Committee conclude that, at a certain point in time, a member fails to comply, or may eventually fail to comply, with the requirements as to incompatibilities, independence or specialisation as provided for under the Portuguese Companies Code, the Audit Committee will trigger the necessary mechanisms for replacement of such members as required for the composition of this corporate body to be in conformity with the applicable legal and bylaw provisions.

33.       PROFESSIONAL QUALIFICATIONS AND OTHER RELEVANT CURRICULUM ELEMENTS OF THE MEMBERS OF THE AUDIT COMMITTEE

The curricula of the members of PT SGPS’ Audit Committee are shown in Appendix I.

OPERATION

34.       OPERATING RULES OF THE AUDIT COMMITTEE

The Audit Committee has adopted its Internal Regulation, which may be consulted on the following electronic address: http://conteudos.ptsgps.pt/Documents/site/investidores/governo_sociedade/comissao-auditoria/Regulamento_Comisso_de_Auditoria_PT.pdf.

According to such Regulation, the Audit Committee meets at least once every two months, on the day and at the place established by its Chairman, although extraordinary meetings may be called upon by its Chairman or at the request of a majority of the members of the Committee.

Additionally, the Audit Committee may meet, on its own initiative, at least once every quarter of each financial year, separately with the Executive Committee, the Internal Audit Department and the Company’s External Auditors. Its members shall participate in the meetings of the Executive Committee / Board of Directors in which financial statements are reviewed.

The Audit Committee shall not function without the presence of the majority of its members in office. Its Chairman may, when clearly urgent or there is a justified impossibility, waive the presence of that majority if the same is ensured through voting by correspondence or by power of attorney, although no member may represent more than one other member of the Audit Committee.

The Audit Committee’s resolutions are approved by a majority of the votes cast, and its Chairman has a casting vote.

35.         NUMBER OF MEETINGS OF THE AUDIT COMMITTEE AND DEGREE OF ATTENDANCE OF EACH MEMBER

During the 2014 financial year, 14 meetings of the Audit Committee took place. The degree of attendance of each member to these meetings was 100%.

36.         AVAILABILITY OF EACH MEMBER OF THE AUDIT COMMITTEE AND INDICATION OF FUNCTIONS EXERCISED SIMULTANEOUSLY IN OTHER COMPANIES, INSIDE AND OUTSIDE THE GROUP, AND OTHER RELEVANT ACTIVITIES EXERCISED BY THE MEMBERS OF THE AUDIT COMMITTEE

The functions exercised by the members of PT SGPS’ Audit Committee in other companies as well as their other relevant activities are shown in Appendix I. The duties performed and the attendance and active participation of the members of the Audit Committee in the meetings of the Board of Directors and of the Audit Committee (see items 23 and 35 of Part I above, as well as the Report of the Audit Committee’s Activities which is made available at the Company’s website) evidence the availability of each member of the Audit Committee to perform such duties.

COMPETENCES AND DUTIES

37.                 PROCEDURES AND CRITERIA APPLICABLE TO THE INTERVENTION OF THE SUPERVISORY BODY WHEN HIRING ADDITIONAL SERVICES FROM THE EXTERNAL AUDITOR

The services other than auditing services provided to the Company and to companies in a control relationship with PT SGPS by the External Auditor and entities in a holding relationship with or incorporated in the same network as the External Auditor were previously approved by the Audit Committee, upon review of each specific service, which considered the following aspects: (i) such services having no effect on the independence of the External Auditor and any safeguards used; and (ii) the position of the External Auditor in the provision of such services, notably the External Auditor’s experience and knowledge of the Company.

Furthermore, although hiring services other than auditing services to the External Auditor is admissible, it is envisaged as an exception. In this way, in 2014, such services reached only around 1% of the total amount of services provided by Deloitte & Associados, SROC S.A. as

External Auditor, both to the Company and to the entities that were incorporated in the PT Group (in the case of the companies of the PT Group that were transferred to Oi in the context of Oi’s capital increase, the values in question correspond only to services provided up to 5 May 2014, the date of settlement of the said capital increase).

Therefore, PT SGPS believes to comply with CMVM Recommendation no. IV.2.

38.         OTHER DUTIES OF THE SUPERVISORY BODIES

Regarding this matter, please see item 21 of Part I above.

IV. CHARTERED ACCOUNTANT (REVISOR OFICIAL DE CONTAS / ROC)

39.         IDENTIFICATION OF THE CHARTERED ACCOUNTANT AND OF ITS REPRESENTING PARTNER

The 2012-2014 three-year term of office of the Chartered Accountant commenced on 27 April 2012, its effective member being the firm P. Matos Silva, Garcia Jr., P. Caiado & Associados, Sociedade de Revisores Oficiais de Contas, Lda., registered in the Chartered Accountant’s Professional Association (“OROC”) under no. 44 and at CMVM under no. 1054, represented by its partner and manager Pedro João Reis de Matos Silva, registered at OROC as Chartered Accountant under no. 491, who was responsible for the guidance of individual and consolidated account auditing of PT SGPS since this firm was firstly appointed in 2007.

Given that article 54-2 of the Regulation of the Chartered Accountant’s Association determines a mandatory rotation period of seven years for the Chartered Accountant partner representing the firm, in 2014 the firm P. Matos Silva, Garcia Jr., P. Caiado & Associados, Sociedade de Revisores Oficiais de Contas, Lda. appointed its partner and manager João Paulo Raimundo Henriques Ferreira, ROC no. 851, for purposes of guidance of individual and consolidated account auditing of the Company.

Taking into account the end of the term of office on 31 December 2014, the Annual General Meeting of Shareholders to be held in 2015 will elect, under proposal by the Audit Committee, a Chartered Accountant for the 2015-2017 three-year term of office.

40.         NUMBER OF YEARS DURING WHICH THE CHARTERED ACCOUNTANT PERFORMS DUTIES CONSECUTIVELY IN THE COMPANY AND/OR GROUP

the firm P. Matos Silva, Garcia Jr., P. Caiado & Associados, Sociedade de Revisores Oficiais de Contas, Lda., performs duties as Chartered Accountant in the Company consecutively since 2007, i.e., for eight years.

Pursuant to its duties, PT SGPS’ Audit Committee confirmed the independence of the Chartered Accountant, and appraised its work during the 2014 financial year as positive.

The remuneration of the Chartered Accountant for 2014 was 259,125 Euros, including the services rendered up to 5 May 2014 to the following companies that incorporated the PT Group, in addition to PT SGPS, up to that date, when they were transferred to Oi within the scope of the contribution by PT SGPS of PT Portugal to the Oi Capital Increase: PT Investimentos Internacionais, PT Ventures, PT Participações, TPT — Telecomunicações Públicas de Timor and PT Imobiliária.

41.            OTHER SERVICES RENDERED TO THE COMPANY BY THE CHARTERED ACCOUNTANT

In 2014, the Chartered Accountant did not render to the PT Group any services other than auditing services.

V. EXTERNAL AUDITOR

42.                IDENTIFICATION OF THE EXTERNAL AUDITOR AND OF ITS REPRESENTING PARTNER, AS WELL AS THEIR RESPECTIVE REGISTRY NUMBER BEFORE THE CMVM

PT SGPS’ current External Auditor, appointed in 2015 for the purposes of article 8 of the Portuguese Securities Code, is BDO & Associados — SROC, Lda., registered at OROC under no. 29 and at CMVM under no. 1122, and it is represented by its partner and director Rui Carlos Lourenço Helena, registered at OROC as Chartered Accountant under no. 923.

43.                NUMBER OF YEARS DURING WHICH THE EXTERNAL AUDITOR AND ITS REPRESENTING PARTNER PERFORM DUTIES CONSECUTIVELY IN THE COMPANY AND/OR GROUP

The previous External Auditor to PT SGPS, Deloitte & Associados, SROC SA (a company that was formerly called António Dias & Associados, SROC, SA), registered at OROC under no. 43 and at CMVM under no. 231, started its duties in mid-2004. Therefore, it performed its duties in the Company for ten consecutive years.

The duties of representation of Deloitte & Associados, SROC, S.A. as External Auditor to the Company were performed for 5 consecutive years (2009-2013) by its partner and director João Luís Falua Costa da Silva, registered at OROC as Chartered Accountant under no. 883.

By letter dated 18 December 2014, Deloitte & Associados, SROC, SA submitted its resignation from its duties as the Company External Auditor for the 2014 financial year, since, upon the decision taken by the Oi group, in October 2014, to appoint another Auditor for PT Portugal and its Portuguese relevant subsidiaries, Deloitte direct auditing was reduced to an insignificant portion of PT SGPS’ consolidated assets and profits, and therefore Deloitte deemed it lacked the technical conditions required to continue to answer for the certification of PT SGPS’ consolidated accounts for the 2014 financial year.

In March 2015, the Audit Committee approved the award to BDO & Associados — SROC, Lda. the integrated auditing of PT SGPS’ financial statements for the 2014 financial year.

44.        POLICY AND PERIOD FOR THE ROTATION OF THE EXTERNAL AUDITOR AND OF ITS REPRESENTING PARTNER

There is no internal policy for the External Auditor’s mandatory rotation, apart from the one legally applicable to public interest entities. The mandatory rotation period applicable to the chartered accountant that represents the External Auditor in the performance of its duties results from article 54,2 of the OROC Statutes (7 years) and the more strict requirement set forth in letter (j) of Section 10A of US Securities Exchange Act of 1934, with the wording provided by Section 203 of Sarbanes-Oxley Act of 2002 (5 years), applicable to US Foreign Private Issuers.

Following the resignation of Deloitte & Associados, SROC, SA from its duties as PT SGPS’ External Auditor, BDO & Associados, SROC, Lda. was engaged to carry out such duties for the year 2014, and therefore CMVM Recommendation no. IV.3 is observed.

45.            CORPORATE BODY RESPONSIBLE FOR THE EVALUATION OF THE EXTERNAL AUDITOR AND FREQUENCY FOR SUCH EVALUATION

The Audit Committee is the corporate body responsible for the evaluation of the External Auditor.

In 2014, the External Auditor’s independence was safeguarded, in particular, by the implementation of the Company’s policy on pre-approval of the services to be hired to External Auditors (or any entity in a holding relationship with or incorporating the same network as the External Auditors), which results from the application of legal rules and the rules issued by SEC on this matter. According to such policy, the Audit Committee makes an overall pre-approval of the services proposal made by the External Auditors and a specific pre-approval of other services that will eventually be provided by the External Auditors, particularly tax consultancy services and services other than “audit and audit related” services.

It should also be stressed that, in accordance with SEC rules, the Audit Committee, within its responsibilities, has defined the rules on the limitations and restrictions the PT Group must comply with should there be an intention to hire persons currently employed by the External Auditing company.

The Audit Committee annually evaluates the External Auditor’s performance and independence, as described in the annual Report of the Audit Committee’s activities which is made available at the Company’s website. Pursuant to its duties and in line with CMVM Recommendation no. II.2.3, the Company’s Audit Committee assessed and confirmed the independence of BDO & Associados, SROC, Lda., and appraised its work relating to the Company’s 2014 financial accounts audit as positive.

46.       SERVICES, OTHER THAN AUDITING SERVICES, PROVIDED BY THE EXTERNAL AUDITOR TO THE COMPANY AND/OR ENTITIES IN A CONTROL RELATIONSHIP, AS WELL AS INDICATION OF INETRNAL PROCEDURES FOR THE PURPOSES OF APPROVING THE HIRING OF THOSE SERVICES AND REASONS FOR SUCH HIRING

The services other than auditing services provided to the Company and to companies in a control relationship with PT SGPS by the External Auditor and entities in a holding relationship with or incorporated in the same network as the External Auditor are summed up in the table referred to in item 47 of Part I below.

These services were previously approved by the Audit Committee, upon specific review of each service, which considered the following aspects: (i) such services having no effect on the independence of the External Auditor and any safeguards used; and (ii) the position of the External Auditor in the provision of such services, notably the External Auditor’s experience and knowledge of the Company.

Furthermore, although hiring services other than auditing services to the External Auditor is admissible, it is envisaged as an exception. In this way, in 2014, such services reached only around 1% of the total amount of services provided by Deloitte & Associados, SROC S.A. as External Auditor, both to the Company and to all the entities that incorporated the PT Group (in the case of the companies of the PT Group that were transferred to Oi in the context of Oi’s capital increase, the values in question correspond only to services provided up to 5 May 2014, the date of settlement of the said capital increase).

In 2014, no amounts were paid to PT SGPS’ current External Auditor, BDO & Associados, SROC, Lda..

47.       INDICATION OF THE AMOUNT OF ANNUAL REMUNERATION PAID TO THE AUDITOR AND OTHER INDIVIDUALS OR CORPORATIONS IN THE SAME NETWORK SUPPORTED BY THE COMPANY AND OR BY CORPORATIONS IN A CONTROL OR GROUP RELATIONSHIP, AS WELL AS SPECIFICATION OF THE PERCENTAGE OF EACH TYPE OF SERVICE

During 2014, the annual remuneration paid to the former PT SGPS’ External Auditor, Deloitte & Associados, SROC SA, and to companies pertaining to Deloitte’s international network was 907,136 Euros. This amount was paid for the provision of the following services (including the auditing of consolidated and individual accounts):

	2014		2013
	Amount (€)%		Amount (€)%
By PT SGPS
Auditing services	203,000	25	261,000	55
Other reliability guarantee services	602,100	75	163,100	35
Tax consultancy services	—	—	650	0
Services other than auditing services	—	—	46,431	10
Total	805,100	100	471,181	100

By PT SGPS and other entities incorporating the Group up to 5 May 2014 (*)
Auditing services	203,000	22	1,401,320	77
Other reliability guarantee services	695,121	77	240,662	13
Tax consultancy services	—	—	65,459	4
Services other than auditing services	9,015	1	114,139	6
Total	907,136	100	1,821,580	100

(*) In the case of the companies that incorporated the PT Group and were transferred to Oi within the scope of Oi’s capital increase, the above values are only for services rendered up to 5 May 2014, the date of settlement of the said capital increase.

C. INTERNAL ORGANIZATION

I. BYLAWS

48. RULES APPLICABLE TO AMENDMENT TO THE BYLAWS OF THE COMPANY

Constitutive quorum for the General Meeting of Shareholders

Where an amendment to the Bylaws is at issue, the General Meeting of shareholders may only resolve, on a first call, if shareholders owning shares corresponding to at least one-third of the share capital are present or represented. On a second call, no such requirement exists, and the General Meeting may resolve on any matter whatever the number of shareholders present.

Resolution quorum for the General Meeting of Shareholders

Where an amendment to the Bylaws of the Company is at issue, the General Meeting of shareholders resolves by a majority of two-thirds of the votes cast.

However, if shareholders holding at least half the share capital are present or represented at a General Meeting held on second call, an amendment to the Bylaws may be resolved by a majority of the votes cast, and no two-third majority is therefore required.

Thus, PT SGPS’ Bylaws establish no quorum other than established by the law for the General Meeting to be held or to approve resolutions.

The Board of Directors is, however, authorised to increase the share capital, subject to an opinion in favour issued by the Audit Committee and following a resolution of the General Meeting of shareholders, according to the terms described in item 9 of Part I above. The Board of Directors may also move the registered office of the Company within the national territory upon authorisation by the General Meeting of shareholders.

II. WHISTLEBLOWING

49. WHISTLEBLOWING

In January 2014, PT SGPS revised a set of procedures called “System for Qualified Communication of Undue Practices”, or Whistleblowing, which was implemented in 2005.

Within this System, “undue practices” mean all acts or omissions, wilful or negligent, performed within the activities of the companies pertaining to the PT Group, that may have an impact on the financial statements or information sent to the Portuguese regulatory authority, CMVM, or the US regulatory authority, SEC, or those that cause damage to PT SGPS’ assets and reputation.

Taking this framework into account, Whistleblowing is any report of an event or of a justified suspicion of a fact, made by who knows or has consistent reasons to believe that there is evidence of any of the following:

•                  Violation of any law, rule or regulation;

•                  Fraud;

•                  Bad management;

•                  Abuse of authority;

•                      Fund squandering;

•                      Banking and financial crime.

Upon implementation, the existence of the System for Qualified Communication of Undue Practices was made public through personal communication addressed to each employee and by the uploading of a text on PT SGPS’ website.

Any employee or person outside the PT Group (meaning a person that does not belong to the Company’s staff — for instance, a shareholder, customer or supplier) may report undue practices through the following means:

•                  By e-mail, classified as “confidential”, addressed to the Qualified Communication Analysis Team (NAPQ — Núcleo de Análise de Participações Qualificadas) at https://napq.telecom.pt;

•                  By telephone, to the phone numbers indicated in PT Group’s institutional website http://www.ptsgps.pt/;

•                  By registered mail, classified as “confidential”, addressed to the Qualified Communication Analysis Team at Av. Fontes Pereira de Melo n° 40, 10°, n° 10.23, 1069-300 Lisboa.

Suitable safety measures were implemented for the protection of information and data contained in communications. In particular, restricted access will be guaranteed, from a physical and logical perspective, to the System servers, and the means for gathering and filing information must be exclusive to the System.

Both confidentiality of the communication and anonymity of the person reporting will be ensured at all times, unless the person concerned unequivocally intends and declares otherwise.

In no case is any kind of retaliation against those that make the said communications tolerated.

The Audit Committee ensures the receipt, analysis and subsequent treatment of accusations or charges, which are first received by the Qualified Communication Analysis Team, who process the communications and send them to the Audit Committee. The Audit Committee has powers to make the required decisions, reporting them to the CEO and CFO, as well as to other internal or external entities whose involvement is required or justified. Each quarter, the NAPQ submits to the Audit Committee a report on the activities carried out, setting out recommendations in relation to each process concluded and received in such quarter.

III. INTERNAL CONTROL AND RISK MANAGEMENT

As at 31 December 2014 and up to 30 March 2015, PT SGPS was an issuer of securities admitted to trading on NYSE, qualifying as a foreign private issuer, and as such PT SGPS was subject to the mandatory rules set forth, notably, in Rule 10A-3, Listing Standards Relating to Audit Committees, issued by the SEC for regulation purposes under Section 10A(m) of the Securities Exchange Act, as amended by the Sarbanes-Oxley Act, and to the Final Rules approved by NYSE on corporate governance (Section 303A on Corporate Governance Standards), all as described in Appendix II hereto. Currently, PT SGPS is no longer subject to the rules set forth in Rule 10A-3, Listing Standards Relating to Audit Committees, issued by the SEC or to the Final Rules approved by NYSE under Section 303A on Corporate Governance Standards.

PT SGPS has defined as a priority commitment the implementation of the internal control and risk management systems corresponding to the demands to which PT SGPS is subject as a foreign private issuer, and simultaneously complying with CMVM Recommendations in this matter, notably CMVM Recommendations no. II.2.4 and no. II.2.5, which recommend that the

Company structure said systems in an adequate way considering its size and the complexity of the risks inherent to its business and strategic plan.

The default by Rio Forte, in July 2014, as to its reimbursement liabilities derived from the Rio Forte Instruments, and the repercussions thereof, led PT SGPS to engage the services of an independent entity, PricewaterhouseCoopers (“PwC”), for the purpose of reviewing all procedures and actions carried out within the framework of the Rio Forte Instruments, as well as all relevant aspects related to treasury applications in entities of the Espírito Santo Group.

As such, PwC identified the main internal control policies underlying the treasury management model of PT SGPS, as well as the significant alterations occurred between 1 January 2001 and 30 June 2014, notably in respect of the management of treasury surpluses, based on the data made available by the PT Group services. The work performed also included the revision of the internal control systems in force during 2012 and 2013 at the level of the sub processes deemed relevant for the PT Group treasury management, based on the typical approach for Sarbanes-Oxley compliance. As a result of this analysis, PwC concluded, inter alia, that certain internal control and risk management systems implemented in PT SGPS were appropriate, as mentioned below.

Firstly, within the framework of PT SGPS’ internal control procedures as to treasury management, PwC concluded that there was a formalised control in PT SGPS, in the cycle of financial report internal control, which consisted in filling in a disclosure checklist by comparing financial statement disclosures with disclosures as required by international accounting rules in order to ensure compliance with the latter, and that such control was actually carried out during 2013 and 2012.

Additionally, as regards PT SGPS’ risk management and Internal Audit planning model as to short-term applications, PwC considered that the approach to risk assessment made by PT SGPS’ Internal Audit Department for purposes of planning its works was appropriate and in line with the rules of The International Professional Practices Framework (IPPF) of The Institute of Internal Auditors (llA).

In fact, according to IPPF, the Internal Audit Department should establish a plan, based on the risk evaluation, determining auditing priorities, which should be consistent with the goals of the organisation. In this way, the planning of internal auditing work should take into account (i) significant risks for business, (ii) business goals, as well as (iii) any means whereby the potential risk impact is kept at an acceptable level. Additionally, risk assessment should be supported by the strategic goals defined and approved by management.

Similarly, Auditing Standard no. 9 — Audit Planning issued by the Public Company Accounting Oversight Board (PCAOB) mentions that audit planning should include an overall auditing strategy and the development of an auditing plan containing, in particular, the risk assessment procedures and the planning of responses to material distortion risks.

According to IPPF, the planning of the auditing work should include the goals, scope, time line and allocation of resources, as follows:

•                  Goals: For determination of work goals, internal auditing should carry out a preliminary assessment of relevant risks for business and consider the probability of existence of significant errors, fraud, non-compliance with legislation or procedures and other kinds of exposure to an entity.

•                  Scope: The scope of the work should take into consideration the systems, records, personnel and relevant physical assets, even those that are in possession of a third party.

•                  Resources: internal auditing should determine which resources are appropriate and sufficient to reach the work goals based on the assessment of the nature and complexity of such work, as well as limitations as to time and resources.

Each year, PT SGPS’ Internal Audit Department prepared and submitted to the Audit Committee and Executive Committee the “Internal Audit Plan”. The “2014 Internal Audit Plan”, submitted to PT SGPS’ Audit Committee on 18 December 2013, evidenced the following procedures to be carried out by PT SGPS’ Internal Audit Department:

•                  Risk assessment, taking into account the strategic goals defined and approved by PT SGPS’ Board of Directors.

•                  Definition of the work scope, taking into account the preliminary risk assessment, the definition of materiality and the audit results of previous years.

•                  According to the scope of the work, teams were created as deemed suitable for the work to be carried out, and a time schedule of the plan was prepared in order to avoid a potential overload in each area.

However, the subscription of the debt instruments issued by Rio Forte and the subsequent default as to the reimbursement of such instruments by the issuer, led the Board of Directors, considering the results of the independent analysis performed by PwC on the procedures and actions carried out within said framework, as well as all relevant aspects related to treasury applications in entities of the Espírito Santo Group, as per the summary included in the communication disclosed by the Company on 8 January 2015, to which we refer, to deem prudent to reformulate the internal control and risk management rules and structures in force at the Company.

In this way, some of those rules have already been revised, seeking not only to reformulate the said mechanisms in light of the default as to the reimbursement of the Rio Forte Instruments, but also to accommodate the same to the new specificities of the Company, after the Oi Capital Increase and the changes made to the Business Combination announced on 2 October 2013.

In particular, the Board of Directors resolved to take on, effective as from 1 October 2014, all the powers of the management in the normal course of the Company, and so the Executive Committee ceased its existence in PT SGPS’ corporate governance structure as from such date. Currently, there are certain corporate charges that were, according to a Board resolution, specifically entrusted to certain directors, pursuant to article 407-1 of the Portuguese Companies Code and articles 21-4 and 26 of the Bylaws. This situation is considered transitory, and we expect, following the end of the current term of office (2012-2014 three-year term) and the appointment of new members for PT SGPS’ corporate bodies for the 2015-2017 three-year term of office to take place at the Annual General Meeting of Shareholders to be held in 2015, to resume the management in the normal course delegation model in an Executive Committee or Managing Directors, according to which proves more appropriate for the current size and business of the Company.

Additionally, the Board has already approved a set of internal rules that determine, notably (i) the obligation of dispersion of cash availabilities over several banks, (ii) the limitation of the kind of applications to term deposits, and (iii) the establishment of maximum quantitative limits within the scope of the delegation of certain binding powers, thus amending the previous situation under which certain transactions (as, for instance, short-term applications) were subject to delegation with no quantitative limit.

Similarly, the rules establishing the procedures for contracting and disclosing related party transactions, on the one hand, and transactions with owners of qualified holdings, on the other hand, have already been revised in order to clarify the scope of application of the control and report procedures, as well as limit the exceptions defined, respectively, for those transactions.

Considering the foregoing, the Board of Directors understands that currently, and after the implementation of the described changes to the internal control and risk management mechanisms, there are conditions for the Company to consider the CMVM Recommendation 11.1.5 as complied with.

Finally, it should be mentioned that the internal control and risk management system implemented in the Company is submitted to certification by the External Auditors each year, in accordance with the stipulations of Section 404 of the Sarbanes-Oxley Act, and that in respect of the 2013 year no deficiencies classified as Material Weakness were reported by the External or Internal Auditors that might put into question the effectiveness of the system as implemented or its suitability to the needs of the Group. In respect of the 2014 year, the task of certifying the financial reporting internal control system is still being performed. Additionally, in order to fully comply with CMVM Recommendation no IV.1, the External Auditors have also verified the application of the remuneration policies and systems in force in the Company during the 2014 financial year. For any additional information on this subject, we recommend that you read the Activity Report of the Audit Committee which is available at PT SGPS’ website.

Internal Control System

The Internal Control System implemented at PT SGPS was based on an internationally acknowledged model — COSO (Committee of Sponsoring Organisations of the Treadway Commission) — making use of the layers established according to such model, notably: (i) Entity Level Controls; (ii) IT Level Controls; and (iii) Process Level Controls. In addition, taking into consideration the SEC requirements, goals were identified as required to ensure that any business units and within such units any business cycles and systems having an impact on the steps conducive to the financial reporting have appropriate and operational controls.

PT SGPS designed a manual and implemented controls for the most representative business cycles within the Company. As to smaller size procedures, and within the framework of improvement of internal control and risk management environment, PT SGPS defined a set of minimum internal control requirements.

Additionally, the Company designed a specific manual to address one of the identified operational risks: fraud risk. The purpose of this manual is documenting usual frauds in the business sector where PT SGPS is inserted, in order to permit a better management of this specific risk.

PT SGPS internal control manuals and most relevant business cycles may be summarised on the table below. It should be stressed that PT SGPS 2014 Internal Control Manual comprises the whole 2014 period, although it was adjusted, where applicable, in order to reflect three different periods:

a.     Up to 5 May 2014, date on which PT Portugal ceased to be incorporated in PT SGPS;

b.     Up to 30 September 2014, date of the modification of the corporate governance model, upon termination of the Executive Committee;

c.      After 30 September 2014.

It is important to point out that, in the period after 5 May 2014, as a result of the contribution to Oi of all operational assets of PT SGPS then held by PT Portugal, the complexity of the operations of PT SGPS significantly decreased, given that PT SGPS no longer held assets with operational activities, and only held a direct and indirect shareholding of 39.7% in Oi, directly and through its subsidiaries Bratel BV, Bratel Brasil, S.A., PTB2, S.A. and Marnaz, S.A..

On 30 March 2015, after the consummation of the Exchange, PT SGPS became the holder of a direct and indirect shareholding of 27.48% in Oi, the Rio Forte Instruments in the total amount of €897 million and the Call Option over 47,434,872 ordinary shares and 94,869,744 preferred shares of Oi.

Until 5 May 2014, PT SGPS’ internal control structure could be schematized as follows:

After 5 May 2014, as a result of the alteration to the structure of the balance sheet, considering the contribution to Oi of all operational assets of PT SGPS then held by PT Portugal, PT SGPS’ internal control structure can be schematized as follows:

The identification and design of the controls that are relevant to financial reporting, whether preventive or detective or corrective, are documented on the proper manual according to the layers established by COSO. The manual is revised where changes in the processes occur or periodically, in order to attest their adhesion to the reality of PT SGPS’ operations.

At control typology level, and as mentioned above, the following controls were identified:

•          29 Entity Level controls, the purpose of which is to ensure a general supervision and guarantee that internal control environment exists, and which are carried out essentially by the Board of Directors, Audit Committee and high management;

•          117 Process Level controls, executed according to the business cycles and classes of transactions identified on the table above. Processes are designed end-to-end, taking into account the intervention of the various Group companies where the same are executed.

Currently, PT SGPS has already identified around 9 processes and 146 critical controls for financial reporting.

As to Information systems, the controls were performed by external service providers. It was ensured that their reference was the CobiT (Control Objectives for Information and Related Technology) Governance framework, also based on COSO, and which includes controls for applications that are identified as critical.

As to information systems, PT SGPS has identified 2 critical systems, used by its accounting service provider, notably the SAP and the consolidation system.

50.       PERSONS, BODIES OR COMMITTEES RESPONSIBLE FOR INTERNAL AUDITING AND/OR IMPLEMENTATION OF INTERNAL CONTROL SYSTEMS

Effective as from 1 October 2014, the Board of Directors has taken on all duties and responsibilities that were previously delegated to the Executive Committee, which includes the responsibility for the Internal Control System and Risk Management System.

Under an operational viewpoint, and subsequent to the concentration of PT SGPS activity in PT Portugal and the transfer of the latter to Oi, within its share capital increase, settled on 5 May 2014, the responsibility for testing the Internal Control System was outsourced to a team engaged under outsourcing (supported by internal personnel, where applicable), whose duties include, but are not limited to:

a) Independently evaluating PT SGPS’ internal control system;

b) Identifying financial risks in the Company, the results of the risk management process, the materiality of the processes at a financial reporting level and any legal requirements;

c) Making tests to the design and operational efficiency of existing controls; and

d) Proposing the implementation of improvements to instituted processes and procedures.

The activities and duties assigned to the above subcontractor are performed in accordance with Internal Audit Professional Standards issued by the Institute of Internal Auditors (IIA). During 2011, such subcontractor was submitted to a quality assessment through which it renewed its quality certification issued by IIA.

Finally, the Audit Committee is entrusted, under legal terms, with permanently monitoring PT SGPS and assessing internal procedures on accounting and auditing matters, as well as the efficiency of the Risk Management System under the fiscal, legal, economic and financial viewpoint, the Internal Control System and the function of the Internal Auditing that was subcontracted under outsourcing.

51.       HIERARCHICAL AND/OR FUNCTIONAL DEPENDENCE RELATIONS VIS-À-VIS OTHER CORPORATE BODIES OR COMMITTEES

The Internal Audit function hierarchically reports to the Board of Directors and functionally reports to the Audit Committee.

The internal audit plan prepared by the Internal Audit and Risk Management function is annually approved by the Audit Committee of PT SGPS, wherein are defined the audits to be performed and the scope of internal control reviews. The objective of the audit assignments is to assess the internal control mechanisms in place to ensure the reliability and integrity of the financial and operational reports, operational efficiency and compliance with applicable laws and regulations.

The results of the Risk Management process are integrated in the annual audit plan, in order to ensure that audits carried out address the main areas and risk factors that might materially affect PT SGPS’ activity.

Within this context, up to 5 May 2014, operational, compliance, financial and information system audits were carried out in the main business and operations units of PT SGPS worldwide, in order to ensure the following goals:

•          Operational Audits — assessment of operational risk management procedures and of mechanisms aimed to guarantee operational efficiency with a relevant impact on the pursuance of PT SGPS’ strategy and on key value drives, in the different geographies where PT SGPS operated;

•          Compliance Audits — ensuring compliance with laws, regulations and internal policies that might materially affect the Company strategy;

•          Financial Audits — ensuring the effectiveness of control mechanisms associated to the collection, processing and disclosure of financial and accounting information. Within this framework, audits are carried out to ensure compliance with the Sarbanes Oxley Act, which requires the assessment of control procedures associated to the preparation of the financial statements. These evaluations are subject to certification by the External Auditor;

•          Information Systems Audits — verification of the effectiveness of the controls addressing the risks associated to Information Systems, and which allow for ensuring security, integrity and availability of information that is critical for the business and recovering the systems in the event of interruption of operations.

In the period after 5 May 2014, as a result of the contribution to Oi of all operational assets of PT SGPS then held by PT Portugal, the audits mentioned above were adjusted in conformity to the reduction of operations.

The progress of the execution of the internal audit plan as defined, as well as the aggregate results of audits carried out, are reported to the Audit Committee for the follow-up of the progress of the internal control and risk management system and definition of action plans for mitigation and resolution of risks detected.

Internal control reviews are based on the COSO Framework (Committee of Sponsorship Organisations of the Treadway Commission), COBIT Framework (Control Objectives for Information and Related Technology), requirements of SEC and PCAOB, since the Company, as at 31 December 2014, had to comply with Section 404 of the Sarbanes Oxley Act.

As referred to above, the Company considers therefore to comply with CMVM Recommendations no. II.2.4 and no. II.2.5.

52. OTHER FUNCTIONAL AREAS HAVING RISK CONTROL POWERS

Risk Management is promoted by the Board of Directors in such a way as to identify, assess and manage uncertainties, threats and opportunities that might affect the pursuance of the plan and strategic goals, to decide on the level of exposure and overall risk limits to be undertaken by PT SGPS in its different activities and to ensure that management risk policies and procedures are followed.

PT SGPS risk level results from the degree of the Board’s “appetite” for risk, which is kept within limits according to criteria as agreed between the Board of Directors and the Audit Committee, this latter committee being, under legal terms, responsible for the efficiency of the Risk Management System under the fiscal, legal, economic and financial viewpoint.

Risk Management is entrusted to the Board of Directors, although it depends on the supervision of the Audit Committee.

It is important to point out that, in the period after 5 May 2014, as a result of the contribution to Oi of all operational assets of PT SGPS then held by PT Portugal, the complexity of the operations of PT SGPS significantly decreased, given that PT SGPS no longer held assets with operational activities, and only held a direct and indirect shareholding of 39.7% in Oi, directly and through its subsidiaries Bratel BV, Bratel Brasil, S.A., PTB2, S.A. and Marnaz, S.A..

On 30 March 2015, after the consummation of the Exchange, PT SGPS became the holder of a direct and indirect shareholding of 27.48% in Oi, the Rio Forte Instruments in the total amount of €897 million and the Call Option over 47,434,872 ordinary shares and 94,869,744 preferred shares of Oi.

53.       MAIN ECONOMIC, FINANCIAL AND LEGAL RISKS TO WHICH THE COMPANY IS EXPOSED IN THE CONDUCT OF ITS BUSINESS

Among the various risks that may adversely affect the business of PT SGPS, the following should be highlighted:

Relevant Risks
Economic Risks	Oi’s Performance	The international financial crisis may extend the recession at Portuguese, Brazilian and world economy level and delay economic recovery.

As regards the business of PT SGPS, the main risk to which the Company is subject derives from Oi’s operational and financial performance, notably Oi’s ability to generate profits and cash flow and pay dividends. Oi has a substantial amount of debt, which may possibly cause restrictions to its operational and financial flexibility.

Such risk impacts on PT SGPS’ ability to obtain cash inflows derived from dividend payment and on Oi’s share fluctuation as a potential trigger for recording any imparity in measuring PT SGPS’ holding in Oi.

Given the joint control PT SGPS exercises over Oi, the Board of Directors of PT SGPS monitors closely and regularly Oi’s business and is engaged in supporting Oi’s implementation of its turnaround plan and the exploration of consolidation opportunities in the Brazilian market.

For a detailed information on levels of exposure to this risk, see Notes to Financial Statements of the Annual Report.

Financial Risks	Exchange rates

Foreign currency exchange rate risks relate mainly to PT SGPS’ investments in foreign operations, particularly in Oi (Brazil). Any exchange rate fluctuations of the Real against the Euro affect the translation of the results attributable to PT SGPS, and therefore impact PT SGPS’ results and asset position.

The Company does not have a hedging policy regarding the value of these investments. However the Board of Directors can analyse the execution of cash flow hedging of the dividends and other capital income between the time of allocation and actual receipt.

For a detailed information on levels of exposure to this risk, see Notes to Financial Statements of the Annual Report.

Interest rates

Interest rate risks basically impact the Group’s financial expenses and income on the floating interest rate debt and cash applications. PT SGPS is exposed to this risk primarily in the Euro zone and in Brazil. It is important to point out that, at the end of 2014, PT SGPS has no debt.

Oi’s debt is consolidated under the equity method in PT SGPS Financial Statements.

Market interest rates also affect discount rates used for purposes of testing imparities as to the Company’s various assets.

For a detailed information on levels of exposure to this risk, see Notes to Financial Statements of the Annual Report.

The exchange and interest rate financial instruments subscribed by Oi are consolidated under the equity method in PT SGPS’ financial statements.

For a detailed information on levels of exposure to this risk and financial instruments, see Notes to Financial Statements of the Annual Report.

Relevant Risks
Credit

Credit risks relate mainly to the risk that a third party fails on its contractual obligations, resulting in a financial loss for the Company. PT SGPS is mainly subject to credit risks in its treasury activities.

Risks related to treasury activities result mainly from the cash deposits on investments made by PT SGPS. In order to dilute these risks, in July 2014 the Board of Directors defined a policy for treasury applications based on the following principles:

a. Applications in the form of bank deposits, to the exclusion of all other forms;

b. Third party financial institutions must be rated;

c. Definition of a limit per third party, which limit cannot exceed 34% of total amount of deposits.

This criterion, although reducing PT SGPS’ exposure to greater risk assets, makes it impossible for PT SGPS to achieve more attractive remunerations for its treasury surplus.

Liquidity

These risks may occur if funding sources, such as available funds credit lines and cash flows or cash inflows, such as dividend obtained, fail to meet cash outflows, such as paying salaries, suppliers or taxes.

In order to mitigate this risk, PT SGPS seeks to keep a liquidity position permitting it to settle all its contractual obligations.

For a detailed information on levels of exposure to this risk, see Notes to Financial Statements of the Annual Report.

	Default by Rio Forte as to the reimbursement of the instruments that PT SGPS holds following the execution of the Exchange	The Rio Forte Instruments were not reimbursed on maturity date, and so Rio Forte is in default and in a liquidation process.

PT SGPS will debate the steps to take in order to maximise the reimbursement of the Rio Forte Instruments. Among the possible scenarios, there is the possibility to trigger all legal proceedings against Rio Forte, the relevant related parties and others. It is possible however that PT SGPS may not be able to obtain payment of any amounts pending by virtue of such instruments.

The Rio Forte Instruments currently held by PT SGPS following the execution of the Exchange on 30 March 2015 are not secured by assets. Therefore, even if there were any amounts available for the reimbursement of Rio Forte’s creditors, PT SGPS’ right to reimbursement would be shared pro rata with all other unsecured creditors of Rio Forte, and only after reimbursement of all debts to secured creditors.

For a detailed information on levels of exposure to this risk, see Notes to Financial Statements of the Annual Report.

Exercise of the call option on Oi’s shares

The value of the Call Option on Oi’s shares will depend primarily on the market price for Oi’s ordinary and preferred shares, which price will depend, in its turn, on Oi’s performance, including its operations, financial position and business outlook.

Given the joint control PT SGPS exercises over Oi, the Board of Directors of PT SGPS monitors closely and regularly Oi’s business and is further engaged in periodically following up the Call Option for purposes of financial statement recording, as well as the price of Oi’s shares.

For a detailed information on levels of exposure to this risk, see Notes to Financial Statements of the Annual Report.

Legal Risks	Agreements with Oi / Business Combination

The implementation of the Business Combination is still subject to uncertainty and may not generate the benefits that PT SGPS and Oi intend to achieve, including the possible inability for Oi to migrate to the Novo Mercado segment in the future.

Given the joint control PT SGPS exercises over Oi, the Board of Directors of PT SGPS monitors closely and regularly Oi’s business and is further engaged in periodically following up CVM’s decisions and notices. Additionally, certain PT SGPS directors are empowered to follow up all the process related to Oi according to strategic decisions taken by the Board of Directors.

For a detailed information on levels of exposure to this risk, see Notes

Relevant Risks
to Financial Statements of the Annual Report.

	Court proceedings	Risk of occurrence of court proceedings with a significant impact on PT SGPS and its financial capacity.

The Board of Directors subcontracts the risk analysis as to court proceedings to external lawyers and consultants, so as to know, for each claim, their assessment as to PT SGPS’ liability (probable, possible and remote occurrence), the status of the proceedings, the amounts involved, provisioned and paid, and what steps should be taken to defend PT SGPS’ interests.

Disputes or investigations triggered under the Rio Forte Instruments or the Business Combination

Although the agreements entered into with Oi include an express waiver, under Brazilian law, of any claim that TmarPart, Oi and Oi’s Subsidiaries might file in any jurisdiction against PT SGPS in connection with the Rio Forte Instruments and the contribution of these instruments within the scope of the Oi Capital Increase settled on 5 May 2014, such waiver does not affect the rights of any third parties, including the shareholders of PT SGPS and the shareholders of Oi and TmarPart, who may file court proceedings against PT SGPS in connection with the Rio Forte Instruments or the Business Combination, nor does it prevent investigations from governmental or regulatory entities.

Additionally, the agreements entered into with Oi do not limit the right of recourse, under the laws of Brazil, of TmarPart, Oi and Oi’s Subsidiaries against PT SGPS in the event of third party claims. Therefore, PT SGPS may incur in liability under disputes and other future proceedings and incur in legal costs in such disputes or other proceedings. Any liability incurred may adversely affect PT SGPS’ financial position and the capacity to fully implement the Business Combination.

On 13 January 2015, Portugal Telecom received a subpoena (“Subpoena”) from SEC in relation to a private inquiry demanding that Portugal Telecom delivered documents and other information on several topics, including the Rio Forte Instruments and treasury applications in entities pertaining to the Espirito Santo Group, the Business Combination between Portugal Telecom and Oi, communications made by Portugal Telecom, internal controls and the investigation conducted by PwC in relation to the procedures adopted and the actions undertaken by Portugal Telecom in respect of the Rio Forte Instruments and other investments in entities pertaining to GES. Portugal Telecom is cooperating with SEC in respect of the investigation and the Subpoena.

SEC’s comments on Form 20-F for 2013

Form 20-F for 2013 is still subject to revision by SEC, which has requested additional information for its analysis. SEC’s comments include topics related to the Rio Forte Instruments, the communication of information on related party transactions, communications on the concentration of credit risks, the accounting treatment of the investment in Unitel as of 31 December 2013 and other aspects. SEC’s comments may lead to the amendment of Portugal Telecom’s consolidated accounts for 2013 and previous years and other disclosures in Form 20-F. PT SGPS cannot predict when SEC’s revision and comments will end.

PT SGPS’ Audit Committee and General Secretariat have made efforts to respond to SEC’s requests as fully and swiftly as possible. Additionally, a new timeline has been established with the new PT SGPS External Auditor for compliance with the reporting periods established both by CMVM and by SEC.

As to the 2013 Form 20-F, the Board of Directors appointed a law firm for purposes of legal advice and follow up of the progress of the procedure.

54.       RISK IDENTIFICATION, ASSESSMENT, MONITORING, CONTROL AND MANAGEMENT PROCEDURE

Risk Management Procedure

The Risk Management procedure implemented in PT SGPS is based on an internationally acknowledged methodology — COSO II, developed by the Committee of Sponsorship Organisations of the Treadway Commission. This approach is based on the identification and analysis of key value drivers and uncertainty factors that might affect value generation and compliance with the plan and strategic goals.

PT SGPS’ priority commitment consists in the implementation of mechanisms for assessment and management of risks that might affect its operations. Such mechanisms are based on an integrated transversal risk management model, which seeks to ensure, inter alia, implementation of good corporate governance practices and transparency in communication to the market and shareholders.

The whole process is monitored and supervised by the Audit Committee, an independent supervisory body composed by independent directors, except for the member Alfredo Baptista, whose independence is deemed affected as a result of his exercise of executive duties in the Company up to the end of September 2014. Within the functions of this body regarding the supervision of the efficiency of the risk management system, the following duties should be highlighted:

•          Supervise the adoption of principles and policies for the identification and management of the main risks of a financial or operational nature or other relevant risks in connection with PT SGPS’ business, as well as of measures intended to monitor, control and disclose such risks;

•          Evaluate, each year, all internal procedures on the matters of risk detection and safeguarding of Company assets;

•          Monitor the analysis, revision and implementation of measures and plans in order to follow up, improve and/or correct the internal control system and the measures and plans proposed within the framework of the Company’s risk management systems.

Risk Management Methodology

Considering PT SGPS’ need for clear assessment and management mechanisms for the risks affecting its businesses, the following components were defined in the implementation of the risk assessment and management procedure:

•                  Risk Dictionary, which defines the risk factors that might generally affect PT SGPS.

•                  Strategic Risks: These correspond to risks that depend on external factors to PT SGPS that might affect its performance, strategy, operations and organisation. Due to their nature, the origins of environment risks imply that their associated impact must be appropriately anticipated and the materialisation of their associated risk factors and mitigation strategy in the event of a crisis must be timely identified;

•                  Operational Risks: These result from and are inherent to business activities and internal processes, and Management may ensure their control at their origin, in a preventive manner;

•                  Financial Risks: Associated to the PT SGPS’ financial performance and to the transparency in its communication to the market.

•                  Risk Management, which formalises the relevant risk identification, analysis, mitigation and report processes and procedures.

Identified risks

The table below shows the risks currently identified at the level of the Risk Management Model of PT SGPS on which all the risk management procedure is developed.

Economic Risks	•	Oi’s Performance

	•	Exchange rates
	•	Interest rates
	•	Credit
Financial Risks	•	Liquidity
	•	Default by Rio Forte as to the reimbursement of the instruments that PT SGPS holds following the execution of the Exchange
	•	Exercise of the call option on Oi’s shares

	•	Agreements with Oi / Business Combination
	•	Court proceedings
Legal Risks	•	Disputes or investigations triggered under the Rio Forte Instruments or the Business Combination
	•	SEC’s comments on Form 20-F for 2013

Risk assessment

In its risk assessment, the Board of Directors considers the existence of predictable and unpredictable events. While most events are recurrent and have already been dealt with in already prepared management programs and budgets, there are events that are often unpredictable. The Board of Directors assesses the risks that may cause a significant impact on the Company, taking into account both the inherent risk of materialization of the risk and the residual risk (the risk that still exists after measures have been taken by the Board of Directors).

Risk monitoring, control and management

The Board of Directors allocates responsibilities among directors/departments in order to formalise procedures that are aligned with the strategy and exposure level/risk tolerance determined for PT SGPS, in such a way as to identify:

•          Monitoring procedures for mitigation actions for each risk, according to the risk management strategy adopted by the Board of Directors and supervised by the Audit Committee;

•          Disclosure and reporting procedures for information issued from the risk management procedure.

Operational implementation of the risk management methodology is an interactive cyclical process that may be summarised on the following table and diagram:

Risk Management Methodology

Board of Directors	•	Identifies main risks affecting PT SGPS;
	•	Decides on action & prioritisation of mitigation actions

Audit Committee	•	Supervises and evaluates risk management model;
	•	Proposes improvements & changes to model
	•	Reviews the main risks

Internal Audit Function (subcontracted)	•	Evaluates the effectiveness of control mechanisms at reliability & integrity level of financial & operational reports, efficiency of operations & compliance with laws & regulations.

During the 2014 financial year, a re-evaluation was carried out on the risk areas that might affect, in a more significant manner, PT SGPS’ capacity to achieve its strategic goals.

In view of the current framework of PT SGPS, whose business in the telecom sector is now exercised through its relevant interest in Oi, and following the appointment of new members for PT SGPS’ corporate bodies for the 2015-2017 three-year term of office, to take place at the Annual General Meeting of Shareholders to be held in 2015, a revision of the procedures adopted by the Company for risk identification, evaluation, monitoring and management should be carried out, so to implement the most appropriate mechanisms considering PT SGPS’ reality and current and future challenges.

55.       MAIN ELEMENTS OF INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS IMPLEMENTED IN THE COMPANY IN CONNECTION WITH THE FINANCIAL INFORMATION DISCLOSURE PROCEDURE

The wider scope of the internal control system implemented by Portugal Telecom includes existing controls both as to the accuracy and completeness of disclosures and as to compliance thereof with the Company’s financial information. At the beginning of the procedure, the members of the Board in charge of the financial reporting, together with the Company services, the External Auditor and the Chartered Accountant, establish a timeline for the procedure and identify the participants/responsibility aimed at the preparation/disclosure of the financial information.

Before approval by the Board of Directors, financial information disclosures are submitted to opinion by the Disclosure Committee and the Audit Committee within the context of the Company’s governance model. Both the Board’s approval and the Audit Committee’s opinion are preceded by a set of validation and accuracy procedures carried out by the Company services (both internal and external).

IV. INVESTOR SUPPORT

56.       INVESTOR SUPPORT OFFICE, COMPOSITION, DUTIES, INFORMATION PROVIDED BY THE SAME AND CONTACT DETAILS

It is PT SGPS’ policy to supply clear and transparent information, on a regular basis, to its shareholders and other members of the financial community.

The purpose of the Investor Relations Office consists in ensuring adequate relations with shareholders, investors, analysts and financial markets generally, in particular with the Markets and Stock Exchanges where PT SGPS is listed and their respective regulatory entities: CMVM and SEC.

PT SGPS regularly prepares communications and press releases on quarterly, interim and annual results, as well as any inside information affecting the Company. It also provides all sorts of clarifications to the financial community in general –shareholders, investors and analysts.

Any interested party may have access to the Investor Relations Office through the following contacts:

Luís Sousa Macedo
Investor Relations Director
Telephone:	+351.21.500.1701
Fax:	+351.21.500.0800
E-mail:	luis-s-macedo@telecom.pt
Address:	Av. Fontes Pereira de Melo, 40-9°, 1069-300
Lisboa — Portugal
Company Switchboard:	+351.21.500.2000
Website:	pt-ir@telecom.pt

In addition to other information, PT SGPS keeps the following information updated on its website, in Portuguese and in English, therefore PT SGPS fully complying with CMVM Recommendation no. VI.1:

•                  Company name, its nature of public company, registered office and other data pursuant to article 171 of the Portuguese Companies Code;

•                  The Bylaws;

•                 Operating rules of the corporate bodies and of the committees created within the Board of Directors;

•                  The identity of the members of the corporate bodies and of the representative for relations with the market;

•                  Duties of and access means to the Investor Relations Office as described above;

•                  For a period of five years, the annual, interim and quarterly financial statements;

•                  A schedule of corporate events, which includes, among other information, scheduled General Meetings of shareholders and disclosure of annual, interim and quarterly accounts;

•                  Notices of the General Meetings of shareholders, as well as proposals to be submitted to discussion and voting by the shareholders, at least 21 days in advance of the meeting date;

•                  Historical collection with the resolutions passed at the Company’s General Meetings of shareholders, the share capital therein represented and the voting results, regarding the previous three years;

•                  In general, information allowing an updated knowledge about the Company’s evolution and reality in economic, financial and corporate governance terms.

57.       REPRESENTATIVE FOR RELATIONS WITH THE MARKET

Regarding this matter, please see item 56 of Part I above.

58.       INFORMATION ON RESPONSE PROPORTION AND PERIOD TO INFORMATION REQUESTS MADE DURING THE YEAR OR PENDING FROM PREVIOUS YEARS

The Investor Relations Office regularly receives calls with various questions, including clarifications on dividends, General Meetings of shareholders and others, typically answered immediately, when the information is public.

In addition, the Investor Relations Office regularly receives requests by e-mail or post, and depending on the technical complexity of the query it may take longer to answer, but typically it takes less than five business days.

Therefore, PT SGPS believes that its Investor Relations Office ensures a permanent contact with investors, analysts and the market in general as well as a treatment and record of investors’ requests in compliance with CMVM Recommendation no. VI.2.

V. INTERNET WEBSITE

59. ADDRESS

PT SGPS makes available, through its website (http://www.ptsgps.pt/), all information of a legal nature or on corporate governance, updates on the conduct of the business of the Company, as well as a complete set of Company financial and operational data, in order to facilitate inspection and access to such information by PT SGPS’ shareholders, financial analysts and other parties concerned.

60. LOCATION OF INFORMATION ON THE COMPANY NAME, ITS NATURE OF PUBLIC COMPANY, REGISTERED OFFICE AND OTHER DATA PURSUANT TO ARTICLE 171 OF THE PORTUGUESE COMPANIES CODE

All information pursuant to article 171 of the Portuguese Companies Code may be found on PT SGPS’ website at:

http://www.ptsgps.pt/Paginas/investidores-empresa-informacao-corporativa.html

61.       LOCATION OF INFORMATION ON THE BYLAWS AND OPERATING RULES OF THE CORPORATE BODIES AND/OR COMMITTEES

The bylaws and operating rules of the corporate bodies and of the committees created within the Board of Directors may be found on PT SGPS’ website at:

http://www.ptsgps.pt/Paginas/investidores-governo-sociedade-estatutos.html

http://www.ptsgps.pt/Paginas/investidores-governo-sociedade-informacao-adicional.html

62.       LOCATION OF INFORMATION ON THE IDENTITY OF THE MEMBERS OF THE CORPORATE BODIES, THE REPRESENTATIVE FOR RELATIONS WITH THE MARKET, THE INVESTOR RELATIONS OFFICE OR EQUIVALENT, THEIR DUTIES AND ACCESS DETAILS

The identity of the members of the corporate bodies, the representative for relations with the market, the Investor Relations Office or equivalent, their duties and access details may be found on PT SGPS’ website at:

http://www.ptsgps.pt/Paginas/investidores-governo-sociedade-conselho-administracao.html

http://www.ptsgps.pt/Paginas/investidores-governo-sociedade-comissao-auditoria.html

http://www.ptsgps.pt/Paginas/contactos-ri.html

63.            LOCATION WHERE THE COMPANY MAKES AVAILABLE THE FINANCIAL STATEMENTS, WHICH MUST BE ACCESSIBLE FOR FIVE YEARS AT LEAST, AS WELL AS A SCHEDULE OF CORPORATE EVENTS, DISCLOSED AT THE BEGINNING OF EACH HALF-YEAR, INCLUDING, AMONG OTHERS, GENERAL MEETINGS OF SHAREHOLDERS, DISCLOSURE OF THE ANNUAL, HALF-YEAR AND, IF APPLICABLE, QUARTERLY FINANCIAL STATEMENTS

The financial statements, as well as the schedule of corporate events may be found on PT SGPS’ website at:

http://www.ptsgps.pt/Paginas/investidores-informacao-financeira-relatorios.html

http://www.ptsgps.pt/Paginas/investidores-calendario-financeiro.html

64.       LOCATION WHERE THE COMPANY MAKES AVAILABLE NOTICES OF THE GENERAL MEETING OF SHAREHOLDERS AND ALL PREPARATORY AND SUBSEQUENT INFORMATION RELATED TO THE SAME

Notices of the General Meeting of Shareholders and all preparatory and subsequent information related to the same may be found on PT SGPS’ website at:

http://www.ptsgps.pt/Paginas/investidores-governo-sociedade-assembleia-geral.html

65.       LOCATION WHERE THE COMPANY MAKES AVAILABLE THE HISTORICAL COLLECTION WITH THE RESOLUTIONS PASSED AT THE GENERAL MEETINGS OF SHAREHOLDERS, THE SHARE CAPITAL THEREIN REPRESENTED AND THE VOTING RESULTS, REGARDING THE PREVIOUS THREE YEARS

The historical collection with the resolutions passed at the Company’s General Meetings of shareholders, the share capital therein represented and the voting results may be found on PT SGPS’ website at:

http://www.ptsgps.pt/Paginas/investidores-governo-sociedade-assembleia-geral.html

D. REMUNERATION

I. COMPETENCE FOR DETERMINATION

66.            COMPETENCE FOR THE DETERMINATION OF THE REMUNERATION OF CORPORATE BODIES, MEMBERS OF THE EXECUTIVE COMMITTEE OR MANAGING DIRECTOR AND COMPANY OFFICERS

The Compensation Committee is elected by the shareholders at a General Meeting and serves the purpose of defining the remuneration policy of the members of the corporate bodies, determining the remunerations applicable taking into consideration the performance (notably taking into account the evaluation made by the Evaluation Committee) and the economic position of the Company.

For the completion of this task, the Compensation Committee continuously follows up and evaluates the directors’ and the Company’s performance, checking the extent to which the proposed targets have been achieved. The Compensation Committee meets whenever necessary.

The remuneration policy applicable to the PT Group’s officers (in the meaning of article 248B,3 of the Portuguese Securities Code), other than those incorporating the management and supervisory bodies, is determined by the Board of Directors.

II. COMPENSATION COMMITTEE

67.            COMPOSITION OF THE COMPENSATION COMMITTEE, INCLUDING THE IDENTIFICATION OF THE PERSONS OR CORPORATIONS HIRED TO SUPPORT IT AND INDEPENDENCE STATEMENT REGARDING EACH OF ITS MEMBERS AND CONSULTANTS

The current members of the Compensation Committee, elected for the 2012-2014 three-year term of office, are the following:

Composition
Álvaro Pinto Correia	Chairman
Francisco Esteves de Carvalho	Member
Francisco Barros Lacerda	Member
António Sarmento Gomes Mota (1)	Member

(1) Elected on 19 April 2003 to complete the current term of office.

Taking into account the end of the term of office on 31 December 2014, the Annual General Meeting of Shareholders to be held in 2015 will elect the new members of the Compensation Committee for the 2015-2017 three-year term of office.

Notwithstanding the necessary articulation of this Committee with the Board of Directors, the composition of the Compensation Committee seeks to obtain the highest possible level of independence of its members from the members of the management body. No member of the Compensation Committee is a member of any corporate body or committee within the Company, and no member of the Compensation Committee has any family connection to any member of the management body by way of marriage, kindred or affinity in a direct line and up to and including the third degree. PT SGPS therefore complies with CMVM Recommendation no. II.3.1.

In the performance of its exclusive powers in the matter of remuneration determination under article 399 of the Portuguese Companies Code, PT SGPS’ Compensation Committee is supported by the Evaluation Committee, which, as described above, has consulting powers as required to provide technical support to the Compensation Committee as provided for under the Internal Regulation of the Evaluation Committee.

As an example, the Evaluation Committee shall:

(a)         Establish, for each term of office and each year, the goals for the Executive Committee of the Company, taking into account the plans approved by the Board of Directors and for purposes of establishment by the Compensation Committee of the relevant criteria in the matter of remuneration;

(b)         Propose to and discuss with the Compensation Committee the policy to be followed by the Company, for each term of office and in the long term, in the matter of fixed and variable remuneration;

(c)          Appraise, each year, the performance of the Executive Committee, according to objective criteria as approved by the Compensation Committee for purposes of fixing the variable component, upon hearing the Chief Executive Officer.

In this way, without prejudice to all legal and Bylaw powers of the Board of Directors and Compensation Committee, the Evaluation Committee, as a committee within the Board whose primary purpose consists in reinforcing transparency, accountability and specialisation of policy evaluation and definition processes and remuneration amounts, serves as a catalyst to the remuneration evaluation and determination system in PT SGPS.

Taking into account the high and growing level of complexity of these matters, primarily linked to attracting and retaining assets as well as to the implementation of strategic goals and risk undertaking, PT SGPS’ Board of Directors has deemed the creation of this consulting committee as a material element to support the management body and the Compensation Committee.

In fact, the members of this specialised committee, having a specific knowledge of the business and the market, as well as of PT SGPS’ strategy and goals, increase the potential for an enlightened and transparent decision-making process by the management body and the Compensation Committee.

In this connection, during the 2014 financial year, for the purpose of performance of its duties the Compensation Committee did not resort to the services of any physical person or legal entity, notably companies hired by PT SGPS or of the current consultants to the Company for the provision of other services. Therefore, PT SGPS complies with CMVM Recommendation no. II.3.2.

Furthermore, it should be stressed that the Evaluation Committee may hire, as provided for under its regulation, independent consultants, auditors, legal assistants or other experts to provide services and assistance as required for the fulfilment of its powers and duties.

68.            KNOWLEDGE AND EXPERIENCE OF THE MEMBERS OF THE COMPENSATION COMMITTEE IN THE MATTER OF REMUNERATION POLICY

All members of the Compensation Committee have knowledge and experience in the matter of remuneration policy. Some of them belong or have belonged to compensation committees of other listed companies. Appendix I hereto sets out the most relevant curriculum elements of the members of the Compensation Committee.

III. REMUNERATION STRUCTURE

69.            DESCRIPTION OF THE REMUNERATION POLICY FOR THE MEMBERS OF THE MANAGEMENT AND SUPERVISORY BODIES AS REFERRED TO UNDER ARTICLE 2 OF LAW NO. 28/2009 OF 19 JUNE 2009

The remuneration policy for executive and non-executive members of the Board of Directors (such policy including the members of the supervisory body) in force during the 2014 financial year is described on the declaration by the Compensation Committee on this matter as approved by the 2014 Annual General Meeting of Shareholders, pursuant to article 2,1 of Law no. 28/2009, of 19 June 2009. Such declaration is reproduced in Appendix III hereto.

The relative significance of the variable and fixed components of director remuneration, as well as an indication of the maximum limits for each component, that were in force during the 2014 financial year are described on the declaration on remuneration policy set out in Appendix III.

The Chairman of the Compensation Committee was present in the Company’s 2014 Annual General Meeting, therefore being able to provide the clarification deemed necessary regarding the remuneration policy submitted.

In this way, the remuneration of executive directors for the 2012-2014 term of office was composed of a fixed remuneration and a single variable remuneration allocated each year but keeping the achievement of the Company’s sustainability levels implied in the option for deferment of payment of 50% of such variable remuneration for a three-year period, subject to maintenance of a positive performance by the Company under conditions as defined.

The fixed remuneration was limited to an annual amount established by the Compensation Committee (to be paid 14 times per year), which is determined in accordance the functions performed, resulting in a different remuneration for the members of the Audit Committee (and amongst these the Audit Committee’s Chairman and financial expert), all the other non-executive directors (and amongst these the members of specialised committees of the Board of Directors), as well as the Chairman and members of the Executive Committee.

The remuneration policy applicable to the non-executive members of the Board of Directors (including the members of the Audit Committee) did not include any variable component, i.e., whose amount depends on the Company’s performance or value. PT SGPS therefore complies with CMVM Recommendation no. III.2.

The possibility of granting a bonus to the Chairman of the Board of Directors as a function of the evaluation of the performance of his duties, as described in the statement contained in Appendix III, was not dependent on the Company’s performance.

The variable remuneration of executive directors was dependent on achievement of pre-determined goals, and it might amount to 160% of the fixed remuneration (50% being deferred for a three-year period, as described below) in the event of a 100% pre-determined goal achievement, in line with the values fixed for the remuneration policy during the previous term of office.

Following the determination of the variable remuneration according to this method, the Compensation Committee might increase or reduce in no more than 10% the variable remuneration of the Chief Executive Officer and all the other members of the Executive Committee, upon proposal by the Chairman of the Board of Directors and of the Evaluation Committee, respectively. In any case, and even if the level of achievement of pre-defined goals was in excess of 100%, the maximum potential amount of the variable remuneration would not exceed in over 12.5% the variable remuneration corresponding to 100% goal achievement added by the said grossing up.

The variable remuneration to be allocated for the performance of the year is determined by a percentage of the annual fixed remuneration calculated on the basis of a weighted average of the level of achievement of a combination of indicators associated to performance and sustainability of the Company, defined by the Compensation Committee elected at the 2012 General Meeting of shareholders, provided that at least 85% of the goals established for each such indicator must be achieved. The performance evaluation was made taking into account the evolution of the following indicators:

•                  The total shareholder return (TSR), considered as such the return generated by the PT SGPS share, including not only the trading price variation but also any payments made (dividend);

•      The global earnings of the PT Group;

•      The overall EBITDA — CAPEX of the PT Group;

•      PT SGPS’ sustainability index (using the Dow Jones Sustainability Index methodology); and

•      The achievement of the strategic goals at a national and international level.

Furthermore, upon preparation of the new corporate body remuneration policy in 2012, a benchmarking study was made covering around 140 companies, which enabled us to confirm that the relationship between fixed and variable remuneration as established for the members of the Executive Committee in the 2009-2011 and 2012-2014 terms.

From all the above mentioned resulted that overall the variable component vis-a-vis the fixed component of the remuneration present a reasonable relationship, and therefore PT SGPS considers that CMVM Recommendation no. III.3 was complied with.

Following the Oi Capital Increase and the change to the terms of the Business Combination announced on 2 October 2013, and considering that PT SGPS’ business in the telecom sector is now exercised through its relevant interest in Oi, it is understood that this remuneration policy is no longer adequate, notably since the indicators foreseen are not the most appropriate to evaluate the Company’s performance. As such, the Compensation Committee to be elected at the 2015 Annual General Meeting of Shareholders shall prepare and present to the shareholders a new remuneration policy for the management and supervisory bodies to be in force during the next term of office that considers the Company’s current situation and activity.

70.  INFORMATION ON THE HOW THE REMUNERATION IS STRUCTURED IN ORDER TO PERMIT THE ALIGNMENT OF THE DIRECTORS’ INTERESTS WITH LONG TERM INTERESTS OF THE COMPANY, AS WELL AS HOW THE REMUNERATION IS BASED ON PERFORMANCE AND DISINCENTIVES EXCESSIVE RISK TAKING

As results from the remuneration policy in force in 2014, described in item 69 of Part I above and Appendix III hereto, the remuneration consisted of a fixed component and a variable component (with the attribution of the latter depending on the level of attaining pre-determined criteria and the payment of 50% of the same deferred for three years and conditioned to the maintenance of a positive performance during such period) and was structured in such a way as to permit the alignment of the interests of the management body’s members with long-term interests of the Company, and it is based on performance evaluation and is a disincentive to excessive risk taking.

Considering the above, PT SGPS fully complied with CMVM Recommendation no. III.1 on 31 December 2014.

71.    REFERENCE, IF APPLICABLE, TO THE EXISTENCE OF A VARIABLE COMPONENT OF THE REMUNERATION AND INFORMATION ON THE WAY AS SUCH COMPONENT DEPENDS ON PERFORMANCE EVALUATION

Regarding this matter, please see items 70 above and 77 below, both of Part I.

72.    DEFERMENT OF PAYMENT OF THE VARIABLE COMPONENT OF THE REMUNERATION, MENTIONING THE DEFERMENT PERIOD

Under the remuneration policies in force during the last financial years, the payment of 50% of the overall variable remuneration allocated to each executive director in each financial year was deferred for a three-year period, subject to the positive performance by PT SGPS not being affected as mentioned under the remuneration policy in force.

For further information on the conditions of payment of deferred amounts, please see the remuneration policy for PT SGPS’ corporate bodies as effective in 2014 attached hereto as Appendix III.

Additionally, during the 2012 financial year, the Compensation Committee elected at the 2012 Annual General Meeting of Shareholders has defined Company performance indicators to be verified at the time when payment of such deferred amounts is due. Such indicators were as follows:

•                  Cash flow generation along the period in question as measured by the EBITDA-Capex metrical scanning must be positive;

•                  The net worth for the n+3 financial year, any extraordinary movements occurred after the end of the n financial year excluded, upon deduction, for each financial year, of a sum corresponding to a 40% pay-out over the net profit stricken in the consolidated accounts for each financial year of the deferment period (regardless of the actual pay-out) must exceed the net worth stricken at the end of the n financial year.

The following, inter alia, were deemed extraordinary movements in the period between the n financial year and n+3 financial year: any proceeds from a share capital increase, purchase or sale of own shares, extraordinary allocation of dividend or any other form of shareholder remuneration, annual pay-out other than 40% of the consolidated result for the relevant year or other movements that while affecting the net worth did not result from Company operational results (including actuarial profits and losses and capital conversion adjustments).

The net worth for the n+3 financial year should be stricken on the basis of the accounting rules followed for the n financial year in order to ensure comparability.

Thus, as results from the 2014 remuneration table, 50% of the total amount of variable remuneration attributed to the executive directors in such financial year, in relation to 2013, was deferred, under the executive director remuneration policy in force, for a period of 3 years and subject to the conditions defined, with payment of the amounts thus deferred having to be made before the elapsing of the said period in the terms established in the remuneration policy (see the statement on the remuneration policy attached hereto as Appendix III).

Additionally, as described under the remuneration policy in force during the 2014 financial year and attached hereto as Appendix III, unless otherwise agreed or resolved by the Compensation Committee, PT SGPS and its directors shall act in compliance with the general principle according to which directors shall not execute any agreements, whether with the Company or with a third party, that might result in mitigating the risk inherent to the variability of the remuneration as determined for them by the Company.

PT SGPS thus complies with CMVM Recommendations no. III.4 and III.5.

73.    CRITERIA ON WHICH THE ALLOCATION OF A VARIABLE REMUNERATION IN SHARES IS BASED; EXECUTIVE DIRECTORS KEEPING ANY SHARES GRANTED THEM IN THE COMPANY; ANY AGREEMENT EXECUTED AS TO SUCH SHARES, NOTABLY HEDGING OR RISK TRANSFER AGREEMENTS, THE LIMIT THEREOF, AND THEIR RELATIONSHIP TO THE AMOUNT OF THE OVERALL ANNUAL REMUNERATION

Not applicable, since the remuneration policy in force does not include the allocation of a variable remuneration in shares. Please see item 77 of Part I below.

74.    CRITERIA ON WHICH THE ALLOCATION OF A VARIABLE REMUNERATION IN OPTIONS IS BASED, AND INDICATION OF DEFERMENT PERIOD AND EXERCISE PRICE

Not applicable, since the remuneration policy in force does not include the allocation of a variable remuneration in options.

75.    MAIN PARAMETERS OF AND GROUNDS FOR ANY ANNUAL BONUS SYSTEM AND ANY OTHER NON-PECUNIARY BENEFITS

In 2014, there were no significant bonus, annual bonus or non-pecuniary benefit systems of any nature whatsoever in force in PT SGPS.

76.    MAIN CHARACTERISTICS OF COMPLEMENTARY PENSION OR EARLY RETIREMENT SYSTEMS FOR DIRECTORS, SPECIFYING WHETHER THE SAME WERE SUBJECT TO APPRAISAL, IN INDIVIDUAL TERMS, BY THE GENERAL MEETING OF SHAREHOLDERS

No PT SGPS director is covered by complementary pension or early retirement system in force for PT SGPS’ directors.

IV. REMUNERATION DISCLOSURE

77.    REMUNERATION INDIVIDUALLY AND GLOBALLY EARNED BY THE MEMBERS OF THE COMPANY’S MANAGEMENT BODY

Pursuant to Law no. 28/2009 of 19 June 2009, individual and global remunerations paid to the members of the management body and Audit Committee of the Company in 2014 are shown hereinafter:

		Remuneration paid in 2014			Committees as of 31 December 2014
		Fixed	Variable			Corporate
		2014	2013 (1)	Total	Audit	Governance	Evaluation
Board of Directors
Alfredo José Silva de Oliveira Baptista	(2)	487,226	215,325	702,550	Member
Amílcar Carlos Ferreira de Morais Pires	(3)	25,176	—	25,176
Carlos António Alves Duarte	(2), (8)	486,526	215,325	701,850
Eurico de Jesus Teles Neto		9,155	—	9,155
Fernando Magalhães Portella	(9)	15,735	—	15,735
Francisco Ravara Cary		26,034	—	26,034		Member
Francisco Teixeira Pereira Soares	(4)	132,174	—	132,174		Member	Member
Gerald Stephen McGowan		88,116	—	88,116		Member
Henrique Manuel Fusco Granadeiro	(10)	616,379	430,649	1,047,028
João Manuel de Mello Franco	(11)	271,404	—	271,404		Chairman	Chairman
Joaquim Aníbal Brito Freixial de Goes	(12)	75,528	—	75,528
Jorge Telmo Maria Freire Cardoso		6,580	—	6,580
José Guilherme Xavier de Basto		126,574	—	126,574	Chairman
Luís Miguel da Fonseca Pacheco de Melo	(2), (5)	486,526	236,857	723,383
Manuel Francisco Rosa da Silva	(2), (8)	486,526	215,325	701,850
Marco Norci Schroeder		9,155	—	9,155
Maria Helena Vaz de Carvalho Nazaré	(6)	44,058	—	44,058
Mário João de Matos Gomes		183,736	—	183,736	Member
Milton Almicar Silva Vargas		103,851	—	103,851		Member	Member
Nuno Rocha dos Santos de Almeida e Vasconcellos		44,058	—	44,058
Otávio Marques de Azevedo	(9)	50,877	—	50,877
Paulo José Lopes Varela	(7)	106,998	—	106,998		Member	Member
Pedro Humberto Monteiro Durão Leitão	(2), (8)	486,526	215,325	701,850
Rafael Luís Mora Funes		132,174	—	132,174		Member	Member
Rolando António Durão Ferreira de Oliveira		26,034	—	26,034			Member
Shakhaf Wine	(2) (13)	488,045	215,325	703,370

Total		5,015,170	1,744,129	6,759,299

(1)                According to the remuneration policy in force, the amount in this column corresponds to 50% of the variable remuneration regarding the 2013 financial year and paid in April 2014. The payment of an equal amount was deferred (for all directors, except for director Shakhaf Wine), under the remuneration policy in force.

(2)     He was a member of the Executive Committee until 30 September 2014.

(3)     He resigned from his duties in PT SGPS on 30 July 2014.

(4)     He resigned from his duties in PT SGPS on 27 February 2015.

(5)     He resigned from his duties in PT SGPS on 18 March 2015.

(6)     She resigned from her duties in PT SGPS on 31 March 2015.

(7)                He resigned from his duties in PT SGPS on 16 March 2015, and João Manuel Pisco de Castro was co-opted, on 17 March 2015, to replace him up to termination of the current term of office.

(8)     He resigned from his duties in PT SGPS on 28 November 2014.

(9)     He resigned from his duties in PT SGPS on 30 June 2014.

(10)         He resigned from his duties as Chairman of the Executive Committee and Chairman of the Board of Directors of PT SGPS on 7 August 2014.

(11)         He resigned from his office as Chairman of the Audit Committee to perform duties as Chairman of the Board of Directors of PT SGPS, as per the resolution of the Board of Directors at the meeting commenced on 16 September and ended on 18 September 2014.

(12)   He resigned from his duties in PT SGPS on 4 August 2014.

(13)          The remuneration of the director Shakhaf Wine is paid through PT Brasil and Bratel Brasil, PT SGPS’ subsidiaries in Brazil, in local currency, with the corresponding amount in Euro being presented in the table above.

The variable remuneration paid to the members of the Executive Committee (up to 30 September 2014) in the 2014 financial year set out above refers to the performance of the executive directors during the financial year ended on 31 December 2013.

In addition, in April 2014, the following amounts (in euros), whose payment was deferred under the remuneration policy in force, were paid:

	Bonus Sale Vivo	Variable 2010
Carlos António Alves Duarte	87,500	420,575
Henrique Manuel Fusco Granadeiro	800,000	—
Luís Miguel da Fonseca Pacheco de Melo	237,500	420,575
Manuel Francisco Rosa da Silva	137,500	420,575
Shakhaf Wine	287,500	420,575
Zeinal Abedin Mahomed Bava (1)	1,000,000	660,904

(1) Chairman of the Executive Committee up to 4 June 2013.

Taking into account the termination of the Executive Committee within the Company’s governance model as from 1 October 2014, as well as the Company’s current situation, the Compensation Committee resolved, upon proposal by the Evaluation Committee, not to grant any variable remuneration regarding the year 2014.

As regards the Company’s supervisory body and given that the Company follows an Anglo-Saxon governance model as referred to above, its members are non-executive directors who earn a monthly fixed remuneration taking into account the remuneration policy.

The remuneration earned by all other directors, who were non-executive directors, up to 30 September 2014 corresponds to a monthly fixed remuneration which amount takes into consideration the number of committees to which they belong, pursuant to the remuneration policy.

In the context of the changes occurred in 2014 in PT SGPS’ corporate governance structure in 2014 — whereby (i) effective as of 1 October 2014, the Board of Directors took on all powers of management in the normal course delegated to the Executive Committee, and the Executive Committee ceased to exist in PT SGPS; and (ii) the Director who held the office of Chairman of the Audit Committee resigned such office and took office as Chairman of the Board of Directors -, the Compensation Committee, upon proposal by the Evaluation Committee, resolved that (i) the former members of the Executive Committee would keep, up to the end of the 2012-2014 term of office and as long as they would keep their capacity as Company Directors, the monthly fixed remuneration (thus excluding the variable remuneration) and all other benefits applicable during the current term of office; and (ii) the current Chairman of the Board of Directors would keep, up to the end of the 2012-2014 term of office, the remuneration he had been earning as Chairman of the Audit Committee, and that therefore he would earn no additional remuneration as a result of taking office as Chairman of the Board of Directors.

During the 2014 financial year, the Company neither adopted nor kept in force any share allotment or share call option plans to the benefit of members of the management or supervisory bodies (or any other officers in the meaning of article 248B of the Portuguese Securities Code).

Remunerations earned by the members of the management and supervisory bodies are listed in aggregate on Note 42 to the consolidated financial statements for the year of 2014.

78.       AMOUNTS PAID, FOR ANY REASON WHATSOEVER, BY OTHER COMPANIES IN A CONTROL OR GROUP RELATIONSHIP OR SUBJECT TO COMMON CONTROL

During the 2014 financial year, no amounts other than those referred to in item 77 of Part I above were paid to PT SGPS members of the Board of Directors by companies in a control or group relationship.

Additionally, it should be mentioned that, during the 2014 financial year, Brazilian companies integrated in Oi Group and Contax Group (both jointly controlled by PT SGPS) paid to four directors of PT SGPS, for the performance of executive duties in those companies, an overall amount in local currency, net of any deductions due under Brazilian law, corresponding to 223,325 Euros. This amount has been determined by those companies’ competent corporate bodies under Brazilian law.

79.       REMUNERATION PAID IN THE FORM OF PROFIT SHARING AND/OR BONUS PAYMENT, AND THE REASONS WHY SUCH BONUSES AND/OR PROFIT SHARING WERE GRANTED

The remuneration policy of the members of the Board of Directors does not provide for the allocation, in general terms, of this type of remuneration, without prejudice to the possibility of allocation of a bonus to the Chairman of the Board of Directors (please refer to the remuneration policy that was in force in the 2014 financial year and is attached hereto as Appendix III).

80.       COMPENSATIONS PAID OR DUE TO FORMER EXECUTIVE DIRECTORS IN RESPECT OF TERMINATION OF OFFICE DURING THE FINANCIAL YEAR

Pursuant to the management agreements executed with executive directors during their respective terms of office, there could be the following responsibilities for the termination of office:

•      In respect of the former Chairman of the Executive Committee Zeinal Bava, the global amount of 5,773,758 euros, which included a compensation for non-competition;

•      In respect of the former Chairman of the Board of Directors and then Chairman of the Executive Committee Henrique Granadeiro, the global amount of 3,532,505 euros, which included a compensation for non-competition;

•      In respect of the former CFO Luís Pacheco de Melo, the global amount of 1,317,674 euros.

As at 31 December 2014, 50% of the variable remuneration of the above mentioned former diretors in respect of former fiscal years, which was deferred under the remuneration policy in force, was also subject to payment.

However, considering notably (i) that the Company’s sustainability and the Group’s strategic goals established at the beginning of the Business Combination are compromised and also (ii) the facts known so far as to the intervention of said former directors in the subscription of debt instruments issued by ESI and Rio Forte, the Compensation Committee resolved, upon proposal by the Evaluation Committee, not to pay those former directors the variable remunerations in respect of the 2011, 2012 and 2013 fiscal years or the remaining exit clauses in the global amount of €15,327,294.

Former director Carlos Alves Duarte had also entered into a management agreement with the Company which granted him the right to the payment of a compensation on the termination of the performance of executive duties in the Company in the amount of 1,216,315 euros. Such responsibility and the amounts provisioned in relation thereto, as well as the responsibilities and other amounts regarding the variable remuneration that was deferred from former fiscal years in relation to former directors Carlos Alves Duarte, Manuel Rosa da Silva and Pedro Durão Leitão (who maintained the performance of their duties in PT Portugal following the Oi Capital Increase) were transferred to PT Portugal in 2015 within the agreements entered into with Oi/ PT Portugal.

In 2014, no indemnifications were paid to former directors, except for the indemnification paid in Brazil to director Shakhaf Wine, through a subsidiary of PT SGPS in Brazil, following the entering into on 29 January 2014 of an agreement regarding his termination of office, in the global amount of 2,678,974 euros, which includes the amount paid for the termination of office in PT Brasil, the remaining 50% of the variable remuneration regarding 2013 and 50% of the variable remunerations of the years prior to 2013 whose payment was deferred.

81.       REMUNERATION INDIVIDUALLY AND GLOBALLY EARNED BY THE MEMBERS OF THE COMPANY’S SUPERVISORY BODY

Regarding this matter, please see item 77 of Part I above.

82.       INDICATION OF THE REMUNERATION OF THE CHAIRMAN OF THE BOARD OF THE GENERAL MEETING OF SHAREHOLDERS

By determination of the Compensation Committee approved during the 2008 financial year, the annual remuneration of the Chairman of the Board of the General Meeting corresponds to 42,000 Euros.

V. AGREEMENTS WITH REMUNERATION IMPLICATIONS

83.       CONTRACTUAL LIMITATION AS ESTABLISHED FOR ANY COMPENSATION TO BE PAID UPON REMOVAL WITHOUT JUST CAUSE OF A DIRECTOR, AND ITS RELATIONSHIP WITH THE VARIABLE COMPONENT OF THE REMUNERATION

Without prejudice to the next paragraph, in 2014, no limits were contractually established for any compensation to be paid upon removal without just cause of a director, other than as provided for by law.

Nevertheless, as described under the remuneration policy attached hereto as Appendix III, which was in force during the 2014 financial year, unless otherwise agreed or resolved by the Compensation Committee, PT SGPS and its directors shall act in compliance with the general principle whereby, in the event of removal or termination by mutual agreement of the management relationship, no indemnification or compensation will be paid, apart from those set forth by law, where such removal or termination is provenly due to inappropriate performance.

Since such principle is included in its remuneration policy — which is submitted to the General Meeting of Shareholders each year — it is PT SGPS’ understanding that such instrument is appropriate and sufficient to discipline this matter, and so there is no need to establish any other contractual special instruments forbidding the payment of indemnification or compensation, apart from those set forth by law, in case of inappropriate performance by the director.

In this way, PT SGPS deems CMVM Recommendation no. III.8 is complied with. In particular, the Company considers that all provisions of this CMVM recommendation are ensured by the remuneration policy in force at PT SGPS, which policy is submitted to the vote of the general meeting of shareholders each year. In addition, on 3 September 2014, PT SGPS’ Compensation Committee resolved, upon proposal by the Evaluation Committee, notably taking into account PT SGPS’ current situation and the changes to the Business Combination with Oi, to instruct the relevant corporate bodies, committees and services of the Company to refrain from making any payments in connection with variable remunerations and/or any other form of bonus or compensation for performance and/or termination of duties (other than fixed remunerations due), even though under past resolutions adopted by the Compensation Committee (notably, amounts pending calculation/allocation and/or deferred), until such time as the Compensation Committee, supported by the Evaluation Committee, would identify and review the situations in question and resolve on the same.

84.       AGREEMENTS WITH MEMBERS OF THE BOARD AND OFFICERS PROVIDING FOR COMPENSATION IN THE EVENT OF TERMINATION OF OFFICE FOLLOWING A CHANGE OF CONTROL

There are no agreements between PT SGPS and the members of the management body or officers providing for compensation in the event of resignation, removal without just cause or termination of employment relationship following a change of control in the Company.

VI. SHARE ALLOTMENT OR STOCK OPTION PLANS

The information set forth in items 85 to 87 of the form attached to CMVM Regulation no. 4/2013 is not applicable to PT SGPS, since during the 2014 financial year, the Company did not adopt any share allotment or share call option plans, nor did any such plans remain in force, regarding PT SGPS directors or employees or any third parties.

88.       CONTROL MECHANISMS PLANNED FOR ANY EMPLOYEE CAPITAL HOLDING SYSTEM TO THE EXTENT THAT VOTING RIGHTS ARE NOT EXERCISED BY SUCH EMPLOYEES

Not applicable, since there is no system specifically providing for any share capital holding by employees in the Company.

E. RELATED PARTY TRANSACTIONS

I. CONTROL MECHANISMS AND PROCEDURES

89.       MECHANISMS IMPLEMENTED BY THE COMPANY TO CONTROL RELATED PARTY TRANSACTIONS (IAS 24)

In December 2009 and December 2010, the Regulation on related party transactions was subject to some changes essentially aimed at adjusting it to the modifications made to IAS 24 and to the Corporate Governance Code issued by CMVM, as well as adopting the market best practices in this matter. In 2015, this Regulation was revised again in order to to clarify the concepts used and also define the procedures applicable to transactions with related parties of PT SGPS and its subsidiaries, and exclude transactions with owners of qualified holdings from its scope. These latter transactions now have their own specific regulation, in additional and equivalent terms to the regulation for related party transactions.

As such, the most significant amendments are (i) the redefinition of the concept of “Related Parties” which is now based exclusively on the concept foreseen in IAS 24 (and therefore no longer includes the owners of qualified holdings in PT SGPS’ share capital) and (ii) the introduction of quantitative limits to the exceptions to the control mechanisms foreseen, as recommended by PwC in its analysis of the procedures and actions carried out within the Rio Forte Instruments and also the relevant aspects related to the treasury applications in entities pertaining to the Espírito Santo Group.

According to the current version of this Regulation, notwithstanding its exclusion of certain transactions (notably if not exceeding certain amounts), in case of transactions between PT SGPS, or any of its subsidiaries, and related parties (as redefined exclusively by reference to the concept in IAS 24), or any renewals thereof, the aggregate amount per party of which is in excess of 100,000 Euros (one hundred thousand Euros) per quarter, the execution of the same may be approved only upon a prior favourable opinion by the supervisory body.

For such purpose, the supervisory body shall be provided with relevant information on the transaction as to which it has to give its opinion, including sufficient information on the characteristics of the transaction in question, notably under the strategic, financial, legal and fiscal viewpoint, information on the nature of the relationship existing between PT SGPS and the other party in question, and the impact of the transaction on the financial position of the Company.

Currently, the following related party transactions are excluded from the scope of the mentioned internal regulation:

a)             Purchases of goods or provision of services agreed in compliance of the internal rules relating to purchases, suppliers and service providers in force at the time of the agreement;

b)             Banking operations of Portugal Telecom and its subsidiaries, including collection, payment, deposits and other financial applications, short- and mid-term financing operations, issue of commercial paper, exchange transactions, hedge derivatives and obtaining of bank guarantees, provided that they do not exceed the aggregate amount of 300,000 Euros per year;

c)              Made between companies in a control or group relationship with PT SGPS or between these and PT SGPS;

d)             In which the consideration is based on official price quotations (eg., exchange-rate or interest-rate contracts and commodities), in case the intervals agreed correspond to normal market practices;

e)              In which the consideration is based on tariffs or rates determined by the competent regulatory authorities;

f)               The payment by the PT Group of the remuneration of the Key Corporate Members and Employees (as defined in the Service Order) for the performance of their duties;

g)              Operations available to all employees or shareholders of the PT Group in equivalent conditions;

h)             The hiring of technical services, notably legal or tax consultancy, whenever the respective approval procedure may compromise the timely provision of such services, given the specificity of the services to be provided, notably considering the qualifications and the level of knowledge required for the provision of the services in question, as well as the timeframe for their execution;

i)                 Operations consisting on the execution of transactions already agreed upon under general contracts already in force in the PT Group.

As a result of the afore mentioned redefinition of the concept of “Related Parties” for the purposes of the respective internal regulation — which no longer includes the owners of qualified holdings in PT SGPS’ share capital, as opposed to what happened before, and now adopts the criterion resulting from IAS 24 — the Company considered it was convenient to create specific rules applicable to transactions with owners of qualified holdings, as detailed in item 91 below.

As such, PT SGPS considers that CMVM Recommendation no. V.2 is complied with.

90.       TRANSACTIONS SUBJECT TO CONTROL

During the 2014 financial year, only one transaction, i.e. PT SGPS’ participation in the Oi Capital Increase by means of the contribution in kind of the PT Assets in the amount of 1,750 million euros, was submitted to the prior opinion of the Audit Committee. No other transactions with related parties were subject to control by the supervisory body.

91.       INTERVENTION OF THE SUPERVISORY BODY IN THE PRIOR EVALUATION OF TRANSACTIONS WITH OWNERS OF A QUALIFIED HOLDING

As mentioned in item 89 above, an autonomous regulation on the procedures applicable to transactions with owners of qualified holdings in PT SGPS’ share capital was approved in 2015.

As such, the execution (or renewal) of transactions with owners of qualified holdings or entities related to them under article 20 of the Portuguese Securities Code, with an aggregated amount per entity above 100,000 Euros per quarter, can only be approved after PT SGPS’ supervisory body has issued a prior favourable opinion.

In addition, the execution (or renewal) of transactions with owners of qualified holdings or entities related to them under article 20 of the Portuguese Securities Code, with an aggregated amount per entity above 1,000,000 Euros per year, are subject to approval by the Board of Directors, after the supervisory body has issued its prior favourable opinion.

Currently, the following situations are excluded from the rules applicable to transactions with owners of qualified holdings:

a)             Purchases of goods or provision of services agreed in compliance of the internal rules relating to purchases, suppliers and service providers in force at the time of the agreement;

b)             Banking operations of Portugal Telecom, including collection, payment, deposits and other financial applications, short- and mid-term financing operations, issue of commercial paper, exchange transactions, hedge derivatives and obtaining of bank guarantees, provided that they do not exceed the aggregate amount of 300,000 Euros per year;

c)              In which the consideration is based on official price quotations (eg., exchange-rate or interest-rate contracts and commodities), in case the intervals agreed correspond to normal market practices;

d)             In which the consideration is based on tariffs or rates determined by the competent regulatory authorities;

e)              Operations available to all employees or shareholders of the PT Group in equivalent conditions;

f)               The hiring of technical services, notably legal or tax consultancy, whenever the respective approval procedure may compromise the timely provision of such services, given the specificity of the services to be provided, notably considering the qualifications and the level of knowledge required for the provision of the services in question, as well as the timeframe for their execution;

g)              Operations consisting on the execution of transactions already agreed upon under general contracts already in force in the PT Group.

It should be mentioned that the subscription of the Rio Forte Instruments, by certain companies that were then part of the Portugal Telecom Group, with Banco Espírito Santo, S.A. (“BES”), then a shareholder of PT SGPS, as described in Note 42 to the consolidated financial statements for the year of 2014, was not subject to prior opinion of the Audit Committee. In fact, under the Service Order in force as of the date of the subscription of the mentioned instruments, there was an exception to the submission to prior opinion of the Audit Committee in relation to banking operations agreed by PT SGPS or its subsidiaries with related parties (in the broad sense defined in said Service Order, which included the owners of qualified holdings), including notably collection, payment, deposits and other financial applications, provided the same were carried out under normal market conditions.

However, within the independent analysis performed by PwC on the procedures and actions carried out within the Rio Forte Instruments as well as all relevant aspects related to treasury applications in entities of the Espírito Santo Group (“GES”), PwC did not find evidence that consultations were made to other financial institutions in order to obtain price quotes for other securities, and therefore concluded that it was not possible to unequivocally show that the applications made with BES in securities issued by GES and commercialized by BES were indeed made at market prices (although evidence was obtained as to negotiations between PT SGPS and BES in order to obtain a better rate for applications to be made in securities issued by ESI), as per the summary of the results of the analysis performed by PwC included in the communication disclosed by the Company on 8 January 2015, to which we refer. In addition, and as per said communication, within the “accounts closing” quarterly presentations relating to

2012, 2013 and the first quarter of 2014 submitted to the Audit Committee, where, among other things, the relevant and unusual transactions occurred in the period were mentioned, the applications in securities issued by ESI or Rio Forte were never evidenced.

The transactions executed in 2014 between the Company and owners of qualified holdings (and entities related to them under article 20 of the Portuguese Securities Code) are described in Note 42 to the consolidated financial statements for the year of 2014. Apart from the subscription with BES of the debt instruments issued by Rio Forte, whose terms are described in said Note 42, and which was the subject of the independent analysis performed by PwC, whose results were disclosed in the communication issued by PT SGPS on 8 January 2015, there were no transactions between the Company and owners of qualified holdings or entities related to them under article 20 of the Portuguese Securities Code which have not been demonstrably made under normal market conditions. However, the subscription of the mentioned instruments does not allow PT SGPS to consider CMVM Recommendation no. V.1 complied with in respect of the fiscal year ended on 31 December 2014.

II. TRANSACTION DETAILS

92. LOCATION, IN THE ANNUAL FINANCIAL STATEMENTS, WHERE INFORMATION ON RELATED PARTY TRANSACTIONS, IN ACCORDANCE WITH IAS 24, IS AVAILABLE

Information on related party transactions is available on Note 41 to the consolidated financial statements for the year of 2014. There are no transactions with related parties shareholders to disclose in respect of the fiscal year ended on 31 December 2014.

Information on the transactions executed during the fiscal year ended on 31 December 2014 with owners of qualified holdings who are not related parties in accordance with IAS 24 is available in Note 42 to the consolidated financial statements for the year of 2014.

PART II — CORPORATE GOVERNANCE EVALUATION

1. IDENTIFICATION OF THE CORPORATE GOVERNANCE CODE ADOPTED

Portugal Telecom complies with a significant number of recommendations set out on CMVM Corporate Governance Code as published in July 2013 (“CMVM Code” or “CMVM Recommendations”)(1) — which assessment is set out on this report —, which are reflected on its Anglo-Saxon-type corporate governance model as provided for under article 278.1(b) of the Portuguese Companies Code.

As better described in item 2 of this Part II below, considering the current transition stage of the Company’s situation, for the purpose of this report and the following compliance analysis — one recommendation at a time — PT SGPS has referred to the Corporate Governance Code approved by the CMVM in 2013.

The characteristics of PT SGPS’ governance model have been reinforced as well by the Company’s compliance with the binding rules and best practices applicable to foreign private issuers registered with SEC (such as certain provisions under the Sarbanes-Oxley Act), all as described in Appendix II hereto.

In this connection, it should be mentioned that, on 9 March 2015, the Company served notice that the Board of Directors had approved the withdrawal of PT SGPS’ ADSs from trading on NYSE. The last day of trading of PT SGPS’ ADSs on NYSE was 27 March 2015. Since 30 March 2015, the date of effective withdrawal of the ADSs on NYSE, the Company ceased to be subject to certain US rules related to the issuance of securities admitted to trading on NYSE (such as those set forth in the NYSE Listed Company Manual or Rule 10A-3, Listing Standards Relating to Audit Committees), still applicable as at 31 December 2014 and up to 30 March 2015, and became subject only to the rules applicable to issuers of securities registered with SEC, as mentioned above.

PT SGPS is also subject to other rules adopted at internal level, which are relevant in its corporate governance structure, particularly the Regulations of the Board of Directors and its internal committees, as well as the Audit Committee Regulation.

Additionally, PT SGPS has approved several internal conduct and transparency rules, namely the Code of Ethics, the Code of Ethics for Senior Financial Officers, rules on Officer Transactions, rules on Transactions with Related Parties and rules on Transactions with Owners of Qualified Holdings. A short description of all these rules is attached hereto as Appendix IV. PT SGPS further adopts rules and structures for internal control, risk management and whistleblowing.

As to the rules of conduct in force during the 2014 financial year, it should be mentioned that, particularly as regards the subscription of the debt instruments issued by Rio Forte, and following the subsequent default as to the reimbursement of such instruments by the issuer, it was deemed necessary to reformulate the internal control and risk management rules and structures in force at the Company.

(1) Available on www.cmvm.pt.
(http://www.cmvm.pt/CMVM/Recomendacao/Recomendacoes/Documents/Código%20de%20Governo%20das%20S ociedades%202013.pdf).

In this way, some of those rules have already been revised, seeking not only to reformulate the said mechanisms in light of the default as to the reimbursement of the Rio Forte Instruments, but also to accommodate the same to the new specificities of the Company, after the Oi Capital Increase and the changes made to the Business Combination announced on 2 October 2013.

In particular, the Board of Directors resolved to take on, effective as from 1 October 2014, all the powers of the management in the normal course of the Company, and so the Executive Committee ceased its existence in PT SGPS’ corporate governance structure as from such date. Currently, there are certain corporate charges that were, according to a Board resolution, specifically entrusted to certain directors, pursuant to article 407-1 of the Portuguese Companies Code and articles 21-4 and 26 of the Bylaws. This situation is considered transitory, and we expect, following the end of the current term of office (2012-2014 three-year term) and the appointment of new members for PT SGPS’ corporate bodies for the 2015-2017 three-year term of office that is to take place at the Annual General Meeting of Shareholders to be held in 2015, to resume the management in the normal course delegation model in an Executive Committee or Managing Directors, according to which proves more appropriate for the current size and business of the Company.

Additionally, the Board has already approved a set of internal rules that determine, notably (i) the obligation of dispersion of cash availabilities over several banks, (ii) the limitation of the kind of applications to term deposits, and (iii) the establishment of maximum quantitative limits within the scope of the delegation of certain binding powers, thus amending the previous situation under which certain transactions (as, for instance, short-term applications) were subject to delegation with no quantitative limit.

Similarly, the rules establishing the procedures for contracting and disclosing related party transactions, on the one hand, and transactions with owners of qualified holdings, on the other hand, have already been revised in order to clarify the scope of application of the control and report procedures, as well as limit the exceptions defined, respectively, for those transactions.

2.              STATEMENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE ADOPTED

In 2013, the regulatory and recommended framework on corporate governance was subject to significant changes, providing listed companies with a chance to create more in-depth, consolidated governance practices and models.

On the one hand, the CMVM approved Regulation no. 4/2013 — applicable to 2013 corporate governance reports — which allows listed companies to decide to adopt the CMVM code or an alternative code issued by an entity intended for such purpose.

In turn, the Instituto Português de Corporate Governance (“IPCG”) issued a governance code which could constitute an alternative on the national panorama, where up to now rules on corporate governance had only been at the initiative of the CMVM. The disclosure of the IPCG Governance Code represents the culmination of a broad consultation process together with the market players and civil society in general, constituting an incentive towards a progressive construction of a regulatory model based on self-regulation.

Following the Business Combination between PT SGPS and Oi, which was announced in 2013, and subsequently to the changes made to the Business Combination, following the default as to the reimbursement of the Rio Forte Instruments, the Company has entered in a transition stage that it expects will culminate, upon completion of this transaction, in the admission to trading of the shares in Oi on the Novo Mercado segment of BM&FBOVESPA, as well as on the Euronext

Lisbon (Oi already has securities admitted to trading on the NYSE). The listing requirements of these stock exchanges will also underpin the highest standard of corporate governance.

Considering this transition stage of the Company’s situation, PT SGPS feels it is appropriate to maintain a certain stability regarding recommendations which serve as a reference for the declaration of compliance to be included in this report referring to 2014, thus following to this end the CMVM Code.

Within this context, Portugal Telecom’s current corporate governance model and principles:

•                  Observe all legal rules of a binding content applicable to the Anglo-Saxon-type corporate governance model as provided for under article 278,1(b) of the Portuguese Companies Code;

•                  Comply with mandatory rules and best practices applicable to foreign private issuers registered with SEC under US laws; and

•                  Take in a significant set of recommendations and best practices in this field as established under the CMVM Code.

The Company adopts the CMVM Recommendations, except for Recommendations no. I.3, no. I.4, no. II.1.1, no. II.1.5, no. II.1.10, no. II.3.3 b) and no. V.1, which are not complied with for the reasons identified hereunder.

The items in Part I of this Corporate Governance Report that contain a description of the measures taken by the Company for compliance with the CMVM Recommendations are identified hereunder.

CMVM RECOMMENDATION		COMPLIANCE	REPORT

I. VOTING AND CORPORATE CONTROL

I.1

Companies shall encourage shareholders to attend and vote at general meetings and shall not set an excessively large number of shares required for the entitlement of one vote, and implement the means necessary to exercise the right to vote by mail and electronically.

		Yes	Item 12

I.2	Companies shall not adopt mechanisms that hinder the passing of resolutions by shareholders, including fixing a quorum for resolutions greater than the one provided for by law.	Yes	Item 14

I.3	Companies shall not establish mechanisms intended to cause mismatching between the right to receive dividends or the subscription of new securities and the voting right of each common share, unless duly justified in terms of long-term interests of shareholders.	No (a)	—

I.4	The company’s articles of association that provide for the restriction of the number of votes that may be held or exercised by a sole shareholder, either individually or jointly with other shareholders, shall also foresee for a resolution by the General Meeting (5 year intervals), on whether that statutory provision is to be amended or prevails — without	No (b)	—

CMVM RECOMMENDATION		COMPLIANCE	REPORT

super quorum requirements as to the one legally in force — and that in said resolution all votes issued are to be counted without applying said restriction.

I.5

Measures that require payment or assumption of fees by the company in the event of change of control or change in the composition of the Board and that which appear likely to impair the free transfer of shares and free assessment by shareholders of the performance of Board members, shall not be adopted.

		Yes	Item 4

II. SUPERVISION, MANAGEMENT AND OVERSIGHT

II.1	SUPERVISION AND MANAGEMENT

II.1.1	Within the limits established by law, and except for the small size of the company, the board of directors shall delegate the daily management of the company and said delegated powers shall be identified in the Annual Report on Corporate Governance.	No (c)	—

II.1.2

The Board of Directors shall ensure that the company acts in accordance with its objectives and shall not delegate its responsibilities as regards the following: (i) define the strategy and general policies of the company, (ii) define business structure of the group, (iii) decisions considered strategic due to the amount, risk and particular characteristics involved.

		Yes	Items 21 & 28

II.1.3	The General and Supervisory Board, in addition to its supervisory duties, shall take full responsibility at corporate governance level, whereby through the statutory provision or by equivalent means, shall enshrine the requirement for this body to decide on the strategy and major policies of the company, the definition of the corporate structure of the group and the decisions that shall be considered strategic due to the amount or risk involved. This body shall also assess compliance with the strategic plan and the implementation of key policies of the company.	Not Applicable	—

II.1.4

Except for small-sized companies, the Board of Directors and the General and Supervisory Board, depending on the model adopted, shall create the necessary committees in order to: (a) Ensure a competent and independent assessment of the performance of the executive directors and its own overall performance, as well as of other committees; and (b) Reflect on the system structure and governance practices adopted, verify its efficiency and propose to the competent bodies, measures to be implemented with a view to their improvement.

		Yes	Items 21 & 27

II.1.5	The Board of Directors or the General and Supervisory Board, depending on the applicable model, should set goals in terms of risk-taking and create systems for their control to ensure that the risks effectively incurred are consistent with	No (d)	—

CMVM RECOMMENDATION		COMPLIANCE	REPORT

those goals.

II.1.6	The Board of Directors shall include a number of non-executive members ensuring effective monitoring, supervision and assessment of the activity of the remaining members of the board.	Yes	Item 17

II.1.7

Non-executive members shall include an appropriate number of independent members, taking into account the adopted governance model, the size of the company, its shareholder structure and the relevant free float. The independence of the members of the General and Supervisory Board and members of the Audit Committee shall be assessed as per the law in force. The other members of the Board of Directors are considered independent if the member is not associated with any specific group of interests in the company nor is under any circumstance likely to affect an exempt analysis or decision, particularly due to:

a. Having been an employee at the company or at a company holding a controlling or group relationship within the last three years;

b. Having, in the past three years, provided services or established commercial relationship with the company or company with which it is in a control or group relationship, either directly or as a partner, board member, manager or director of a legal person;

		Yes	Item 18

c. Being paid by the company or by a company with which it is in a control or group relationship besides the remuneration arising from the exercise of the functions of a board member;

d. Living with a partner or a spouse, relative or any first degree next of kin and up to and including the third degree of collateral affinity of board members or natural persons that are direct and indirectly holders of qualifying holdings;

e. Being a qualifying shareholder or representative of a qualifying shareholder.

II.1.8	When board members that carry out executive duties are requested by other board members, said shall provide the information requested, in a timely and appropriate manner to the request.	Yes	Item 17

II.1.9

The Chairman of the Executive Board or of the Executive Committee shall submit, as applicable, to the Chairman of the Board of Directors, the Chairman of the Supervisory Board, the Chairman of the Audit Committee, the Chairman of the General and Supervisory Board and the Chairman of the Financial Matters Board, the convening notices and minutes of the relevant meetings.

		Yes	Item 23

II.1.10	If the chairman of the board of directors carries out executive duties, said body shall appoint, from among its members, an independent member to ensure the coordination of the work	No (e)	—

CMVM RECOMMENDATION		COMPLIANCE	REPORT

of other non-executive members and the conditions so these can make independent and informed decisions or to ensure the existence of an equivalent mechanism for such coordination.

II.2	SUPERVISION

II.2.1

Depending on the applicable model, the Chairman of the Supervisory Board, the Audit Committee or the Financial Matters Committee shall be independent in accordance with the applicable legal standard, and have the necessary skills to carry out their relevant duties.

		Yes	Item 32

II.2.2

The supervisory body shall be the main representative of the external auditor and the first recipient of the relevant reports, and is responsible, inter alia, for proposing the relevant remuneration and ensuring that the proper conditions for the provision of services are provided within the company.

		Yes	Item 21

II.2.3

The supervisory board shall assess the external auditor on an annual basis and propose to the competent body its dismissal or termination of the contract as to the provision of its services when there is a valid basis for said dismissal.

		Yes	Items 21 & 45

II.2.4	The supervisory board shall assess the functioning of the internal control systems and risk management and propose adjustments as may be deemed necessary.	Yes	Items 21 & 51

II.2.5

The Audit Committee, the General and Supervisory Board and the Supervisory Board decide on the work plans and resources concerning the internal audit services and services that ensure compliance with the rules applicable to the company (compliance services), and should be recipients of reports made by these services at least when matters related to accountability, identification or resolution of conflicts of interest and detection of potential improprieties are concerned.

		Yes	Items 21 & 51

II.3	REMUNERATION SETTING

II.3.1

All members of the Remuneration Committee or equivalent should be independent from the executive board members and include at least one member with knowledge and experience in matters of remuneration policy.

		Yes	Item 67

II.3.2

Any natural or legal person that provides or has provided services in the past three years to any structure under the board of directors, the board of directors of the company itself or who has a current relationship with the company or consultant of the company, shall not be hired to assist the Remuneration Committee in the performance of its duties. This recommendation also applies to any natural or legal person that is related by employment contract or provision of services with the above.

		Yes	Item 67

CMVM RECOMMENDATION		COMPLIANCE	REPORT

II.3.3	A statement on the remuneration policy of the management and supervisory bodies referred to in article 2 of Law no. 28/2009, of 19 June, shall also contain the following:	Partial compliance

	a) Identification and details of the criteria for determining the remuneration paid to the members of the corporate bodies;	Yes	Items 69 to 71

	b) Information regarding the maximum potential, in individual terms, and the maximum potential, in aggregate form, to be paid to members of corporate bodies, and identify the circumstances whereby these maximum amounts may be payable;	No (f)	—

	d) Information regarding the enforceability or unenforceability of payments for the dismissal or termination of appointment of board members.	Yes	Item 80

II.3.4

Approval of plans for the allotment of shares and/or options to acquire shares or based on share price variation to board members shall be submitted to the General Meeting. The proposal shall contain all the necessary information in order to correctly assess said plan.

		Not Applicable	Items 73 & 74

II.3.5	Approval of any retirement benefit scheme established for members of corporate members shall be submitted to the General Meeting. The proposal shall contain all the necessary information in order to correctly assess said scheme.	Not Applicable	—

III. REMUNERATION

III.1	The remuneration of the executive members of the board shall be based on actual performance and shall discourage excessive risk-taking.	Yes	Item 70

III.2

The remuneration of non-executive board members and the remuneration of the members of the supervisory board shall not include any component whose value depends on the performance of the company or of its value.

		Yes	Items 69 & 77

III.3	The variable component of remuneration shall be reasonable overall in relation to the fixed component of the remuneration and maximum limits should be set for all components.	Yes	Item 69

III.4

A significant part of the variable remuneration should be deferred for a period not less than three years, and the right to receive it shall depend on the continued positive performance of the company during that period.

		Yes	Item 72

III.5	Members of the Board of Directors shall not enter into contracts with the company or with third parties which intend to mitigate the risk inherent to remuneration variability set by the company.	Yes	Item 72

III.6	Executive board members shall maintain the company’s	Not Applicable	Items 73 & 74

CMVM RECOMMENDATION		COMPLIANCE	REPORT

shares that were allotted to them by virtue of variable remuneration schemes, up to twice the value of the total annual remuneration, except for those that need to be sold for paying taxes on the gains of said shares, until the end of their term of office.

III.7	When the variable remuneration includes the allocation of options, the beginning of the exercise period shall be deferred for a period not less than three years.	Not Applicable	Items 73 & 74

III.8

When the removal of a board member is not due to serious breach of his duties nor to his unfitness for the normal exercise of his functions but is yet due to inadequate performance, the company shall be endowed with the adequate and necessary legal instruments so that any damages or compensation, beyond that which is legally due, is unenforceable.

		Yes	Item 83

IV. AUDITING

IV.1

The external auditor shall, within the scope of its duties, verify the implementation of remuneration policies and systems of the corporate bodies as well as the efficiency and effectiveness of the internal control mechanisms and report any shortcomings to the supervisory body of the company.

		Yes	C.III

IV.2

The company or any entity with which it maintains a control relationship shall not engage the external auditor or any entity with which it finds itself in a group relationship or that incorporates the same network, for services other than audit services. If there are reasons for hiring such services — which must be approved by the supervisory board and explained in its Annual Report on Corporate Governance — said should not exceed more than 30% of the total value of services rendered to the company.

		Yes	Item 37

IV.3

Companies shall support auditor rotation after two or three terms of office, depending on the term of office being of four or three years, respectively. Its continuance beyond this period must be based on a specific opinion of the supervisory board that explicitly considers the conditions of the auditor’s independence and the benefits and costs of its replacement.

		Yes	Item 44

V. CONFLICTS OF INTEREST AND RELATED PARTY TRANSACTIONS

V.1	The company’s business with holders of qualified holdings or entities with which they are in any type of relationship pursuant to article 20 of the Portuguese Securities Code shall be conducted in normal market conditions.	No (g)	—

V.2

The supervisory or oversight board shall establish the necessary procedures and criteria to define the relevant level of significance of business with owners of qualified holdings or entities with which they are in any of the relationships described in article 20,1 of the Portuguese Securities Code. Execution of significant relevant business shall be dependent

		Yes	Item 89

CMVM RECOMMENDATION		COMPLIANCE	REPORT

on prior opinion of said body.

VI. INFORMATION

VI.1	Companies shall provide, via their websites in both Portuguese and English language, access to information on their progress as regards the economic, financial and governance state of play.	Yes	Items 56 & 59

VI.2

Companies shall ensure the existence of an investor support and market liaison office, which responds to requests from investors in a timely fashion, and a record of the submitted requests and their processing shall be kept.

		Yes	Items 56 to 58

(a)              CMVM Recommendation no. 1.3 on the proportionality between voting and dividend rights and the subscription of new securities

According to this recommendation, companies shall not establish mechanisms which have the effect of causing a misalignment between the right to receive dividends or to subscribe for new securities and the voting right of each ordinary share, unless duly grounded depending on the long-term interests of the shareholders.

PT SGPS does not adopt this recommendation because its Bylaws contain a limitation to vote counting, whereby votes cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the whole capital shall not be counted (article 13,10).

In addition, Portugal Telecom does not consider that this proportionality between corporate and economic rights is hindered by the bylaw provision for a minimum number of 500 shares to exercise one vote which differs from the “one share one vote” principle (article 13,5).

Consistently with what PT SGPS has defended in the past, it must be stressed that such principle is not established in other jurisdictions or reference markets, and the European Union has stopped, at the end of 2007, any efforts regarding its adoption (either by means of a directive or through mere recommendation).

Additionally, a bylaw provision for a minimum number of shares to exercise one vote is intended to make the General Meeting of shareholders function efficiently, and permit actual participation by shareholders reaching such threshold. This provision is not intended to create a defensive measure or a control enhancing mechanism, but rather attain the same objective as the one pursued by CMVM Recommendation no. I.3 with a view to promote General Meetings with an active shareholder participation.

Essentially, in respect of the vote counting limitation mentioned above, and as better explained in (b) below, such limitation represents a measure of expansion of shareholder democracy and contributes to the dissemination of share capital and greater transparency in the governance of the Company, thus not affecting the objective pursued by this recommendation but rather promoting an identical goal.

It should be stressed, in fact, that the issue concerning proportionality between ownership and control of the shares held in listed companies has been widely discussed in the European Union, and several studies were produced and concluded that it is impossible to establish a clear causal connection between deviations from proportionality and the financial performance or corporate governance of a listed company.

(b)         CMVM Recommendation no. 1.4 on bylaw limitations to voting right exercise

As mentioned above, Portugal Telecom’s Bylaws stipulate a limitation on the counting of votes, whereby the votes cast by a single shareholder of ordinary shares, directly or through a representative, in his own name or as a representative of another shareholder, that exceed 10% of the total capital shall not be counted. The Bylaws do not establish that this bylaw provision must be subject, every five years, to evaluation by the General Meeting of shareholders in order to resolve on its maintenance or not.

Therefore, Portugal Telecom does not adopt CMVM Recommendation no. I.4.

In truth, this provision, which intrinsically reflects — and which historically appeared in several European countries as — a measure of expansion of shareholder democracy (by reducing the voting power of major shareholders and correspondingly expanding the voting power of minorities) is also normally understood to possibly interfere with the success of takeover bids. However, notwithstanding the possible effect of reduction in the number of takeovers (as higher levels of shareholder participation are required to obtain control), such measure is also deemed as an incentive to the existence of more attractive conditions within the context of takeover bids, since only higher levels of acceptance by the addressees of such takeover bids allow the attainment of control thresholds.

Furthermore, within the context of the takeover bid to which PT SGPS was subject during the 2006 financial year, the abovementioned provision of the Bylaws (see reference to article 13 of the Bylaws above) was particularly visible. In fact, under the terms and conditions of the said takeover bid to acquire the shares representing PT SGPS’ share capital, which preliminary announcement was published on 6 February 2006 by the companies Sonaecom, SGPS, SA and Sonaecom, BV, the removal of the said voting restriction was a condition to which the takeover bid was subject.

However, at the General Meeting of shareholders called for 2 March 2007 to vote for the said removal, even though exclusively within the context of the abovementioned takeover bid, the proposal was rejected by a majority of votes cast and without the opposition of the Class A shares.

Therefore, the situation remained unchanged, based on the conviction that limitations as provided for under the Bylaws contribute to share capital dissemination and a greater transparency in the Company’s governance.

Portugal Telecom thus believes that this measure respects the interests of the Company and its shareholders, and also corresponds to their intent expressed in the General Meeting of 2 March 2007 (with no shareholder proposal having been presented since then, however, with a view to changing or removing this situation). In this sense, this limitation should not be considered contrary to, but rather convergent with, the objectives sought by CMVM Recommendation no. I.4.

(c)          CMVM Recommendation no. II.1.1 on the delegation of the daily management of the company

During a large part of the 2014 financial year, the Company was actually compliant with this recommendation to the extent that there existed an Executive Committee with powers delegated by the Board of Directors to take action of a predominantly operational nature. In this way, the Board of Directors had delegated the management in the normal course of the Company to the Executive Committee and retained the duties of supervision and control. For such purpose, the Board of Directors assigned to the Executive Committee all necessary powers, notwithstanding the Board’s power to take on the delegated powers at any time, other than those in respect of the matters listed hereinafter:

•                   Co-opting directors;

•                   Request for the call of General Meetings of shareholders;

•                  Annual reports and accounts to be submitted to the approval of the Annual General Meeting of Shareholders;

•                  Posting bonds and personal guarantees or guarantees in rem by the Company, the authority for which is reserved to the Board of Directors, without prejudice to the provisions of article 15(h) of the Bylaws;

•                   Change of the Company’s registered office;

•                  Projects for spin-off, merger and conversion of the Company, to be proposed to the General Meeting of Shareholders, as well as acquisitions, disposals, mergers, spin-offs and strategic partnership agreements involving companies of the PT Group, where, in such situations, these transactions do not constitute simple internal reorganisations of the PT Group within the framework of the general goals and fundamental principles approved by the General Meeting of Shareholders;

•                   Plans for share capital increases to be proposed to the General Meeting of Shareholders;

•                   Amendments to the Bylaws to be proposed to the General Meeting of Shareholders;

•                  Definition of the general goals and of the fundamental principles of the policies of the PT Group to be submitted for approval at the General Meeting of Shareholders, notably the definition of the sectors of investment and disinvestment, the policy for geographical expansion of its businesses and the strategic options pertaining, inter alia, to the technology to be adopted, network development and service rendering;

•                  Important extensions or reductions in the Company’s business and important modifications to the Company’s organisation;

•                   Business plans, budgets and annual investment plans;

•                  Definition of the amount to be annually proposed to the General Meeting of Shareholders for issuance of bonds or other securities that may be subsequently resolved by the Executive Committee.

However, after the participation of the Company in the Oi Capital Increase that was settled on 5 May 2014, and in view of the current framework of PT SGPS, whose business in the telecom sector is now exercised through its relevant interest in Oi, it was understood that there was no reason for keeping the corporate governance structure that existed until then, notably regarding the delegation of the management in the normal course of the Company to an Executive Committee and the corresponding mechanisms of articulation of such committee with all other directors.

In this way, the Board of Directors resolved to take on, effective as from 1 October 2014, all the powers of the management in the normal course of the Company, and so the Executive Committee ceased its existence in PT SGPS’ corporate governance structure as from such date. Currently, there are certain corporate charges that were, according to a Board resolution, specifically entrusted to certain directors, pursuant to article 407-1 of the Portuguese Companies Code and articles 21-4 and 26 of the Bylaws, as detailed in item 15 of Part I above. This situation is considered transitory, and we expect, following the end of the current term of office (2012-2014 three-year term) and the appointment of new members for PT SGPS’ corporate bodies for the 2015-2017 three-year term of office to take place at the Annual General Meeting of Shareholders to be held in 2015, to resume the management in the normal course delegation model in an Executive Committee or Managing Directors, according to which proves more appropriate for the current size and business of the Company.

(d)         CMVM Recommendation no. II.1.5 on the setting of goals in terms of risk-taking and the creation of systems for their control

The Company understands that CMVM Recommendation no. II.1.5 is not complied with, considering the subscription of the Rio Forte Instruments, commercialized by BES, and the subsequent default as to their reimbursement by the issuer, which led, notably, to the performance of an independent analysis by PwC on the procedures and actions carried out within said framework, as well as all relevant aspects related to treasury applications in entities of the Espírito Santo Group.

However, and as mentioned in Part C.lll hereof, PT SGPS understands that currently, after the implementation of certain changes resulting from a revision of the rules relating to the Company’s internal control and risk management systems — with the aim of not only reformulating said mechanisms in light of the default of reimbursement by Rio Forte, but also suiting them to the new specificities of the Company, after the Oi Capital Increase and the amendments to the Business Combination with Oi, as detailed throughout this report — there are conditions for the Company to consider the CMVM Recommendation 11.1.5 as complied with.

(e)          CMVM Recommendation no. II.1.10 on the appointment of an independent director in case the chairman of the board of directors carries out executive duties

Within the scope of the resolution of the Board of Directors to take on, effective as from 1 October 2014, all the powers of the management in the normal course of the Company, as well as to entrust certain special charges to certain directors, the current Chairman of the Board of Directors was assigned responsibilities within the framework of the assigned special charges. Although the Chairman assumed executive duties as from 1 October 2014 — as well as all the other members of PT SGPS Board of Directors, as a result of the taking on of the management in the normal course powers delegated to the Executive Committee and subsequent termination of duties of the latter — it was considered that, in the current transition stage of the Company’s situation, notably taking into account the end of the current term of office of the corporate bodies on 31 December 2014, it was not advisable to appoint an independent director to coordinate the job of non-executive directors and the conditions for non-executive directors to be able to decide in an independent and informed manner (also considering that the distinction between executive and non-executive directors no longer exists in the Company as a result of the termination of the Executive Committee).

This notwithstanding, the Company believes that the actual follow-up of the matters covered by the charges assigned, and the corresponding reporting to the Board of Directors by the directors entrusted with special charges is a mechanism that is appropriate and sufficient to ensure the goals of this recommendation, since it allows for all members of the Board of Directors — notably those not entrusted with special charges — to decide in an informed manner on the matters submitted to them.

(f)           CMVM Recommendation no. II.3.3 b) on the potential maximum remuneration amount to be included in the statement on the remuneration policy to submit to the General Meeting

Under letters a) and b) of this recommendation, the statement on the remuneration policy of the management and supervisory bodies referred to under article 2 of Law n.° 28/2009, of 19 June, should contain (i) a description and explanation of the criteria for determining the remuneration to be given to the members of the corporate bodies, (ii) information on the maximum possible amount, in individual terms, and maximum possible amount, in aggregate terms, to be paid to the members of the corporate bodies, and (iii) details of the circumstances under which these maximum amounts might fall due.

With this recommendation and, in particular, with the changes which were introduced into the same through a comparison with the CMVM Governance Code approved in January 2010, it is said statement shall explain not only the calculation method and payment conditions, but also a quantification of the agency fees which might possibly have to be borne, on an individual and aggregate basis, relating to the members of the corporate bodies.

PT SGPS believes that the Shareholders, investors and the market in general are in a position, considering the amounts of fixed remuneration disclosed in the 2012 governance report and the limits applicable to the variable remuneration included in the statements on the remuneration policy for the 2012-2014 term of office, both submitted to the General Meeting, to establish a potential maximum amount, on both an individual and aggregate basis.

In fact, the indication of potential amounts for the variable remuneration, when a quantification depending on maximum performance objectives is in question, especially aimed at encouraging the management team, can represent a distorted image of the agency fees on which the Shareholders will resolve, in general, by being separated from the imponderables of the business, sector, markets and particularities of the company and, in particular, regarding the individualized indication, by depending on the evaluation to be performed by the Compensation and the Evaluation Committees, at each moment.

Thus, PT SGPS believes that the provision of the maximum amounts of fixed remuneration of the members of the corporate bodies, together with the provision of the limits and criteria of the variable component (which are established precisely through reference to the fixed remuneration of each executive director), is not only sufficient in itself but also the most suitable means for the Shareholders to become aware of and resolve on the remuneration policy, with the Compensation and Evaluation Committees being responsible for analysing the suitability of the individual remuneration of each member of the management team, thus appearing as a mechanism fully ensuring compliance with the objectives sought by CMVM Recommendation II.3.3 b).

Finally, it should be mentioned that, on 3 September 2014, PT SGPS’ Compensation Committee, under proposal by the Evaluation Committee, and considering notably PT SGPS’ current situation and the changes made to the business combination with Oi, resolved to instruct the Company’s corporate bodies, committees and relevant services not to make any payments in connection with variable remunerations and/or any other form of performance and/or office termination bonus or compensation (other than any fixed remuneration due), even if under past resolutions adopted by the Compensation Committee (notably, amounts pending calculation/allocation and/or deferred), until the Compensation Committee, supported by the Evaluation Committee, would identify and examine the situations in question and resolve as to the same.

(g)         CMVM Recommendation no. V.1 on the company’s businesses with owners of qualified holdings or entities with which they are in any type of relationship pursuant to article 20 of the Portuguese Securities Code being conducted in normal market conditions

As mentioned in item 91 hereof, the Company understands that the subscription of the Rio Forte Instruments described in Note 42 to the consolidated financial statements for the year of 2014 does not allow PT SGPS to consider CMVM Recommendation no. V.1 as complied with in respect of the fiscal year ended on 31 December 2014. In any case, the Company’s internal control and risk management rules and structures have been reformulated, in order to ensure full compliance with this recommendation.

APPENDIX I

Functions performed by members of the management body in other companies

The functions performed by each director in companies other than PT SGPS are as follows:

•                  João de Mello Franco (Chairman of the Board of Directors)

Alternate Member of Board of Directors of Oi, S.A.

Alternate Member of the Board of Directors of Telemar Participaçes, S.A.

Director and Member of the Audit and Control Committee of EDP Renováveis, S.A.

Chairman of the Appointment and Compensation Committee of EDP Renováveis, S.A.

Member of the Committee for Related Party Transactions of EDP Renováveis, S.A.

Director of the broker Villas Boas ACP — Corretores de Seguros, Lda. since 2012

•                  Alfredo José Silva de Oliveira Baptista (Director and Member of the Audit Committee)

Not applicable.

•                  Eurico de Jesus Teles Neto (Director)

Legal Manager of Grupo Oi, S.A.

•                  Fancisco Ravara Cary (Director)

Executive Director of Novo Banco, S.A.

Chairman of the Board of Directors of Banco BEST, S.A.

Chairman of the Board of Directors of Espírito Santo Ventures, Sociedade de Capital de Risco, S.A.

Director of BESI Brasil, S.A.

Director of Banque Espírito Santo et de la Vénétie, S.A.

Director of EMPARK Aparcamientos y Servicios, S.A.

Director of Swan Street Limited (in liquidation)

•                  Fancisco T. Pereira Soares (Director) (1)

Chairman of the Environment Committee of CEEP — Centra Europeu de Empresas com Participação Pública e de Interesse Económico Geral, Brussels Consultant to Parpública, S.A.

(1) Resigned from his duties in PT SGPS on 27 February 2015.

•                  Gerald McGowan (Director)

“Of Counsel” Lukas, Nace, Gutierrez & Sachs

•                  Jorge Telmo Maria Freire Cardoso (Director)

Member of the Board of Directors and CFO of Novo Banco, S.A.

Non-Executive Member of the Board of Directors of Enternext, S.A.

•                  José Guilherme Xavier de Basto (Director and Chairman of the Audit Committee)

Member of the Audit Committee of Millenium BCP, SA since 2011

Member of the Gabinete de Estudos da Ordem dos Técnicos Oficiais de Contas (OTOC)

•                  Luis Pacheco de Melo (Director) (2)

Not applicable.

(2) Resigned from his duties in PT SGPS on 18 March 2015.

•                  Marco Norci Schroeder (Director)

Manager of the International Operation Finance Department of Oi S.A. since July 2014

CFO of PT Portugal SGPS S.A. since August 2014

Manager of Investor Relations of PT Portugal SGPS S.A.

Chairman of the Supervisory Board of Fundação Atlântico de Seguridade Social

•                  Maria Helena Vaz de Carvalho Nazaré (Director) (3)

Chair of European University Association (EUA) since March 2011

Chair of the working group of the EUA on intenationalisation and research

Member of the Institutional Evaluation Group of the EUA since 2004

Member of the Expert Group established by the European Commission for the Development of the European Research Area

Member of the Steering Committee Institutional Evaluation EUA since 2005

(3) Resigned from her duties in PT SGPS on 31 March 2015.

•                  Mário João de Matos Gomes (Director and Member of the Audit Committee)

Chairman of the Supervisory Board of Previsão — Sociedade Gestora de Fundos de Pensões, SA

•                  Milton Almicar Silva Vargas (Director)

Adviser to Helbor Empreendimentos S.A. since April 2013

Member of the Board of Directors of Cielo S.A. since July 2009

Member of the Board of Directors of Monteiro Aranha S.A. since December 2009

Member of CAF — Comité de Aquisições e Fusões

•                  Nuno Rocha dos Santos de Almeida e Vasconcellos (Director)

Chairman of the Board of Directors of Rocha dos Santos Holding, SGPS, S.A.

Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS S.A.

Chairman of the Board of Directors of Ongoing TMT

Chairman of the Board of Directors of Ongoing Media

Chairman of the Board of Directors of Ongoing Energy

Chairman of the Board of Directors of Económica SGPS

Chairman of the Board of Directors of RS Holding, SGPS

Chairman of the Board of Directors of Insight Strategic Investments, SGPS, S.A.

Chairman of the Board of Directors of Ongoing Comuniçõaes — Participações, S.A.

Chairman of the Board of Directors of Heidrick & Struggles

•                  Paulo José Lopes Varela (Director) (4)

Not applicable.

(4) Resigned from his duties in PT SGPS on 16 March 2015.

•                  Rafael Luís Mora Funes (Director)

Member of the Board of Directors of Oi, S.A. since October 2014

Chairman of Webspectator

•                  Rolando António Durão Ferreira de Oliveira (Director)

Vice-Chairman of the Board of Directors of Grupo Controlinveste

Director of Controlinveste, SGPS, S.A.

Director of Sport TV Portugal, S.A.

Director of Olivedesportos - Televisão, Publicidade e Media, S.A.

Director of PPTV - Publicidade de Portugal e Televisão, S.A.

Director of Cosmos - Viagens e Turismo, S.A.

Director of Sportinveste Multimédia, S.A.

Director of Global Notícias Media Group, S.A.

Director of Global Notícias Publicagções, S.A.

Director of Global Notícias - Agênda de Informação e Imagens, S.A.

Director of Rádio Notícias - Produções e Publicidade, S.A.

Member of the Directorate of APDC

•                  Shakhaf Wine (Director)

Chief Executive Officer of Bratel Brasil, S.A.

Chief Executive Officer of Istres Holdings / PTB2, S.A.

Chief Executive Officer of Marnaz Holding, S.A.

Member of the Board of Directors of Oi, S.A.

Member of the Board of Directors of Telemar Participações, S.A.

Professional qualifications and professional activities performed during the last 5 years

João de Mello Franco (Chairman of the Board of Directors)

Portuguese, 68 years old

Co-opted onto Chairman of the Board of Directors in September 2014 | Elected for the first time for the Audit Committee in 2007, and non-executive Director since 1998. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Member of the Corporate Governance Committee since 2005, and Chairman of that same Committee between 2006 and 2009 | Member of the Evaluation Committee since 2008 and Member of the Compensation Committee between 2003 and 2008 | Since 2008, Non-Executive Director of EDP Renováveis, SA, of which he was Chairman of the Audit Committee up to 2014 | Chairman of the Supervisory Board of Sporting Clube de Portugal and of Sporting SAD from 2011 to 2013 | Graduate in Mechanical Engineering by the Instituto Superior Técnico | Additional Training in Strategic Management and High Business Management (PADE).

Alfredo José Silva de Oliveira Baptista (Director and Member of the Audit Committee)

Portuguese, 63 years old

Co-opted onto Member of the Audit Committee in November 2014 | Elected as Director for the first time in 2011. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Member of the Executive Committee of Portugal Telecom, SGPS S.A. from 2011 to September 2014 | Director of PT Portugal, SGPS S.A. from 2009 to 2014 | Director of PT Comunicações from 2004 to 2014 | Director of TMN from 2008 to 2014 | Director of Portugal Telecom Data Center, S.A. from 2011 to 2014 | Chairman of the Board of Directors da PT Sistemas de Informação, S.A. from 2012 to 2014 | Director of PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, S.A. from 2006 to 2011 | Director of PT Sistemas de Informação in 2003 | Chief Executive Officer of PT Prime, S.A. from 2000 to 2002 | Vice-Chairman of PT Prime, S.A. from 1999 to 2000 | General Manager of Negócios Empresariais from 1996 to 1999 | Director of PT Intemacional from 1996 to 1997 | Director of Portugal Telecom, S.A. from 1994 to 1996 | Graduate in Electrotechnical Engineering and Telecommunications by the Instituto Superior Técnico.

Eurico de Jesus Teles Neto (Director)

Brazilian, 58 years old

Elected as Director for the first time in 2014 | Attorney at the Tribunal de Justiça Desportiva in Rio de Janeiro from 2010 to 2012 | Graduate in Law and Economic Sciences by Universidade Católica de Salvador.

Francisco Ravara Cary (Director)

Portuguese, 49 years old

Elected as Director for the first time in September 2014 | Non-Executive Member of the Board of Directors of Espírito Santo Investimentos, S.A. (Brazil) from April 2014 to January 2015 | Vice-Chief Executive Officer of the Board of Directors of BES Investimento, S.A. (BESI) up to 2015 | Non-Executive Chairman of the Board of Directors of Espírito Santo Capital — SCR, S.A. up to 2015 | Non-Executive Member of the Board of Directors of BESI UK Limited up to 2015 | Non-Executive Member of the Board of Directors of Coporgest — Companhia Portuguesa de Gestão e

Desenvolvimento Imobiliário, S.A. | Member of the Supervisory Board of Casa da América Latina up to 2015 | Chairman of the Board of Directors of ESSI, SGPS, S.A. up to 2014 | Chairman of the Board of Directors of ESSI Investimentos, SGPS, S.A. up to 2014 | Non-Executive Chairman of SES IBERIA PRIVATE EQUITY, S.A. from June 2004 to 2014 | Non-Executive Member of the Board of Directors of 2b Capital, S.A. (Brazil) from September 2010 to 2014 | Non-Executive Member of the Board of Directors of Emparque — Empreendimentos e Exportação Parqueamentos, S.A. from 2009 to 2014 | Non-Executive Member of the Board of Directors of DORNIER, S.A. (Spain) from 2009 to 2014 | Non-Executive Member of the Supervisory Board of Sparex Developpement (France) from 2006 to September 2014 | Non-Executive Member of the Board of Directors of BRB Internacional, S.A. from March 2007 to February 2014 | Non-Executive Member of the Board of Directors of Screen Veintiuno, S.A. from January 2007 to February 2014 | Non-Executive Member of the Board of Directors of Apolo Films, S.L. from July 2007 to December 2013 | Non-Executive Member of the Board of Directors of Pro Sport Comercializaciones Deportivas, S.A. from January 2007 to June 2012 | Chairman of the Board of Directors of ESSI Comunicações, SGPS, S.A. up to 2014 | Non-Executive Member of the Board of Directors of Fomentinvest, SGPS, S.A. from September 2006 to January 2014 | Non-Executive Memberof the Supervisory Board of Financière Mandel from October 2007 to June 2014 | Graduate in Business Administration and Management by Universidade Católica Portuguesa (1982-1988) | MBA Insead (Fontainebleau, France, 1993).

Francisco T. Pereira Soares (Director)

Portuguese, 65 years old

Resigned from his duties in PT SGPS on 27 February 2015 | Elected as Director of Portugal Telecom, SGPS S.A. for the first time in 2006. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Director of Gadsa — Arquivo e Depósito, S.A. from October 2006 to October 2008 | Economic Consultant at the Civil House of the President of the Republic of Portugal, from 2001 to 2006 | Chief Executive Officer of API Capital, Sociedade de Capital de Risco, S.A. from January 2003 to October 2004 | Chairman of the Board of Directors of API Capital, Sociedade de Capital de Risco, S.A. from May 2004 to January 2005 | Director of NAER -Novo Aeroporto, SA from 2001 to 2002 | Director and Chief Executive Officer of I.P.E. — Tecnologias de Informação, SGPS S.A. from 2000 to 2001 | Executive Director of I.P.E. — Investimentos e Participaçãs Empresariais, SA from 1996 to 2000 | Chairman of the Board of Directors of I.P.E. Capital, Sociedade de Capital de Risco, SA from 1996 to 2000 | Member of the Board of Ambelis — Agenda para a Modernização Económica de Lisboa, SA from 1994 to 1996 | Graduate in Economics by the ISCEF (Universidade Técnica de Lisboa), 1972 | Master of Science in Management by Arthur D. Little Management Education Institute, Cambridge Massachusetts, USA (1979) | Master in Public Administration by Harvard University, John F. Kennedy School of Government, Cambridge Massachusetts, USA (1981).

Gerald McGowan (Director)

North-American, 68 years old

Elected as Director for the first time in 2003. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Member of the Board of Directors of Virginia Center for Innovative Technology from 2004 to 2007 | United States Ambassador to Portugal from 1998 to 2001 | Member of the Board of Directors of “Overseas Private Investment Corporation” (OPIC) from 1996 to 1997 | Member of the Board of Directors of Virginia Port Authority from 2002 to 2003 | Member of the Board of Directors of Cellular Telecomunications Industry Association from 1992 to 1994 | Graduate in Law by the Georgetown University Law Center (J.D. 1974) and Georgetown University (B.S.B.A. 1968).

Jorge Telmo Maria Freire Cardoso (Director)

Portuguese, 43 years old

Elected as Director for the first time in November 2014 | Member of the Board of Directors and Member of the Executive Committee of Caixa Geral de Depósitos, S.A. from July 2013 to September 2014 | Non-Executive Chairman of the Board of Directors of Caixa — Banco de Investimento, S.A. from August 2013 to September 2014 | Non-Executive Chairman of the Board of Directors of Caixa Capital — Sociedade de Capital de Risco, S.A. from March 2014 to September 2014 | Non-Executive Chairman of the Board of Directors of Caixa Desenvolvimento, SGPS, S.A. from March 2014 to September 2014 | Non-Executive Chairman of the Board of Directors of CGD Investimentos Corretora de Valores e Câmbio, S.A. from May 2012 to April 2014 | Non-Executive Chairman of the Board of Directors da Wolfpart, SGPS, S.A. from November 2013 to September 2014 | Non-Executive Vice Chairman of the Board of Directors of Banco Caixa Geral — Brasil, S.A. from September 2013 to September 2014 | Non-Executive Vice Chairman of the Board of Directors of Banco Caixa Totta Angola, S.A. from April 2014 to September 2014 | Non-Executive Vice Chairman of the Board of Directors do Banco Nacional de Investimento, S.A. from May 2012 to December 2012 | Non-Executive Member of the Board of Directors of Caixa Seguros e Saúde, SGPS, S.A. from August 2013 to September 2014 | Non-Executive Member of the Board of Directors of Gerbanca, SGPS, S.A. from August 2013 to September 2014 | Non-Executive Member of the Board of Directors of Partang, SGPS, SA from September 2013 to September 2014 | Non-Executive Member of the Board of Directors of Visabeira from April 2014 to September 2014 | Chief Executive Officer of Caixa — Banco de Investimento, S.A. from May 2011 to August 2013 | Member of the Board of Directors of Caixa — Banco de Investimento, S.A. from March 2008 to May 2011 | Non-Executive Member of the Board of Directors of ZON Multimédia — Serviços de Telecomunicaçõs e Multimédia, SGPS, S.A. from January 2008 to July 2012 | Non-Executive Member of the Board of Directors of Empark Portugal — Empreendimentos e Exploração de Parqueamentos, S.A. from February 2010 to June 2012 | Non-Executive Member of the Board of Directors da Dornier, S.A. from February 2010 to July 2012 | Manager of CaixaBI Brasil — Serviços de Assessoria Financeira Ltda. from May 2012 to November 2013 | Graduate in Economics by Universidade Nova de Lisboa | MBA Insead.

José Xavierde Basto (Director and Chairman of the Audit Committee)

Portuguese, 76 years old

Appointed as Chairman of the Audit Committee in November 2014 | Elected as Director for the first time in 2007. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Tax Consultant | Retired lecturer at the Faculty of Economics of the University of Coimbra | Graduate in Law by University of Coimbra (1960). Complementary Course in Political and Economic Sciences (1961).

Luís Pacheco de Melo (Director)

Portuguese, 48 years old

Resigned from his duties in PT SGPS on 18 March 2015 | Elected for the first time as member of the Board of Directors and Executive Committee in 2006. Former term of office ended on 31 December 2011 and was re-elected in 2012, and remained a member of the Executive Committee up to September 2014 | Chairman of the Board of Directors of PT SGPS Centro Corporativo, S.A. from 2006 to 2014 | Chairman of the Board of Directors da PT PRO, Serviços Administrativos e de Gestão Partilhados S.A. from 2003 to 2014 | Chairman of the Board of Directors of Portugal Telecom Imobiliária, S.A. from March 2012 to January 2014 | Chairman of

the Board of Directors of PT Prestações — Mandatária de Aquisições de Gestão de Bens, S.A. from 2009 to 2014 | Chairman of the Board of Directors of Previsão — Sociedade Gestora de Fundos de Pensões, S.A. from May 2009 to July 2014 | Chairman of the Board of Directors of PT Ventures, SGPS S.A. from 2008 to July 2014 | Chairman of the Board of Directors of Portugal Telecom — Associação de Cuidados de Saúde from May 2007 to July 2014 | Chairman of the Board of Directors of PT Pay, S.A. from March 2013 to July 2014 | Chairman of the Board of Directors of TPT — Telecomunicações Públicas de Timor, S.A. from March 2012 to July 2014 | Chairman of the Board of Directors of Timor Telecom, S.A. from March 2012 to July 2014 | Vice Chairman of the Board of Directors of PT Portugal, SGPS S.A. from June 2013 to July 2014 | Vice Chairman of the Board of Directors of PT Comunicações, S.A. from June 2013 to July 2014 | Vice Chairman of the Board of Directors of TMN — Telecomunicações Móveis Nacionais, S.A. from June 2013 to July 2014 | Vice Chairman of the Board of Directors of PT Móveis — Servicos de Telecomunicações, SGPS S.A from July 2008 to July 2014 | Vice Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais, Consultoria Internacional, S.A. from November 2008 to July 2014 | Vice Chairman of the Board of Directors of PT Participações, S.A. from November 2008 to July 2014 | Director of Portugal Telecom Data Center, S.A. from October 2011 to January 2014 | Director of PT Blueclip — Serviços de Gestão, S.A. from March 2012 to July 2014 | Director of Africatel Holdings B.V. from March 2007 to July 2014 | Director of Elta — Empresa de Listas Telefónicas de Angola, Lda. From March 2012 to July 2014 | Director of Unitel, S.A. from March 2012 to July 2014 | Director of Oi, S.A. from April 2014 to August 2014 | Chairman of the Board of Directors of CST — Companhia Santomense de Telecomunicações, S.A.R.L from March 2011 to October 2013 | Chairman of the Board of Directors of PT Compras — Serviços de Consultoria e Negociação, S.A. from April 2008 to April 2013 | Director of Tele Norte Leste Participações, S.A. from April 2011 to February 2012 | Member of the Board of Directors of UOL, S.A. from April 2010 to January 2011 | Chairman of the Board of Directors of PT Contact — Telemarketing e Serviços de Informação, S.A. from July 2008 to March 2009 | Member of the Board of Directors of Telemig Celular, S.A. from August 2008 to July 2010 | Member of the Board of Directors of Telemig Celular Participacoes, S.A. from August 2008 to November 2009 | Member of the Board of Directors of Vivo Participações, S.A. from July 2006 to July 2010 | Member of the Board of Directors of Brasilcel from July 2006 to July 2010 | Executive Director of PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS S.A. from June 2002 to April 2006 | Chairman of the Board of Directors of Cabo TV Açoreana, S.A. from December 2004 to October 2007 | Central Manager and Invited Member of the Executive Committee of BES Investimento from 1998 to 2002 | Associate and manager of UBS Warburg from 1994 to 1998 | Graduate in Civil Engineering by Instituto Superior Técnico with an MBA by IESE Barcelona.

Marco Norci Schroeder (Director)

Brazilian, 50 years old

Elected as Director for the first time in 2014 | Manager of the Controladoria of Oi/Telemar from January 2002 to April 2011 | CFO and Manager for Investor Relations of Contax from April 2011 to October 2013 | Graduate in Economics by UFRGS (Universidade Federal do Rio Grande do Sul) and specialised in General Management Program by HBS (Harvard Business School).

Maria Helena Vaz de Carvalho Nazaré (Director)

Portuguese, 65 years old

Resigned from her duties in PT SGPS on 31 March 2015 | Elected as Director for the first time in 2009. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Chair of the Advisory Board of Fundação Galp Energia from 2010 to 2013 | Chair of the Portuguese Physics Society from 2010 to 2013 | Chair of the Specialised Committee for the Research and Transfer of Knowledge of the Council of Portuguese Universities’ Principals from 2009 to 2013 | Chair of Fundação João Jacinto de Magalhães up to 2013 | Member of the Executive Board of Fundação das Universidades Portuguesas up to 2013 | Vice President of the European University Association (EUA) from 2009 to 2011 | Principal of the University of Aveiro from January 2002 to February 2010 | Chair of the Coordination Committee of the Institutional Evaluation Programme of the European University Association from 2007 to 2009 | Chair of the College of Health Sciences of the University of Aveiro from June 2000 to January 2002 | Member of the Board of Directors of Administração do Porto de Aveiro, S.A. from 1999 to 2000 | Chair of the Columbus Association: Network of European and Latin American Universities | Coordinator of the University research unit “Física de Semicondutores em Camadas, Optoeletrónica e Sistemas Desordenados” from 1996 to 1999 | Vice Principal of University of Aveiro from 1991 to 1998 | Chair of the Research Institute of the University of Aveiro from 1995 to 1998 | Chair of the Executive Board of Fundação João Jacinto de Magalhães from 1993 to 1998 | Member of the Coordination Committee of the International Conference of Defects in Semiconductors in 1997 | Vice-Chair of the University of Aveiro Scientific Board from 1990 to 1991 | Chair of the governing board of the Department of Physics from 1978 to 1980 and from 1986 to 1988 | Graduate in Physics by the Universidade de Lisboa in 1972 | Doctor of Philosophy: Solid State Physics, Wheatstone Physics Laboratory, by King’s College London, University of London, in 1978 | PhD in Physics — speciality of solid state physics, University of Aveiro in 1979 | “Agregação” in Physics — University of Aveiro in 1987.

Mário João de Matos Gomes (Director and Member of the Audit Committee)

Portuguese, 67 years old

Elected as Director for the first time in 2009. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Since 1971, and for approximately twelve years following his graduation/completing his degree, he worked in one of the biggest international auditing and management consulting firms (ARTHUR ANDERSEN & CO.), where he coordinated the audit and tax consulting department | Since January 1983 and for about four years, he worked as Permanent Consultant — Advisor to the Board of Directors of an important metal-electromechanical engineering company, particularly in issues relating to the improvement of its management information systems and operations control | From January 1974 to March 2009 he was Auditor of several industrial, commercial and service companies of a relevant dimension and importance either at a national or an international level and acquired experience in the performance of these activities in a public institute, as well as in the telecommunications, insurance, banking and capital market sectors | He currently takes part in the Registration Committee of the Association of Chartered Certified Accountants (OROC), with which he has also collaborated, as a Controller-Rapporteur, in the implementation of Quality Control Programmes in respect to the work of auditors and chartered accountant | In the OROC, he has participated for several years in the Internship Professional Training Committees, and he has also held the position of Chairman of the Technical Committee on Insurance Companies, with a relevant intervention in the drafting of Auditing Guideline 830 — Review of Financial and Statistical Elements of Insurance Companies and Pension Funds Management Companies | Between mid-1985 and 2001, he worked as Assistente Convidado in the ISEG, where he lectured Auditing | He prepared an Auditing Manual and Course within both his academic activities and trainings he performed for clients and other interested people. Upon by the

Technical and Training Committee of OROC, he also conducted several trainings both for the preparation of candidates for their admission to the OROC and for the update of already registered members OROC | Graduate in Finance by ISEG (1971).

Milton Almicar Silva Vargas (Director)

Brazilian, 58 years old

Elected as Director for the first time in 2009. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Effective member of the Board of Directors of Fleury S.A. from July 2009 to April 2013 | Effective member of the Board of Directors of Banco Espírito Santo (BES) — Portugal from July 2012 to April 2013 | Member of the Board of Directors of CPMBráxis from July 2009 to July 2012 | Graduate in Business Administration by UNIFIEO — Centro Universitário FIEO, Osasco.

Nuno Rocha dos Santos de Almeida e Vasconcellos (Director)

Portuguese, 50 years old

Elected as Director for the first time in 2006. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Chairman of the Board of Directors of Rocksun, SA from 2008 to 2012 | Member of the General Council of ISCTE from 2009 to 2011 | Member of the Board of Automóvel Clube de Portugal from 2007 to 2011 | Managing Partner in Portugal for consulting field of Heidrick & Struggles from 1995 to 2006 | Member of the Compensation Committee of a banking entity up to 2007 | Manager of Andersen Consulting (currently Accenture) from 1987 to 1995 | Graduate in Business Administration by the Curry College, Boston.

Paulo José Lopes Varela (Director)

Portuguese, 46 years old

Resigned from his duties in PT SGPS on 16 March 2015 | Elected as Director for the first time in 2009. Former term of office ended on 31 December 2011 and was re-elected in 2012 | He was an executive at Grupo Visabeira — where he started performing his duties in 1992, in Portugal —, and he lived between 1995 and 2006 in Mozambique and Angola, where, in his capacity as Chairman of the Board of Directors of Visabeira Moçambique and Visabeira Angola, he was responsible for the institutional representation of the Group, general coordination of the activities of the Grupo Visabeira’s subsidiaries in such countries, representation of the shareholder Grupo Visabeira in the management bodies of its subsidiaries and planning and strategy definition of the Group’s businesses, including its integrated financial management | In 2002, he was appointed Vice Chairman of Grupo Visabeira, SGPS, S.A. | In 2008, he was appointed Chairman of the Board of Directors of Visabeira Global SGPS S.A. | In November 2009, he was appointed Chairman of the Board of Directors of Vista Alegre Atlantis, S.A. | In October 2014, he terminated all his duties at Grupo Visabeira and its subsidiaries | Graduate in Law by the Faculdade de Direito, Universidade de Coimbra, with several post-graduations in Management and Business Administration.

Rafael Luís Mora Funes (Director)

Spanish, 49 years old

Elected as Director for the first time in 2007. Former term of office ended on 31 December 2011 and was re-elected in 2012 | Vice Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS S.A., Vice CEO of Ongoing Strategy Investments, SGPS S.A., Chairman of

the Board of Directors of Realtime Corp., Chairman of the Board of Directors of IBT Internet Business Technologies and Member of the Board of Directors of RS Holding SGPS up to February 2015 | Graduate in Economics and Management by Malaga University.

Rolando António Durão Ferreira de Oliveira (Director)

Portuguese, 44 years old

Elected as Director for the first time in 2014 | Attended the Management course of Instituto Superior de Economia e Gestão (ISEG) — Universidade Técnica de Lisboa.

Shakhaf Wine (Director)

Brazilian, 45 years old

Elected as Director for the first time in 2009. Former term of office ended on 31 December 2011 and was re-elected in 2012, and remained a member of the Executive Committee up to September 2014 | Chief Executive Officer and Chairman of the Board of Directors of Portugal Telecom Brasil S.A. up to 2014 | Chief Executive Officer of PT Multimédia.com Brasil Ltda. up to 2014 | Member of the Managing Board of CTX Participações, S.A. up to 2014 | Member of the Board of Directors of Contax Participações, S.A. up to 2014 | Member of the Board of Directors of Tele Norte Leste Participações, SA from April 2011 to February 2012 | Vice Chairman of the Board of Brasilcel N.V., Chairman of the Control Committee of Brasilcel N.V. and Vice Chairman of the Board of Directors of Vivo Participações S.A. up to September 2010 | Member of the Board of Directors of Universo Online S.A. up to January 2011 | Chairman of the Board of Directors of Mobitel, S.A. up to June 2011 | Member of the Board of Directors of PT Investimentos Internacionais — Consultoria Internacional, S.A. from May 2006 to March 2009 | Member of the Board of Directors of PT Participações, SGPS S.A. from March 2008 to March 2009 | Member of the Board of Directors of PT Móveis — Serviços de Telecomunicações, SGPS S.A. from May 2006 to March 2009 | Member of the Board of Directors of PT Ventures, SGPS S.A. from May 2006 to March 2009 | Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from March 2004 to October 2006 | Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. from March 2004 to February 2006 | Member of the Board of Directors of Tele Leste Participações S.A. from July 2005 to February 2006 | Member of the Board of Directors of Celular CRT Participações S.A. from March 2004 to February 2006 | Member of the Board of Directors of Banco1.net S.A. from April 2003 to July 2004 | Member of the Board of Directors of PT Multimédia.com Participações Ltda. from April 2005 to November 2007 | Manager of Investment Banking and responsible for the European corporate clients in the global telecommunications group of Merrill Lynch International between 1998 and 2003 | Senior Associate Director in the department of Latin America and Telecommunications Groups of Deutsche Morgan Grenfell between 1993 and 1998 | Interbank exchange trader and dealer of the Banco Central do Brasil at Banco Icatu between 1991 and 1993 | Graduate in Economics by PUC, Pontifícia Universidade Católica of Rio de Janeiro.

CV data of the members of the Compensation Committee

Álvaro João Duarte Pinto Correia (Chairman of the Compensation Committee)

Member of the Compensation Committee since 2007.

Graduate in Civil Engineering by Instituto Superior Técnico, where he was an assistant professor.

Engineer at Sonefe in Portugal and Angola (Cambambe Dam); State Secretary for Civil Construction and Housing and Urban Planning; Manager at Caixa Geral de Depósitos; Chairman of Banco Totta & Açores and Companhia de Seguros Fidelidade; Chair of the Negotiation Committee for the Debt of Angola; Director of Hidroeléctrica de Cahora Bassa.

Chairman of Fundação Cidade de Lisboa since July 2000 | Chairman of the Inspection Board of Instituto de Seguros de Portugal (ISP) since December 2004 | Chairman of the Supervisory Board of Centro Português de Fundações since March 2010 | Chairman of the Supervisory Board of Montepio Geral since January 2013 | Member of Portuguese Honour Orders: Comendador da Ordem de Mérito Industrial and Grande Oficial da Ordem do Infante D.Henrique.

Francisco Esteves de Carvalho (Member of the Compensation Committee)

Member of the Compensation Committee since 2007.

Graduate in Management and Finance (1966/67) — ISCEF — Lisbon, Portugal. MBA — School of Management/ University of Rochester — Rochester, United States.

Member of the Board of Directors of Caixa Seguros, SGPS, S.A. from December 2004 to September 2011 | Member of the Board of Directors of Companhia de Seguros Fidelidade, S.A. from December 2004 to March 2007 | State Secretary for Treasury and Finance of the XV Government of the Portuguese Republic from April 2003 to July 2004 | President of the Instituto Nacional de Habitação from May 2002 to April 2003 | Central Manager of Banca Institucional — Banco BPI, S.A. from October 1995 to May 2002 | State Secretary for Treasury and Finance of the XII Government of the Portuguese Republic from December 1993 to October 1995 | Member of the Board of Directors of Banco Borges & Irmão from August 1992 to December 1993 | Member of the Board of Directors of Banco de Fomento e Exterior from August 1982 to December 1993 | Member of the Board of Directors of Fundo EFTA from August 1982 to December 1993 | Chairman of EUROLEASING — Sociedade Portuguesa de Locação Financeira, S.A., on behalf of Banco de Fomento e Exterior, from August 1982 to December 1993 | Chairman of EUROVALOR — Sociedade Gestora de Fundos de Investimento, S.A., on behalf of Banco de Fomento e Exterior, from August 1982 to December 1993 | Chairman of EUROLOCAÇÃO — Aluguer de Automóveis, S.A., on behalf of Banco de Fomento e Exterior, from August 1982 to December 1993 | Vice Chairman of SEFIS — Sociedade Europeia de Financiamento e Serviços, S.A., on behalf of Banco de Fomento e Exterior, from August 1982 to December 1993 | Member of the Board of Directors of IPE — Investimento e Participações Empresariais, S.A., on behalf of Banco de Fomento e Exterior, from August 1982 to December 1993 | Member of the Board of Directors of PROMINDUSTRIA — Sociedade Portuguesa de Capital de Risco, on behalf of Banco de Fomento e Exterior, from August 1982 to December 1993 | Member of the Board of Directors of UNICRE — Instituição Financeira de Crédito, S.A., on behalf of Banco de Fomento e Exterior, from August 1982 to December 1993 | Member of the Board of Directors of SIBS — Sociedade Interbancária de Serviços, S.A., on behalf of Banco de Fomento e Exterior, from August 1982 to

December 1993 | Financial Manager of FISIPE — Fibras Sintéticas de Portugal, SARL from September 1973 to August 1982.

Francisco Barros Lacerda (Member of the Compensation Committee)

Member of the Compensation Committee since 2009 (suspended his office between August 2012 and March 2014).

Graduate in Business Administration and Management, Universidade Católica Portuguesa (1982).

Chairman and CEO of CTT — Correios de Portugal since August 2012. All along 25 years up to 2008, he held various positions in investment, corporate and retail banking, including CEO of Banco Mello and Executive Member of the Board of Directors of Millennium BCP, a Portuguese listed bank with relevant operations in Central and Eastern Europe, for which he was responsible, upon which he performed duties in also listed Portuguese organisations, such as CEO of Cimpor — Cimentos de Portugal SGPS, S.A., an international cement group operating in 12 countries and one of 5 largest companies on the NYSE Euronext Lisbon securitiesmarket, and Non-Executive Director and Member of the Audit Committee of EDP Renováveis, the third largest renewable energy company in the world.

Chairman of CTT Expresso - Servicos Postais e Logística, S.A. since 2014 | Chairman of Tourline Express Mensajería, S.L.U. since 2014 | Non-Executive Director of Norfin — Portuguese Property Group, S.A. from May to October 2014 | Chairman and CEO of CTT - Correios de Portugal, S.A. since 2012 | CEO of Cimpor — Cimentos de Portugal SGPS, S.A. from 2010 to 2012 | Chairman of Cimpor Inversiones, S.A. from 2010 to 2012 | Chairman of Sociedade de Investimento Cimpor Macau, S.A. from 2010 to 2012 | Non-Executive Director of EDP Renováveis, S.A. from 2008 to 2012 and Member of the Audit Committee from 2008 to 2011 | Managing Partner of Deal Winds - Sociedade Unipessoal, Lda. from 2008 to 2012 | Director of Mague — SGPS, S.A. from 2008 to 2010 | Member of the Directorate of AEM - Associação de Empresas Emitentes de Valores Cotados em Mercado since 2014 | Chairman of the Board of the General Meeting of Shareholders of Correio Expresso de Moçambique, S.A. since 2013 | Member of the Advisory Board of Nova School of Business & Economics since 2011 | Member of the Advisory Board of the Finance Master of Católica Lisbon School of Business & Economics since 2006 | Member of the General Council of Clube Naval de Cascais since 2006.

António Sarmento Gomes Mota (Member of the Compensation Committee)

Member of the Compensation Committee since 2013.

Graduate in Business Organisation and Management, ISCTE - Instituto Universitário de Lisboa (1981). MBA, Universidade Nova de Lisboa (1984). Doctor in Business Management, ISCTE (2000).

He has a corporate career of over 20 years in management positions in the banking, consulting and financial services fields. He was Director of ISCTE Business School from 2003 to 2012 and President of INDEG/ISCTE from 2005 to 2012. He is a Professor at ISCTE Business School since 2005 and MBA invited Professor of Nova/Católica de Lisboa since 2013. He has a large experience as consultant in the areas of strategy, corporate assessment and risk management for Portuguese and international corporations. He is the author of various reference works in the financial field. He has held leadership positions in various Boards of Directors and Supervisory Boards in Portuguese listed corporations.

Vice Chairman of the Board of Directors of CTT, S.A. and Chairman of the Audit and Corporate Governance, Evaluations and Appontments Committees since 2014 | Vice Chairman of the Board of Directors (non-executive) of Soares da Costa Construção SGPS, S.A. since 2014 | Chairman of the Board of Directors (non-executive) of Soares da Costa Investimentos, SGPS, S.A. since 2013 | Vice President of the Instituto Português de Corporate Governance since 2010 | Member of the General and Supervisory Council and Audit Committee and (since 2012) Performance and Competition Committee of EDP - Energias de Portugal, S.A. since 2009 | Member of the Board of Directors and Chairman of the Appointments and Remunerations Committee of CIMPOR — Cimentos de Portugal SGPS, S.A. from 2009 to 2012.

APPENDIX II

United States rules applicable to PT SGPS, as a Foreign Private Issuer

As a foreign private issuer registered with SEC, PT SGPS is subject to the following set of mandatory corporate governance rules, which are fully complied with by PT SGPS:

•                  The following provisions of the Sarbanes-Oxley Act of 2002 (“SOX”)(2), as well as the rules approved by SEC implementing such provisions(3) (both SOX and SEC rules and regulations are fully complied with by PT SGPS):

Sarbanes-Oxley Act

Sections 201 and 202	Prohibition of rendering of certain non-audit services by auditors and prior approval of audit services.
Section 203	Rotation of the audit partner.
Section 204	Auditor’s report to the audit committee.
Section 206

Prohibition on engaging as auditor any firm for which certain of the issuer’s officers (CEO, Controller, CFO, Chief Accounting Officer or any person otherwise in a financial reporting oversight role with the issuer) was an employee and participated in the issuer’s audit in the preceding year.

Section 301	Standards relating to audit committees (including independence).
Section 302 and 906	Certification of Form 20-F by the CEO and CFO.
Section 303	Prohibition of exercising improper influence on audits by directors and officers or any other person acting under their direction.
Section 304	CEO and CFO disgorgement of incentive compensation following restatement of financial reports.
Section 306	Prohibition of certain transactions by insiders during certain blackout periods.
Section 307	Professional liability and reporting duties by the issuer’s attorneys regarding potential breaches of securities laws and fiduciary duties.
Section 402	Prohibition on issuer loans to directors and executive officers.
Section 406	Disclosure of whether or not the issuer has a code of ethics (and if not, why not) and of any amendments or waivers to said code of ethics.
Section 407	Disclosure of whether the issuer has an audit committee financial expert (and if not, why not).

(2) Available at http://www.sec.gov/about/laws/soa2002.pdf.

(3) Available at http://www.sec.gov.

•                  Up to 30 March 2015(4), the Company was subject to the following additional rules provided for in Section 303A on Corporate Governance Standards of the NYSE Listed Company Manual (“the Manual”)(5), which are fully complied with by PT SGPS:

Section 303A

Mandatory rules

Listed foreign private issuers are permitted to follow home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12 (b) and (c).

Section 303A.06	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (“Rule 10A-3”).
Section 303A. 11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.
Section 303A.12(b)	The CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with the applicable rules set forth in Section 303A.
Section 303A. 12(c)

The listed company is required to submit to the NYSE an executed annual Written Affirmation, as well as an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

•                  Pursuant to Section 301 of SOX and of Section 303A.06 of the Manual, PT SGPS shall comply with Rule 10A-3, Listing standards relating to audit committees approved by SEC(6), as an issuer of ADSs admitted to trading on NYSE. Since the withdrawal of its ADSs from trading on NYSE, the Company is no longer subject to the provisions of Rule 10A-3, Listing standards relating to audit committees.

•                  In this context, the Company has established an audit committee in full compliance with the following provisions set forth in Rule 10A-3 (opting out of the exemptions foreseen therein for foreign private issuers):

Rule 10A-3	Standards applicable to the audit committee
Paragraph (b)(1)(i)	Each of the audit committee members shall be independent and comprise the issuer’s board of directors.
Paragraph (b)(1)(ii)	In order to be deemed as independent, the audit committee member shall not, unless in his/her capacity as a member of the audit committee, of the board of directors or of any other board committee:

(4) On 9 March 2015, the Company served notice that the Board of Directors had approved the withdrawal of PT SGPS’ ADSs from trading on NYSE. The last day of trading of PT SGPS’ ADSs on NYSE was 27 March 2015. Since 30 March 2015, the date of effective withdrawal of the ADSs on NYSE, the Company ceased to be subject to the rules set out in the NYSE Manual.

(5) Available at: http://nysemanual.nyse.com/lcm/.

(6) Available at: http://www.ecfr.gov/cgi-bin/text-idx?c=ecfr&SID=e891245b9c0e3dea7691375ca8882ab6&rgn=div8&view=text&node=17:3.0.1.1.1.1.67.107&idno=17.

Rule 10A-3	Standards applicable to the audit committee

(a)         Accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, unless otherwise provided in the exceptional situations foreseen in this Rule; or

(b)         Be an affiliated person, as defined in this Rule, of the issuer or any subsidiary thereof.

Paragraphs (b)(2) and(3)

The audit committee is directly responsible for:

(a)         The appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, and each such registered public accounting firm must report directly to the audit committee;

(b)         Establishing procedures for the (i) receipt, retention, and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (ii) confidential and anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

Paragraphs (b)(4) and (5)	Autonomy in the engagement of advisors and the provision of funding to the audit committee.

APPENDIX III

Statement of the Compensation Committee on the Remuneration Policy for the members of the management and supervisory bodies of Portugal Telecom, SGPS SA in force during the 2014 financial year

Whereas:

1.              Under Law no. 28/2009 of 19 June 2009 (“Law on Remunerations”), the management body or the remuneration committee, when there is one, of companies with securities admitted to trading on a regulated market (“Listed Companies”) shall annually submit a statement on the remuneration policy of the members of the management and supervisory bodies to the approval of the General Meeting;

2.              In its turn, CMVM Recommendation no. II.3.3 of the Corporate Governance Code approved by the Portuguese Securities Market Commission in 2013 (“CMVM Recommendations”) and Recommendation V.2.2 set out in the Corporate Governance Code approved by the Instituto Português de Corporate Governance in 2014 (“IPCG Recommendations”) recommend the submission of a statement on the remuneration policy of the management and supervisory bodies to the Annual General Meeting of Shareholders for its consideration, together with a set of additional elements;

3.              As a structure aiming to provide technical support to the Compensation Committee, the Evaluation Committee of the Board of Directors of PT SGPS is responsible for providing and presenting its opinion to the Compensation Committee on the annual statement on the remuneration policy;

4.              The current statement was prepared by the Compensation Committee elected at the General Meeting of shareholders held on 27 April 2012 and describes the remuneration policy of the members of PT SGPS corporate bodies applicable to the 2012-2014 term of office.

Pursuant to the Law on Remunerations, to CMVM Recommendation no. II.3.3 and to IPCG Recommendation V.2.2, the Compensation Committee of PT SGPS hereby submits to the approval of the Annual General Meeting of Shareholders the following statement on the remuneration policy of the management and supervisory bodies applicable to the 2012-2014 term of office, which includes the following models drawn up and implemented in line with the best national and international practices:

I.                Remuneration policy of non-executive Directors, including the members of the Audit Committee:

The compensation of non-executive members of the Board of Directors, including the members of the Audit Committee, is determined on the basis of a fixed model of an annual compensation established by the Compensation Committee (to be paid 14 times/year), without attendance tickets. Such compensation is aligned with the average compensation earned by non-executive directors of PSI-20 companies, according to the benchmarking study prepared by an independent entity and taken into consideration by the Compensation Committee.

This fixed compensation takes into account the fact that some Directors also perform functions in certain internal committees assisting the Board of Directors in its supervisory functions, as well as the performance of own powers not subject to delegation. In particular, the members who are part of one or more than one internal committee receive a supplement as compared to the remuneration of a non-executive Member of the Board of Directors.

Similarly, this fixed remuneration considers the performance of functions as a member of the supervisory body, in particular, as Chairman or as financial expert Member of the Audit Committee, taking into consideration that the discharge of functions in this corporate body implies the compliance with both the Portuguese rules and the mandatory rules applicable to the Company as foreign private issuer with securities admitted to trading in the New York Stock Exchange (“NYSE”), notably those set forth in the Sarbanes-Oxley Act and the regulations of the Securities and Exchange Commission and of the NYSE.

During 2014, and according to the remuneration policy approved for the current term of office, the fixed remunerations to be paid to non-executive Directors will correspond to the remuneration amount defined for 2013 as specified, on an aggregate and individual basis, in Chapter IV of PT SGPS Annual Governance Report for 2013.

In the period of the current term of office, during which the functions of the Chief Executive Officer were not performed by the Chairman of the Board of Directors of PT SGPS, the latter’s remuneration corresponded to an annual fixed amount indexed to the annual fixed remuneration of the Chief Executive Officer and did not include a variable component. This fact did not preclude, however, the capacity recognised to the Evaluation Committee of the Board of Directors to propose to the Compensation Committee the granting of a special bonus to the Chairman of the Board of Directors at the end of the term of office, taking into account the performance evaluation of his functions (notably as regards his by-law powers), without being subject, however, to the performance of the Company. As a result of the aggregation of executive duties, the Chairman of the Board of Directors and Chief Executive Officer now benefits from the remuneration policy in force for executive Directors.

In this way, in line with CMVM Recommendation no. III.2, although this remuneration policy is drawn up in view of allowing an alignment with the Company’s interests and a remuneration level promoting a suitable performance, no variable remuneration is foreseen for the non-executive members of the management body nor for the members of the supervisory body. This is intended to cause that none of the non-executive Directors have any portion of their remuneration subject to compliance with pre-determined goals, in order to avoid affecting their independence vis-à-vis the executive management.

II.           Remuneration policy of executive Directors:

The remuneration of executive Directors takes into account the short- and medium-term performance of PT SGPS, as well as referential examples from comparable companies in the sector in Europe. The amounts earned by the members of the Executive Committee under this policy remunerate their function performance in PT SGPS and in its 100% held subsidiaries during each financial year.

The remuneration of executive Directors is composed of a fixed portion and a variable portion as described hereinafter.

a.              Fixed remuneration:

The value of the fixed remuneration of executive Directors for the 2012-2014 term of office was determined taking into account a benchmarking study prepared in 2012 extended to listed companies in the main financial centres. Such study considered companies integrating the PSI-20 and also companies integrating the IBEX 35; CAC40 and DJ Eurostoxx 50, apart from European companies comparable to PT SGPS.

During 2014, and according to the remuneration policy approved for the current term of office, the fixed remunerations to be paid to non-executive Directors will correspond to the remuneration amount defined for 2013 as specified, on an aggregate and individual basis, in Chapter IV of PT SGPS Annual Governance Report for 2013.

b.              Variable remuneration:

In determining the variable component of executive members of the Board of Directors for the 2012-2014 term of office it was further taken into consideration that, during the 2011 financial year, the remuneration policy in force up to that time had been changed in order to include the modifications that had occurred at law and regulation and recommendation levels, and it was decided that such changes needed to remain.

Within the context of such changes, it was decided that the variable remuneration model (the components of which were referred to, as from 2011, as annual variable remuneration and medium-term variable remuneration) should be simplified by establishing, starting from 2012, a single variable remuneration allocated each year while maintaining the verification of the Company’s sustainability levels implied in the option to defer the payment of 50% of the variable remuneration for a three-year period, subject to a positive performance by the Company under pre-defined conditions. In this way, a link was kept between the variable remuneration and the pursuance of medium- and long-term goals of the Company in accordance with the best practices at national and international levels.

The variable remuneration of executive Directors is dependent on the pursuing of the pre-determined goals, and it may amount up to 160% of the fixed remuneration (50% of which is to be deferred for a three-year period as described hereinafter) in the event of a 100% pre-determined goal achievement, in line with the values established under the remuneration policy of the previous term of office.

The variable remuneration policy at PT SGPS is governed by the following principles aiming to ensure a clear alignment between executive Directors’ interests and Company’s interests, in accordance with CMVM Recommendations III. to III.4 and IPCG Recommendations V.3.1 and V.3.2:

•                  Pursuing and achieving goals through the quality, work capacity, dedication and business know-how;

•                  A PT SGPS’ incentive and compensation policy allowing to capture, motivate and retain the “best professionals” within the market as well as the executive team stability;

•                  Implementing a professionalised management approach based upon the definition and control of the pursuance of ambitious (although achievable) and measurable goals on a short- and medium-long-term basis, thus considering the evolution on the performance of the Company and of the Group;

•                  Developing a market-oriented culture in line with its best practices, measured to the extent possible by a comparison of the Company’s performance towards its goals vis-à-vis a benchmarking of its (national and international) reference market;

•                  Pursuing a high standard in the Company’s management, through a set of entrepreneurial reference practices allowing the Company’s business sustainability. For this purpose, a management philosophy with economic, environmental and social dimensions is being implemented.

Currently, there is neither share allotment nor stock option plans in force in the Company.

The assessment of the performance of the Group’s executive Directors was indexed to the achievement of goals at Group level.

The variable remuneration to be allocated for the performance of the year is determined by a percentage of the annual fixed remuneration calculated on the basis of a weighted average of the level of achievement of a set of indicators connected to the performance and sustainability of the Company, provided that at least 85% of the goals established for each such indicator must be achieved.

The performance evaluation is made taking into account the evolution of the following indicators:

•                  The total shareholder return (TSR), considered as such the return generated by the PT share, including not only the trading price variation but also any payments made (dividend);

•                  The global earnings of the PT Group;

•                  The overall EBITDA — CAPEX of the PT Group;

•                  PT’s sustainability index (using the Dow Jones Sustainability Index methodology); and

•                  The achievement of the strategic goals at national and international levels.

In each year of the current term of office, only 50% of the variable remuneration determined in the relevant year will be paid in cash by the Company, and the payment of the remaining 50% will be deferred for a three-year period. The payment of such variable remuneration to each member of the Executive Committee will be subject to the condition of the Company’s positive performance — deemed as such by the Evaluation Committee — during the deferment period not being confirmedly affected as a direct result of the conduct of the Director concerned. In verifying the Company’s positive performance during the relevant period, the Evaluation Committee shall take into account any indicators as eventually defined, the financial sustainability, the economic context of the Company, as well as of the sector where it is inserted, apart from exceptional factors out of the management’s control that might affect the performance of the Company.

The Company’s performance indicators to be considered for these purposes are as follows:

•                  Cash flow generation along the period in question as measured by the EBIDTA-Capex metrical scanning must be positive;

•                  The net worth for the n+3 financial year, any extraordinary movements occurred after the end of the n financial year excluded, upon deduction, for each financial year, of a sum corresponding to a 40% pay-out over the net profit stricken in the consolidated accounts for each financial year of the deferment period (regardless of the actual pay-out) must exceed the net worth stricken at the end of the n financial year.

The following, inter alia, are deemed extraordinary movements in the period between the n financial year and n+3 financial year: any proceeds from a share capital increase, purchase or sale of own shares, extraordinary allocation of dividend or any other form of shareholder remuneration, annual pay-out other than 40% of the consolidated result for the relevant year or other movements that while affecting the net worth do not result from Company operational results (including actuarial profits and losses and capital conversion adjustments).

The net worth for the n+3 financial year should be stricken on the basis of the accounting rules followed for the n financial year in order to ensure comparability.

In the event the executive Director terminates his office, for any reason whatsoever, the payment of the variable remuneration amounts determined and deferred will be made at the time of termination of the management relationship, provided that the Company’s positive performance — deemed as such by the Evaluation Committee under the terms above mentioned — up to such time is not confirmedly affected as a direct result of the conduct of the Director concerned.

After the determination the variable remuneration according to such methodology, the Compensation Committee may increase or reduce in no more than 10% the variable remuneration of the CEO and the members of the Executive Committee, upon proposal by the Chairman of the Board of Directors and of the Evaluation Committee, respectively.

In any case, and even if the level of pursuance of pre-determined goals exceeds 100%, the maximum potential amount of the variable remuneration will not exceed in over 12.5% the variable remuneration corresponding to 100% goal pursuance added by the said grossing up.

c.           Alignment of Directors’ interests with Company’s interests

As results from all the above, the variable remuneration of PT SGPS’ executive Directors is subject to their performance, as well as to the sustainability and ability to achieve certain strategic goals of the Group.

The current remuneration policy further allows, as confirmed on the above mentioned benchmarking study, for a reasonable overall balance between the fixed and variable components and the deferment of a significant portion of the variable remuneration, as its payment is subject to not affecting the Company’s positive performance throughout that period as described above.

Thus being envisaged to contribute to: (i) optimise the long-term performance and discourage excessive risk undertaking; (ii) pursue the Group’s strategic goals and compliance with the rules applicable to its business; and (iii) align management interests with the Company’s and its shareholders’ interests.

Also for the purpose of strengthening the component of the performance evaluation of the Directors, unless otherwise agreed or resolved by the Compensation Committee, the Company and its Directors should act in accordance with the following principles:

1)           The Directors shall not enter into agreements either with the Company or with any third party that might result in mitigating the risk inherent to the variability of their remuneration as fixed by the Company;

2)           An unsuitable performance may affect the level of compliance with the above mentioned goals, and consequently the variable remuneration in terms of individual and joint evaluation;

3)             In the event of removal or agreed termination of the management relationship, no compensation will be paid to the Directors if the same is confirmedly due to their unsuitable performance.

d.              Payments related to removal or agreed termination of director functions

The Company has no defined general policy on payments related to removal or agreed termination of director functions. However, on a case-by-case basis, taking into account the circumstances of each termination, the Company has fixed the compensation amounts due to the directors leaving their office as per information disclosed on the Corporate Governance Report.

III. Remuneration policy of the Chartered Accountant:

The Company’s Chartered Accountant is remunerated in accordance with the usual remuneration practices and conditions for similar services, further to its service agreement and upon proposal by the Company’s Audit Committee. During 2014, the Chartered Accountant earned a remuneration in line with the amount detailed in Chapter V of PT SGPS Annual Governance Report for 2013.

The Compensation Committee of PT SGPS

APPENDIX IV

Code of Ethics

PT SGPS’ Code of Ethics, as revised in 2015, applies to all employees of the Company in order to guarantee a set of common ethical standards. Its update and implementation are permanently monitored by the Corporate Governance Committee.

The goals, values and rules listed in the Code of Ethics incorporate PT SGPS’ culture, which should preside over the professional conduct of all employees of the Company, and imposes its disclosure with investors, suppliers, regulatory authorities and competitors.

The frameworking values for the principles and conduct rules in the PT SGPS’ Code of Ethics, as best described therein, consist notably in the following:

•                  Protecting all shareholder rights and interests, and safeguarding and increasing the worth of the assets of PT SGPS;

•                  Observing the duties of loyalty and confidentiality, and ensuring the principle of accountability by all PT SGPS employees;

•                  Good governance of PT SGPS;

•                  Scrupulously complying with all laws and regulations applicable to the PT SGPS businesses;

•                  Settling any conflicts of interest, and submission of the PT SGPS employees to all pertinent limits as to economic transactions;

•                  Institutionally and individually observing high integrity, loyalty and honesty standards, both in relations with investors and regulatory authorities, and in inter-personal relations between PT SGPS employees;

•                  Good faith in any negotiation, observing the social and environmental responsibility commitments, and scrupulously complying with contractual obligations vis-à-vis all suppliers;

•                  Observing vigorous, loyal competition practices;

•                  Acknowledging the principles of equal opportunities, individual merit and need for respecting and appreciating human dignity in professional relations;

•                  Fairness and equal treatment, ensuring non-discrimination by reason of race, gender, age, sexual orientation, faith, marital status, physical deficiency, political orientation or opinions of whatever nature, ethnical or social or birth origin;

•                  Guaranteeing safety and well-being at work;

•                  Social and environmental responsibility with the communities where the PT Group’s corporate businesses are carried out.

The full text of the PT SGPS Code of Ethics is available for consultation on the Company’s official website (www.ptsgps.pt) and may also be made available through the Investor Relations Office.

Code of Ethics for Senior Financial Officers

PT SGPS’ Board of Directors has approved the “Code of Ethics for Senior Financial Officers”, reinforcing the importance of the specific ethical rules applicable to all PT SGPS employees that are directly or indirectly involved in the preparation, analysis and disclosure of financial statements, press releases or any other information to be disclosed to the markets in connection with PT SGPS. This Code was revised in 2015, particularly as regards its scope of subjective application.

The Code of Ethics for Senior Financial Officers reinforces the principles of honesty and answerability and regulates aspects such as the reporting of conflicts of interest, competence and professionalism, professional secrecy, compliance with the rules applicable to PT SGPS and the responsibility for disclosure of information. Its scope has been disclosed to all relevant employees through the annual signature of a compliance statement.

This Code is also available on the Company’s website.

Procedures implemented by PT SGPS for compliance with the rules applicable to Officer Transactions, Related Party Transactions and Transactions with Owners of Qualified Holdings

In order to fulfil the legal and regulatory requirements applicable to the Company concerning Officer Transactions, Transactions with Related Parties and Transactions with Owners of Qualified Holdings, PT SGPS has adopted a set of procedures aiming at fully complying with such rules.

a) Officer Transactions

In 2006, PT SGPS’ officer transactions were regulated through a Regulation on PT SGPS’ Officer Transactions, which replaced the former Regulation on Transactions for the account of Senior Managers.

This Regulation was issued in line with the amendment implemented by Decree-Law no. 52/2006 of 15 March 2006 to the Portuguese Securities Code, notably aiming at extending the objective and subjective scope of the matters and definitions specified under the applicable legal and regulatory rules in order to complete the system of rules on corporate governance and good conduct practices that were already implemented by PT SGPS in order to strengthen market abuse prevention.

However, in 2008, the Company thought it should revise such document to adjust its rules to the new conditions and to expedite the insertion of data in the database implemented by the Securities Market Commission for this purpose. In particular, it was taken into account that since the approval of such Regulation several facts occurred having an effect on the PT Group’s structure, specially the spin-off of its subsidiary PT Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA (currently, ZON Multimédia — Serviços de Telecomunicações e Multimédia, SGPS, SA).

In this way, such amendment implements the means for compliance with the legal obligations of communication, by the PT Group officers, of the transactions carried out with their participation.

Corporate officers’ transactions are disclosed on the CMVM Information Disclosure System as provided for under the applicable laws and regulations.

Following the appointment of new members of PT SGPS’ corporate bodies for the 2015-2017 three-year term of office that is to take place at the Annual General Meeting of Shareholders to be held in 2015, and in the context of the intended revision of the corporate governance structures currently in force, the rules on PT SGPS’ officer transactions should be revised in order to accommodate the same to the specificities of the Company.

b) Related Party Transactions

The Company has in force, since 2006, a Regulation on Transactions with Related Parties aimed at implementing a set of procedures towards ensuring a correct identification and disclosure of transactions with related parties, as well as defining the relevant concepts of “transaction” and “related parties”.

This Regulation pursues a double purpose: (i) permitting PT SGPS’ financial statements to evidence, if and where applicable, the possibility that the Company’s financial position and results are affected by the existence of related parties and by transactions and pending balances for the same; and (ii) safeguarding PT SGPS’ interest in potential conflict of interest situations vis-à-vis the interests of persons or entities understood as having the possibility of influencing, either directly or indirectly, its management.

Such rules provide for internal control procedures and mechanisms that ensure the proper identification and disclosure of transactions with related parties, involving a preliminary stage of definition, identification and transparency in the transaction decision-making process, to culminate in the disclosure of relevant transactions according to the Portuguese Securities Code rules and with the Portuguese Securities Commission (CMVM) and SEC regulations.

In December 2009 and December 2010, the Regulation on transactions with related parties was subject to modifications essentially aimed at adjusting it to the amendment made to IAS 24 and to the Corporate Governance Code issued by CMVM, as well as at adopting the best market practices on this matter. This Regulation was revised again in 2015.

Within this framework, the most significant modification consisted in providing for rules for a prior assessment by the supervisory body of the execution of certain related party transactions (as redefined exclusively by reference to the concept in IAS 24) where some material requirements as described on the Regulation are met.

In addition, the execution by PT SGPS of any transaction (or the renewal thereof) with related parties the aggregate amount of which per party is in excess of 100,000 Euros per quarter is subject to a prior favourable opinion by the supervisory body.

Furthermore, quantitative limits to the situations exempted from the control mechanisms were inserted, so to reduce the scope of those exceptions.

Transactions with directors either of PT SGPS or its subsidiaries, irrespectively of the amount involved, are also subject to the prior approval by the relevant Board of Directors, upon favourable opinion by their respective corporate supervisory body, as provided for under article 397 of the Portuguese Companies Code.

Currently, the following situations are excluded from the rules applicable to related party transactions:

a)             Purchases of goods or provision of services agreed in compliance of the internal rules relating to purchases, suppliers and service providers in force at the time of the agreement;

b)             Banking operations of Portugal Telecom and its subsidiaries, including collection, payment, deposits and other financial applications, short- and mid-term financing operations, issue of commercial paper, exchange transactions, hedge derivatives and obtaining of bank guarantees, provided that they do not exceed the aggregate amount of 300,000 Euros per year;

c)              Made between companies in a control or group relationship with PT SGPS or between these and PT SGPS;

d)             In which the consideration is based on official price quotations (eg., exchange-rate or interest-rate contracts and commodities), in case the intervals agreed correspond to normal market practices;

e)              In which the consideration is based on tariffs or rates determined by the competent regulatory authorities;

f)               The payment by the PT Group of the remuneration of the Key Corporate Members and Employees (as defined in the Service Order) for the performance of their duties;

g)              Operations available to all employees or shareholders of the PT Group in equivalent conditions;

h)             The hiring of technical services, notably legal or tax consultancy, whenever the respective approval procedure may compromise the timely provision of such services, given the specificity of the services to be provided, notably considering the qualifications and the level of knowledge required for the provision of the services in question, as well as the timeframe for their execution;

i)                 Operations consisting on the execution of transactions already agreed upon under general contracts already in force in the PT Group.

Transactions with related parties are identified as established by law and are disclosed in the annual, interim and quarterly financial information.

c) Transactions with Owners of Qualified Holdings

Following the revision, in 2015, of the internal rules on related party transactions — within which the concept of “Related Parties” was redefined by reference to IAS 24, which does not comprise the owners of qualified holdings in the share capital of a company — PT SGPS understood it was necessary to separate the procedures applicable to related party transactions from those applicable to transactions with owners of qualified holdings.

As such, the procedures for contracting and disclosing transactions with owners of qualified holdings in PT SGPS’ share capital or entities related to them under article 20 of the Portuguese Securities Code were also approved in 2015, as a separate document. Therefore, the execution or renewal of these kind of transactions, with an aggregated amount per entity above 100,000 Euros per quarter, can only be approved after PT SGPS’ supervisory body has issued a prior favourable opinion.

Moreover, the execution or renewal of transactions with owners of qualified holdings or entities related to them under article 20 of the Portuguese Securities Code, with an aggregated amount per entity above 1,000,000 Euros per year, are subject to approval by the Board of Directors, after the supervisory body has issued its prior favourable opinion.

Currently, the following situations are excluded from the rules applicable to transactions with owners of qualified holdings:

a)             Purchases of goods or provision of services agreed in compliance of the internal rules relating to purchases, suppliers and service providers in force at the time of the agreement;

b)             Banking operations of Portugal Telecom, including collection, payment, deposits and other financial applications, short- and mid-term financing operations, issue of commercial paper, exchange transactions, hedge derivatives and obtaining of bank guarantees, provided that they do not exceed the aggregate amount of 300,000 Euros per year;

c)              In which the consideration is based on official price quotations (eg., exchange-rate or interest-rate contracts and commodities), in case the intervals agreed correspond to normal market practices;

d)             In which the consideration is based on tariffs or rates determined by the competent regulatory authorities;

e)              Operations available to all employees or shareholders of the PT Group in equivalent conditions;

f)               The hiring of technical services, notably legal or tax consultancy, whenever the respective approval procedure may compromise the timely provision of such services, given the specificity of the services to be provided, notably considering the qualifications and the level of knowledge required for the provision of the services in question, as well as the timeframe for their execution;

g)              Operations consisting on the execution of transactions already agreed upon under general contracts already in force in the PT Group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.